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Proxy Statement for the 2009 Annual Meeting of Stockholders and 2008 Annual Report


$4,635m
$4,561m
$4,582m
$4,970m
$5,315m
04 05 06 07 08
Revenue from Continuing Operations
$28m
$120m
$154m
$219m
$322m
04 05 06 07 08
Income from Continuing Operations

NCR Corporation (NYSE: NCR) is a global technology company leading how the world connects, interacts and transacts with business. NCR's assisted- and self-service solutions and comprehensive support services address the needs of retail, financial, travel, healthcare, hospitality, entertainment, gaming and public sector organizations in more than 100 countries. NCR (www.ncr.com) is headquartered in Dayton, Ohio.


"The Company's rich tradition of innovation is helping to fuel profitable revenue growth opportunities as we extend leadership in traditional solutions."

Dear NCR Shareholder,

NCR's rich 125-year history has had a number of standout years, and 2008 will go down as one of our company's most successful. A few of the primary achievements include:

- Outstanding financial performance, highlighted by revenue growth of 7 percent to $5.3 billion. Non-pension operating income, or NPOI, grew 15 percent versus the prior year, and we generated $277 million in free cash flow, up from $39 million in 2007.
- The launch of over 50 new products in 2008, including the industry's newest and most innovative ATM family, NCR SelfServ; our next generation self-checkout solution, 5.0; and other groundbreaking solutions in point of sale and self service.
- A return to the #1 market share of shipments of ATMs in North America while maintaining our lead in key global markets and our overall global share leadership position.
- Significant gains in the execution of our self-service strategy, including expansion into new industries such as entertainment, which promise to open future avenues of growth for NCR.
- Excellent progress toward our goal of establishing the industry's lowest cost structure, with significant improvement in both gross and operating margins.
- And the repurchase of almost 22 million shares of our common stock for approximately $494 million dollars.

These achievements made for a very satisfying year, and I would like to thank our employees, customers, partners and shareholders for their support in making it happen. Unfortunately, 2008 was also a year that ended on a dark note for the global economy and for many of our customers, particularly in the retail industry. This challenging environment is expected to prevail throughout 2009 and possibly into 2010.

As we navigate through this turbulence, I am confident we are operating from a position of competitive strength. In fact, NCR is stronger operationally and competitively than it has been in many years. We are winning in the marketplace and delivering improving financial results because we continue to execute three critical long-term business goals:

- Generate profitable revenue growth,
- Build the lowest and most efficient cost structure in our industry, and
- Optimize our capital structure.

The company's rich tradition of innovation is helping to fuel profitable revenue growth opportunities as we extend leadership in traditional industries, including financial and retail; deliver consumables in support of those solutions, like our 2ST, two-sided thermal printers and paper; break into new solution areas, like branch automation; and set the stage for future growth in new industries.

In financial services, NCR is driving new initiatives spanning self-service automation, online banking, mobile banking, and teller-assisted cash recycling, which have allowed us to expand our available market to exceed $9 billion. And we have launched the industry's newest and most innovative ATM family, NCR SelfServ, to customer accolades and industry recognition, helping us to reclaim the #1 market share position in North America while maintaining our lead globally.

Our initiatives have directly helped the banking industry, which is under immense pressure to cut costs and create enhanced loyalty and intimacy with customers. Banks across the globe have initiated a renewed and aggressive focus on growing core deposits, and self service plays a central role in customer acquisition and retention. Our banking customers are very aware of the economic value proposition of our solutions, including tremendous cost savings, increased productivity, attractive ROI, and positive customer satisfaction levels.


2008 Revenue Mix by Geography
Europe / Middle East / Africa $2,066m
United States $1,787m
Asia / Pacific (excluding Japan) $628m
Americas (excluding United States) $482m
Japan $352m

Retail is among the most challenged sectors globally due to the consumer recession. Even so, NCR is delivering solutions like our next generation self-checkout products that increase store productivity, lower costs and improve consumer satisfaction. We are also in the midst of an upgrade cycle on the point-of-sale side of the business where we are winning new business with our RealPOS 70 XRT. These two areas of strength will help provide support in this otherwise difficult period.

Research recently commissioned by NCR showed that 72 percent of American consumers are more likely to shop with a retailer that provides the flexibility to interact and transact across multiple channels: in-store, the Internet, mobile apps, and self-serve kiosks. Retailers that provide that flexibility stand a better chance of getting foot traffic, clicks, and kiosk visits that result in sales. In fact, many large retailers are now seeing upwards of 50 percent of their store transactions executed at a self-checkout station rather than traditional point-of-sale, and we believe that ten years from now very few traditional point-of-sale checkouts will still exist.

What is happening in retail will extend to many other industries as well, and NCR aims to lead that migration. One of the most exciting areas we have entered is entertainment, where digital technologies are disrupting the traditional models for rental and sale of packaged media. We are also active in other verticals like healthcare and the public sector, software and technology services, and travel and lodging–where we are already #1 in airport check-in kiosks.

Behind our solutions offerings sits NCR's largest revenue business: Services. Our Service business provides a stable annuity and continues to be a key ingredient of our strategy: we view this aspect of our business as a tremendous asset, particularly in the current economic environment. For every solution we sell, we want to have a services agreement wrapped around that sale. Our "attach rates" continue to improve, and we remain the largest service provider in the ATM industry today. We also have a growing and vibrant managed services business and outsourcing opportunity in front of us, and so we look forward to driving better margins in Services while building on our leadership position.

In Services and throughout the company, we are becoming more productive and cost efficient. We are on a path to building the industry's lowest cost structure, with significant annual expense savings achieved to date and $200 million to $250 million expected between the year just concluded and the end of 2010. These savings will come from such initiatives as value engineering, more efficient product lifecycle management, and the design of products for serviceability.

NCR is also hard at work optimizing its capital structure. We have over $700 million in cash at the end of 2008, and improved our working capital position. Increased inventory turnover and better accounts receivable performance are leading the way, and the resulting improvement in cash flow has supported increased repurchases, targeted fill-in acquisitions, and most important, reinvestment in research and development.

Through all of these actions, it is clear that NCR has momentum. While our 2009 results will be defined in some measure by the challenging economic environment, we have a solid working capital position, a track record of managing the company for strong business results, the right strategy, and a dedicated workforce who believes in our vision: Our goal is to be the leader in how the world connects, interacts, and transacts with business.

We believe we have ample opportunity to drive performance benefits during the downturn as well as a compelling value proposition to deliver to our customers at what is a difficult time for them. We are focused on managing through this period in a nimble and aggressive manner. I have a high degree of confidence in our strategy and our people, and we expect to emerge in a more powerful position in the years ahead.

William R. Nuti
Chairman and Chief Executive Officer

NOTICE OF 2009 ANNUAL MEETING AND PROXY STATEMENT

March 10, 2009

Dear Fellow NCR Stockholder:

I am pleased to invite you to attend NCR's 2009 Annual Meeting of Stockholders on April 22, 2009. The meeting will begin promptly at 9:00 a.m. local time at the Millenium Hilton, 55 Church Street, New York, New York 10007.

The accompanying notice of the annual meeting and proxy statement tell you more about the agenda and procedures for the meeting. They also describe how the Board of Directors operates and provide information about our director candidates, executive officer and director compensation and corporate governance matters. I look forward to sharing more information with you about NCR at the annual meeting.

Like last year, we are offering to our stockholders the option to receive NCR's proxy materials on the Internet. We believe this option will be preferred by many of our stockholders, as it allows NCR to provide our stockholders the information they need in an environmentally-conscious form and at a reduced cost.

Your vote is important. Whether or not you plan to attend the annual meeting, I urge you to authorize your proxy as soon as possible. You may vote by proxy on the Internet or by telephone, or, if you received the proxy materials by mail, you may also vote by mail. Your vote will ensure your representation at the annual meeting regardless of whether you attend in person.

Sincerely,

William R. Nuti
Chairman of the Board,
Chief Executive Officer and President

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF NCR CORPORATION

Time:

9:00 a.m. local time

Date:

Wednesday, April 22, 2009

Place:

Millenium Hilton
55 Church Street
New York, NY 10007

Purpose:

- Elect three Class A directors to hold office for three-year terms, one Class B director to hold office for a one-year term, and one Class C director to hold office for a two-year term, each until his respective successor is duly elected and qualifies;
- Consider and vote upon the ratification of the appointment of the Company's independent registered public accounting firm for 2009; and
- Transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Other Important Information:

- Registered stockholders of NCR common stock at the close of business on February 9, 2009, may vote at the meeting.
- Your shares cannot be voted unless they are represented by proxy or in person by the record holder at the meeting. **Even if you plan to attend the meeting, please authorize your proxy.**

By order of the Board of Directors,

Peter M. Lieb

Peter M. Lieb
Senior Vice President,
General Counsel and Secretary

March 10, 2009

Important Notice Regarding the Availability of Proxy Materials for the

Stockholder Meeting to be Held on April 22, 2009

This proxy statement and the 2008 Annual Report on Form 10-K are available at www.proxyvote.com.

NCR Corporation
1700 South Patterson Blvd.
Dayton, Ohio 45479

PROXY STATEMENT

GENERAL INFORMATION

These materials are intended to solicit proxies on behalf of the Board of Directors of NCR Corporation, a Maryland corporation (which we refer to as "NCR," the "Company," "we," or "us"), for the 2009 Annual Meeting of Stockholders, including any adjournment or postponement thereof. The meeting will be convened at 9:00 a.m., Eastern Time, on April 22, 2009, at the Millenium Hilton, 55 Church Street, New York, New York 10007.

Delivery of Proxy Materials

We are providing access to our proxy materials (including this proxy statement, together with a notice of meeting and the Company's annual report) on the Internet pursuant to new rules adopted by the Securities and Exchange Commission ("SEC"). Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders entitled to vote at the meeting. You may also request a printed copy of the proxy materials by mail. If you do so, these materials will also include the proxy card for the Annual Meeting. To request a printed copy of the proxy materials, please contact us via the Internet (www.proxyvote.com), telephone (1-800-579-1639) or by email (sendmaterial@proxyvote.com) on or before April 8, 2009. If requesting material by email, please send a blank email with the 12-digit Control Number (located on the Notice) in the subject line. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

All stockholders will have the ability to access, beginning on March 10, 2009, the proxy materials on a website referred to in the Notice or request to receive a printed copy of the proxy materials at no charge. If you request a printed copy of the proxy materials, we will mail them to you within three business days of your request, at no cost to you. The Notice includes instructions on how to access the electronic proxy materials, as well as instructions for requesting a printed copy. In addition, stockholders may permanently elect to receive future proxy materials in either electronic form by email or printed form by mail. If you make such an election, we will continue to send you the materials pursuant to your election, until you notify us otherwise.

We are taking advantage of the householding rules adopted by the SEC that permit us to deliver only one Notice to stockholders who share an address, unless otherwise requested. This allows us to reduce the expense of delivering duplicate Notices to our stockholders who may have more than one stock account or who share an address with another NCR stockholder. If you have multiple NCR common stock record accounts and/or share an address with a family member who is an NCR stockholder and have received only one Notice, you may write or call us at 1700 S. Patterson Boulevard, Attn: Investor Relations, Dayton, Ohio 45479 (phone: 937-445-5905), to request separate copies of the proxy materials at no cost to you. If you do not wish to participate in the householding program, please call 1-800-542-1061 to "opt-out" or revoke your consent.

Stockholders Entitled to Vote at the Meeting

If you are a registered stockholder at the close of business on the record date for the meeting, February 9, 2009, you are entitled to vote at the meeting. There were 158,161,314 shares of common stock outstanding on the record date. You will have one vote on each matter properly brought before the meeting for each share of NCR common stock you own.

Electronic Access to Proxy Materials and Annual Report

The Notice includes instructions regarding how to:

- view your proxy materials for the Annual Meeting on the Internet; and
- instruct us to send you all future proxy materials by email.

If you choose to receive future proxy materials by email, next year you will receive an email with a link to the proxy materials and proxy voting site. Your election to receive future proxy materials by email will remain in effect until you terminate your election. Choosing to receive your future proxy materials by email will save the Company the cost of producing and mailing these documents and reduce the impact of our Annual Meeting on our environment.

How to Vote Your Shares

Your vote is important. Your shares can be voted at the annual meeting only if you are present in person or represented by proxy. Even if you plan to attend the meeting, we urge you to authorize your proxy in advance. We encourage you to authorize your proxy electronically by going to the *http://www.proxyvote.com* website or by calling the toll-free number (for residents of the United States and Canada) listed on your proxy card. Please have your proxy card in hand when going online or calling. ***If you authorize your proxy electronically, you do not need to return your proxy card.*** If you received proxy materials by mail and choose to authorize your proxy by mail, simply mark your proxy card, and then date, sign and return it in the postage-paid envelope provided.

If you hold your shares beneficially in street name, i.e., through a nominee (such as a bank or broker), you may be able to authorize your proxy by telephone or the Internet as well as by mail. You should follow the instructions you receive from your broker or other nominee to vote these shares.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted at the meeting by:

- voting again on the Internet or telephone (only the latest Internet or telephone proxy will be counted);
- properly executing and delivering a later-dated proxy card;
- voting by ballot at the meeting; or
- sending a written notice of revocation to the inspectors of election in care of the Corporate Secretary of the Company at the address listed above.

Voting at the Annual Meeting

The method by which you vote and authorize your proxy will in no way limit your right to vote at the meeting if you later decide to vote in person at the meeting. If you hold your shares in street name, you must obtain a proxy executed in your favor from your nominee (such as a bank or broker) to be able to vote at the meeting.

Your shares will be voted at the meeting as directed by your electronic proxy, the instructions on your proxy card or voting instructions if: (1) you are entitled to vote, (2) your proxy was properly executed or properly authorized electronically, (3) we received your proxy prior to the annual meeting, and (4) you did not revoke your proxy prior to or at the meeting.

Voting Shares Held in the NCR Savings Plan

If you are a participant in the NCR Savings Plan, your proxy includes any NCR common stock allocated to your plan account. The trustee of this plan will vote the number of shares allocated to your account according to your

instructions. If you do not vote your shares in the NCR Savings Plan as instructed above, the trustee will vote unallocated shares, and any allocated shares for which voting instructions are not timely received, in the same proportion of "For" and "Against" votes as the shares for which voting instructions were timely received.

Voting Shares Held Under the NCR Direct Stock Purchase and Sale Plan

If you are a participant in the Direct Stock Purchase and Sale Plan (the "DSPP") administered by our transfer agent, Mellon Investor Services ("Mellon"), for NCR, your proxy includes the NCR common stock held in your DSPP account. Mellon, as the DSPP administrator, is the stockholder of record of that plan and will not vote those shares unless you provide it with instructions, which you may do over the Internet, by telephone, or by mail using your proxy card.

Quorum for Meeting: Votes Required to Approve Each Item

The presence at the meeting (in person or by proxy) of the stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting as of the close of business on February 9, 2009, constitutes a quorum allowing us to conduct business at the meeting. A majority of all the votes cast (in person or by proxy) is required to elect directors and to ratify the appointment of our independent registered public accounting firm. Broker "non-votes" and abstentions are not votes cast under Maryland law and, therefore, will have no effect on the outcome of the vote for any item. Broker "non-votes" occur when a broker returns a properly executed proxy but does not vote on a particular item because the broker does not have the authority to vote on a proposal in the absence of voting instructions from the beneficial owner. We do not expect that brokers will lack authority to vote on either of the proposals that will be considered at the meeting.

Annual Meeting Admission

You may attend the meeting if you are a registered stockholder, a proxy for a registered stockholder, or a beneficial owner of NCR common stock with evidence of ownership. **If you plan to attend the meeting in person, please complete and return to NCR's Corporate Secretary, by mail, the meeting reservation request form provided on the Internet, or, if you received the proxy materials by mail, the form provided on page 69 of this proxy statement. If you are not a record stockholder, please include evidence of your ownership of NCR stock with the form (such as an account statement showing you own NCR stock as of the record date).** If you do not have a reservation for the meeting, you may still attend if we can verify your stock ownership at the meeting.

Annual Meeting Voting Results

We will include the results of the votes taken at the meeting in NCR's next quarterly report filed with the SEC.

The Board's Recommendations

If you authorize your proxy electronically or send a properly executed proxy without specific voting instructions, your shares represented by that proxy will be voted as recommended by the Board of Directors:

- FOR the election of each of the three Class A director nominees, one Class B director nominee, and one Class C director nominee (see pages 6 and 7); and
- FOR ratification of the appointment of the Company's independent registered public accounting firm for 2009 (see page 67).

Uncertificated Shares

On January 25, 2006, the Board of Directors approved an amendment and restatement of the Company's Bylaws which, among other things, allows the Company to issue uncertificated shares of stock. As a result of a resolution adopted by the Board of Directors, the Company will no longer issue stock certificates. However, stockholders whose shares are uncertificated will have all of the same rights as stockholders who were previously issued stock certificates and whose shares continue to be represented by certificates.

Ownership by Officers and Directors

This table shows the NCR common stock beneficially owned as of January 31, 2009 by each executive officer named in the Summary Compensation Table below on page 38, each non-employee director and nominee and the current directors and current executive officers as a group. As of that date, the Named Executive Officers and the then-current directors and remaining executive officers as a group beneficially owned 2.0% of NCR common stock. Other than Mr. Nuti, who beneficially owned 1.2% of NCR common stock as of January 31, 2009, no other individual listed in this table beneficially owned more than 1% of NCR common stock as of that date. In addition to the shares shown in this table, the directors and executive officers hold restricted stock units that have not yet vested, as listed in footnote 5 to the following table.

Name	Total Shares Beneficially Owned(1)(2)	Shares Covered by Options(3)
Non-Employee Directors		
Quincy Allen, Director	0	0
Edward (Pete) Boykin, Director	82,751	42,976
Richard Clemmer, Director	5,916	0
Gary Daichendt, Director	19,480	6,976
Robert DeRodes, Director	6,505	0
Mark Frissora, Director(4)	46,461	22,976
Linda Fayne Levinson, Independent Lead Director	114,068	76,976
C.K. Prahalad, Director	129,382	76,976
Named Executive Officers		
William Nuti, Director and Officer	1,934,338	1,772,082
Malcolm Collins, Former Officer	127,018	90,868
Peter Dorsman, Officer	64,535	54,731
Peter Lieb, Officer	107,716	83,498
Anthony Massetti, Officer	50,928	50,928
Robert Fishman, Former Officer	23,989	19,104
Current Directors, Named Executive Officers and remaining Executive Officers as a Group (19 persons(5))	3,131,255	2,622,497

(1) Some of NCR's executive officers and directors own fractional shares of NCR stock. For purposes of this table, all fractional shares have been rounded to the nearest whole number. This column also includes 31,775 shares granted to Mr. Boykin, 3,117 shares granted to Mr. Clemmer, and 5,364 shares granted to Mr. Prahalad, all of which were deferred pursuant to the director's election until the time of the director's departure from the Board.

(2) This column includes shares held by NCR's executive officers and directors who have entered into a standard brokerage account form with Fidelity which includes a provision for the pledge of NCR shares owned by such executive officer or director. The pledge applies to all shares listed for each individual in the table above which are held in such individual's Fidelity brokerage account.

(3) This column shows those shares the officers and directors or their family members have the right to acquire through stock option exercises within 60 days after January 31, 2009. These shares are also included in the Total Shares Beneficially Owned column.

(4) Includes an aggregate of 280 shares held by Mr. Frissora's sons.

(5) In addition to the shares listed in the table, directors hold the following number of restricted stock units that have not vested as of the filing date of this proxy statement: Mr. Boykin, 1,273 (the receipt of which Mr. Boykin has elected to defer); Mr. DeRodes, 2,800; Mr. Clemmer, 2,800 (the receipt of which Mr. Clemmer has elected to defer); and Messrs. Daichendt, Frissora and Prahalad and Ms. Levinson, 1,273. The Named Executive Officers

also hold the following number of restricted stock units that have not vested as of the filing date of this proxy statement, in addition to the shares listed in the table: Mr. Nuti, 290,751; Mr. Collins, 69,834; Mr. Dorsman, 44,207; Mr. Fishman, 17,857; Mr. Lieb, 51,953; Mr. Massetti, 85,028; and other executive officers who are not named in the Summary Compensation Table, 213,069.

Other Beneficial Owners of NCR Stock

To the Company's knowledge, the following stockholders beneficially own more than 5% of the Company's outstanding stock.

Name and Address of Beneficial Owner	Total Number of Shares	Percent of Class
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	20,027,880(1)	12.7%
Janus Capital Management LLC 101 Detroit Street Denver, Colorado 80206	7,915,873(2)	5.0%

(1) Information is based upon a Schedule 13G filed by FMR LLC ("FMR") and Edward C. Johnson 3d, Chairman of FMR, with the SEC on February 17, 2009. FMR reports beneficial ownership of shares by its direct and indirect subsidiaries, including Fidelity Management & Research Company ("Fidelity"), Strategic Advisers, Inc., Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company and FIL Limited. These FMR entities have sole dispositive power over all 20,027,880 shares and sole voting power with respect to 5,101,559 shares.

Fidelity is the beneficial owner of 15,366,571 of the shares shown above as a result of acting as investment adviser to various investment companies ("Funds"). Edward C. Johnson 3d, FMR, through its control of Fidelity, and the Funds each has sole dispositive power over the 15,366,571 shares owned by the Funds.

(2) Information is based upon a Schedule 13G filed by Janus Capital Management LLC ("Janus") with the SEC on February 17, 2009. Janus reports beneficial ownership of shares by its affiliates INTECH Investment Management and Perkins Investment Management LLC. According to this filing, Janus has shared voting power and shared dispositive power over all of the shares.

ELECTION OF DIRECTORS
(Item 1 on Proxy Card)

The Board of Directors of NCR (the "Board") is currently divided into three classes. Directors hold office for staggered terms of three years (or less if they are filling a vacancy) and until their successors are elected and qualify. One of the three classes is elected each year to succeed the directors whose terms are expiring. The terms for the directors in Classes A, B and C of the Board of Directors expire at the annual meetings of stockholders in 2009, 2010, and 2011, respectively.

Proxies solicited by the Board will be voted for the election of each of the nominees, unless you withhold your vote on your proxy. The Board has no reason to believe that any of these nominees will be unable to serve. However, if one of them should become unavailable, the Board may reduce the size of the Board or designate a substitute nominee. If the Board designates a substitute, shares represented by proxies will be voted for the substitute nominee.

The Board recommends that you vote FOR each of the following nominees for election as a director.

Class A—Current Terms Expiring in 2009 and New Terms Expiring in 2012:

Messrs. Nuti and Daichendt are Class A directors whose current terms are expiring at the 2009 annual meeting. Messrs. Nuti and Daichendt have been nominated for reelection to serve until the 2012 annual meeting of stockholders and until their successors are elected and qualify. In addition, on April 23, 2008, the NCR Board of Directors increased the size of the Board by two members and Mr. Robert DeRodes was elected as a Class A director to fill one of the vacant positions until the 2009 annual meeting. The Board has proposed the following nominees for election as Class A directors at the 2009 annual meeting. Each of the nominees has consented to serve a three-year term and each is currently serving as a director.

William Nuti, 45, is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following 10 years at Cisco Systems where he advanced to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at IBM, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation. Mr. Nuti became a director of NCR on August 7, 2005.

Gary Daichendt, 57, has been principally occupied as a private investor since June 2005 and has been a managing member of Theory R Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a global supplier of communication equipment, from March 2005 to June 2005. Prior to that and until his retirement in December 2000, Mr. Daichendt served as Executive Vice President, Worldwide Operations for Cisco Systems, a manufacturer of communications and information technology networking products. Mr. Daichendt is also a director of ShoreTel Inc. Mr. Daichendt became a director of NCR on April 26, 2006.

Robert P. DeRodes, 58, became Executive Vice President, Chief Technology Officer of First Data Corporation, an electronic commerce and payments company, on October 8, 2008. Prior to joining First Data, he was Executive Vice President and Chief Information Officer for The Home Depot, a home improvement retailer, since February 2002. He previously served as President and Chief Executive Officer of Delta Technology, Inc. and Chief Information Officer for Delta Air Lines, Inc., an international airline company, from September 1999 until February 2002. Mr. DeRodes became a director of NCR on April 23, 2008.

Class C—Current Term Expiring in 2009 and New Term Expiring in 2011:

On April 23, 2008, the NCR Board of Directors increased the size of the Board by two members and Mr. Richard Clemmer was elected as a Class C director to fill one of the vacant positions until the 2009 annual meeting. The Board has proposed Mr. Clemmer for election as Class C director at the 2009 annual meeting. Mr. Clemmer has consented to serve a two-year term and is currently serving as a director.

Richard L. Clemmer, 57, became President and Chief Executive Officer of NXP B.V., a semiconductor company, on January 1, 2009. Prior to that, he was a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm, a position he held from May 2007 to December 2008. He previously served as President and Chief Executive Officer of Agere Systems Inc., an integrated circuits components company that was acquired in 2007 by LSI Logic Corporation, from October 2005 to April 2007. Between June 2004 and October 2005, he was an active partner at Shelter Capital Partners, a private investment fund. Between 2003 and October 2005, he was Chairman and President of Venture Capital Technology LLC, a technology investment and consulting company. He is also a director of i2 Technologies, Inc. Mr. Clemmer became a director of NCR on April 23, 2008.

Class B—Current Term Expiring in 2009 and New Term Expiring in 2010:

On January 28, 2009, the NCR Board of Directors increased the size of the Board by one member and Mr. Quincy Allen was elected as a Class B director to fill the vacant position until the 2009 annual meeting. The Board has proposed Mr. Allen for election as Class B director at the 2009 annual meeting. Mr. Allen has consented to serve a one-year term and is currently serving as a director.

Quincy Allen, 48, became President, Global Business and Strategic Marketing Group, Xerox Corporation, a document management technology and services company, on January 21, 2009. Prior to assuming this position, Mr. Allen was President, Production Systems Group, at Xerox from December 2004. From 2003 to 2004, he was Senior Vice President, Xerox Business Group Operations, and from 2001 to 2003, he was Senior Vice President, North American Services and Solutions, Xerox. Mr. Allen became a director of NCR on January 28, 2009.

Directors Whose Terms of Office Continue

Class B—Current Terms Expiring in 2010:

Edward "Pete" Boykin, 70, was Chair of the Board of Directors of Capital TEN Acquisition Corp., a special purpose acquisition company, from October 2007 to May 30, 2008. He served as President and Chief Operating Officer of Computer Sciences Corporation, an information technology services company he joined in 1966, from July 2001 to June 2003. Mr. Boykin is also a director of Teradata Corporation. Mr. Boykin became a director of NCR on June 5, 2002.

Linda Fayne Levinson, 67, is Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company, a position she has held since July 2006. From February 2006 through July 2006, Ms. Levinson was Interim Chief Executive Officer and Chair of Vendare Media (subsequently merged with Netblue and known as VendareNetblue). From November 2006 through June 2007, she was also Chair of the Board of Directors of X1 Technologies, Inc., an Idealab company providing secure enterprise desktop search solutions. Ms. Levinson was a partner at GRP Partners, a private equity investment fund investing in start-up and early-stage retail and electronic commerce companies, from 1997 to December 2004. She is also a director of DemandTec, Inc., Jacobs Engineering Group Inc., Ingram Micro Inc., and The Western Union Company. Ms. Levinson became a director of NCR on January 1, 1997 and was appointed the Independent Lead Director of the NCR Board of Directors on October 1, 2007.

Class C—Current Terms Expiring in 2011:

Mark Frissora, 53, became Chief Executive Officer of The Hertz Corporation, a car and equipment rental company, on July 19, 2006, and became Chairman of the Board of The Hertz Corporation on January 1, 2007. Prior to becoming Chief Executive Officer of The Hertz Corporation, Mr. Frissora was Chairman and Chief Executive Officer of Tenneco Inc., a manufacturer of automotive emission control and ride control products and systems, from March 2000, after serving as its President and Chief Executive Officer from November 1999 until March 2000. He is also a director of Walgreen Co. Mr. Frissora became a director of NCR on June 5, 2002.

C.K. Prahalad, 67, is the Paul and Ruth McCracken Distinguished University Professor at The Ross School of Business, University of Michigan. Mr. Prahalad is a nationally recognized specialist in corporate strategy and the role of top management in large, diversified, multi-national corporations. From 2000 to 2002, he was Chairman of PRAJA, Inc., a software company located in San Diego, California. He is also a director of Hindustan Lever Limited, India, Pearson PLC and World Resources Institute, Washington, D.C., a non-governmental organization. Mr. Prahalad became a director of NCR on January 1, 1997.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Board of Directors oversees the overall performance of the Company on your behalf. Members of the Board stay informed of the Company's business by participating in Board and committee meetings (including regular executive sessions of the Board), by reviewing materials provided to them prior to meetings and otherwise, and through discussions with the Chief Executive Officer and other members of management and staff.

Corporate Governance

NCR's Board of Directors is elected by the stockholders to oversee the performance of the business and affairs of the Company. The Board selects the senior management team, which is charged with conducting the Company's business. Having selected the senior management team, the Board acts as an advisor to senior management and monitors its performance. The Board reviews the Company's strategies, financial objectives and operating plans. It also plans for management succession of the Chief Executive Officer, as well as other senior management positions, and oversees the Company's compliance efforts.

To help discharge its responsibilities, the Board of Directors has adopted Corporate Governance Guidelines on significant corporate governance issues. These guidelines address, among other things, director independence, committee membership and structure, meetings and executive sessions, and director selection, retirement, and training. The Board's Corporate Governance Guidelines, as well as the Board's committee charters, are found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/guidelines.htm. You may obtain a written copy of these guidelines, or any of the Board's committee charters, by writing to NCR's Corporate Secretary at the address listed on page 13 of this proxy statement. The Board's non-management directors meet regularly in executive session of non-management directors. Effective October 1, 2007, the Board of Directors appointed Linda Fayne Levinson as the Board's Independent Lead Director. As the Independent Lead Director, the Board appointed Ms. Levinson to serve as the presiding director at the executive sessions of non-management directors during 2009.

In connection with its Corporate Governance Guidelines, the Board of Directors has established independence standards. In general, the Board annually determines whether each director is considered independent, taking into account the independence guidelines of the New York Stock Exchange and the factors listed immediately following this paragraph, which are included as Exhibit B, Definition of Director Independence, to the Board's Corporate Governance Guidelines referenced above, in addition to those other factors it may deem relevant. No director may qualify as independent unless the Board affirmatively determines (i) under the New York Stock Exchange ("NYSE") listing standards, that he or she has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with NCR); and (ii) under the Company's independence standards, that the director or director candidate:

- has not been an employee of the Company or any of its affiliates, or affiliated with the Company, within the past five years;
- has not been affiliated with or an employee of the Company's present or former independent auditors or its affiliates for at least five years after the end of such affiliation or auditing relationship;
- has not for the past five years been a paid advisor, service provider or consultant to the Company or any of its affiliates or to an executive officer of the Company or an employee or owner of a firm that is such a paid advisor, service provider or consultant;
- does not, directly or indirectly, have a material relationship (such as being an executive officer, director, partner, or significant stockholder) with a significant customer or supplier of the Company, including payments in the previous three years to or from the Company to another company in a fiscal year exceeding the greater of $1 million or 2% of the other company's consolidated gross revenues;
- is not an executive officer or director of a foundation, university or other non-profit entity receiving significant contributions from the Company, including contributions in the previous three years that, in

any single fiscal year, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues;

- has not been employed by another corporation that has (or had) an executive officer of the Company on its board of directors during the past five years;
- has not received compensation, consulting, advisory or other fees from the Company, other than director compensation and expense reimbursement or compensation for prior service that is not contingent on continued service for the past five years; and
- is not and has not been for the past five years, a member of the immediate family of (i) an officer of the Company, (ii) an individual who receives more than $120,000 per year in direct compensation from the Company, other than compensation for prior service that is not contingent on continued service, (iii) an individual who, with respect to the Company's independent auditors or their affiliates, is a current partner or a current employee personally working on the Company's Audit or was a partner or employee and personally worked on the Company's audit, (iv) an individual who is an executive officer of another corporation that has (or had) an executive officer of the Company on its board of directors, (v) an executive officer of a company that has made payment to, or received payments from, the Company in a fiscal year that exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues, or (vi) any director who is not considered an independent director.

NCR's Board of Directors has determined that all of the Company's non-employee directors and nominees, namely Quincy Allen, Edward (Pete) Boykin, Richard Clemmer, Gary Daichendt, Robert DeRodes, Mark Frissora, Linda Fayne Levinson and C.K. Prahalad meet the NYSE listing independence standards and the Company's independence standards. In evaluating and determining the independence of Mr. Frissora, the Board of Directors considered the relationship between NCR and The Hertz Corporation. Mr. Frissora is the Chairman of the Board and Chief Executive Officer of The Hertz Corporation, which has various commercial relationships with NCR. The Board of Directors determined that none of these relationships, alone or in the aggregate, were material. There were no other transactions, relationships or arrangements that required review by the Board for purposes of determining director independence.

The Board met seven times last year. In 2008, all of the directors attended 75 percent or more of the total number of meetings of the Board and the committee(s) on which he or she serves. In addition, while there is no formal policy regarding director attendance at the annual meeting of stockholders, NCR's directors have a practice of attending the Company's annual meetings. All of the directors then in office attended the Company's 2008 annual meeting of stockholders.

Committees of the Board

NCR's Board of Directors has four standing committees: the Audit Committee, the Compensation and Human Resource Committee, the Committee on Directors and Governance, and the Executive Committee.

Audit Committee: The Audit Committee is the principal agent of the Board of Directors in overseeing (i) the quality and integrity of the Company's financial statements; (ii) the assessment of financial risk and risk management programs; (iii) the independence, qualifications, and performance of the Company's independent registered public accounting firm; (iv) the performance of the Company's internal auditors; and (v) the integrity of management and the quality and adequacy of disclosures to stockholders. The committee also:

- is solely responsible for hiring and terminating the Company's independent registered public accounting firm and pre-approving all audit, as well as any audit-related, tax and other non-audit services, to be performed by the independent registered public accounting firm;
- reviews and discusses with NCR's independent registered public accounting firm its quality control procedures and the Company's critical accounting policies and practices;

- regularly reviews the scope and results of audits performed by the Company's independent registered public accounting firm and internal auditors;
- meets with management to review the adequacy of the Company's internal control framework and its financial, accounting, reporting and disclosure control processes;
- reviews the Company's periodic SEC filings and quarterly earnings releases;
- reviews and discusses with the Company's Chief Executive Officer and Chief Financial Officer the procedures they followed to complete their certifications in connection with NCR's periodic filings with the SEC; and
- discusses management's plans with respect to the Company's major financial risk exposures.

The Audit Committee has four members, Quincy Allen, Edward (Pete) Boykin, Richard Clemmer and C.K. Prahalad, each of whom is independent and financially literate as determined by the Board under applicable SEC and NYSE standards. In addition, the Board has determined that Messrs. Boykin and Clemmer are each an "audit committee financial expert," as defined under SEC regulations. No member of the committee may receive any compensation, consulting, advisory or other fee from the Company, other than Board compensation described below under the caption "Director Compensation," as determined in accordance with applicable SEC and NYSE rules. Members serving on the Audit Committee are limited to serving on no more than two other audit committees of boards of directors of public companies, unless the Board of Directors evaluates and determines that these other commitments would not impair the member's effective service to the Company.

A more detailed discussion of the committee's mission, composition, and responsibilities is contained in the Audit Committee Charter, which was adopted as revised by the Board of Directors in October 2008. A copy of this charter can be found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

Compensation and Human Resource Committee: This committee reviews and approves the Company's total compensation goals, objectives and programs covering executive officers and key management employees as well as the competitiveness of NCR's total executive officer compensation practices. The committee also:

- evaluates and reviews the performance levels of the Company's executive officers and determines base salaries, equity awards and incentive awards for such officers;
- discusses its evaluation of, and determination of compensation to, the Chief Executive Officer at executive sessions of the Board of Directors;
- reviews and approves the Company's executive compensation plans;
- oversees the Company's compliance with NYSE rules relating to approval of equity compensation plans;
- reviews management's proposals to make significant organizational changes or significant changes to existing executive officer compensation plans; and
- oversees the Company's plans for management succession and development.

This committee may delegate its authority to the Company's Chief Executive Officer to make equity awards to individuals other than executive officers in limited instances.

This committee currently has three members, Mark Frissora, Robert DeRodes and Linda Fayne Levinson, each of whom the Board of Directors has determined meets the NYSE listing independence standards and the Company's independence standards.

This committee is authorized to and has directly engaged its compensation consultant, Frederic W. Cook & Co., to review the Company's long-term incentive program, the Management Incentive Plan and other key programs

related to the compensation of executive officers. In 2008, the committee directed its consultant to conduct market studies, review publicly available market data and be readily available for consultation with this committee and its members regarding such matters.

A more detailed discussion of the committee's mission, composition, and responsibilities is contained in the Compensation and Human Resource Committee Charter, which was adopted as revised by the Board of Directors in January 2009. A copy of this charter can be found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

Committee on Directors and Governance: This committee is responsible for reviewing the Board's corporate governance practices and procedures, including the review and approval of each related party transaction under the Company's Related Person Transaction Policy, unless the committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, and the Company's ethics and compliance program, and:

- establishes procedures for evaluating the performance of the Board of Directors and oversees such evaluation;
- reviews and makes recommendations to the Board concerning director compensation; and
- reviews the composition of the Board of Directors and the qualifications of persons identified as prospective directors, recommends the candidates to be nominated for election as directors, and, in the event of a vacancy on the Board, recommends any successors.

This committee is authorized to engage consultants to review the Company's director compensation program. In 2008, the committee engaged Mercer (US) Inc. as its consultant to conduct market studies, review publicly available market data to assess compensation levels and structure for non-employee directors of the Company, including Board and committee retainers, meeting fees, committee chair fees, lead director compensation, and initial and long-term incentive equity grants.

The Committee on Directors and Governance is composed entirely of independent directors, Edward (Pete) Boykin, Gary Daichendt, Linda Fayne Levinson and C.K. Prahalad.

Selection of Nominees for Directors

Your directors and the Committee on Directors and Governance are responsible for recommending candidates for membership to the Board. The director selection process is described in detail in the Board's Corporate Governance Guidelines, which are posted on the Company's corporate governance website at http://www.ncr.com/corpgovernance/guidelines.htm. In determining candidates for nomination, the Committee on Directors and Governance will seek the input of the Chairman of the Board and the Chief Executive Officer, and, in the event the positions of Chairman of the Board and Chief Executive Officer are held by the same person, the Independent Lead Director, and will consider individuals recommended for Board membership by the Company's stockholders in accordance with the Company's Bylaws and applicable law. From time to time, the committee may engage outside search firms to assist it in identifying and contacting qualified candidates. In 2008, the Committee on Directors and Governance engaged Egon Zehnder International to assist in identifying qualified candidates for open Class A, Class B and Class C Director positions. The committee selected Messrs. Richard Clemmer, Robert DeRodes, and Quincy Allen, each of whom was recommended by Egon Zehnder International, for these open positions. All candidates are evaluated by the committee using the qualification guidelines included as part of the Board's Corporate Governance Guidelines. As part of the selection process, the Committee on Directors and Governance and the Board of Directors examine candidates' business skills and experience, personal integrity, judgment, and ability to devote the appropriate amount of time and energy to serving the best interests of stockholders. The Board and the Committee on Directors and Governance are committed to finding proven leaders who are qualified to serve as NCR directors.

Stockholders wishing to recommend individuals for consideration as directors should contact the Committee on Directors and Governance by writing the Company's Corporate Secretary at NCR Corporation, 1700 South Patterson Blvd., Dayton, OH 45479. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as other candidates. Stockholders who want to nominate directors for election at NCR's next annual meeting of stockholders must follow the procedures described in the Company's Bylaws, which are available on our corporate governance website at http://www.ncr.com/corpgovernance/corpgov_bylaws.htm. See "Procedures for Stockholder Proposals and Nominations" on page 68 of this proxy statement for further details regarding how to nominate directors.

The directors nominated by the Board of Directors for election at the 2009 annual meeting were recommended by the Committee on Directors and Governance. All of these candidates for election are currently serving as directors of the Company and have been determined by the Board to be independent, with the exception of Mr. Nuti, who also serves as the Company's Chief Executive Officer and President.

A more detailed discussion of the committee's mission, composition, and responsibilities is contained in the Committee on Directors and Governance Charter. A copy of this charter can be found on NCR's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

Executive Committee: This committee has the authority to exercise all powers of the full Board of Directors, except those prohibited by applicable law, such as amending the Bylaws or approving a merger that requires stockholder approval. This committee meets between regular Board meetings if urgent action is required.

Board Committee Membership

Name	Executive Committee	Compensation and Human Resource Committee	Audit Committee	Committee on Directors and Governance
Quincy Allen			X	
Edward (Pete) Boykin	X		X*	X
Richard Clemmer			X	
Gary Daichendt	X			X*
Robert DeRodes		X		
Mark Frissora	X	X*		
Linda Fayne Levinson	X	X		X
William Nuti	X*			
C. K. Prahalad			X	X
Number of meetings in 2008	0	8	9	4

*Chair

Communications with Directors

Stockholders or interested parties wishing to communicate directly with NCR's Board of Directors, any individual director, the Chairman of the Board, or NCR's non-management or independent directors as a group are welcome to do so by writing NCR's Corporate Secretary at 1700 South Patterson Blvd., Dayton, Ohio 45479. The Corporate Secretary will forward any communications as directed. Any matters reported by stockholders relating to NCR's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee as appropriate. Anonymous and/or confidential communications with the Board of Directors may also be made by writing to this address. For more information on how to contact NCR's Board, please see the Company's Corporate Governance website at http://www.ncr.com/corpgovernance/corpgov_contact.htm.

Code of Conduct

The Company has a Code of Conduct that sets the standard for ethics and compliance for all of its employees. NCR's Code of Conduct is available on NCR's corporate governance web site at http://www.ncr.com/about_ncr/corporate_governance/code_of_conduct.jsp. To receive a copy of the Code of Conduct, please send a written request to the Corporate Secretary at the address provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

During 2008, all executive officers and directors of the Company timely filed the reports required under Section 16(a) of the Securities Exchange Act of 1934.

BOARD COMPENSATION AND HUMAN RESOURCE COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation and Human Resource Committee of the Board of Directors (the "Committee") manages the Company's compensation programs on behalf of the Board of Directors. The Committee reviewed and discussed with the Company's management the *Compensation Discussion and Analysis* included in this Proxy Statement. In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company's Proxy Statement to be filed in connection with the Company's 2009 Annual Meeting of Stockholders, each of which will be filed with the Securities and Exchange Commission.

Dated: February 23, 2009

The Compensation and Human Resource Committee:

Mark P. Frissora, Chair
Robert P. DeRodes, Member
Linda Fayne Levinson, Member

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

I. Executive Summary

Our *Compensation Discussion and Analysis* includes: (i) an overview of the Company's executive compensation program, including a discussion of the compensation philosophy of the Committee and the material elements of compensation earned by or paid to our Named Executive Officers (defined in the following paragraph); and (ii) an analysis of the compensation decisions made by the Compensation and Human Resource Committee of our Board of Directors (the "Committee") in 2008.

Our named executive officers discussed in this *Compensation Discussion and Analysis* and the related compensation tables are the officers listed in the table below (collectively, the "Named Executive Officers").

Name	Title
William Nuti	Chairman of the Board, Chief Executive Officer and President
Anthony Massetti	Senior Vice President and Chief Financial Officer
Robert Fishman	Former Interim Chief Financial Officer
Malcolm Collins	Former Senior Vice President, Global Sales and Marketing
Peter Lieb	Senior Vice President, General Counsel and Secretary
Peter Dorsman	Senior Vice President, Global Operations

Information regarding Mr. Fishman, who served as our Interim Chief Financial Officer ("Interim CFO") during 2007 and part of 2008 is included because he is a Named Executive Officer under the SEC disclosure rules. Mr. Fishman continues to serve as the Company's Controller. Information regarding Mr. Collins, who served as our Senior Vice President, Global Sales and Marketing throughout 2008, is included, although he separated from the Company in 2009, because he is also a Named Executive Officer under the SEC disclosure rules.

The Committee has the sole authority to make compensation-related decisions for the Company's executive officers, including our Named Executive Officers. The Committee relies on five key objectives to drive its executive compensation decisions: (i) attract, retain and motivate high quality talent; (ii) ensure a strong correlation between our executives' actual compensation earned and the delivery of successful operating performance for the Company; (iii) establish commonality of interest between our executives and stockholders; (iv) ensure executive compensation programs are financially sound for the Company; and (v) reflect best practice standards as appropriate.

Compensation of our Named Executive Officers is highly performance-based. We use performance-based cash and equity incentives to reward our Named Executive Officers for achieving performance targets set annually by the Committee. In 2008, all equity awards made to our Named Executive Officers were performance-based. Of the actual total compensation awarded to our Named Executive Officers in 2008, approximately 47 percent was performance-based, out of a maximum average potential of 61 percent. The portion of performance-based "at risk" compensation increases directly with the executive's role and responsibility within the Company, ensuring that our senior officers are held most accountable to our stockholders. Of the actual total compensation awarded to our Chief Executive Officer in 2008, approximately 53 percent was performance-based, out of a maximum of approximately 65 percent.

The financial results for 2008 show that our Company had solid financial performance with respect to operational results, despite the decrease in the trading price of our common stock caused by the current market conditions and state of the economy, which illustrates that our executive compensation program was successful in achieving its goals.

II. Overview of Executive Compensation

A. Compensation Philosophy and Framework

Our executive compensation program is designed to achieve five key objectives. Each objective, including its underlying supporting principles, is described below.

1. Attract, retain and motivate high quality talent. To achieve this objective, we generally set target compensation for Named Executive Officers at or near the competitive market median. For certain high performing executives, or as needed to attract executives from outside the Company, we may set target compensation levels above the median or even near the 75th percentile. In addition, we condition our equity awards upon multi-year vesting schedules to encourage our executives to remain with us throughout the entire vesting period. We also offer a highly-leveraged performance-based compensation program that allows our executives to attain higher payouts based on their successful performance.

2. Ensure a strong correlation between our executives' actual compensation earned and the delivery of successful operating performance for the Company. A significant portion of our executives' compensation and our key program elements are performance-based. Performance-based compensation is a strong motivator of key, successful behaviors because it links compensation earned with company performance. We use three types of programs to accomplish this: annual performance-based equity awards, a performance-based annual cash incentive plan, and special performance awards for exemplary individual contributions paid in the form of cash or equity. As a result of the substantial focus on performance-based compensation, actual realized pay may fall above or below the targeted levels described above. In setting performance-based compensation, we design our goals and metrics to drive desirable behavior, and take caution to ensure that such design does not incent our executives to take unnecessary or excessive risks that threaten our Company or its stockholders.

3. Establish commonality of interest between our executives and stockholders. We use both performance-based cash and equity programs, including performance shares and stock options, that tie actual payouts to Company performance. This ensures that the majority of executive compensation is paid only in the event that operating performance objectives are achieved. The performance measures focus on the successful attainment of both individual executive and Company-level objectives over both annual and multi-year periods. Thus, the performance measures support the Company's short-term and long-term strategy and the use of equity-based compensation helps to ensure that executives think and act like stockholders. Additionally, we maintain an executive stock ownership policy that encourages executives to accumulate a specified amount of Company stock, to retain a portion of shares acquired through the vesting of performance restricted stock units or restricted stock units, and to hold shares obtained through the exercise of stock options.

4. Ensure executive compensation programs are financially sound for the Company. We take appropriate steps to maximize the tax-deductibility of executive compensation and to avoid unnecessary cash flow costs, accounting charges and share dilution. Costs under the annual incentive plan and the performance share plan are incurred only to the extent that underlying performance goals are attained. In addition, for both annual incentive payouts and aggregate long-term incentive expense and share dilution, an annual budget is set based on careful assessment of competitive peer levels and affordability compared to the annual operating plan approved by the Board of Directors.

5. Reflect best practice standards as appropriate. We strive to be a leader in best practices by monitoring developments in evolving executive compensation best practices and implementing such practices into our executive compensation programs as we determine is appropriate for our Company and our stockholders.

The Committee, which oversees our executive compensation program, evaluates these objectives regularly to ensure that they are consistent with our goals and needs.

B. Role of Compensation Consultant and Chief Executive Officer

The Committee has the authority to determine compensation-related decisions for the Company's executive officers, set plan metrics and make other compensation-related decisions as authorized and required by its charter. The Committee considers recommendations from its compensation consultant, Frederic W. Cook & Co. ("FWC"), as well as our Chairman of the Board, Chief Executive Officer and President, Mr. Nuti (whom we refer to as our "CEO") in making such decisions.

As discussed on pages 11-12 of this proxy statement, under its Charter, the Committee is authorized to and has directly engaged FWC, who is independent of the Company's management and reports directly to the Committee. FWC has no economic relationships with the Company other than its role in advising the Committee. FWC works with management only under the direction and approval of the Committee on matters that fall within the Committee's responsibility as outlined in its charter. FWC plays an integral role in providing the Committee expert advice regarding compensation matters for the executive officers, including the CEO. This advice includes: information about competitive market rates; assistance in the design of the variable incentive plans and the establishment of performance goals; assistance in the design of indirect compensation programs (e.g., change in control policy, general severance and perquisites); and assistance with Section 162(m) and Section 409A compliance, disclosure matters, and other technical matters.

Our CEO attends most meetings of the Committee and participates by discussing with, and making recommendations to, the Committee regarding candidates for executive positions, compensation packages for new and existing executives, and executive benefits. Our CEO also provides recommendations to the Committee concerning the financial performance metrics to be used to determine short-term and long-term incentive compensation for all executive officers. Although our CEO provides written input regarding his compensation that describes his accomplishments for the applicable calendar year, he is not present at Committee meetings during the time decisions are made regarding his own compensation levels, as the decision-making authority on this matter rests with the Committee. In an effort to ensure our compensation consultant remains independent from management, our CEO typically will not meet with the Committee's compensation consultant in the absence of the Committee.

C. General Compensation Levels

Each year, we review the base salaries, annual incentive opportunities and long-term incentive opportunities offered to our executives, including the Named Executive Officers, to ensure that they are competitive with market practices, support our executive recruitment and retention objectives, and are internally equitable among executives. The Committee establishes the amount of each compensation element using the factors and objectives described in this *Compensation Discussion and Analysis*. Our compensation policies and practices are consistently applied to each Named Executive Officer. Cash Compensation (as defined on page 21) is generally set with market median as a guideline. However, we may at times pay top performers in key business roles closer to the 75th percentile in order to attract and/or retain them. Long-term incentives are generally based upon a combination of affordability, market practice and retention objectives.

In setting compensation, the Committee considers affordability to the Company by balancing the Company's desire to attract, motivate, and retain top executives against the cost of providing executive compensation at levels necessary to do so. As a result, affordability considerations are central to the Committee's compensation-setting process. Sections II and III of this *Compensation Discussion and Analysis* describe the Committee's consideration of affordability for each element of compensation, as applicable.

D. Analytical Tools

The Company's management and the Committee's compensation consultant, FWC, conduct analyses of our executive compensation and related decisions using various tools to assess external and internal factors. Management and FWC complete analyses of external factors using market surveys and peer group data. Management conducts analyses of internal factors using internal equity, tally sheets and affordability data.

1. External Analysis—Market Surveys and Peer Group Analysis

We use several methods to benchmark the various elements of our executive compensation program in order to gauge where we stand versus the market and to assist the Committee with setting compensation for our executives. Management and FWC each prepare a separate analysis of competitive data. These two separate analyses are used to ensure that adequate perspective and information is available to the Committee to use when making compensation decisions. FWC generally leads the effort to develop and present peer group data used by the Committee. FWC's typical independent analysis includes an examination of the cash and equity elements of compensation for the five most highly compensated executives in each peer company and a comparison of the Company's similarly ranked Named Executive Officers to the lower, median and upper quartiles of the entire group. The analysis also includes comprehensive modeling of long-term incentive costs and resulting levels of stockholder value transfer and dilution, which helps the Committee develop an annual budget for aggregate, Company-wide long-term incentives.

The unique combination of industries represented in our Company creates challenges in identifying comparable companies for executive compensation benchmarking. We select our peer group by examining other companies in terms of industry, size and recruiting. That is, we look at companies with similar business models in comparable industries that are of reasonably similar size based primarily on annual revenue and market capitalization. We also consider companies from which we recruit talent or which may recruit talent from our Company.

We review our peer group at least once per year to ensure it continues to reflect the parameters originally outlined. In 2008, we removed Unisys Corporation and added Symantec Corporation in order to reflect the fact that we were no longer in the data warehousing business, changed revenue size and entered into new industries. Our peer group at the end of 2008 consisted of the companies listed below:

Agilent Technologies, Inc.	Andrew Corporation (acquired by Commscope, Inc.)	Avaya Inc.	Commscope, Inc.
Diebold, Incorporated	DST Systems, Inc.	EMC Corporation	Fiserv, Inc.
Harris Corporation	Imation Corp.	Juniper Networks, Inc.	Lexmark International, Inc.
Logitech International SA	NetApp, Inc.	Pitney Bowes Inc.	SanDisk Corporation
Seagate Technology	Sun Microsystems, Inc.	Tellabs, Inc.	Symantec Corporation
Western Digital Corporation			

Management's analysis provided to the Committee typically concentrates on comparing the compensation of our executive officers against that of similar roles found in broad-based publicly available executive compensation market surveys. In 2008, we used four surveys for the analysis, two of which were "general industry" in nature and two of which concentrated on companies in high-tech industries. The surveys included both the Company's competitors and non-competitors. The number of companies participating in each survey ranged from approximately 100 to over 700 and the Committee was not provided with the names of the participant companies. We chose these particular surveys for several reasons. First, some of the surveys are global in nature which enables us to obtain salary structure market data in numerous countries under a consistent methodology. Second, the surveys are broad in that they include positions in a variety of disciplines. Third, the surveys we utilized are widely respected and viewed as reliable data sources. Using this approach allows us to collect substantial and meaningful market data through the purchase of a limited number of surveys.

Management's market survey process involves matching the roles of our executives to descriptions of roles in the surveys based on job content, organizational alignment, revenue size, and, at times, industry. We then compare the actual base salary, target annual cash incentives, and actual long-term incentive values for our Named Executive Officers to those found for the matching roles in the surveys. We generally make comparisons at the

median and 75th percentile levels. Management also periodically reviews survey data compiled by other compensation consultants to determine how we compare to the market on other compensation components, such as executive perquisites or the provisions of severance plans or agreements. On those occasions where management presents competitive or market data to the Committee that affects or could affect our Named Executive Officers, FWC reviews the methodology and results for appropriateness and accuracy.

2. Internal Analysis—Tally Sheets, Internal Equity and Affordability

We strive to balance the compensation of our executives with the external market, as described above, and our internal compensation structure. At each regular Committee meeting, the Committee reviews tally sheets prepared by management when considering compensation changes for our executives. Our tally sheets provide:

- current and historical total compensation;
- comparison of current compensation to market median and 75th percentile;
- value of future equity vestings at current and assumed future stock prices;
- value of stock option exercises for the past five years;
- current year short-term incentive targets;
- year-to-date value of executive perquisites received;
- ownership levels in NCR common stock and how this compares to equity ownership guidelines;
- pension benefit estimates and savings plan balances, as applicable; and
- estimates of benefits provided to each executive upon various termination scenarios.

The tally sheets are used by the Committee to review the degree to which current, historic and projected compensation, including unvested equity awards and separation benefits, support the Company's retention objectives. The Committee uses the data in the tally sheets to gauge actual and projected wealth accumulation levels. The tally sheets are also used to compare year-over-year compensation as part of the process of setting compensation for the next year.

In addition to the tally sheets, management prepares an overview of each executive's base salary, annual incentive targets, and long term incentive awards in comparison to internal peers. To maintain fairness throughout the executive ranks, we strive to ensure a level of consistency in compensation with differences based on the degree of judgment and strategic nature of the role of the executive, as well as each executive's individual performance. We analyze the relationship between our CEO's compensation and the compensation of our other Named Executive Officers. In 2008, our CEO's actual compensation was 2.6, 3.2 and 4.7 times base salary, Cash Compensation (as defined in the following section), and Cash Compensation and equity (using the grant date fair value), respectively, of the lowest-paid Named Executive Officer, excluding Mr. Fishman. Our CEO is compensated at substantially higher Cash Compensation and equity levels than the other Named Executive Officers to reflect the market rate for CEO talent, the strategic nature of his position as the senior executive leading the entire organization, the extent and scope of his responsibilities, his performance and the judgment that he brings to his position.

Affordability considerations from both a cash outlay and accounting expense impact are central to the Committee's compensation-setting process. When considering decisions for every element of compensation (cash, equity, perquisites and other benefits), both the needs of the business and the cost of the compensation programs are considered to ensure the sustainability of any changes going forward. The Committee's goal with respect to all elements is to pay enough to attract, motivate, and retain talented executives while maintaining the overall cost of the Company's executive compensation program at a level that the Committee deems to be reasonable and in the best interests of the Company's stockholders.

E. Elements of Executive Compensation

The material elements of compensation used to achieve the objectives of our executive compensation program are (i) cash compensation, consisting of base salary and annual cash incentives (such as the annual cash award opportunities available under the Management Incentive Plan (defined on page 22)) (collectively, "Cash Compensation"); and (ii) long-term equity incentives (stock options, performance-based restricted stock units, and, on a limited basis, time-based restricted stock units). In addition, we provide to our Named Executive Officers post-termination compensation, including severance, change in control arrangements, and, on a limited basis, retirement benefits and executive perquisites.

The elements of the executive compensation program have been designed to achieve both short and long-term Company performance targets. All elements are considered together because each element impacts the other. In other words, we do not finalize base pay without also considering the resulting total cash compensation. The fact that the Company has few executive perquisites is a factor, albeit usually a small one, when making base salary decisions. This factor does become more important when hiring an executive from outside the Company who has significantly more perquisites at his or her prior company, as we may increase salary to compensate for the forfeited perquisites. While the actual payouts or results of post-termination compensation decisions are dependent upon cash compensation and equity compensation decisions (since they are based on a multiple of compensation), post-termination plan designs are generally made independently of and do not factor into cash compensation and equity decisions. In addition, post-termination compensation decisions are made less frequently than decisions on the other elements of compensation. The mix of the elements also significantly impacts the effectiveness of the total compensation program in meeting its objectives. In determining the mix of compensation elements, we strive to balance the focus on short and long-term goals, while maximizing the use of performance-based compensation elements. The use of variable pay establishes commonality of interest between our executives and our stockholders. Our use of perquisites, which are generally limited to items we view as required for legitimate security and business reasons, minimizes the non-performance-based elements of the total compensation package.

1. Cash Compensation

In 2008, we provided Cash Compensation to our Named Executive Officers through base salary and one or more annual incentive opportunities. This is consistent with both general market practice and the practices of our peer group, which typically provide base salary and annual incentives in the form of cash.

In determining the Cash Compensation component for each Named Executive Officer, we look at compensation data of comparably-ranked positions at companies in our peer group, comparable positions as reflected in market surveys, and the Cash Compensation arrangements of our other senior executives. In the case of a new hire, we also consider the amount of performance or retention bonuses and perquisites that the prospective executive may be forfeiting by leaving his or her current employer. Affordability considerations are also central to the Committee's compensation-setting process for all elements, including Cash Compensation. With respect to Cash Compensation, affordability is measured on the basis of the amount of cash that is necessary to fund each element. For short-term incentives, we analyze whether potential payouts above target would be proportionally funded by the additional profitability the over-performance drives.

a. Base Salary

In order to ensure successful business performance, we strive to set base salaries at a level that is competitive with the general market and our peer group to attract and retain top quality executive talent and to ensure a reasonable level of overall fixed costs. Generally, the median of the relevant market data as described above is used as a guideline for determining base salary. In January or February of each year, and at other times during the year as necessary, the base salary of each of our Named Executive Officers is reviewed and approved. Adjustments to base salary levels on a year over year basis depend largely on the Committee's assessment of market data and Company, functional organization, and individual performance. The Named Executive Officers'

performance, expertise, and internal positioning are also factored into the annual review, and the CEO provides recommendations as to pay actions with respect to the Named Executive Officers other than himself.

b. Short-Term Incentives

We provide annual cash incentives to motivate our executive officers to attain specific short-term performance objectives that, in turn, further our long-term objectives. Our short-term incentive structure ensures that a significant portion of each executive officer's Cash Compensation is "at risk" and payable only if designated performance measures are achieved. As discussed in the Compensation Philosophy in Section II.A of this *Compensation Discussion and Analysis*, the Committee carefully considers the potential behaviors that such performance measures may motivate, including any behaviors that the Committee believes would create unnecessary or excessive risks for the Company. The annual cash incentives earned in 2008 were paid under the Management Incentive Plan, which was approved by our stockholders in 2006 (the "Management Incentive Plan").

The Management Incentive Plan is designed to comply with the performance-based compensation requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), such that bonuses paid to our Named Executive Officers under this plan are generally intended to be fully deductible for federal income tax purposes. The awards payable are established pursuant to a formula approved by our stockholders, and the Committee may use negative discretion to reduce the amount of such awards.

The Committee established a series of objectives to be considered, in addition to any other factors the Committee deemed appropriate, in exercising such negative discretion for awards earned in 2008 (the "2008 Management Incentive Plan Objectives"). The 2008 Management Incentive Plan Objectives consisted of two components:

- Financial Performance Objectives: Each Named Executive Officer was assigned financial performance objectives linked to corporate and/or functional organization performance applicable to his role.
- Diversity Objectives: Each Named Executive Officer was subject to objectives relating to the Company's endeavors to increase the diversity of its domestic managerial workforce.

2. Long-Term Incentives

We implemented our long-term incentive program to ensure that a large portion of total compensation for executives is directly aligned with Company performance and changes in stockholder value that are driven by Company performance. Long-term equity awards granted to our Named Executive Officers in 2008 were made under the 2006 NCR Corporation Stock Incentive Plan (the "Stock Incentive Plan") approved by our stockholders in 2006. The use of equity (i) unites all executives in a common set of goals and fosters stock ownership, which creates commonality of interests with stockholders, and (ii) enhances the retentive aspect of the overall compensation program by requiring executives to remain employed for a multi-year period until awards fully vest.

Our long-term incentive opportunities offered to our executives, including the Named Executive Officers, are granted in amounts that are competitive with market practices, supportive of our executive recruitment and retention objectives, internally equitable among our executives, and fit within the expense plan of the Company. As described in more detail in Section III.C of this *Compensation Discussion and Analysis*, equity awards are granted during our annual awards cycle and, from time to time, on an ad-hoc basis.

We awarded two types of equity awards to our Named Executive Officers in 2008: performance-based restricted stock units and stock options.

- Performance-Based Restricted Stock Units. The performance-based restricted stock units granted to our Named Executive Officers during the normal award process vest only if, at the end of a three-year performance period, we have achieved specific Return on Capital ("ROC") as well as Cumulative Net

Operating Profit ("CNOP") goals. Additional details regarding the awards and ROC and CNOP are provided in the narrative to the 2008 Grants of Plan-Based Awards Table on page 45. Fifty percent of the annual awards granted in 2008 were in the form of performance-based restricted stock units.

- Stock Options. The stock option awards granted to our Named Executive Officers in 2008 vest through continued service over four years in equal annual 25 percent increments. This feature is intended to ensure that a Named Executive Officer will realize meaningful value from his or her award only if he or she remains employed with us during the vesting period and the market price of our common stock appreciates over that time. Fifty percent of the annual awards granted in 2008 were in the form of stock options.

3. Retirement Benefits

We provide retirement benefits to our employees to attract and retain talented employees and to assist our employees in planning for their retirement. Historically, we provided retirement benefits to our United States ("U.S.") employees under a number of defined benefit pension plans. However, all of our U.S. defined benefit plans were closed to new entrants in 2004 and were frozen as of December 31, 2006. Plans that are applicable to Messrs. Fishman and Dorsman, our only Named Executive Officers who are entitled to benefits under our defined benefit pension plans, consist of:

- The NCR Pension Plan – a broad-based tax-qualified defined benefit pension plan for our U.S. employees;
- The NCR Nonqualified Excess Plan – a non-tax-qualified defined benefit pension plan that restores benefits to participants in the NCR Pension Plan that would otherwise be lost under that plan due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans; and
- The Retirement Plan for Officers of NCR – a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the NCR Nonqualified Excess Plan for designated executives, including some of the Named Executive Officers.

The actuarial present values of the accumulated pension benefits of the Named Executive Officers who participate in these plans as of the end of 2008, as well as other information about each of our defined benefit pension plans, are reported in the Pension Benefits Table and the narrative thereto on pages 49-50.

4. Change in Control Arrangements

In the future, the Company may consider potential transactions that could result in a change in control. We want to ensure that in such an event, we retain key members of management and promote independence and objectivity in the consideration of potential transactions that may maximize stockholder value. In order to further these objectives, in 2006, we adopted a Change in Control Severance Plan. The design and magnitude of benefits under this plan were considered in the context of other factors, such as the amount of unvested equity compensation and the value of such awards, which together create a strong linkage between management's interests and those of stockholders.

The Change in Control Severance Plan provides for separation payments and benefits to our executives based on the plan level, or "tier," to which the executive is assigned by the Committee. We selected these benefit levels for the different tiers in 2008 because, based on our then-current analysis, they represented the most common market practices. For 2008, the market data supported including the CEO and the Chief Financial Officer in Tier I. While market data supports inclusion of business organization Senior Vice President positions and infrastructure positions in either Tier I or Tier II, our CEO recommended, and our Committee agreed, that business organization Senior Vice President positions should be in Tier I and infrastructure positions should be in Tier II. This differentiation was made because of the increased need to retain the focus of the specialized leaders of our

revenue-producing business organizations during a time of change, while maintaining the affordability of the entire change in control program. Accordingly, of our Named Executive Officers, in 2008, Messrs. Nuti, Massetti and Dorsman participated in Tier I, and Messrs. Lieb and Fishman (as Controller) participated in Tier II. In addition, in 2008, Mr. Fishman participated in the plan in Tier I while he served as Interim CFO and Mr. Collins participated in the plan in Tier I while he served as Senior Vice President, Global Sales and Marketing. As described in more detail in Other Compensation Decisions on page 35 and Potential Payments Upon Termination or Change in Control on page 51 of this proxy statement, in 2009, the Committee revised the tier levels for certain positions, which resulted in a decrease of certain compensation and benefits payable under the plan for the affected participants.

The Change in Control Severance Plan has a double-trigger – the events that trigger such payment are that a change in control has occurred, and, within the two-year period following the change in control, (i) a participant's employment is terminated by the Company without cause (other than by reason of the participant's death or disability) or (ii) a participant's employment is terminated by the participant for good reason. Additional details regarding the payments and benefits provided to the Named Executive Officers upon satisfaction of the double-trigger are described in the discussion of Potential Payments Upon Termination or Change in Control beginning on page 51 of this proxy statement.

5. Severance Benefits

To ensure that we offer a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our executive officers, including the Named Executive Officers.

We do not have individual severance agreements with our Named Executive Officers, other than Mr. Nuti. Messrs. Massetti, Fishman, Lieb, and Dorsman are covered under our standard U.S. Reduction-in-Force Plan, and Mr. Collins was covered under our United Kingdom ("U.K.") Reduction-in-Force Plan while he was with the Company. Generally, these plans provide employees with severance benefits if we terminate their employment in connection with a business restructuring (unless the termination is for cause). The payments and other benefits provided under these plans reflect the fact that it may be difficult for these individuals to find comparable employment within a short period of time. We have a separate severance arrangement with Mr. Nuti. A description of the reduction-in-force plans and the severance arrangement with Mr. Nuti, as well as the estimated payments and benefits payable to the Named Executive Officers assuming an event triggering payment under these plans and arrangements as of December 31, 2008, are reported in the discussion of Potential Payments Upon Termination or Change in Control beginning on page 51 of this proxy statement. In addition, in 2009, NCR Limited, a wholly-owned subsidiary of the Company, and its affiliates entered into a Compromise Agreement with Mr. Collins in connection with his resignation from the Company, the key terms of which are described in such discussion of Potential Payments Upon Termination and Change in Control.

6. Executive Perquisites

Consistent with our compensation philosophy to maximize performance-based components of the overall compensation program, perquisites and other personal benefits do not comprise a significant aspect of our executive compensation program. The specific perquisites provided to our Named Executive Officers in 2008 are described below in Section III.D.

F. Equity Award Grant Practices

In light of emerging best practices, the Committee approved revisions to the Company's equity approval process in October 2008. The equity approval process used prior to that time is described in the Company's 2007 proxy statement. The current approval process for granting equity awards to our executives and other employees is summarized below:

- Annual Awards: All annual awards made to Section 16 Officers must be approved by the Committee. Grants of annual awards will be effective on the date the Committee meets to approve the

award, which is typically at its February meeting. The effective date of annual awards granted in 2008 was March 1, which was determined using the equity approval process then in effect.

- Ad hoc Awards: All ad hoc awards made to Section 16 Officers must be approved by the Committee at its regular meetings, special meetings, or through written actions by unanimous consent. The effective date of all ad hoc awards is the later of:
  - The first calendar day of the month immediately following the month in which the award was approved;
  - The first calendar day of the month following the recipient's effective employment or promotion date; and
  - If approved during the last month of a fiscal quarter, the second business day following the issuance of the Company's earnings release for that quarter.

The number of shares of restricted stock, restricted stock units or options granted is determined by converting the dollar value approved by the Committee into a specific number of shares. The conversion process and the process used to determine the exercise price for options are as follows:

- Shares, Units or Options Awarded: For shares of restricted stock and restricted stock units, the approved dollar value is divided by the average of the closing price of NCR common stock for the 20 trading days preceding, but not including, the grant date. For options, the approved dollar value is divided by the average of the closing price of NCR common stock for the 20 trading days preceding, but not including, the grant date, and then divided by the current year's Black-Scholes valuation factor.
- Exercise Price: The exercise price for stock option awards is the closing market price of our common stock on the effective date of the award; however, if the effective date of the award is on a non-trading day, the exercise price is the closing price on the first prior trading day.

G. Equity Ownership Guidelines

We have adopted stock ownership guidelines for our executive officers, including the Named Executive Officers, which operate to promote commonality of interest between management and our stockholders by encouraging our executives to accumulate a substantial stake in our common stock. The guidelines encourage the executives to accumulate ownership of common stock equal to two times base salary (three times base salary in the case of our CEO) over a period of five years. For these purposes, ownership includes shares owned outright by the executive, interests in restricted stock and restricted stock units, stock acquired through our employee stock purchase plan, and investments in NCR common stock through the Company's Section 401(k) savings plan. Stock options are not taken into consideration in meeting the ownership guidelines.

The guidelines are intended to ensure that our executive officers maintain an equity interest in the Company at a level sufficient to assure our stockholders of our executive officers' commitment to value creation. As of December 31, 2008, all of our Named Executive Officers met or exceeded these guidelines, with the exception of Mr. Fishman, who was no longer serving as an executive officer at that time.

H. Tax Deductibility Policy

Under Section 162(m) of the Code, certain compensation in excess of $1 million annually is not deductible for federal income tax purposes unless it is awarded pursuant to a performance-based plan approved by stockholders. We believe that the incentive compensation paid in 2008 to our CEO and three other highest paid Named Executive Officers (other than our Chief Financial Officer) qualifies as performance-based compensation for purposes of Section 162(m) of the Code and is fully deductible for federal income tax purposes. The compensation of our Chief Financial Officer is not subject to the Section 162(m) deduction limitations under current Internal Revenue Service regulations. While we generally try to ensure the deductibility of the incentive

compensation paid to our executive officers, the Committee has not adopted a policy that requires all compensation to be deductible because we want to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) if we believe that it is in our stockholders' best interests.

III. Analysis of Compensation Decisions Made in 2008

In making compensation decisions in 2008, the Committee considered the performance of the Company and relative stockholder return, among other factors that are discussed in this *Compensation Discussion and Analysis*. The Committee determined that, although the trading price of our common stock had decreased during 2008, the decrease was generally due to market conditions rather than the lack of achievement of strong Company operating performance. The Committee determined that the Company's stockholders would benefit in the long-term from executive compensation programs and decisions that continue to motivate and incent our executive officers by rewarding them for strong Company operating performance. In conducting this analysis, the Committee also compared the decline in the trading price of the Company's common stock to that of its peer group in 2008 and determined that it was less than the average decline of the trading price of the common stock of the Company's peer group. The Committee also took into account the loss in value that the Company's executive officers had experienced with respect to their prior equity-based compensation, which was a significant portion of their compensation.

A. Base Salary

Base salary decisions are made after evaluating market data, peer group data, affordability, internal equity among executives, tally sheets and individual performance. The base salaries paid to the Named Executive Officers during 2008 are reported in the Summary Compensation Table on page 38. The table below describes, for each Named Executive Officer, all actions that the Committee took in connection with salary in 2008.

Named Executive Officer	Change in Salary	Rationale
Nuti, William	None	Mr. Nuti did not receive an increase to his base salary in 2008 to ensure that a larger portion of his total compensation was performance-based, thereby holding him more accountable to stockholders.
Massetti, Anthony	$25,000 Increase	See paragraph following this table.
Fishman, Robert	None	Mr. Fishman did not receive an increase to his base salary in 2008.
Collins, Malcolm	None	Mr. Collins did not receive an increase to his base salary in 2008.
Lieb, Peter	$15,000 Increase	A 3.7 percent merit increase was provided to Mr. Lieb to bring him closer to market median for his role as General Counsel and Secretary.
Dorsman, Peter	None	Mr. Dorsman did not receive an increase to his base salary in 2008.

Mr. Massetti joined the Company in January 2008. His initial base salary was established by the Committee after considering market data for chief financial officer roles within four publicly available executive compensation surveys and cash compensation data for chief financial officer positions within our peer group. His initial annual base salary of $475,000 was below median of the general survey data, and between median and 75th percentile of the peer group data. In April 2008, the Committee increased Mr. Massetti's annual base salary retroactively to his hiring date to $500,000 in an effort to position him closer to market median as identified in the survey data.

B. Short-Term Incentives

The cash incentive awards earned in 2008 and payable in 2009 to each Named Executive Officer were made under the Management Incentive Plan, except for the awards payable to Messrs. Fishman and Collins. Mr. Fishman's award was made under a non-executive incentive plan due to the limited duration of his interim assignment. Mr. Collins' award was paid pursuant to the terms of his separation agreement, rather than under the Management Incentive Plan. The awards payable to each Named Executive Officer under the Management Incentive Plan equaled 1.5 percent and 0.75 percent of the Company's earnings before income taxes for Mr. Nuti and each of the other Named Executive Officers, respectively. The awards were then adjusted downward by the Committee through the application of negative discretion. Earnings before income taxes is used to determine the awards payable to ensure that bonuses are determined as a percentage of controllable profit. We use a measure that excludes income taxes to ensure that profit is defined based on operating results that the Named Executive Officers can directly influence. The funding percentages were set at a level sufficient to ensure reasonable award levels under all expected future scenarios, taking into consideration possible changes in the level of earnings before income taxes that might result from operational performance, as well as merger and acquisition and related activities, such as the spin-off of Teradata Corporation that occurred in 2007. The Management Incentive Plan, including the formula to determine awards payable, was approved by stockholders at the April 26, 2006 Annual Stockholders' Meeting.

The Committee used its discretion to adjust the awards earned in 2008 under the Management Incentive Plan downward based on: (i) the 2008 Management Incentive Plan Objectives, which included financial performance objectives and diversity objectives; and (ii) other factors it deemed appropriate, each as discussed below. The table below presents the award payable using the earnings before income taxes formula and the actual awards paid under the Management Incentive Plan for 2008. The awards paid under the Management Incentive Plan in 2008 are also reported in the Summary Compensation Table on page 38 and additional information about these awards is reported in the Grants of Plan-Based Awards Table on page 45.

Named Executive Officer	Award Established by the Formula ($)	Actual Award Granted ($)
Nuti, William	5,559,000	1,375,000
Massetti, Anthony	2,779,500	436,554
Collins, Malcolm*	2,779,500	251,452
Lieb, Peter	2,779,500	311,217
Dorsman, Peter	2,779,500	370,603

* Although Mr. Collins' award amount represents the amount he would have earned based on actual performance under the 2008 Management Plan Objectives, such amount was paid pursuant to the terms of his separation agreement, rather than under the Management Incentive Plan.

1. Financial Performance Objectives

The 2008 financial performance objectives established by the Committee in the exercise of its downward discretion were comprised of financial performance metrics at the corporate level and, if applicable, the functional organization level, as illustrated in the table below. The Company moved from a business unit model to a functional organization model in 2008. Consequently, 2008 is the first year in which such metrics have been set at the functional organization level.

The weightings of such performance metrics are also reflected in the table. We determined the target bonus payout as a percent of salary after assessing external market conditions and evaluating annual incentive award levels in our peer group and in the various industries in which we operate. This external research indicated that, depending on the level of responsibility and size of the organization, executives typically have target bonuses in the range of 50 to 100 percent of base salary. Target bonus levels were set based on the executive's level of

responsibility and impact on the success of the business. Depending on the actual performance results, between 0 and 250 percent of each executive's target bonus payout was possible under the financial performance objectives for 2008, with the exception of Mr. Lieb, whose payout could have ranged from 0 to 200 percent of his target bonus.

We structured our 2008 Management Incentive Plan to employ an enhanced power factor for certain participants. The enhanced power factor means that upon reaching target on all of his or her annual financial objectives, the executive begins to earn his or her incentive at an increased rate. For example, a normal incentive payout curve might provide an executive with a 2 percent increase in payout for each 1 percent improvement in achievement against target (normal power factor of 2). With the enhanced power factor, upon reaching or exceeding target on all of his or her objectives, the executive would begin to earn a 4 percent increase in payout for each 1 percent improvement in achievement against target (enhanced power factor of 4). The goal of the enhanced power factor design was to encourage executives to exceed all of their targets, which were all considered important for the success of the Company, rather than concentrating on a few. All of the Named Executive Officers participating in the Management Incentive Plan, with the exception of Mr. Lieb, were eligible for the enhanced factor in 2008. Only those executives with the most direct impact on profitability were chosen to be eligible for the enhanced power factor.

Named Executive Officer	Target Bonus Payout (% of Base Salary)	Weighting of Performance Metrics						
		NPOICC(1)	NPOI(2)	Orders	Revenue	Controllable Gross Margin	Controllable Costs	Asset Management
Nuti, William	100%	100%						
Massetti, Anthony	75%	100%						
Fishman, Robert(3)	45%		100%					
Collins, Malcolm	75%	20%		25%	25%	30%		
Lieb, Peter	60%	100%						
Dorsman, Peter	75%	40%					40%	20%

(1) NPOICC – Non-Pension Operating Income after Capital Charge

(2) NPOI – Non-Pension Operating Income

(3) Mr. Fishman was paid on NPOI (Non-Pension Operating Income), in accordance with the objectives of the non-executive incentive plan

As the table indicates, at least a portion of each Named Executive Officers' annual financial objectives is dependent on the corporate non-pension operating income after capital charge ("NPOICC"), with the exception of Mr. Fishman. Mr. Fishman was a participant in the Company's Rewards for Results Plan, which is the Company's annual short-term incentive plan for non-executive, non-sales employees. In 2008, the corporate NPOICC threshold, target and maximum performance goals were set at $256.5 million, $300 million, and $365.3 million, respectively, for all Named Executive Officers, with the exception of Mr. Lieb, whose maximum performance goal was set at $387 million. Non-pension operating income ("NPOI") is essentially our operating income as reported under generally accepted accounting principles, but without taking into consideration the impact of pension income or expense for the year. Generally, we exclude the impact of our pension plans when calculating our operating income because their impact on financial performance is better considered over several years, and does not directly relate to an executive officer's performance or the Company's success in operations. In addition, for purposes of determining annual incentive award payouts, from time to time we may also exclude non-operational items, such as significant currency fluctuations, acquisitions or restructurings, when computing NPOI for the Company as a whole or our functional organizations. The NPOI of the Company was adjusted in 2008 for organizational realignment costs, legal costs and the gain on the sale of a manufacturing facility. The NPOI for some functional organizations was also adjusted in 2008 for items that impacted the functional organization's results, but were not included in such functional organization's original 2008 financial plans, including functional organization orders and revenue being adjusted for the impact of foreign currency rate fluctuation and adjustments for 2008 acquisitions.

Non-pension operating income is then adjusted to take into consideration capital charges for the year, as these charges represent our cost of capital as used in our operations and corporate activities. By incorporating this factor into the performance measure, we are able to ensure the Named Executive Officers consider the long-term impact of their decisions as well as the short-term financial consequences. The long-term impact is based on charging a cost of capital for long-term assets to reflect our investors' assumed expected return on equity capital. The short-term financial consequence is based on the charge associated with working capital items such as accounts receivable, inventory and other current liabilities. As a result, we expect the 2008 Management Incentive Plan Objectives to motivate the Named Executive Officers to prudently manage our assets as they strive to increase revenue and lower operating costs. We use NPOICC as a measure because it reflects our highest business imperative – driving growth in profit by increasing revenue and controlling operating costs. We also use this measure because it is simple to calculate and easily understood by both employees and stockholders, and it is a measure that we track throughout the year. As a result, by using NPOICC as a primary consideration in the exercise of negative discretion under the Management Incentive Plan, we believe that we are able to influence behaviors that will lead to our financial success.

For the annual financial objectives in 2008, we set the target level for our NPOICC at our projected one-year business growth objective as we believed that achieving this goal represented a solid step in meeting our long-term strategic financial objectives. We set the operating income and/or revenue target levels to exceed our 2007 operating results (excluding Teradata) by an amount that would represent acceptable growth. In making determinations of the desired threshold, target, and maximum performance levels for each financial and strategic measure, we also considered the general economic climate and the specific market conditions that we were likely to face in the upcoming year in each of the business sectors in which we operate. We also tend to set the threshold, target, and maximum performance levels for annual incentive awards to ensure that the relative level of difficulty of achieving the target level is consistent from year to year. The 2008 annual financial objectives also contained a payout threshold, below which there would be no payout in 2008 unless the Company as a whole achieved, at a minimum, our actual 2007 operating results as measured by NPOI (excluding Teradata).

To provide a sense of how achievable our annual performance metrics are, below is a historical view of how the Company has performed against its corporate NPOICC objectives, as a percentage against target, that have been set for the past six years. As described above, 2008 was the first year in which the Company set metrics at the functional organization level because the Company moved from a business unit model to a functional organization model. Consequently, historical data for functional organization metrics is not available.

Year	Corporate NPOICC
2003	96%
2004	116%
2005	94%
2006	84%
2007	137%
2008	102%

2. Diversity Objectives

The Committee set objectives based on diversity goals that it considered in the exercise of its downward discretion in determining awards payable under the Management Incentive Plan. The diversity objectives were based on the achievement of three measures surrounding the interviewing and hiring of women and ethnic minorities at the management level in the U.S. The amount payable for this objective was based on ten percent of

base salary for each of our Named Executive Officers, with the exception of Mr. Fishman who did not participate in the Management Incentive Plan in 2008. The intent of this incentive program is to drive the appropriate behaviors towards increasing our diversity mix within the Company, which we believe is critical to the success of the Company. This target bonus percentage was determined to be the appropriate amount, as providing anything lower may not be a significant motivator of key behaviors, but anything higher might begin to overshadow other key behaviors driven by our other incentive programs. The diversity objective was based on total Company performance, rather than individual or functional organization performance, in order to better promote the Company-wide efforts to increase the diversity of its domestic workforce.

The measures for the diversity objective were:

1) 25% of open management roles are filled by diverse candidates;
2) 40% of candidates interviewed for the filled management roles are diverse; and
3) An increase in the percentage of diverse employees in the management population versus the prior year.

The diversity objective is earned on an "all or none" basis. For 2008, all three of the above measures were achieved and each eligible Named Executive Officer received the award payouts.

3. Other Factors Considered in the Exercise of Negative Discretion

In exercising its discretion to reduce the award payable under the Management Incentive Plan, the Committee considered, along with the 2008 Management Incentive Plan Objectives discussed above, the overall exemplary performance of our CEO. The Committee determined that the amount of the award payable under the Management Incentive Plan for this exemplary performance should include a performance-based award of $138,358, so that the total amount of the award payable under the Management Incentive Plan was equal to $1,375,000.

4. Illustration of Downward Discretion

As described above, the awards payable to Named Executive Officers under the Management Incentive Plan equaled 1.5 percent and 0.75 percent of the Company's earnings before income taxes for Mr. Nuti and each of the other Named Executive Officers, respectively. However, the Committee then adjusted the awards by applying the financial performance and diversity objectives, along with any other factors it determined to be applicable. For awards earned in 2008, the Committee considered other factors such as individual overall performance, but ultimately applied only the financial performance and diversity metrics to arrive at the amounts paid under the Management Incentive Plan, except in the case of our CEO as described above. The illustration below shows how the Committee determined the award amount payable to our CEO under the Management Incentive Plan in 2008. As explained above, the financial performance and diversity objectives are determined as a percentage of each Named Executive Officer's salary. Thus, for Mr. Nuti:

- Award Payable: The award to Mr. Nuti in 2008 based on the 1.5 percent of earnings before income taxes formula was $5,559,000.
- Downward Discretion: The Committee applied downward discretion to reduce the award payable to Mr. Nuti to $1,236,642 based on the financial performance and diversity objectives that the Committee had set for him.
    - Financial Performance Objective: As described in the discussion on financial performance objectives above, the financial performance objective for Mr. Nuti in 2008 was based solely on NPOICC. The target payout for this metric was 100% of Mr. Nuti's base salary. NPOICC achievement for 2008 was 102 percent of the target goal. Thus, the enhanced power factor was applied because the achievement was over 100 percent. If the Company had met but not exceeded the target goal, the award earned by Mr. Nuti under this component of the objectives would have

been 100 percent of his base salary of $1,000,000. If the Company had reached the maximum goal, the award earned by Mr. Nuti under this component of the objectives would have been 250 percent of his base salary of $1,000,000. The actual amount earned under this component is derived from the range between 100 and 250 percent. Based on achievement of 102 percent of the NPOICC target, when the enhanced power factor is applied, the Committee determined Mr. Nuti should be paid $1,136,642 (113.6642 percent of base salary of $1,000,000) for this component of the objectives.

- Diversity Objective: As described in the discussion on diversity objectives above, the achievement of the objective was based on total company performance of the objectives. The diversity objectives were achieved in 2008. The target payout on diversity objectives for Mr. Nuti was 10 percent of base salary. Accordingly, the Committee determined Mr. Nuti should be awarded $100,000 (10 percent of base salary of $1,000,000) for this component of the objectives.
- Other Factors the Committee Deemed Appropriate: In determining how to apply negative discretion to reduce the award payable under the Management Incentive Plan, in addition to the objectives discussed above, the Committee considered, as described page 30, the overall exemplary performance of our CEO during 2008. The Committee determined that the award payable under the Management Incentive Plan should include a performance-based component of $138,358.

- Determination of Payment: Based on the above analysis, the Committee determined the amounts to be awarded to Mr. Nuti under the Management Incentive Plan consisted of the items listed below:

Financial Performance Objective	$1,136,642
Diversity Objective	$100,000
Other factors	$138,358
Total	$1,375,000

C. Long-Term Incentives

In 2008, we granted an equity award to each of our Named Executive Officers during the annual awards cycle. In addition, we granted one ad-hoc equity award to our Senior Vice President and Chief Financial Officer ("CFO"), Mr. Massetti, when he joined the Company in January 2008.

1. Annual Awards

The 2008 annual award levels were determined using both internal and external analytical tools. We rely on the Committee's compensation consultant to validate our assessment of external conditions and to analyze competitive equity award levels in the peer group and in the various industries in which we operate. We use this information, as well as the initial award recommendations of the CEO (in the case of the other Named Executive Officers), to make final decisions. We set the size of the equity awards as a dollar amount to facilitate our comparison of this component with the other components of each executive's compensation package and to aid us in assessing targeted direct compensation.

In 2008, the Named Executive Officers each received an annual equity award divided equally between stock options and performance-based restricted stock units. This mix is consistent with our objective of emphasizing performance-based compensation and provides the most appropriate alignment of executive interests and stockholder interests. A stock option provides a direct link to financial performance as measured by growth in the trading price of our common stock. Both stockholders and executives gain value when the trading price of our common stock increases. At the same time, the value of this form of compensation is reduced or eliminated in markets in which the trading price of our common stock declines. The performance-based restricted stock unit award drives results because its payout and the number of shares earned are directly tied to the achievement of specific pre-determined operating objectives that have been crafted to help us reach our long-term strategic objectives.

We also consider affordability to the Company as a factor in determining the size of each equity award granted. When determining the overall annual equity program for the Company for the upcoming year, we balance the size of individual awards, the number of participants, and accounting expenses from prior year grants with the total annual expense plan approved by the Board of Directors. As mentioned above, FWC also conducts a comprehensive analysis of long-term incentive costs and resulting levels of stockholder value transfer and dilution, which helps the Committee develop an annual budget for aggregate, Company-wide long-term incentives. Additional information on these awards, including the number of shares subject to each award, is reported in the Grants of Plan-Based Awards Table on page 45 and the Outstanding Equity Awards at Fiscal Year-End Table on pages 46-47.

The annual award granted to the CEO was determined by the Committee through analysis of market data and peer group data, as well as consideration of Mr. Nuti's past awards, performance to date and affordability to the Company. The CFO's award was determined at the time of his hire as part of his negotiated offer. The amount of the award was determined through analysis of market data and peer group data. In an effort to build internal equity among their peers, relatively comparable annual awards were granted to Messrs. Collins, Lieb and Dorsman with variations included to recognize the executive's ability to impact the success of the Company's strategic initiatives in 2008, as reflected in the table below. The factors used to determine the annual award amounts were (i) internal equity among peers, (ii) a general equity range among top executives derived from market research, (iii) consideration of any retentive measures that should be taken based on the individual's equity portfolio, and (iv) affordability to the Company. These factors were reviewed by the CEO and the Committee prior to determining each of these Named Executive Officer's annual award. Mr. Fishman was granted an annual award in line with the guideline award granted to employees in his internal grade level in order to encourage Mr. Fishman to remain with the Company and to recognize his outstanding performance during the past year.

Annual Equity Awards Table	
Named Executive Officer	**Annual Equity Award Value as of Grant Date ($)**
Nuti, William	4,500,000
Massetti, Anthony	1,000,000
Fishman, Robert	175,000
Collins, Malcolm	750,000
Lieb, Peter	600,000
Dorsman, Peter	700,000

2. Ad Hoc Awards

Equity awards granted outside the annual award process, known as "ad hoc" awards, are generally stock options or performance-based restricted stock units. During 2008 only one ad hoc award was made to a Named Executive Officer. This award was a hiring grant for Mr. Massetti with an effective date of February 1, 2008 with an approved value of $2,475,000; $1,100,000 was granted in stock options and $1,375,000 was granted in performance-based restricted stock units. The factors used to determine Mr. Massetti's award were (i) retentive considerations to ensure that he would join and remain with the Company, (ii) consideration of forfeited performance or retention bonuses and unvested equity, and (iii) affordability to the Company.

3. Performance Levels

The various performance levels that are set under the long-term incentive plan are based on the projected long-term growth of our Company. Accordingly, the likelihood of achieving the performance levels is equal to that of achieving the projected long-term growth, which is set at a challenging but achievable level. Currently, no

historical achievement data is available on our performance-based equity awards because we have not completed a full performance period, other than the 2006-2008 period, which was adjusted due to the spin-off of Teradata Corporation. The number of performance-based restricted stock units that vest depends upon the achievement of specific ROC and CNOP levels at the end of a three-year performance period, as discussed in more detail in the narrative to the Grants of Plan-Based Awards Table. Although we set threshold, target and maximum levels to determine the amount of the awards that will vest at the end of the performance period, these levels establish a continuum used to determine the actual amount of the awards that will vest. The threshold and maximum levels are generally set at approximately ten percent below and above the target level.

D. Executive Perquisites

As part of the Company's objective to embrace best practices within our executive compensation program, our executives are eligible for a limited offering of perquisites. The perquisites we provide support our objective to attract and retain high quality talent and are designed to allow our executives to focus on their business responsibilities without concern for the situations covered by these perquisites. The Company provided tax reimbursements with respect to perquisites in 2008 on a limited basis only, each of which is described below. In late 2008, the Committee generally discontinued all tax reimbursements going forward, with the exception of tax reimbursements provided in connection with relocations required by the Company, which are generally also provided to all non-executive employees. Each perquisite we provided in 2008 is described below.

Financial Counseling Program: We provide the Named Executive Officers with a $12,000 annual allowance under our Financial Counseling Program to be used for financial and tax planning, estate planning, financial planning-related legal services, and income tax preparation. We believe that providing expert financial counseling reduces the amount of time and attention the Named Executive Officers would otherwise spend on that topic and maximizes the net financial reward they receive under our executive compensation program.

Executive Medical Exam Program: We currently provide our Named Executive Officers reimbursement for up to $5,000 annually under our Executive Medical Program for a comprehensive physical examination and diagnostic testing. This amount was determined by reviewing the offerings presented by the management-approved facility that provides these services and choosing what we believe to be a level appropriate to provide our executives with a broad and comprehensive range of services. We believe that this perquisite benefits our stockholders by encouraging our executives to proactively maintain their health, thereby minimizing health-related disruptions to our business.

Lodging, Meals and Car Rental: Prior to the opening of the Company's New York City office in July 2008, where they are now based, Messrs. Nuti and Lieb were based at our Dayton, Ohio headquarters. While based in Dayton, Messrs. Nuti and Lieb were provided with Company-paid lodging and meals at a Company-owned historical site that the Company uses for meetings and other events. In addition, during this period the Company provided Messrs. Nuti and Lieb with a rental or leased car to commute to work from this facility because they were living away from their primary residences while temporarily based in Dayton. As of July 2008, the Company no longer provides Company-paid lodging, meals or rental or leased cars for Messrs. Nuti and Lieb at the Company's headquarters that are considered perquisites under the executive compensation disclosure rules. Messrs. Nuti and Lieb received tax reimbursements for imputed income incurred up to July 21, 2008 as a result the Company-paid meals, lodging and rental cars associated with commuting to the Dayton, Ohio headquarters. Since July 2008, the Company has provided occasional overnight hotel accommodations near the New York City office to enhance Mr. Nuti's productivity. The Company does not provide Mr. Nuti with a tax reimbursement for imputed income he may incur in connection with such hotel accommodations. The Company also provided Mr. Massetti, who joined the Company in January 2008, with Company-paid lodging and meals at the Company-owned facility in Dayton, as well as the use of a rental car, during 2008. Because the Company required Mr. Massetti to be based at the Dayton, Ohio headquarters on a temporary basis in order to build his organization and develop working relationships with his staff, the Company provided a tax reimbursement to Mr. Massetti for imputed income incurred relating to his temporary location in Dayton, Ohio. While Mr. Collins was with the

Company, he was provided use of a Company-paid car or an equivalent allowance for business, commuting, and personal purposes, as this is a prevalent practice in the U.K., where Mr. Collins was based.

Aircraft and Commercial Flights: Except as described below, our corporate aircraft is available to the Named Executive Officers, as well as other employees, for business-related travel only. We permit the family members of the executive officers, including Named Executive Officers, to accompany them on limited occasions on corporate aircraft as long as such travel is approved by the CEO and the Company does not incur any incremental cost from such use. In addition, in accordance with the terms of our letter agreement with Mr. Nuti (as discussed on page 52), we have authorized the personal use of our corporate aircraft by Mr. Nuti on an as-available basis, provided that the imputed income from such personal use does not exceed $50,000 per year, based on Standard Industry Fare Level Rates ("SIFL") as published by the Internal Revenue Service. This amount was increased during 2008 from the original negotiated amount in Mr. Nuti's employment agreement in order to recognize increased SIFL rates since he negotiated his agreement. Mr. Nuti was permitted to use our corporate aircraft for commuting between his residence and work location (while based at the Dayton, Ohio headquarters) on a weekly or less frequent basis. Mr. Lieb was also permitted to use the aircraft for commuting use (while based at the Dayton, Ohio headquarters) on an as-available basis within reasonable limits. In addition, the Company paid for his commute on commercial flights from his residence to his work location at the Dayton, Ohio headquarters. Both executives' use of our corporate aircraft is reviewed on a quarterly basis by the Committee. Approved use for commuting purposes was negotiated with these two executives at the time of hire in order to attract these executives, each of whom resided at the point of hire in a geographically distant area. The use of both the corporate aircraft and commercial flights for commuting purposes for Messrs. Nuti and Lieb ceased with the opening of the New York City office in July 2008, because both executives reside in the New York City area and are now based at the Company's New York City office.

Messrs. Nuti and Lieb received tax reimbursements for imputed income incurred up to July 21, 2008 as a result of their commuting use of our corporate aircraft and commercial flights as described above. Tax reimbursements for imputed income relating to personal use of our corporate aircraft were eliminated effective January 1, 2008.

Legal Expenses: In 2008, the Company provided reimbursement for legal expenses incurred by Mr. Nuti relating to the review of his employment agreement in connection with changes required for compliance with Section 409A of the Code.

Security Expenses: Based on the recommendation of an outside security consultant, the Company provided security services to certain Named Executive Officers. The Company provided security risk assessments on Messrs. Nuti and Lieb's residences and security protection to Mr. Nuti and his family while traveling on business out of the country. These security expenses were not eligible for tax reimbursement. For security and personal safety, the Company also required Mr. Nuti to use a Company-provided car and driver in and around the New York area, which may be used by other employees when available. To the extent Mr. Nuti uses such car and driver for commuting purposes, it is considered a perquisite. The Company does not provide Mr. Nuti or any other executive a tax reimbursement for imputed income he or she may incur in connection with such use.

Relocation: During 2008, the Company provided relocation benefits to Messrs. Massetti and Dorsman. Mr. Dorsman relocated to New York and is now based out of the recently-opened New York City office. Mr. Massetti was hired in 2008 and is based temporarily in Dayton, Ohio, but it is expected that he will relocate to New York. Mr. Massetti received tax reimbursements for certain relocation benefits he received in 2008. Mr. Dorsman is expected to receive tax reimbursements in 2009 related to relocation benefits he received in 2008. Such tax reimbursement for relocation benefits is generally consistent with the Company's relocation policies for non-executive employees.

The incremental costs to the Company associated with providing each of these perquisites to the Named Executive Officers are described in the Perquisites Table on page 42.

E. Other Compensation Decisions

In 2008, the Committee assisted the Company in amending its compensation plans, agreements and arrangements, as necessary, to achieve documentary compliance with Section 409A of the Code by considering various design alternatives that comply with Section 409A and reviewing and approving the final terms of such amendments.

The Company also took a number steps in reaction to the sharp downturn in the worldwide economy. In early 2009, the Committee approved changes in the design of the long-term incentive program for 2009 to account for the uncertain economic outlook and the Company's current lower stock price. First, the mix of equity vehicles for the annual grant will be changed from 50 percent stock options and 50 percent performance-based restricted stock units to 100 percent performance-based restricted stock units. This change will keep the annual run rate of equity shares used within a reasonable range because granting in stock options uses more shares. The change also reduces expense to the Company and provides an additional level of security to employees in uncertain times, while maintaining an appropriate focus on performance. Second, the performance period for the performance-based restricted stock units will be one year rather than the historical three-year period because it will be less difficult to set targets for the shorter time period. If we had continued using the three-year performance period during this unpredictable economy, we would have run a greater risk of setting the performance targets too low and achieving maximum payout without much effort, or setting the targets too high and not having any payout, which would cause retention concerns. The metrics and terms of the 2009 annual grants are otherwise generally consistent with the terms of the 2008 annual grants, except that a portion of Mr. Nuti's award is tied to only one performance metric (NPOI) and will vest at 100 percent subject to his continued employment with the Company through February 23, 2012, and the Committee's discretion to adjust the award downward, but not upward.

In early 2009, the Committee also reviewed the NCR Change in Control Severance Plan and the "tier" levels to which certain executive officer positions are assigned. The amount of certain compensation and benefits payable under the plan is determined by the tier level (Tiers I, II, and III) to which a position is assigned. Based on its review, the Committee revised the tier level for certain positions. As a result of this change, effective as of February 23, 2009, certain compensation and benefits under the plan were reduced for the affected executive officers, including Named Executive Officers. In particular, the positions of Messrs. Massetti and Dorsman were reduced from Tier I to Tier II, meaning that the multiplier used to determine certain compensation and benefits under the plan was reduced from 300 percent to 200 percent. No executive officer had an increase in compensation or benefits payable under the plan as a result of these changes. Additional information regarding the Change in Control Severance Plan is provided in the Potential Payments Upon Termination or Change in Control beginning on page 51 of this proxy statement.

Summary Compensation Table

The table that follows this discussion shows the total compensation paid to or earned by each of our Named Executive Officers for the fiscal year ended December 31, 2008. In addition, for the 2008 Named Executive Officers who were also Named Executive Officers in 2007 and/or 2006, the table shows the total compensation paid to or earned by each such executive officer for the fiscal years ending December 31, 2007 and December 31, 2006. The compensation reported in the table consists of: salary (column (c)); non-performance-based bonuses (column (d)); stock awards (column (e)); option awards (column (f)); non-equity incentive plan compensation (column (g)); the aggregate change in actuarial values in each of the Named Executive Officer's benefits under the Company's various qualified and nonqualified defined pension benefit plans, which is applicable only to Messrs. Fishman and Dorsman (column (h)); and all other compensation not properly reportable in any other column (column (i)).

The amounts reported in columns (e) and (f) (stock awards and option awards, respectively) are the dollar amount recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards no. 123 (revised 2004), Share Based Payment ("FAS 123R"). The amounts reported in column (g) for 2008 consist of payments made in March 2009 with respect to the Company's Management Incentive Plan. For more information regarding the Management Incentive Plan measurement criteria and eligibility, see the Grants of Plan-Based Awards table on page 45 of this proxy statement. The amounts reported in column (i) consist of the aggregate incremental cost to the Company of the perquisites provided to the Named Executive Officer in 2008, contributions made by the Company to the Company's Savings Plan on behalf of each of the Named Executive Officers, any insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers and tax reimbursements made to the Named Executive Officers during 2008, as detailed in the All Other Compensation Table below.

FAS 123R Expense vs. Value of Stock and Option Awards Granted to Named Executive Officers in 2008

The recognized compensation expense reported in the Summary Compensation Table for stock and option awards (the FAS 123R expense) differs from the compensation value of such awards actually realized by each Named Executive Officer because the FAS 123R expense represents the total expense for 2008, which includes expense relating to awards received in and prior to 2008. In order to assist our stockholders in understanding the differences between the FAS 123R expense to the Company and the value actually realized by the Named Executive Officer, we have provided a supplemental table below the Summary Compensation Table to show the variations among (i) the FAS 123R expense that is reported in the Summary Compensation Table for stock and options awards, which includes expense relating to awards received in and prior to 2008, (ii) the grant date fair value of stock and option awards granted in 2008 only, and (iii) the market value of stock awards and the intrinsic value of option awards received in 2008 only (the market value of stock awards is calculated using the closing trading price of NCR common stock on December 31, 2008 of $14.14, and the intrinsic value of option awards is calculated using the difference between the value of the option based on the closing trading price of NCR common stock on December 31, 2008 of $14.14 and the option exercise price). The supplemental table is provided only to assist stockholders in their understanding of our Company's compensation structure, and does not replace the Summary Compensation Table required by SEC disclosure rules.

Because the Company incurred additional FAS 123R expense due to the modification of the grants in connection with the spin-off of Teradata Corporation and over-performance against performance targets, the difference between the FAS 123R expense and the grant date fair value is significant in some cases. The supplemental table shows this difference for each of our Named Executive Officers and shows the impact on the 2008 total compensation for each Named Executive Officer. For example, as reported in the Summary Compensation Table, Mr. Nuti's total compensation in 2008 using the FAS 123R expense for stock and option awards was

$12,856,018. The supplemental table illustrates that if Mr. Nuti's compensation had been reported using the grant date fair value of the stock and option awards he received in 2008, rather than using the FAS 123R expense incurred by the Company in connection with all outstanding awards, his total compensation in 2008 would have been $7,225,370. Thus, in 2008, approximately $5,630,648 of the total compensation reported in the Summary Compensation Table for Mr. Nuti is attributable to inclusion of FAS 123R expense relating to awards received in and prior to 2008.

Employment Agreements

During 2008, Messrs. Nuti, Massetti, Fishman, Collins, Lieb and Dorsman served as executive officers of the Company pursuant to letter agreements with the Company. All letter agreements were entered into prior to 2008 and were described in the proxy statement for the relevant year. Each letter agreement sets forth, among other things, the Named Executive Officer's initial base salary, bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity awards. Any adjustments to these terms have been described in Section III of this *Compensation Discussion and Analysis*. None of the letter agreements has a fixed expiration date.

In late 2007, we entered into a letter agreement with Mr. Massetti pertaining to his services as CFO. Pursuant to the terms of the letter agreement, Mr. Massetti's annual base salary, as of January 28, 2008, was $475,000. The Committee later approved a retroactive increase of $25,000 to his annual base salary. See Section III.A for further discussion of this retroactive increase. The letter agreement also provided that Mr. Massetti was eligible for the following: a bonus opportunity under the Management Incentive Plan; temporary housing, meals and rental car (prior to his Company assisted relocation to the New York City office); and participation in the Company's Change in Control Severance Plan. See pages 27-30 and page 51 for further discussion of potential bonus awards under the Management Incentive Plan and compensation and benefits under the Change in Control Severance Plan, respectively. Finally, the letter agreement also provided for an initial hiring grant of stock options and performance-based restricted stock units with an approved value of $2,475,000.

2008 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)(2)	Option Awards ($) (f)(3)	Non-Equity Incentive Plan Compensation($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation($) (i)	Total ($) (j)
Nuti, William	2008	1,000,000	0	4,138,769	5,937,405	1,375,000	0	404,844	12,856,018
Chairman of the Board, Chief Executive Officer and President	2007	1,000,000	0	4,131,140	8,755,214	2,368,432	0	556,788	16,811,574
	2006	1,000,000	0	1,460,125	3,230,347	935,140	0	349,471	6,975,083
Massetti, Anthony	2008	463,798	0	530,290	238,705	436,554	0	154,302	1,823,649
Senior Vice President and Chief Financial Officer									
Fishman, Robert	2008	240,000	0	161,363	100,455	107,654	11,909	12,251	633,632
Former Interim Chief Financial Officer	2007	226,483	0	93,510	61,800	270,318	0[4]	10,768	662,879
Collins, Malcolm (1)	2008	494,967	0	1,109,453	478,247	251,452	0	42,662	2,376,781
Former Senior Vice President, Global Sales & Marketing	2007	522,832	0	1,293,920	386,441	575,489	0	41,017	2,819,699
	2006	367,803	464,514	336,823	249,350	38,555	0	136,281	1,593,326
Lieb, Peter	2008	416,045	0	743,238	352,900	311,217	0	65,987	1,889,387
Senior Vice President and General Counsel	2007	400,923	0	874,331	277,135	373,029	0	145,043	2,070,461
Dorsman, Peter	2008	380,000	0	459,184	240,438	370,603	15,632	222,222	1,688,079
Senior Vice President, Global Operations									

(1) While he was with the Company, Mr. Collins was based in the U.K., and his annual base salary was in Great Britain Pounds ("GBP"). The amounts reported in the Summary Compensation Table with respect to Mr. Collins are in U.S. dollars and were converted from GBP using the average exchange rate for the month in which each payment was made or accrued, as applicable, except that his Non-Equity Incentive Compensation amount was converted from GBP using the average exchange rate for January 2009.

(2) The amounts reported in this column are equal to the dollar amount recognized for financial statement reporting purposes in 2008 in connection with performance-based restricted stock or units granted under the Company's Management Stock Plan, which was effective through April 25, 2006, and the Company's Stock Incentive Plan, which was approved by the Company's stockholders and became effective on April 26, 2006. With respect to performance-based restricted stock or units granted in 2008, 2007 and 2006, see Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of the relevant assumptions used in calculating the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year in accordance with FAS 123R. For further information about awards made in 2008, see the Grants of Plan-Based Awards table on page 45 of this proxy statement.

(3) The amounts reported in this column are equal to the dollar amount recognized for financial statement reporting purposes in 2008, 2007 and 2006 in connection with options granted under the Company's Management Stock Plan, which was effective through April 25, 2006, and the Company's Stock Incentive Plan, which was approved by the Company's stockholders and became effective on April 26, 2006. With respect to options granted in 2008, 2007, 2006, and 2005 see Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of the relevant assumptions used in calculating the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year in accordance with FAS 123R. For further information about awards made in 2008, see the Grants of Plan-Based Awards table on page 45 of this proxy statement.

(4) In the 2007 Summary Compensation Table, the amount reported in this column was ($5,064) due to a change to mortality rates offset by an increase in the discount rate.

Supplemental Table

As described in the discussion above the Summary Compensation Table, the supplemental table below illustrates the variations among (i) the FAS 123R expense value that is reported in the Summary Compensation Table for stock and options awards, which includes expense relating to awards granted in and prior to 2008, (ii) the grant date fair value of stock and option awards received in 2008 only, and (iii) the market value of stock awards and the intrinsic value of option awards received in 2008 only (the market value of stock awards is calculated using the closing trading price of NCR common stock on December 31, 2008 of $14.14, and the intrinsic value of option awards is calculated using the difference between the value of the option based on the closing trading price of NCR common stock on December 31, 2008 of $14.14 and the option exercise price).

Named Executive Officer	Compensation Component	Amount Reported in Summary Compensation Table using Total 2008 FAS 123R Expense (includes expense for awards received in and prior to 2008) ($) (a)	Amount Using Grant Date Fair Value of Awards Received in 2008 ($) (b)	Amount Using Value of Awards Received in 2008 Calculated at the December 31, 2008 Closing Stock Price ($) (c)
Nuti, William	Stock Awards	4,138,769	2,222,759	1,418,313
	Option Awards	5,937,405	2,222,767	0
	Total Compensation[(1)]	12,856,018	7,225,370	4,198,157
Massetti, Anthony	Stock Awards	530,290	1,889,867	1,202,296
	Option Awards	238,705	1,610,690	0
	Total Compensation[(1)]	1,823,649	4,555,211	2,256,950
Fishman, Robert	Stock Awards	161,363	86,446	55,160
	Option Awards	100,455	86,438	0
	Total Compensation[(1)]	633,632	544,698	426,974
Collins, Malcolm	Stock Awards	1,109,453	370,471	236,393
	Option Awards	478,247	370,462	0
	Total Compensation[(1)]	2,376,781	1,530,014	1,025,474
Lieb, Peter	Stock Awards	743,238	296,368	189,108
	Option Awards	352,900	296,372	0
	Total Compensation[(1)]	1,889,387	1,385,989	982,357
Dorsman, Peter	Stock Awards	459,184	345,762	220,626
	Option Awards	240,438	345,760	0
	Total Compensation[(1)]	1,688,079	1,679,979	1,209,083

(1) The Total Compensation amount in the table above includes the stock awards and option awards shown in the table, as well as the non-equity compensation components listed in the Summary Compensation Table. For example, the non-equity compensation components for Mr. Nuti include Salary: $1,000,000; Bonus: $0; Non-Equity Incentive Plan Compensation: $1,375,000; Change in Pension Value and Nonqualified Deferred Compensation Earnings: $0; and All Other Compensation: $404,844, which totals $2,779,844. When this figure is added to the stock awards and option awards in columns (a), (b) and (c) in the table above, the total compensation for Mr. Nuti is $12,856,018, $7,225,370 and $4,198,157, respectively.

2008 All Other Compensation Table

The table below shows the value of perquisites, tax reimbursements (the value of tax gross-ups paid to our Named Executive Officers), insurance premiums paid by the Company with respect to life insurance, and Company contributions to the Company Savings Plan made on behalf of each of the Named Executive Officers. There were no severance or change in control accruals made in 2008.

The amounts reported in column (A) reflect the aggregate incremental cost to the Company in fiscal year 2008 for the items set forth in the Perquisites Table on page 42. Perquisites, other than corporate aircraft usage, Company-provided car and driver, and temporary housing at a Company-owned location in Dayton, Ohio, are valued at the actual amount paid to each provider of such perquisites, or if applicable, to the Named Executive Officer for use in connection with a perquisite program. The amounts reported in column (B) are related to the tax reimbursements Messrs. Nuti, Massetti, and Lieb received relating to their living expenses in Dayton, Ohio, and for tax reimbursements to Mr. Massetti relating to relocation benefits. Additionally, a portion of the tax reimbursement for Mr. Nuti was related to the use of the corporate aircraft for commuting purposes. The tax reimbursements relating to Messrs. Nuti and Lieb's commuting expenses ceased upon the opening of the New York City office in July 2008. Due to security concerns, the Company provides a Company-provided car and driver to Mr. Nuti for use in and around the New York area, and on an as-available basis to other executives; however, the Company does not provide any tax reimbursement with respect to the use of such car and driver. Tax reimbursements to Mr. Massetti relating to the provision of Company-paid lodging and meals at a Company-owned facility, as well as the use of a rental car, ceased as of December 31, 2008. Because the Company required Mr. Massetti to be based at the Dayton, Ohio headquarters on a temporary basis in order to build his organization and develop working relationships with his staff, the Company provided a tax reimbursement to Mr. Massetti for imputed income incurred relating to his temporary location in Dayton, Ohio through and ending on December 31, 2008.

The amounts reported in column (C) include the dollar value of any insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers. The amounts reported in column (D) consist of contributions made by the Company to the Company's Savings Plan on behalf of each of the Named Executive Officers. The Company also provides such contributions on behalf of its non-executive employees.

Name	Year	Perquisites and Other Personal Benefits ($) (A)	Tax Reimbursements ($) (B)	Insurance Premiums ($) (C)	Company Contributions to Retirement and 401(k) Plans ($) (D)	Total ($)
Nuti, William	2008	367,832	23,205	2,736	11,071	404,844
	2007	481,554	62,075	2,088	11,071	556,788
	2006	317,208	19,461	2,088	10,714	349,471
Massetti, Anthony	2008	112,305	35,197	1,544	5,256	154,302
Fishman, Robert	2008	0	0	1,094	11,157	12,251
	2007	0	0	594	10,174	10,768
Collins, Malcolm[(1)]	2008	30,873	0	743	11,046	42,662
	2007	31,932	0	669	8,416	41,017
	2006	132,084	0	519	3,678	136,281
Lieb, Peter	2008	35,365	17,704	1,847	11,071	65,987
	2007	97,222	35,695	1,340	10,786	145,043
Dorsman, Peter	2008	210,984	0	1,733	9,505	222,222

(1) For Mr. Collins, the amount reported in column C was converted from GBP using the average monthly exchange rate for the month in which the premium was paid.

2008 Perquisites Table

The table below shows the aggregate incremental cost of perquisites provided to the Named Executive Officers during 2008. Throughout this table, the notation "NE" indicates that an executive was not eligible or authorized to receive a specific perquisite.

The amounts reported in column (a) represent the incremental cost to the Company of commuting and personal usage of the corporate aircraft. The amounts reported for Mr. Nuti relate to commuting flights between his residence and the Dayton, Ohio headquarters and personal usage of the corporate aircraft. The amounts reported for Mr. Lieb relate to commercial commuting flights. On shared corporate aircraft flights on which both Messrs. Nuti and Lieb were present, incremental costs were charged fully to Mr. Nuti. The incremental cost to the Company of commuting or personal usage of corporate aircraft was calculated by determining the variable operating cost to the Company, which includes items such as fuel, landing and terminal fees, crew travel expenses and operational maintenance. Expenses that were determined to be less variable in nature, such as general administration, depreciation, and pilot compensation, were not included in the determination of the Company's incremental cost. On occasion, other individuals traveled with Named Executive Officers on corporate aircraft; however, the Company incurred de minimis incremental costs as a result of such travel.

The amounts reported in column (b) represent the incremental cost the Company incurred in connection with providing temporary housing for Messrs. Nuti, Lieb and Massetti at a Company-owned location near the Dayton, Ohio headquarters. Column (b) also includes the incremental cost to the Company in providing hotel accommodations to Mr. Nuti. The amounts reported in column (c) represent the payments made by the Company for meals and other miscellaneous living expenses for Messrs. Nuti, Lieb and Massetti while they stayed at Company-owned lodging near the Company's headquarters. The amounts reported in column (d) represent legal expenses paid by the Company on Mr. Nuti's behalf for review of his employment agreement in connection with changes required for compliance with Section 409A of the Code. The amounts reported in column (e) represent payments made by the Company for security risk assessments performed on Messrs. Nuti and Lieb's residences and security protection provided to Mr. Nuti and his family, as well as the Company-provided car and driver Mr. Nuti is required to use for security purposes in and around the New York area. Column (f) represents the amounts paid to or on behalf of Messrs. Massetti and Dorsman in connection with their planned relocation and relocation, respectively, to the New York City office. The amounts in column (g) represent the car allowance paid to Mr. Collins, and the amounts paid for rental cars for Messrs. Nuti, Massetti and Lieb for commuting purposes while they were based in Dayton, Ohio.

In 2006, the Company implemented an executive medical program, which provided reimbursement of up to $5,000 for each executive to receive medical diagnostic services at a designated medical facility. Although not all of the Named Executive Officers used all of their allowance in 2008, due to privacy considerations associated with the receipt of medical services, the Company has elected to disclose the total amount of the maximum benefit available to each executive in column (h), rather than the amounts actually used by each individual.

The amounts reported in column (i) represent the payment made by the Company to each executive for financial planning assistance, as part of the Company's Financial Planning Allowance Program.

Named Executive Officer	Year	Corporate/ Commercial Aircraft Usage ($)(a)	Temporary Housing Expenses ($)(b)	Meals ($)(c)	Legal Expenses ($)(d)	Security ($)(e)	Relocation ($)(f)	Rental /Lease Cars ($)(g)	Executive Medical Program ($)(h)	Financial Planning Allowance ($)(i)	Total ($)
Nuti, William	2008	267,802	6,415	528	9,188	65,355	NE	1,544	5,000	12,000	367,832
	2007	447,169	10,494	1,414	0	NE	NE	5,477	5,000	12,000	481,554
	2006	282,750	8,944	1,331	1,159	NE	NE	6,024	5,000	12,000	317,208
Massetti, Anthony	2008	0	39,909	3,694	NE	NE	40,097	11,605	5,000	12,000	112,305
Fishman, Robert	2008	NE	NE	NE	NE	NE	NE	NE	NE	NE	0
	2007	NE	NE	NE	NE	NE	NE	NE	NE	NE	0
Collins, Malcolm[(1)]	2008	NE	NE	NE	NE	NE	NE	13,758	5,000	12,115	30,873
	2007	NE	NE	NE	NE	NE	NE	14,791	5,000	12,141	31,932
	2006	NE	NE	NE	NE	NE	101,800	12,679	5,000	12,605	132,084
Lieb, Peter	2008	4,817	4,134	789	NE	4,335	NE	4,290	5,000	12,000	35,365
	2007	62,601	10,912	1,660	NE	NE	NE	5,049	5,000	12,000	97,222
Dorsman, Peter	2008	NE	NE	NE	NE	NE	193,966	18	5,000	12,000	210,984

(1) The amount reported in column (i) with respect to Mr. Collins is in U.S. dollars and was converted from GBP using the average exchange rate for the month in which the payment was made.

Grants of Plan-Based Awards Table

The table that follows this discussion shows both non-equity and equity awards provided during 2008 by the Committee to each of our Named Executive Officers. Non-equity awards were made pursuant to the Company's Management Incentive Plan described in Section II of this *Compensation Discussion and Analysis.* Equity awards were made under the Company's 2006 Stock Incentive Plan, also described in Section II. These equity awards are described in detail below. Column (b1) of the table identifies those situations where the date of approval of an equity award differed from the grant date of the award for FAS 123R purposes. In all instances, the approval of the equity award preceded the grant date of such award. Columns (c), (d) and (e) reflect the potential award level for each Named Executive Officer under the 2008 Management Incentive Plan Objectives. The actual amounts earned under the Management Incentive Plan are reflected in the Non-Equity Incentive Plan Compensation column in the 2008 Summary Compensation Table. Columns (f), (g) and (h) relate to performance-based restricted stock units granted to each of the Named Executive Officers in 2008. These grants are subject to a three-year performance period and require the achievement of specified performance metrics established by the Committee in order for vesting to occur. See Section III.C of this *Compensation Discussion and Analysis* for further detail. Column (i) reflects the number of options to purchase shares awarded to the Named Executive Officers in 2008. Column (j) reflects the exercise or base price of option awards granted in 2008 set at the closing price of NCR common stock on the grant's effective date. A column for "All Other Stock Awards," which would include the number of any shares of stock granted that are not required to be in disclosed in columns (f) , (g) and (h) is not included in the table because there are no such awards to report.

In 2008, the Committee granted performance-based restricted stock units to all Named Executive Officers as reflected in the Grants of Plan-Based Awards Table. The performance cycle for these awards is January 1, 2008 through December 31, 2010. The units will vest at the end of the performance cycle after the Committee determines to what extent the metrics for the performance cycle are met, and applies other factors it deems appropriate to determine the amount of the award. We pay awards only if we achieve a minimum cumulative Return on Capital goal of 20 percent for the applicable performance period. In other words, no units will vest if the Return on Capital goal is not achieved. Return on Capital is equal to our NPOI divided by Controllable Capital. The Committee also set performance metrics based on the Company's CNOP to determine the final award payable. We determined CNOP using the following formula:

- Multiplying Controllable Capital by 10 percent (which approximates our annual weighted average cost of capital), and
- Subtracting this amount from the sum of NPOI as reported for each quarterly reporting period during the performance period.

By Controllable Capital, we mean:

(i) Our working capital (accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), plus

(ii) The sum of Property, Plant & Equipment, other current assets excluding taxes, and capitalized software, minus

(iii) The sum of payroll and employee benefits and other current liabilities, excluding taxes and severance.

We use CNOP to determine the number of units that will vest because it is the measure that represents projected long-term meaningful growth of the Company. CNOP accurately demonstrates the value that the Company generates from its operations. That is, while it is possible to create a short-term increase in NPOI by growing receivables, inventory, and investments in Property, Plant and Equipment (each of which is an element of Controllable Capital), in the long-term, these types of short-term gains may begin to erode and Return on Capital will subsequently decrease. By using Return on Capital (as described above), the Committee can ensure that the NPOI growth is based on sound investments by taking into account the impact of the cost of generating the additional NPOI.

If our minimum Return on Capital goal is met, then we apply straight-line interpolation to our actual CNOP for the performance period to compute the number of units earned by the Named Executive Officers between the specified threshold, target, and maximum payout levels. Below is a sample straight-line interpolation graph that illustrates how the number of units is computed. The number of units below is for illustrative purposes only:

Results	Payouts
1	25%
2	62.5%
3	100%
4	125%
5	150%



Interpolation Example
160%
140%
120%
100%
80%
60%
40%
20%
0%
Payout %
0
1
2
3
4
5
6
Results

As illustrated by this graph, if the results were at level 4, then the payout percentage would be 125 percent. Thus, an executive officer with a target award of 100 units would receive 125 units.

The Committee also granted options to each of the Named Executive Officers in 2008 as reflected on the Grants of Plan-Based Awards Table. Twenty-five percent of these options vest on each of the first, second, third and fourth anniversaries of the grant date. The exercise price for each of these options is equal to the closing price of NCR's common stock on the date of grant.

2008 Grants of Plan-Based Awards Table

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (Sh)			All Other Option Awards: Number of Securities Underlying Options (Sh)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value ($)
			Threshold	Target	Maximum	Threshold	Target	Maximum			
(a)	(b)	(b1)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Nuti, William	Annual Fin.		500,000	1,000,000	2,500,000						
	Diversity			100,000							
	03/01/2008	02/12/2008				25,076	100,305	150,458			2,222,759
	03/01/2008	02/12/2008							281,915	22.16	2,222,767
Massetti, Anthony	Annual Fin.		171,875	343,750	859,375						
	Diversity			45,833							
	03/01/2008	02/12/2008				5,573	22,290	33,435			493,946
	03/01/2008	02/12/2008							62,648	22.16	493,950
	02/01/2008	12/13/2007				15,685	62,738	94,107			1,395,921
	02/01/2008	12/13/2007							141,064	22.25	1,116,740
Fishman, Robert(1)	RFR		54,000	108,000	216,000						
	03/01/2008	02/12/2008				975	3,901	5,852			86,446
	03/01/2008	02/12/2008							10,963	22.16	86,438
Collins, Malcolm(2)	Annual Fin.		144,476	288,952	722,379						
	Diversity			38,527							
	03/01/2008	02/12/2008				4,180	16,718	25,077			370,471
	03/01/2008	02/12/2008							46,986	22.16	370,462
Lieb, Peter	Annual Fin.		126,000	252,000	504,000						
	Diversity			42,000							
	03/01/2008	02/12/2008				3,344	13,374	20,061			296,368
	03/01/2008	02/12/2008							37,589	22.16	296,372
Dorsman, Peter	Annual Fin.		142,500	285,000	712,500						
	Diversity			38,000							
	03/01/2008	02/12/2008				3,901	15,603	23,405			345,762
	03/01/2008	02/12/2008							43,853	22.16	345,760

(1) Mr. Fishman was paid on NPOI (Non-Pension Operating Income), in accordance with the objectives of the non-executive incentive plan (reflected as RFR in the table above).
(2) Amounts reported in columns (c), (d) and (e) for Mr. Collins are in U.S. dollars and were converted from GBP using the average exchange rate for January 2009.

2008 Outstanding Equity Awards at Fiscal Year-End Table

The table below shows all outstanding options and restricted stock or stock unit awards held by our Named Executive Officers as of December 31, 2008. Following this table are vesting tables that indicate the vesting schedule of each grant reported below.

		Option Awards					Stock Awards			
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options # Exercisable**	**Number of Securities Underlying Unexercised Options # Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Nuti, William	03/01/2008								100,305	1,418,313
	03/01/2008		281,915		22.16	03/01/2018				
	10/24/2007								63,899	903,532
	10/24/2007		336,378		16.10	10/24/2017				
	03/01/2007			—					126,547	1,789,375
	03/01/2007	78,834	236,511		21.27	03/01/2017				
	02/13/2006	179,671	179,675		17.82	02/13/2016				
	08/08/2005	531,319			16.10	08/08/2015				
	08/08/2005	406,732	135,579		16.10	08/08/2015				
	08/08/2005						46,097	651,812		
Massetti, Anthony	03/01/2008								22,290	315,181
	03/01/2008	—	62,648	—	22.16	03/01/2018	—	—		
	02/01/2008								62,738	887,115
	02/01/2008		141,064		22.25	02/01/2018				
Fishman, Robert	03/01/2008								3,901	55,160
	03/01/2008		10,963		22.16	03/01/2018				
	10/24/2007								575	8,131
	10/01/2007						4,179	59,091		
	10/01/2007	2,603	7,810		23.93	10/01/2017				
	06/01/2007	3,249	9,751		24.70	06/01/2017				
	06/01/2007								5,217	73,768
	05/01/2007	1,047	3,148	—	23.13	05/01/2017				
	05/01/2007								1,683	23,798
	03/01/2007								2,302	32,550
	03/01/2007	1,431	4,302		21.27	03/01/2017				
	02/13/2006	1,615	1,619		17.82	02/13/2016				
	03/01/2005	3,133	1,047		17.97	03/01/2015				

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options # Exercisable	Number of Securities Underlying Unexercised Options # Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Collins, Malcolm										
	03/01/2008								16,718	236,393
	03/01/2008		46,986		22.16	03/01/2018				
	10/24/2007								30,636	433,193
	10/01/2007	3,254	9,763	—	23.93	10/01/2017	—	—		
	10/01/2007								5,224	73,867
	03/01/2007	10,748	32,252		21.27	03/01/2017				
	03/01/2007								17,256	244,000
	03/01/2006	76,866	76,868		18.35	03/01/2016				
Lieb, Peter										
	03/01/2008								13,374	189,108
	03/01/2008		37,589		22.16	03/01/2018				
	10/24/2007								18,293	258,663
	10/01/2007	2,603	7,810	—	23.93	10/01/2017				
	10/01/2007						4,179	59,091		
	03/01/2007	10,032	30,103		21.27	03/01/2017				
	03/01/2007								16,107	227,753
	05/29/2006	51,434	51,438		18.29	05/29/2016				
Dorsman, Peter										
	03/01/2008								15,603	220,626
	03/01/2008		43,853		22.16	03/01/2018				
	10/24/2007								5,849	82,705
	10/24/2007								1,424	20,135
	10/01/2007			—			—	—	5,224	73,867
	10/01/2007	3,254	9,763		23.93	10/01/2017				
	03/01/2007								16,107	227,753
	03/01/2007	10,032	30,103		21.27	03/01/2017				
	09/06/2006	4,002	4,004		15.75	09/06/2016				
	04/17/2006	16,448	16,450		19.05	04/17/2016				

Options Vesting Table

Grant Date		Vesting Schedule
10/24/2007		Vest if specified performance conditions are satisfied, as approved by the Committee
03/01/2008 02/01/2008 10/01/2007 06/01/2007 05/01/2007 03/01/2007	09/06/2006 05/29/2006 04/17/2006 03/01/2006 02/13/2006 03/01/2005	Four-year vesting: 25% annually
08/08/2005 (Performance-Based)		A portion of the original award vested in 2007 based on conversion methodology approved by the Committee due to the spin-off of Teradata Corporation. The remainder of the award was replaced by Mr. Nuti's 10/24/07 grant.
08/08/2005 (Time-Based)		Four-year vesting: 25% annually

Time-Based Restricted Stock / Unit Vesting Table

Grant Date	Vesting Schedule
10/01/2003 03/01/2007	Three-year cliff vesting: 100%
08/08/2005	Four-year vesting: 25% annually

Performance-Based Restricted Stock / Unit Vesting Table

Grant Date		Vesting Schedule
03/01/2008 02/01/2008 10/24/2007 10/01/2007	06/01/2007 05/01/2007 03/01/2007	Vest if specified performance conditions are satisfied, as approved by the Committee

2008 Option Exercises and Stock Vested Table

The table that follows shows each Named Executive Officer's option exercises and restricted stock or restricted stock unit vestings during 2008.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (d)	Value Realized on Vesting ($) (e)
Nuti, William	—	—	78,308	1,663,654
Massetti, Anthony	—	—	—	—
Fishman, Robert	9,544	168,028	2,459	57,653
Collins, Malcolm	—	—	15,444	218,378
Lieb, Peter	—	—	9,222	130,399
Dorsman, Peter	—	—	3,667	51,851

Pension Benefits

The table below this discussion summarizes the present value of accrued benefits for all pension plans for which Messrs. Fishman and Dorsman are eligible.

Starting in 2004, we began transitioning our U.S. retirement program from a defined benefit to a defined contribution structure. In 2004, the Company closed its U.S. pension plans to new participants and froze pension benefits for existing U.S. participants under the age of 40. Effective December 31, 2006, these plans were frozen for all of the remaining participants, including the Named Executive Officers. Freezing the plans means that, while participants retain the pension benefits already accrued, no additional contributions will be made by the Company after the effective date of the freeze.

Messrs. Dorsman and Fishman are the only Named Executive Officers eligible for benefits under our defined benefit pension plans. Because Messrs. Nuti, Massetti and Lieb joined the Company after the plans had been closed to new participants, they are not eligible for benefits under our defined benefit pension plans.

While he was with the Company, Mr. Collins was employed in the U.K., and participated in the U.K. Defined Contribution Pension Plan, which is a defined contribution plan. He was not a participant in the U.K. pension plan, which was closed to participants in 2004, prior to him joining the Company.

NCR Pension Plan

The NCR Pension Plan is a non-contributory, qualified pension plan that previously covered all NCR employees based in the U.S. The NCR Pension Plan pays a monthly pension benefit and a PensionPlus benefit, each of which vests after the earlier of three years of service or attaining age 65. The full monthly pension benefit may begin at age 65, but may be started between age 55 and 65 in a reduced amount at the option of the participant after the participant has terminated employment. Participants who terminate from the Company after age 55 qualify for early retirement and may receive an unreduced benefit at age 62. The PensionPlus benefit may be taken as a lump sum after termination of employment, or may be used to increase the monthly pension benefit.

The monthly pension benefit is computed by multiplying the following three items: (1) the participant's years of service with the Company, (2) a factor between 1.3 percent and 1.7 percent, depending on the participant's total years of service, and (3) the participant's modified average pay. Modified average pay is the average annual base pay and bonus received during a participant's career, with an adjustment to pay for earlier years when earnings typically were less. The PensionPlus benefit is computed as an account balance, although the account is for bookkeeping purposes only. The plan allocates to a participant's account each month 1.5 percent (three percent in the case of employees hired on and after June 1, 2002) of the participant's compensation for such month, and also provides monthly interest credits on the participant's account balance. These interest credits will continue despite the plan being frozen, as long as the participant remains an employee of the Company. See Note 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table.

NCR Nonqualified Excess Plan

The Company also maintains the NCR Nonqualified Excess Plan (the "Excess Plan"), which pays the additional pension benefits that would be paid under the NCR Pension Plan if certain federal limits on the amount of pay that may be considered under the NCR Pension Plan were not in effect. Benefits are calculated in the same way as under the NCR Pension Plan, and the benefits vest after the earlier of five years of service or attaining age 65. However, if the participant terminates from the Company prior to reaching age 55, the entire benefit is forfeited. See Note 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table. Mr. Dorsman is the only Named Executive Officer who is a participant in the Excess Plan.

Supplemental Retirement Plans

The Company also maintains a supplemental retirement plan for senior managers called the Retirement Plan for Officers of NCR (the "Officer Plan"). This plan covers senior managers appointed to specified executive levels after November 30, 1988. Mr. Dorsman is the only Named Executive Officer who is a participant in the Officer Plan.

The Officer Plan pays monthly benefits in an amount equal to 2.5 percent of career average monthly pay for service after becoming a plan participant and vests after the earlier of five years of service or attaining age 65. The full monthly pension benefit may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment. See Note 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table.

2008 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Nuti, William[(1)]	N/A	N/A	N/A
Massetti, Anthony[(1)]	N/A	N/A	N/A
Fishman, Robert	NCR Pension Plan	13.6	127,102
Collins, Malcolm[(2)]	N/A	N/A	N/A
Lieb, Peter[(1)]	N/A	N/A	N/A
Dorsman, Peter[(3)]	NCR Pension Plan	18.3	143,627
	Officer Plan	1.6	58,873

(1) Messrs. Nuti, Massetti and Lieb are not participants in, nor eligible with respect to any of the Company's pension plans, because all of the U.S. plans were closed to new participants prior to their respective employment dates.

(2) Mr. Collins participated in a defined contribution plan in the U.K.

(3) Pursuant to the terms of the Officer Plan, Mr. Dorsman has been credited with fewer years of service under the Officer Plan than his years of service with the Company because he did not become eligible for Officer Plan participation until the attainment of executive status.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show the amount of compensation that would have been paid, and/or benefits that would have been provided to each of the Named Executive Officers, including Mr. Collins, who resigned from the Company in 2009, in the event of termination of each such executive's employment as of December 31, 2008. A description of death and disability benefits and treatment of equity upon termination is provided below. See "Retirement Benefits," "Change in Control Arrangements" and "Severance Benefits" in Sections II.E.3, II.E.4 and II.E.5, respectively, of this *Compensation Discussion and Analysis* for a description of such items. The actual benefits provided to Mr. Collins pursuant to the terms of a Compromise Agreement, which is based on U.K. law and standard practices in the U.K. where Mr. Collins resides, include payment or provision to Mr. Collins of: (i) the amount of £123,133, which represents three months of base salary and three months of the pro-rated 2009 target bonus under the Company's Management Incentive Plan; (ii) the sum of £169,675 for loss of employment, £173,762 for the amount Mr. Collins would have earned in 2008 based on actual performance under the Company's Management Incentive Plan, and £30,000 for Mr. Collin's agreement to certain confidentiality and post-termination restrictions; and (iii) private medical insurance benefits to Mr. Collins and his dependents for a period of up to one year. If Mr. Collins were to breach the terms of the confidentiality and post-termination restrictions, Mr. Collins would be required to repay the amount representing payment for loss of employment. The amounts representing actual or target bonus will be paid under regular payroll, rather than under the Management Incentive Plan.

The plans and agreements discussed in "Change in Control Arrangements" and "Severance Benefits" in this *Compensation Discussion and Analysis* include the following material conditions to the receipt of compensation and/or benefits. In the case of the Change in Control Severance Plan, the compensation and/or benefits provided to each participant are based upon a "tier" level and conditioned upon such participant's execution of a restrictive covenant and release agreement that includes, among other items, an eighteen-month non-competition, non-solicitation and confidentiality provision.

The Change in Control Severance Plan provides for the following benefits upon the satisfaction of the double-trigger described in Section II.E.4 of the *Compensation Discussion and Analysis* related to the change in control of the Company:

- A payment equal to 300 percent of the executive's annual base salary and targeted bonus opportunity under the Management Incentive Plan for Tier I, and 200 percent of the executive's annual base salary and targeted bonus opportunity under the Management Incentive Plan for Tier II;
- A payment equal to a pro rata portion of the current year's target bonus opportunity under the Management Incentive Plan, based on the number of days in the year prior to the date of termination;
- Accelerated vesting of all performance-based and time-based restricted stock, restricted stock units and options;
- Medical and dental benefits and life insurance coverage for the executive and his or her dependents at the same level he or she received during his or her employment for a period of three years for Tier I and two years for Tier II;
- Outplacement assistance for a period of one year; and
- An excise tax gross-up, if applicable.

As discussed in Other Compensation Decisions on page 35 of this proxy statement, in 2009, the Committee reviewed the NCR Change in Control Severance Plan and revised the "tier" levels to which certain executive officer positions are assigned. As a result, certain compensation and benefits under the plan were reduced for the affected executive officers, including Named Executive Officers. In particular, the positions of Messrs. Massetti and Dorsman were reduced from Tier I to Tier II, meaning that the multiplier used to determine certain compensation and benefits under the plan was reduced from 300 percent to 200 percent. No executive officer had

an increase in compensation or benefits payable under the plan as a result of these changes. The changes, which became effective in 2009, are not included in the tables below, which show the amount of compensation that would have been paid, and/or benefits that would have been provided to, each of the Named Executive Officers due to a qualifying event as of December 31, 2008.

In the case of severance agreements, it is generally our practice to negotiate the terms of such agreements, when needed, with each of our most senior executives, including our Named Executive Officers. Such negotiated agreements typically include non-competition, non-solicitation and confidentiality provisions. A description of the U.S. and U.K. reduction-in-force plans and the severance arrangement with Mr. Nuti, each of which was previously referenced in "Severance Benefits" in this *Compensation Discussion and Analysis*, is provided below.

The U.S. Reduction-in-Force Plan provides our U.S. employees with one week of separation pay for each full year of service (employees with one year of service or less receive a minimum of two weeks of separation pay, while employees with either two or three full years of service receive a minimum of four weeks of separation pay). Payments are capped at an amount equal to 26 weeks of separation pay. The plan also provides employees with outplacement services to assist them with securing new employment and the continuation of Company-subsidized medical coverage for them and their dependents for up to 26 weeks. Finally, the plan gives us the discretion to increase the number of weeks of separation pay that an employee receives. It is generally our practice to negotiate such terms with each of our most senior executives, including our Named Executive Officers.

Our U.K. Reduction-in-Force Plan is statutorily prescribed and provides our U.K. employees with a half of a week of pay per year of service for service provided during the time the employee was between 18 and 21 years old, plus one week of pay per year of service for service provided during the time the employee was between 22 and 40 years old, plus one and a half weeks of pay per year of service for service provided during the time the employee was more than 40 years old, up to a total limit of 30 weeks of pay with a weekly pay limit in 2008 of £330. Our U.K. plan includes, in addition to the statutorily prescribed component, a discretionary severance benefit that allows the Company to provide an additional severance benefit of two weeks of pay per year of service up to a maximum of 23 years of service. Like the U.S. plan, the U.K. plan permits us to exercise our discretion to adjust Mr. Collins' separation pay if we consider it appropriate.

We entered into a letter agreement dated as of July 29, 2005 with Mr. Nuti when he became our CEO. The severance-related compensation and benefits to be provided pursuant to the terms of the letter agreement are conditioned upon Mr. Nuti's compliance with an eighteen-month non-competition and non-solicitation provision, and a confidentiality provision. The terms of the arrangement, which were determined through the negotiation process, provide that in the event we terminate his employment (other than for cause) or if he were to voluntarily terminate employment for good reason, he would receive:

- A payment equal to 150 percent of his annual base salary;
- A payment equal to 150 percent of his targeted bonus opportunity under the Management Incentive Plan;
- A payment equal to a pro rata portion of the applicable award payout under the Management Incentive Plan for the year in which the severance occurs; and
- Medical benefits for himself and his dependents, equal to the level he received during his employment, for a period of 18 months.

Death and Disability Benefits

Benefits provided to Named Executive Officers under the termination scenarios of death or disability depend on the individual level of benefits chosen by the Named Executive Officer during the annual benefits enrollment process. The Named Executive Officers receive the same Company-provided life insurance coverage, short-term disability coverage, and long-term disability coverage as the general Company population. These core coverages are 200 percent of base salary for life insurance (up to a maximum benefit of $1,200,000 for core life insurance — additional limits apply if supplemental coverage is purchased), 100 percent of base salary for two to eighteen weeks depending on years of service and 66.67 percent of base salary for the remainder of a 26-week period for short-term disability coverage, and 50 percent of base salary for the duration of an employee's long-term disability for long-term disability coverage (up to a maximum of $15,000 per month). Each employee has the option of choosing a higher level of coverage at his or her own expense.

Treatment of Equity upon Termination

Under the Stock Incentive Plan, the vesting treatment of equity awards differs based on the form of equity and the termination reason as outlined below for awards granted in 2006, 2007, and 2008. The vesting treatment described below is conditioned upon the participant's compliance with a non-competition and non-solicitation provision of a minimum of twelve month's duration, as well as a confidentiality provision.

Event	Applicable Year	Restricted Stock or Restricted Stock Units	Performance-Based Restricted Stock or Restricted Stock Units	Stock Options
Death and Long-term Disability ("LTD")	2006	Award vests in full upon the date of death or LTD.	A pro rata portion of the award, calculated as of the date of death or LTD, will continue to vest and payout at the end of the performance period based on actual results.	Awards vest in full upon the date of death or LTD and are exercisable as follows: For the for the one-year period following the date of death or LTD, regardless of the expiration date. If the death or LTD occurs on or after age 55, until the earlier of the three year period or after death or LTD and the expiration date, but in no event earlier than one year following the date of death or disability.
	2007-08	Same as above.	Same as above.	Awards vest in full upon the date of death or LTD and are exercisable as follows: If death or LTD occurs before age of 55, until the later of the one-year anniversary of the death or LTD and the Expiration Date. If death or LTD occurs on or after age 55, until the later of the third anniversary of the date of death or LTD and the Expiration Date.
Retirement (triggers at age 55)	2006-08	Pro rata portion will become fully vested as of date of retirement.	A pro rata portion of the award, calculated as of the date of retirement, will continue to vest and payout at the end of the performance period based on actual results.	Unvested awards are forfeited. Vested awards expire the earlier of three years following retirement date or the expiration date.
Termination due to Reduction in Force ("RIF")	2006-08	Pro rata portion will become fully vested as of date of RIF.	A pro rata portion of the award, calculated as of the date of RIF, will continue to vest and payout at the end of the performance period based on actual results.	Unvested awards are forfeited. Vested awards expire the earlier of 59 days after termination or the expiration date.
Voluntary Resignation	2006-08	Award is forfeited.	Award is forfeited.	Unvested awards are forfeited. Vested awards expire the earlier of 59 days after termination or the expiration date.
Involuntary Termination for Cause	2006-08	Award is forfeited.	Award is forfeited.	Award is forfeited.

Event	Applicable Year	Restricted Stock or Restricted Stock Units	Performance-Based Restricted Stock or Restricted Stock Units	Stock Options
Change in Control ("CIC") (if awards are assumed)	2006	If termination occurs (other than for cause or disability) within 24 months of CIC, award vests in full upon termination.	If termination occurs (other than for cause or disability) within 24 months of CIC, award vests in full upon termination.	Vesting continues as scheduled and options are exercisable as set by the grant agreement. If termination (voluntary for Good Reason or involuntary other than for cause) occurs within 24 months after CIC, award vests in full and options are exercisable the later of last date on which they would be exercisable in the absence of CIC or the first anniversary of the termination of employment, but not later than natural expiration.
	2007	If termination (other than for cause or disability, and, in the case of employees who are subject to the NCR CIC Plan and/or Severance Plan, for good reason) occurs within 24 months of CIC, award vests in full upon termination of employment.	If CIC occurs on or prior to the first anniversary of the grant, award vests in full at the end of the performance period at target. If CIC occurs after the first anniversary of the grant, award vests in full at the end of the performance period based on actual performance through the end of the calendar year immediately prior to CIC. Vesting is subject to continued employment through the performance period. If termination occurs (involuntary or voluntary other than for cause or disability, and, in the case of employees who are subject to the NCR CIC Plan and/or Severance Plan, for good reason) within 24 months after CIC award vests immediately prior to termination at the level described above depending on whether termination is before or after the first anniversary of the grant.	Vesting continues as scheduled and options are exercisable as set by the grant agreement. If termination (voluntary or involuntary other than for cause or disability) occurs within 24 months of CIC, award vests in full and options are exercisable until the later of (a) the earlier of the first anniversary of the termination of employment and the expiration date, and (b) the date determined by the disability and retirement provisions. For employees who are subject to the NCR CIC Plan and/or Severance Plan and terminate for good reason, the options are exercisable until the earlier of the expiration date and the first anniversary of the termination date.
	2008	Same as above.	Same as above, except that award is converted to a time-based award, and, for CIC after the first anniversary of the grant, vesting is based actual performance to date (measured as of one or two months prior to CIC, depending on whether CIC occurs in the first five days of the month).	Same as above.

Event	Applicable Year	Restricted Stock or Restricted Stock Units	Performance-Based Restricted Stock or Restricted Stock Units	Stock Options
Change in Control ("CIC") (if awards are not assumed)	2006	Award vests in full immediately prior to CIC.	Award vests in full immediately prior to CIC.	Award vests in full immediately prior to CIC.
	2007	Same as above.	If CIC occurs on or prior to the first anniversary of the grant, award vests in full prior to the CIC at target. If CIC occurs after the first anniversary of the grant, award vests in full immediately prior to the CIC based on actual performance through end of calendar year immediately prior to CIC.	Same as above.
	2008	Same as above.	Same as above, except that for CIC after the first anniversary of the grant, vesting is based actual performance to date (measured as of one or two months prior to CIC, depending on whether CIC occurs in the first five days of the month).	Same as above.

There are grants outstanding and unvested under the Management Stock Plan from 2005. The vesting treatment upon termination differs based on the vehicle and the termination reason as outlined below. The vesting treatment described below is conditioned upon the participant's compliance with a non-competition and non-solicitation provision of a minimum of eighteen month's duration, as well as a confidentiality provision.

Situation	Restricted Stock	Performance-Based Restricted Stock	Stock Options
Death and Long-term Disability	Award vests in full upon date of death or LTD.	N/A	Award vests in full upon the date of death or LTD and are exercisable for the ten-year life of the grant.
Retirement	Award is forfeited.	N/A	Award vests in full. Award may be exercised for the ten-year life of the grant.
Termination due to Reduction in Force	Award is forfeited.	N/A	Unvested awards are forfeited. Vested awards expire the earlier of one day prior to 60 days post termination or the expiration date.
Voluntary Resignation	Award is forfeited.	N/A	Unvested awards are forfeited. Vested awards expire the earlier of one day prior to 60 days post termination or the expiration date.
Involuntary Termination for Cause	Award is forfeited.	N/A	Unvested awards are forfeited. Vested awards expire the earlier of one day prior to 60 days post termination or the expiration date.
Change-in- Control	Award is forfeited.	N/A	Awards vest in full upon the date of CIC. Term is determined by the succeeding company.

2008 Potential Payments Upon Termination and Change in Control Table

The table that follows shows the estimated amounts each Named Executive Officer would have received upon the occurrence of the events listed in the table.

	Potential Payments Upon Termination and Change in Control				
	Change in Control / Severance	Reduction-in-Force (5), (6)	Death	Disability	Voluntary Resignation
Nuti, William R.					
Cash	$ 6,300,000	$3,150,000	N/A	N/A	N/A
Prorata Bonus	1,375,000	1,375,000	1,375,000	1,375,000	N/A
Stock Option(1)	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares(1)	3,859,492	1,491,558	1,491,558	1,491,558	N/A
Welfare Benefits	44,866	15,517	N/A	N/A	N/A
Excise Tax Gross-Up(1), (2), (3), (4)	—	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance(7)	N/A	N/A	1,200,000	N/A	N/A
Disability Payments(8)	N/A	N/A	N/A	N/A	N/A
TOTAL	$11,589,357	$6,042,075	$4,066,558	$2,866,558	$—
Massetti, Anthony					
Cash	$ 2,775,000	$ 250,000	N/A	N/A	N/A
Prorata Bonus	436,554	436,554	436,554	436,554	N/A
Stock Option	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares	1,202,296	358,380	358,380	358,380	N/A
Welfare Benefits	42,215	4,926	N/A	N/A	N/A
Excise Tax Gross-Up	1,989,315	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance	N/A	N/A	1,000,000	N/A	N/A
Disability Payments	N/A	N/A	N/A	N/A	N/A
TOTAL	$ 6,455,381	$1,059,861	$1,794,935	$ 794,935	$—
Fishman, Robert					
Cash	$ 696,000	$ 120,000	N/A	N/A	N/A
Prorata Bonus	107,654	107,654	107,654	107,654	N/A
Stock Option	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares	142,489	52,449	52,449	52,449	N/A
Welfare Benefits	24,938	4,926	N/A	N/A	N/A
Excise Tax Gross-Up	—	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance	N/A	N/A	1,920,000	N/A	N/A
Disability Payments	N/A	N/A	N/A	N/A	N/A
TOTAL	$ 981,081	$ 295,029	$2,080,103	$ 160,103	$—
Collins, Malcolm					
Cash	$ 2,209,121	$ 199,020	N/A	N/A	N/A
Prorata Bonus	251,749	251,749	251,749	251,749	N/A
Stock Option	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares	554,260	246,193	246,193	246,193	N/A
Welfare Benefits	5,577	561	N/A	N/A	N/A
Excise Tax Gross-Up	1,251,196	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance	N/A	N/A	527,462	N/A	N/A
Disability Payments	N/A	N/A	N/A	N/A	N/A
TOTAL	$ 4,281,902	$ 707,522	$1,025,404	$ 497,942	$—

	Potential Payments Upon Termination and Change in Control				
	Change in Control / Severance	Reduction-in-Force (5), (6)	Death	Disability	Voluntary Resignation
Lieb, Peter					
Cash	$1,428,000	$210,000	N/A	N/A	N/A
Prorata Bonus	311,217	311,217	311,217	311,217	N/A
Stock Option	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares	475,952	192,238	192,238	192,238	N/A
Welfare Benefits	5,261	—	N/A	N/A	N/A
Excise Tax Gross-Up	—	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance	N/A	N/A	810,000	N/A	N/A
Disability Payments	N/A	N/A	N/A	N/A	N/A
TOTAL	$2,230,430	$723,455	$1,313,455	$503,455	$ —
Dorsman, Peter					
Cash	$2,109,000	$190,000	N/A	N/A	N/A
Prorata Bonus	370,603	370,603	370,603	370,603	N/A
Stock Option	—	—	—	—	N/A
Restricted Stock & Performance-Based Shares	522,247	231,845	231,845	231,845	N/A
Welfare Benefits	41,856	4,926	N/A	N/A	N/A
Excise Tax Gross-Up	1,112,633	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance	N/A	N/A	760,000	N/A	N/A
Disability Payments	N/A	N/A	N/A	N/A	N/A
TOTAL	$4,166,339	$807,374	$1,362,448	$602,448	$ —

(1) Equity valuations assume closing price of NCR common stock on December 31, 2008 of $14.14.

(2) For purposes of calculating the excise tax gross up, the parachute value of stock options was calculated using the Black-Scholes option valuation methodology and the following assumptions:

(a) Volatility – 33.1%
(b) Dividend Yield – 0%
(c) Risk Free Rate – 2.49%
(d) Option Term – expected option term of 5.1 years less elapsed time since option grant or one year (depending on stock plan in effect at grant)

(3) Discount rates to determine the present values of the accelerated benefit of stock options and restricted shares for the parachute calculation were:

(a) Short Term – 1.63%
(b) Mid Term – 3.40%
(c) Long Term – 5.28%

(4) The excise tax gross up is calculated using a 20% excise tax rate and a 40% individual income tax rate.

(5) Cash severance payment is subject to individual negotiation. The amount provided is an estimate.

(6) The payments reported in these columns include only unvested awards. Vested equity is reported in the Outstanding Equity Awards at Fiscal Year-End Table. Equity would accelerate upon termination for good reason as well.

(7) Proceeds would be payable by a third-party insurer.

(8) Named Executive Officers in the U.S. are provided with core disability payments as discussed under "Death and Disability Benefits" on page 53. Messrs. Nuti, Massetti, Fishman, Lieb and Dorsman each opted for core coverage for 2008. Mr. Collins would have received GBP 117,600 (approximately $175,821) per year as long-term disability benefits.

Pursuant to authority granted to it by NCR's Board of Directors, the Committee on Directors and Governance (the "Directors Committee") adopted the NCR Director Compensation Program, effective as of April 23, 2008. The Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of NCR's Board of Directors. Mr. Nuti does not receive remuneration for his service as Chairman of the Board of NCR.

Annual Retainer

Under the Director Compensation Programs in effect in 2008, each non-employee member of NCR's Board received an annual retainer of $75,000. The Independent Lead Director, Ms. Levinson received an additional annual retainer of $75,000 for her service in such role. Additionally, the following directors received remuneration for their services as Committee Chairs: Mr. Boykin received $12,000 as Chair of the Audit Committee: Mr. Daichendt received $9,000 as Chair of Committee on Directors and Governance; and Mr. Frissora received $12,000 as Chair of the Compensation and Human Resource Committee.

In accordance with the Director Compensation Program in effect in 2008, each director had the option to receive his or her annual retainer in the form of cash or common stock, or an even distribution of both. In the below table the amounts reported in column (b) represent the annual retainer earned by the directors in 2008 and paid in cash. To the extent that a director elected to receive his or her annual retainer in common stock, such fees are not reported in column (b); however, the dollar amount, if any, recognized for financial statement reporting purposes in 2008 in accordance with FAS 123R with respect to such stock is reflected in column (c) in the below table.

Prior to January 1 of each year a director may elect to defer receipt of shares of common stock payable in lieu of cash. Directors may elect to defer receipt of shares of common stock payable in lieu of cash. At the director's election, any such deferred amounts will be payable in cash or shares of NCR common stock.

Initial Equity Grant

The Director Compensation Program provides that upon initial election to the Board, each non-employee director will receive a grant of restricted stock or restricted stock units. A director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock or restricted stock units. The restricted stock or restricted stock units vest in four equal quarterly installments commencing three months after the grant date. Payment is made only in NCR common stock. In 2008, Messrs. Clemmer and DeRodes were elected to NCR's Board of Directors. Messrs. Clemmer and DeRodes each received an initial equity grant valued at $75,000, which was granted in the form of 3,054 restricted stock units. Mr. Clemmer elected to defer receipt of shares until the date upon which he ceases to serve as a director.

Annual Equity Grant

The Director Compensation Program also provides that on the date of each annual meeting of NCR's stockholders each non-employee director will be granted restricted stock or restricted stock units, and options to purchase a number of shares of NCR common stock, the value of which is determined by the Directors Committee. Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options that are granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that otherwise would be received upon vesting of restricted stock units. In 2008 Messrs. Boykin, Prahalad and Clemmer elected to defer receipt of shares until the date upon which they cease to serve as a directors.

Pursuant to the Director Compensation Program, after NCR's 2008 annual meeting each non-employee director received an annual equity award valued at $125,000, which was divided equally between restricted stock units and stock options. Each non-employee director received $62,500 granted in the form of 2,545 restricted stock units with a grant date fair value of $64,058 and $62,500 granted in the form of options to purchase 7,152 shares of NCR common stock with a grant date fair value of $67,050. The exercise price for these options at the time of grant was $25.17, which was the closing price on May 14, 2008, the grant effective date.

2008 Director Compensation Table

The table below describes information on 2008 compensation for our non-employee directors. There were no amounts reportable under non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings or other compensation in 2008.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)[(2), (3), (4)]	Option Awards ($) (d)[(5), (6)]	Total ($) (h)
Levinson, Linda Fayne Independent Lead Director	76,500[(1)]	120,028	48,216	244,744
Boykin, Edward (Pete)	—	139,067	48,216	187,283
Clemmer, Richard	—	110,494	39,651	150,145
Daichendt, Gary	—	124,040	48,216	172,256
DeRodes, Robert	18,750[(1)]	78,772	39,651	137,173
Frissora, Mark	84,000[(1)]	41,983	48,216	174,199
Prahalad, C.K.	—	131,289	48,216	179,505

(1) The below table shows the form of payment in which each director elected to receive his or her annual retainer for 2008, as well as the dollar value for each form.

Name	Cash ($)	Current NCR Common Stock ($)	Deferred NCR Common Stock ($)
Levinson, Linda Fayne	76,500	76,500	—
Boykin, Edward (Pete)	—	—	92,000
Clemmer, Richard	—	—	60,000
Daichendt, Gary	—	83,000	—
DeRodes, Robert	18,750	37,500	—
Frissora, Mark	84,000	—	—
Prahalad, C.K.	—	—	82,250

(2) The amounts reported in this column include the dollar amount recognized for financial statement reporting purposes in 2008 in accordance with FAS 123R in connection with annual awards of restricted stock units made to each non-employee director pursuant to the Director Compensation Program. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS 123R. See "Annual Equity Grant" in the above narrative for the grant date fair value of this award.

(3) The amounts reported in this column also include the dollar amount recognized for financial statement reporting purposes in 2008 in accordance with FAS 123R with respect to Ms. Levinson and Messrs. Boykin, Daichendt, DeRodes, and Prahalad who have elected to receive their Cash Retainers in the form of shares, as described in footnote 1 above. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS 123R. The below table shows the grant date fair value for annual retainers paid in stock to each director on a quarterly basis.

Name	Q1 2008 ($)	Q2 2008 ($)	Q3 2008 ($)	Q4 2008 ($)
Levinson, Linda Fayne	20,250	18,774	18,765	18,764
Boykin, Edward (Pete)	23,013	23,008	23,020	23,006
Clemmer, Richard	—	20,009	20,021	20,008
Daichendt, Gary	20,022	21,017	21,014	21,012
DeRodes, Robert	—	—	18,765	18,764
Frissora, Mark	—	—	—	—
Prahalad, C.K.	22,259	20,009	20,021	20,008

(4) All non-employee directors had 1,273 restricted stock units unvested and outstanding as of December 31, 2008 with the exception of Messrs. Clemmer and DeRodes who each had 2,800. Mr. Boykin, and former directors Messrs. Ringler and Lund, elected to defer their receipt of shares that would otherwise be issuable in respect of restricted stock units until they vest.

(5) The amounts reported in this column are the dollar amounts recognized for financial statement reporting purposes in 2008 in accordance with FAS 123R with respect to the annual stock option grants made to each non-employee director. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS 123R. See "Annual Equity Grant" in the above narrative for the grant date fair value of this award.

(6) The below table shows the option awards outstanding as of December 31, 2008 for each of the non-employee directors who served in 2008.

Name	Options Outstanding as of December 31, 2008
Levinson, Linda Fayne	84,128
Boykin, Edward (Pete)	50,128
Clemmer, Richard	7,152
Daichendt, Gary	14,128
DeRodes, Robert	7,152
Frissora, Mark	30,128
Prahalad, C.K.	84,128

Proxy Statement

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information regarding awards outstanding and shares available for issuance under our Management Stock Plan that was in effect until April 25, 2006 and our Stock Incentive Plan that was adopted April 26, 2006.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders:			
Management Stock Plan[1]	6,210,562	$13.12	0
Stock Incentive Plan[2]	6,700,491[3]	$21.13	11,497,831
Equity compensation plans not approved by security holders:	N/A	N/A	N/A
Total	12,911,053	$17.28	11,497,831

(1) The NCR Management Stock Plan was adopted with stockholder approval, effective January 1, 1997. There were no shares authorized under the plan as of December 31, 2007. The NCR Management Stock Plan was terminated as of April 26, 2006, upon the stockholders' approval of the Stock Incentive Plan; however, such termination did not affect awards previously granted and outstanding under the NCR Management Stock Plan.

(2) The Stock Incentive Plan was adopted with stockholder approval, effective April 26, 2006.

(3) Includes a total of 1,814,007 performance-based restricted stock units that were outstanding under the Stock Incentive Plan as of December 31, 2008.

RELATED PERSON TRANSACTIONS

Our Committee on Directors and Governance is responsible for determining whether any conflicts of interest exist and the review and approval of each related party transaction. In January 2007 the Board of Directors formalized in writing a Related Person Transactions Policy.

This policy provides for approval or ratification of each related person transaction in accordance with the procedures and policies discussed below (i) by the Company's Committee on Directors and Governance or (ii) if the Committee on Directors and Governance determines that the approval or ratification of such related person transaction should be considered by all of the disinterested members of the Board of Directors, by such disinterested members of the Board of Directors by the vote of a majority thereof.

The policy provides for our General Counsel to advise the Chairman of the Committee on Directors and Governance of any related person transaction of which the General Counsel becomes aware. The Committee on Directors and Governance shall consider such related person transaction, unless the Committee on Directors and Governance determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, in which case such disinterested members of the Board of Directors shall consider the transaction. Except as set forth below, no related person transaction not approved in advance shall be entered into by the Company unless the consummation of such transaction is expressly subject to ratification.

If the Company enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter becomes a related person transaction, then in either such case the related person transaction shall be presented to the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, for ratification. If such related person transaction is not ratified, then the Company shall take all reasonable actions to attempt to terminate the Company's participation in that transaction.

Factors that are reviewed by the Committee on Directors and Governance or the Board of Directors, as applicable, include: the size of the transaction and the amount payable to a related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the approximate fees for professional audit services rendered by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), for the audit of the Company's financial statements for fiscal years 2008 and 2007, as well as the approximate worldwide fees billed for other services rendered by PwC in such years:

Service	2008	2007
Audit Fees(1)	$6,226,900	$ 8,831,300
Audit-Related Fees(2)	$ 527,250	$ 400,800
Subtotal	$6,754,150	$ 9,232,100
Tax Fees(3)	$1,004,700	$ 1,092,900
All Other Fees(4)	$ 262,000	$ 13,700
Subtotal	$1,266,700	$ 1,106,600
Total Fees	$8,020,850	$10,338,700

(1) Includes fees required for the review and examination of NCR's consolidated financial statements, the audit of internal controls over financial reporting, quarterly reviews of interim financial statements, statutory audits, and consultations by management as to the accounting or disclosure treatment of transactions or events and the actual or potential impact of final or proposed rules, standards or interpretations by regulatory and standard setting bodies. Also includes attestation services and review services associated with the Company's filings with the SEC. The 2007 audit fees also include $1.9 million for services rendered for the audit of the historical financial statements of NCR's Teradata Data Warehousing business, which was undertaken in connection with the spin-off of Teradata. In addition, this amount includes fees incurred for professional services rendered for the review of the interim financial statements included in Teradata's filings with the SEC.

(2) Includes fees related to financial audits of employee benefit plans and services related to the filing of securities reports for one of the Company's international subsidiaries.

(3) Generally includes tax compliance, tax advice, tax planning and expatriate services. In 2008 and 2007 respectively, fees for tax services include:

(a) $31,200 and $37,000 for tax compliance including the preparation, review and filing of tax returns;

(b) $131,100 and $143,400 for Internal Revenue Service consultation and tax audit assistance;

(c) $53,800 and $22,600 local country statutory financial statement services incidental to the preparation of local country tax returns and a foreign tax consultation among other things; and

(d) $788,600 and $889,900 for expatriate services including tax return preparation, tax equalization calculations, tax consultancy, and related international assignment administration services.

(4) Includes fees for all other work performed by PwC that does not meet the above category descriptions. In 2008, of these fees: approximately 95% of these fees related to a tax function effectiveness and process improvement review, approximately 4% related to regulatory reports, and approximately 1% related to licensing and proprietary software for accounting research. In 2007, of these fees: approximately 22% related to licensing of proprietary software for accounting research, approximately 15% related to audits pertaining to a foundation and a dormant organization, and approximately 63% related to an excise tax refund interest calculation review.

The Audit Committee has adopted policies and procedures regarding its pre-approval of the audit, audit-related, tax and all other non-audit services to be provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries (the "Pre-Approval Policy"). This policy is designed to assure that the provision of such services does not impair the independence of the Company's independent registered public accounting firm. Under the Pre-Approval Policy, at the beginning of each fiscal year, the Audit

Committee will review the services proposed by management and the Company's independent registered public accounting firm to be provided during that year. The Audit Committee will then provide its pre-approval based on the limitations set forth in the Pre-Approval Policy. These limitations included the following:

- In no case should NCR or its consolidated subsidiaries retain the Company's independent registered public accounting firm or its affiliates to provide management consulting services or any non-audit services that are not permitted under applicable laws and regulations, including, without limitation, the Sarbanes-Oxley Act of 2002 and the SEC's related rules and regulations.
- Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any other non-audit services and tax consulting services will require specific pre-approvals by the Audit Committee and a determination that such services would not impair the independence of the Company's independent registered public accounting firm. Specific pre-approvals by the Audit Committee will also be required for any material changes or additions to the pre-approved services.
- The Audit Committee recommends that the ratio of total tax and all other non-audit services to total audit and audit-related services procured by the Company in a fiscal year be less than 1 to 1.
- The Audit Committee will not permit the exclusive retention of NCR's independent registered public accounting firm in connection with a transaction initially recommended by the independent auditors, the purpose of which may be tax avoidance and the tax treatment of which is not supported in applicable tax law.
- Pre-approval fee levels for all services to be provided by the independent registered public accounting firm will be established annually by the Audit Committee, and updated on a quarterly basis by the Audit Committee at its regularly scheduled meetings. Any proposed services significantly exceeding these levels will require separate pre-approval by the Audit Committee.
- The Corporate Controller will report to the Audit Committee on a quarterly basis regarding the status of all pre-approved audit, audit-related, tax and all other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries.
- Back-up documentation will be provided to the Audit Committee by management and/or the independent registered public accounting firm when requesting pre-approval of services by the Company's independent registered public accounting firm. At the request of the Audit Committee, additional detailed documentation regarding the specific services will be provided.
- Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by the Chief Financial Officer, with the support of the independent registered public accounting firm, and must include a joint statement as to whether, in the view of management and the independent registered public accounting firm, the request or application is consistent with the SEC's rules on auditor independence.

Under the Pre-Approval Policy, the Audit Committee has delegated to its Chair limited authority to grant pre-approvals for audit, audit-related, tax and other non-audit services in the event that immediate approval of a service is needed. The Chair shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting for its review and approval. The Audit Committee has not delegated to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The audit, non-audit, tax and all other non-audit services provided by PwC to the Company, and the fees charged for such services, are actively monitored by the Audit Committee as set forth in the Pre-Approval Policy on a quarterly basis to maintain the appropriate level of objectivity and independence in the firm's audit work for NCR. Part of the Audit Committee's ongoing monitoring includes a review of any de minimis exceptions as provided in the applicable SEC rules for non-audit services that were not pre-approved by the Audit Committee. In 2008 and 2007, of those total amounts reported above, all activities were pre-approved by the Audit Committee prior to commencement, thus no de minimis activity was reported.

BOARD AUDIT COMMITTEE REPORT

The Audit Committee consists of four directors, each of whom is independent as determined by the Board of Directors under the standards set forth in the Board's Corporate Governance Guidelines, which are based on the requirements of the listing standards of the New York Stock Exchange ("NYSE") and the applicable rules of the U.S. Securities and Exchange Commission ("SEC"). In accordance with NYSE rules, all members are "financially literate." In addition, two of its members are "audit committee financial experts" as defined under applicable SEC rules. A brief description of the responsibilities of the Audit Committee is set forth above under the caption "Committees of the Board." The Audit Committee acts under a charter adopted by the Board of Directors, which is periodically reviewed and revised as appropriate. The Audit Committee charter was revised and approved by the Board of Directors in October 2008, and is available on the Company's corporate governance website at http://www.ncr.com/corpgovernance/corpgov_board_charters.htm.

In general, NCR's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. PricewaterhouseCoopers, NCR's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, as well as an independent audit of the Company's internal control over financial reporting.

In the course of fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with NCR management the Company's audited financial statements for fiscal year 2008, as well as its quarterly public earnings releases and its quarterly reports on Form 10-Q, and, together with the Board, has reviewed and discussed the Company's annual report on Form 10-K and proxy statement. In addition, the Audit Committee discussed with PricewaterhouseCoopers, the Company's independent registered public accounting firm, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards). The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board and has discussed with PricewaterhouseCoopers its independence. In connection with its discussions concerning the independence of its independent registered public accounting firm, the Audit Committee adopted its annual policy requiring that the Audit Committee pre-approve all audit, audit-related, tax and other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries. The committee also reviewed its procedures for processing and addressing complaints regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. Finally, the Audit Committee has reviewed NCR's critical accounting policies and alternative policies with management and the Company's independent registered public accounting firm to determine that both are in agreement that the policies currently being used are appropriate.

The Audit Committee met in executive session at its regular meetings periodically throughout the year with both PricewaterhouseCoopers and the internal auditors. It also met privately on occasion with the Chief Financial Officer and Corporate Controller of the Company, each of whom has unrestricted access to the committee.

Based on the reviews and the discussions referred to above, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC.

Dated: February 23, 2009

The Audit Committee:

Edward P. Boykin, Chair
Quincy Allen
Richard Clemmer
C.K. Prahalad

DIRECTORS' PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009
(Item 2 on Proxy Card)

The Board's Audit Committee, which is composed entirely of independent directors, appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the Company's independent registered public accounting firm for 2009 to audit NCR's consolidated financial statements. The Board has approved this selection and, as a matter of good corporate governance, is asking you to ratify this appointment.

Based on its "Pre-Approval Policy" (as defined above on page 64) and applicable SEC rules and guidance, the Audit Committee has considered whether the provision of the tax and other non-audit services described above under the caption "Fees Paid to Independent Registered Public Accounting Firm" was compatible with maintaining PricewaterhouseCoopers' independence and concluded that it was.

PricewaterhouseCoopers has been the Company's independent registered public accounting firm for many years and is a leader in providing audit services to the high-technology industry. The Board believes that PricewaterhouseCoopers is well qualified to serve as NCR's independent registered public accounting firm given its experience, global presence with offices or affiliates in or near most locations where NCR does business, and quality audit work in serving the Company. PricewaterhouseCoopers rotates its audit partners assigned to audit NCR at least once every five years and the Audit Committee has placed restrictions on the Company's ability to hire any employees or former employees of PricewaterhouseCoopers or its affiliates.

PricewaterhouseCoopers representatives will be at the annual meeting to answer questions, and they may also make any statement they wish at the meeting.

The Board and Audit Committee recommend that you vote FOR this proposal. If the stockholders do not approve this proposal, the Audit Committee and the Board of Directors will reconsider the appointment, but may decide to maintain its appointment of PricewaterhouseCoopers. Proxies solicited by the Board of Directors will be voted FOR this proposal, unless you specify otherwise in your proxy.

OTHER MATTERS

The Board of Directors does not know of any matters that will be brought before the annual meeting other than those listed in the notice of meeting. If any other matters are properly introduced at the meeting for consideration, including consideration of a motion to adjourn the meeting to another time or place, the individuals named on the enclosed form of proxy will have authority to vote on such matters in their discretion.

ADDITIONAL INFORMATION

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies in connection with the annual meeting. Proxies may be solicited on our behalf through the mail, in person, by telephone, electronic transmission, or facsimile transmission. We have hired Georgeson Inc., to assist in the solicitation of proxies, at an estimated cost of $16,000, plus reimbursement of reasonable out-of-pocket expenses. In accordance with SEC and the NYSE rules, NCR will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of NCR common stock.

Procedures for Stockholder Proposals and Nominations

Under NCR's Bylaws, nominations for election of directors at an annual meeting may be made only by (1) the Board of Directors or a committee of the Board, or (2) a stockholder entitled to vote who has delivered notice to the Company no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the mailing of the notice for the preceding year's annual meeting.

Our Bylaws also provide that other business may not be brought before an annual meeting unless it is (1) specified in the notice of meeting (which includes stockholder proposals that the Company is required to include in its proxy statement under SEC Rule 14a-8), (2) brought before the meeting by or at the direction of the Board, or (3) brought by a stockholder entitled to vote who has delivered notice to the Company (containing certain information specified in the Bylaws) no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the mailing of the notice for the preceding year's annual meeting. In addition, you must comply with SEC Rule 14a-8 to have your proposal included in the Company's proxy statement.

A copy of the full text of the Company's Bylaws may be obtained upon written request to the Corporate Secretary at the address provided on page 13 of this proxy statement.

Stockholder Proposals for 2010 Annual Meeting

Stockholders interested in presenting a proposal for consideration at NCR's annual meeting of stockholders in 2010 must follow the procedures found in SEC Rule 14a-8 and the Company's Bylaws. To be eligible for possible inclusion in the Company's 2010 proxy materials, all qualified proposals must be received by NCR's Corporate Secretary no earlier than October 11, 2009, nor later than 5:00 p.m., Eastern Time, on November 10, 2009.

The above notice and proxy statement are sent by order of the Board of Directors.

Peter M. Lieb
Senior Vice President,
General Counsel and Secretary

Dated: March 10, 2009

Detach Here

....

2009 ANNUAL STOCKHOLDERS' MEETING
RESERVATION REQUEST FORM

If you plan to attend the 2009 Annual Stockholders' Meeting of NCR Corporation, please complete the following information and return to Peter M. Lieb, Senior Vice President, General Counsel and Secretary, NCR Corporation, 1700 South Patterson Blvd., Dayton, Ohio 45479.

Your name and address: ______________________________________

____

____

Number of shares of NCR common stock you hold: ______________________________________

If the shares listed above are not registered in your name, identify the name of the registered stockholder below *and include evidence that you beneficially own the shares.*

Registered stockholder: ______________________________________

(name of your bank, broker, or other nominee)

THIS IS NOT A PROXY CARD

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

Commission File Number 001-00395

NCR CORPORATION
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**31-0387920** (I.R.S. Employer Identification No.)
1700 South Patterson Blvd. **Dayton, Ohio** (Address of principal executive offices)	**45479** (Zip Code)

Registrant's telephone number, including area code: (937) 445-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2008, was approximately $4.2 billion. As of February 13, 2009, there were approximately 158.2 million shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Registrant's Notice of Annual Meeting of Stockholders and Proxy Statement to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year end of December 31, 2008 are incorporated by reference.

TABLE OF CONTENTS

This Report contains trademarks, service marks, and registered marks of NCR Corporation and its subsidiaries, and other companies, as indicated.

PART I

Item 1. BUSINESS

General

NCR Corporation and its subsidiaries (NCR or the Company, also referred to as "we", "us" or "our") provide technology and services that help businesses connect, interact and transact with their customers.

Businesses

NCR Corporation is a leading global technology company that provides innovative products and services to help businesses build stronger relationships with their customers. Through our presence at customer interaction points, such as automated teller machines (ATMs), retail point-of-sale (POS) workstations, self-service kiosks, and self-check-in/out systems, our solutions enable companies to address consumer demand for convenience, value and individual service. NCR also provides a complete portfolio of services to help customers design, deploy, support and manage technology solutions for our products as well as select third-party products.

Industries Served

NCR provides specific solutions for customers in a range of industries such as financial services, retail and hospitality, travel and gaming, healthcare and public sector, entertainment, and software and technology services. NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Company History

NCR was originally incorporated in 1884 and was a publicly traded company on the New York Stock Exchange prior to its merger with a wholly-owned subsidiary of AT&T Corp. (AT&T) on September 19, 1991. Subsequently, on December 31, 1996, AT&T distributed all of its interest in NCR to its stockholders (the "Distribution"). NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR".

On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free stock dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007. For more information regarding the spin-off of Teradata, refer to Management's Discussion & Analysis (MD&A) in Item 7 and Note 12 of the Notes to Consolidated Financial Statements, "Discontinued Operations," in Item 8 of Part II of this Form 10-K report (Report).

Operating Segments

Effective January 1, 2008, NCR reorganized its businesses and management thereof to a geographic model, changing from the previous model of global business units organized by product and service offering. For the year-ended December 31, 2008 and the prior periods reported in this Report, NCR categorizes its operations into three reportable segments: Americas, Europe, Middle East and Africa (EMEA) and Asia Pacific and Japan (APJ). Each of these segments derives revenue by selling products and services to the financial services, retail and hospitality, travel and gaming, healthcare and public sector, entertainment, and software and technology services industries. These products and services are described below.

The information required by Item 1 with respect to financial information regarding our reportable segments can be found in Item 7 of Part II of this Report under "Revenue and Gross Margin by Segment" as well as in Item 8 of Part II of this Report as part of Note 13 of the Notes to Consolidated Financial Statements, "Segment Information and Concentrations," and is incorporated herein by reference.

Products and Services

We sell products and services that help businesses connect, interact and transact with their customers. Our product and service offerings fall into the following categories:

ATMs and Financial Terminals

We provide financial institutions, retailers and independent deployers with financial-oriented self service technologies, such as ATMs, cash dispensers, and software solutions, including the APTRA™ application suite and consulting services related to ATM security, software and bank branch optimization. ATM and Financial Terminal solutions are designed to quickly and reliably process consumer transactions and incorporate advanced features such as automated check cashing/deposit, automated cash deposit, web-enablement and bill payment. These solutions enable businesses to reduce costs and generate new revenue streams while enhancing customer loyalty.

Self-Service Kiosks

NCR provides Self-Service Kiosks to the retail and hospitality, travel and gaming, healthcare and public sector and entertainment industries. NCR's versatile kiosk solutions can support numerous retail self-service functions, including self-checkout, wayfinding, bill payment and gift registries. We provide kiosk solutions to airlines that enable self check-in and to hotels/casinos that allow guests to check-in/out without assistance. These solutions create pleasant and convenient experiences for consumers and enable our customers to reduce costs. The kiosks for the hospitality industry provide consumers the ability to order and pay at restaurants while enabling our customers to streamline order processing and reduce operating costs. NCR's healthcare kiosk solutions offer wireless self-check-in for patients, integrate with existing information systems and physician practice management systems to make the check-in and check-out processes more convenient for patients and reduce costs and errors for our customers. NCR SelfServ Entertainment solutions allow our customers to provide consumers the choices to rent, purchase or trade movies and games.

Point of Sale

We provide retail-oriented technologies such as Point of Sale (POS) terminals, bar-code scanners, software and services to companies worldwide. Combining our retail industry expertise, software and hardware technologies, implementation and store performance consulting services, our solutions are designed to enable cost reductions and improve retailer operational efficiency while increasing the satisfaction of the retailer's customers.

Check and Document Imaging

NCR's Check and Document Imaging offerings provide end-to-end solutions for both traditional paper-based and image-based check and item processing. These solutions utilize advanced image recognition and workflow technologies to automate item processing, helping financial institutions increase efficiency and reduce operating costs. Consisting of hardware, software, consulting and support services, our comprehensive Check and Document Imaging solutions enable check and item-based transactions to be digitally captured, processed and retained within a flexible, scalable environment.

Services

Services are an essential and integrated component of NCR's complete solution offerings. NCR provides maintenance and support services for all NCR product offerings described above as well as for select third-party companies. In addition to maintenance and support services, NCR also provides other services including site assessment and preparation, staging, installation and implementation, systems management and complete managed services. NCR offerings include the service of third-party computer hardware from select manufacturers, such as Cisco Systems, who value and leverage NCR's global service capability. However,

NCR's strategy is to focus primarily on maintenance and support of NCR-branded products in order to capture higher margin services and significantly reduce redundant costs associated with supporting/servicing multiple third-party products.

In addition to the software solutions described previously, NCR is developing a suite of software and services such as Software as a Service, hosted services, online, mobile, transactional services and applications such as bill pay and digital signage. NCR is also focused on expanding the resale of third party networking products and related service offerings to a broader base of customers in the telecommunications and technology sectors.

Consumables

NCR develops, produces and markets a complete line of printer consumables for various print technologies. These products include paper rolls for receipts in ATMs and POS solutions, inkjet and laser printer supplies, thermal transfer and ink ribbons, labels, laser documents, business forms, and specialty media items such as photo and presentation papers, and two-sided thermal paper (2ST®). Consumables are designed to optimize operations and improve transaction accuracy, while reducing overall costs.

Target Markets and Distribution Channels

NCR's ATMs and Financial Terminal solutions primarily serve the financial services industry with particular focus on retail banking, which includes traditional providers of consumer banking and financial services. These solutions also serve the retail markets through convenience banking products for retailers designed to complement their core businesses. Customers are located throughout the world in both established and emerging markets. NCR has historically sold most of its ATMs and Financial Terminals products and services through a direct sales channel, although a portion of revenues is derived through distributors and value-added resellers.

NCR provides Self-Service Kiosk and POS solutions to retail and hospitality, travel and gaming, healthcare and public sector and entertainment industries. Retail and hospitality customers include department stores, specialty retailers, mass merchandisers, catalog stores, supermarkets, hypermarkets, grocery, drug, wholesalers, convenience stores, fast food/quick service/table service and other restaurants. The travel and gaming customers include airlines, airports, car rental, hotel/lodging and casinos. NCR's healthcare customers include hospitals, clinics and other healthcare providers. The public sector customers include federal, state and local governments and government agencies. Self-Service Kiosk and POS solutions are sold through a direct sales force and through alliances with value-added resellers, distributors and dealers. In the software and technology services industry, NCR sells networking solutions to telecommunications and technology customers. NCR has focused its investments and resources on self-service technologies with expanded offerings to include DVD kiosks for the entertainment industry, self-ticketing for the travel industry and patient management check-in/out in the healthcare sector.

NCR's Payment & Imaging solutions primarily serve the financial services industry worldwide, with the primary focus on banks. NCR has historically distributed most of its Payment & Imaging products and services through a direct sales channel, although certain revenues are derived through sales by value-added resellers and distributors.

Our Consumables products are sold to the financial services and retail and hospitality industries as well as customers involved in transportation and manufacturing. While the Company has a direct sales force in approximately 26 countries for consumables, these products are also sold through various channel partners including office product retailers, contract stationers, value-added resellers, original equipment manufacturers as well as through telemarketing and the internet.

Approximately 91% of our product sales are sold by our direct sales force, with the remainder sold through indirect channels, including value-added resellers, distributors, and dealers.

NCR provides service and support for NCR's products and solutions through service contracts with our customers. NCR has also established managed service contracts with key customers and continues to pursue additional managed service relationships. Longer term managed service arrangements serve to improve the efficiency and performance of the customer's business, and increase the strategic and financial importance of its relationship with NCR. We also provide services on competing technologies—for example, IBM retail technologies and Diebold ATMs. The primary sales channel for our services is NCR's direct sales teams, which exist in all of NCR's geographic operating segments. Our services professionals provide these services directly to end customers.

Competition

In the financial services industry, we compete with Diebold, Inc. and Wincor Nixdorf GmbH & Co. (Wincor), among others, across all of our geographic segments. The primary factors of competition can vary, but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; the fit of the vendor's strategic vision with the customer's strategic direction; and the quality of the vendor's support and consulting services.

NCR faces strong competition in the retail and hospitality industry in all geographic segments. The Company believes that key competitive factors can vary by geographic area but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; and knowledge, experience and quality of the vendor's consulting, deployment and support services. NCR's competitors vary by market segment, product, service offering and geographic area, and include IBM, Wincor, Fujitsu, Hewlett-Packard Company, Dell Inc., Honeywell and Datalogic, among others.

NCR faces competition in the travel and gaming and entertainment industries. Competition in the travel industry comes from IBM, SITA and IER. In the gaming industry, NCR's key competitors are IBM, Wincor and Cummins. In the entertainment industry, competition comes from makers of DVD rental kiosks, including Coinstar, Inc. (through their redbox DVD kiosk business) and DVDPlay. Competition in the entertainment industry is primarily focused in the United States.

NCR faces competition for services from other technology and service providers, as well as from service-only firms, in all geographies where it operates around the world. The primary services competitors are the companies identified in NCR's other solutions. Global technology providers are becoming more focused on services as a core business strategy. NCR also competes with a range of smaller regional and local service companies that differ by geography.

Competition for printer consumables is significant and varies by geographic area and product group. The primary areas of competitive differentiation typically include: quality; logistics and supply chain management; and total cost of ownership. While price is always a factor, we focus on the customer's total cost of ownership for our consumables products. Total cost of ownership takes into account not only the per-unit cost, but also service, usage, reporting and support costs. NCR's competitors include RiteMade Paper and Schades.

NCR faces competition in the financial services industry for payment and imaging solutions in all our geographic segments. The primary areas of competition can vary, but typically include: quality of the solutions or products; total cost of ownership; industry knowledge; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; the fit of the vendor's strategic vision with the customer's strategic direction; and the quality of the vendor's support and consulting services. NCR's competitors vary by product, service offering and geographic area, and include Metavante Corporation and Unisys Corporation, among others.

Research and Development

We remain focused on designing and developing products, services and solutions that anticipate our customers' changing technological needs. The expenses for research and development related to NCR's

continuing operations were $148 million in 2008, $137 million in 2007, and $119 million in 2006. We anticipate that we will continue to have significant research and development expenditures in the future to provide a continuing flow of innovative, high-quality products and services to maintain and enhance our competitive position. Information regarding the accounting and costs included in research and development activities is included in Note 1 of the Notes to Consolidated Financial Statements, "Description of Business and Significant Accounting Policies," in Item 8 of Part II of this Report and is incorporated herein by reference.

Patents and Trademarks

Our general policy is to seek patent protection for those innovations and improvements that are likely to be incorporated into our products and services, where such protection will improve our competitive position. NCR owns approximately 1,350 patents (which is down slightly from the number of patents in our portfolio at the end of 2007 and 2006) in the United States and a significant number in foreign countries. The foreign patents are generally counterparts of NCR's U.S. patents. Many of the patents owned by NCR are licensed to others and NCR is licensed to use certain patents owned by others. While NCR's portfolio of patents and patent applications in aggregate is of significant value to NCR, the Company does not believe that any particular individual patent is itself of material importance to NCR's business as a whole.

NCR has registered certain trademarks and service marks in the United States and in a number of foreign countries. NCR considers the mark "NCR" and many of its other trademarks and service marks to be valuable assets.

Seasonality

Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. Information regarding seasonality and its potential impact on our business is included in Item 1A of this Report under the caption, "Operating Results Fluctuations," and is incorporated herein by reference.

Manufacturing and Raw Materials

In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on computer chips and microprocessors from Intel Corporation and operating systems from Microsoft Corporation. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions.

In 2007, NCR transitioned the manufacturing of its ATMs, payment solutions, and self-checkout solutions in the Americas to Flextronics International Ltd. (formerly, Solectron Corporation), a provider of electronics manufacturing and integrated supply-chain services. Flextronics also procures a variety of components used in the manufacturing process on our behalf. Flextronics manufactures NCR products in Columbia, South Carolina; Guadalajara, Mexico; and Jaguarian, Brazil. Given the Company's decision to outsource its manufacturing activities for these products to Flextronics, a disruption in production at Flextronics could impact the timing of customer shipments. Refer to Item 1A of this Report under the caption, "Reliance on Third Parties" for further information regarding the potential impact of this relationship on our business operations. Additional information regarding sources and availability of raw materials is also included in Item 1A of this Report under the caption "Reliance on Third Parties," and is incorporated herein by reference.

Employees

On December 31, 2008, NCR had approximately 22,400 employees and contractors.

Information

NCR makes available through its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, definitive proxy statements on Form 14A and Current Reports on Form 8-K, and all amendments to such reports, as soon as reasonably practicable after these reports are electronically filed or furnished to the U.S. Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. NCR will furnish, without charge to a security holder upon written request, the Notice of Meeting and Proxy Statement for the 2009 Annual Meeting of Stockholders (the 2009 Proxy Statement), portions of which are incorporated herein by reference. NCR will furnish the Code of Conduct at no cost and any other exhibit at cost. Document requests are available by calling or writing to:

NCR—Investor Relations
1700 S. Patterson Boulevard
Dayton, OH 45479
Phone: 937-445-5905
E-Mail: investor.relations@ncr.com
Website: http://investor.ncr.com

Environmental Matters

Compliance with Federal, State, and local environmental regulations relating to the protection of the environment could have a material adverse impact on our capital expenditures, earnings or competitive position. While NCR does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and while NCR believes the amounts provided in its Consolidated Financial Statements are adequate in light of the probable and estimable liabilities, there can be no assurances that there will not be a material adverse impact on capital expenditures, earnings or competitive position. A detailed discussion of the current estimated impacts of compliance issues relating to environmental regulations, particularly the Fox River matter, is reported in Item 8 of Part II of this Report as part of Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," and is incorporated herein by reference.

Item 1A. RISK FACTORS

This report and other documents that we file with the SEC, as well as other oral or written statements we may make from time to time, contain information based on management's beliefs and include forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of known and unknown risks, uncertainties and assumptions. These forward-looking statements are not guarantees of future performance, and there are a number of factors including, but not limited to, those listed below, that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Economic Pressures *Our business may be negatively affected by current global economic and credit conditions.* The current economic climate could impact the ability of our customers to make capital expenditures, thereby affecting their ability to purchase our products or services. Additionally, customers in the financial services sector, which has been severely impacted by the credit crisis, have consolidated in response to the crisis and may continue to do so, which could further impact our business by reducing our customer base. Furthermore, our retail customers are operating in a challenging environment and are faced with weak consumer spending. As a result, these customers could face increased financial pressures that could impact their capital expenditures or ability to pay accounts receivables owed to NCR.

Our customers sometimes finance their purchases of our products and services through third party financing companies. Overall economic conditions may have a material effect on our customers' ability to obtain such financing, which could result in an adverse effect on our operating results.

Our $500 million five-year unsecured revolving credit facility (the facility), which expires in 2012, is provided by a syndication of several banks that share the committed financing under the facility. Economic and credit market conditions have presented banks and financial institutions with significant challenges, which has lead a number of such entities to seek capital from the U.S. federal government. Although we monitor the ability of the banks within the syndication to fulfill their counterparty responsibilities, future market conditions could affect the ability of one or more of these banks to provide the financing that has been committed under the facility. The inability to access our facility would have a material, adverse effect on our business, results of operations, and liquidity.

Our $300 million senior unsecured notes due in June of 2009 and the facility both contain affirmative, negative, and financial covenants. We were in compliance with the terms of our covenants as of December 31, 2008. A breach of these covenants could result in an event of default that could result in any amounts owed to become due and payable. Further, the lenders could terminate any commitments they have to provide us with further funds. If an event of default were to occur, we cannot make guarantees that we would have sufficient funds available to pay the amounts due. We also cannot guarantee that we will be able to remain in compliance with the covenants to which we are subject in the future or be assured that we would be able to obtain waivers from our lenders or amend the covenants.

The extent of the impact of current economic conditions will depend on a number of factors, including the length and breadth of the U.S. and global recession, conditions in the global credit markets, and the effects of planned government actions to stimulate economic conditions.

Competition *If we do not compete effectively within the technology industry, we will not be successful.* We operate in the intensely competitive information technology industry. This industry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. Our competitors include other large companies in the technology industry, such as: IBM, Inc., Hewlett-Packard Company, Diebold, Inc., Wincor, Fujitsu, and Unisys Corporation, some of which have more widespread distribution and penetration of their platforms and service offerings. In addition, we compete with companies in specific markets, such as entry-level ATMs, payment and imaging, and business consumables and media products. Our future competitive performance and market position depend on a number of factors, including our ability to: react to competitive

product and pricing pressures (particularly in the ATM marketplace); penetrate and meet the changing competitive requirements and deliverables in developing and emerging markets, such as India and China in the ATM market; exploit opportunities in new vertical markets, such as travel and gaming, healthcare and public sector, entertainment, and software and technology services; rapidly and continually design, develop and market, or otherwise maintain and introduce solutions and related products and services for our customers that are competitive in the marketplace; react on a timely basis to shifts in market demands; compete in reverse auctions for new and continuing business; reduce costs without creating operating inefficiencies; maintain competitive operating margins; improve product and service delivery quality; and effectively market and sell all of our diverse solutions. Our business and operating performance could be impacted by external competitive pressures, such as increasing price erosion and the addition of new competitors. Our customers sometimes finance our product sales through third-party financing companies. In the case of customer default, these financing companies may be forced to resell this equipment at discounted prices, thus impacting our ability to sell incremental units. The impact of these product and pricing pressures could include lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

Operating Results Fluctuations *Our revenue and operating results could fluctuate for a number of reasons, including*:

Seasonality Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among other things, make forecasting more difficult and may adversely affect our ability to manage working capital and to predict financial results accurately.

Foreign Currency Our revenue and operating income are subject to variability due to the effects of foreign currency fluctuations against the U.S. Dollar. We have exposure to approximately 50 functional currencies. Due to our global operations, weaknesses in some of these currencies are sometimes offset by strengths in others. The effects of currency fluctuations are partially mitigated by our hedging strategy; however, certain significant currency fluctuations could adversely affect our results of operations, including sales and gross margins.

Cost/Expense Reductions We are actively working to reduce our costs and expenses to improve operating profitability without jeopardizing the quality of our products or the effectiveness of our operations. Our success in achieving targeted cost and expense reductions depends on a number of factors, including our ability to achieve infrastructure rationalizations, drive lower component costs, improve supply chain efficiencies, and among other things, optimize the efficiency of our customer services resources. If we do not successfully execute on our cost reduction initiatives or if we experience delays in completing the implementation of these initiatives, our results of operations or financial condition could be adversely affected.

Contractual Obligations of Consulting Services We maintain a professional services consulting workforce to fulfill contracts that we enter into with our customers that may extend to multiple periods. Our profitability is largely a function of performing to customer contractual arrangements within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability related to these contracts may be negatively impacted. In addition, if we are unable to maintain appropriate utilization rates for our consultants, we may not be able to sustain profitability on these contracts.

Diversification While we believe the spin-off of Teradata on September 30, 2007 was the proper strategic move for both companies, following the spin-off, the Company is less diversified than before. Consequently, we must rely primarily on our self-service and assisted-service products (along with the associated services) to drive growth and profitability. If these products or service offerings suffer a significant decrease in demand or increase in costs, our results of operations or financial condition could be adversely affected.

Acquisitions and Divestitures As part of our strategy, we intend to selectively acquire and divest technologies, products and businesses. As these acquisitions and divestitures take place and we begin to include or exclude, as the case may be, the financial results related to these transactions, it could cause our operating

results to fluctuate materially, depending on the size and nature of any future transactions. In addition, our operating results may be adversely affected if we are unable to properly integrate future acquisitions or if investments do not perform or meet expectations from the time of the transaction.

Pension Funds Consistent with local competitive practice and regulations, we sponsor pension plans in many of the countries where we do business. A number of these pension plans are supported by pension fund investments that are subject to financial market risk. The liabilities, assets and costs of these plans are reported in our financial statements in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), *Employer's Accounting for Pensions*, Statement of Financial Accounting Standards No. 132 (revised 2003) (SFAS 132R), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, and Statement of Financial Accounting Standards No. 158 (SFAS 158), *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans*. In conforming to these standards, we are required to make a number of actuarial assumptions for each plan, including the expected long-term return on plan assets and the discount rate.

Consistent with the requirements of SFAS 87, we estimate our discount rate and long-term expected rate of return on asset assumptions on a country-by-country basis after consultation with independent actuarial consultants. We examine interest rate levels and trends within each country, particularly yields on high-quality long-term corporate bonds, relative to our expected future benefit payments to determine our discount rate assumptions. Our long-term expected rate of return on asset assumptions are developed by considering the asset allocation and implementation strategies employed by each pension fund relative to capital market expectations.

In 2008, financial markets experienced significant volatility, with declining government bond yields and widening credit spreads on fixed income investments and poor performance in equity markets. As a result, we experienced significant declines in the value of plan assets, which will materially affect our future operating results. Further, as a result of the 2008 plan performance we now have a significant, underfunded pension obligation, which may require material increases in cash contributions in future years. Our financial position and liquidity could be materially impacted by these contributions. See "Effects of Pension, Postemployment and Postretirement Benefit Plans" and "Financial Condition, Liquidity And Capital Resources" sections of the MD&A included in Item 7 of Part II of this Report and Note 9, "Employee Benefit Plans" in the Notes to the Consolidated Financial included in Item 8 of Part II of this Report for further information regarding the funded status of our plans and future cash contributions.

Our future financial results could be materially impacted by further volatility in the performance of financial markets, changes in regulations regarding funding requirements, and changes in the actuarial assumptions, including those described in our "Critical Accounting Policies and Estimates" section of the MD&A included in Item 7 of Part II of this Report.

Stock-based Compensation Similar to other companies, we use stock awards as a form of compensation for certain employees. The Company adopted Statement of Financial Accounting Standards No. 123R (revised 2004) (SFAS 123R), *Share-Based Payment*, beginning January 1, 2006. SFAS 123R requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The amount recognized for stock compensation expense could vary depending on a number of assumptions or changes. For example, assumptions such as the risk-free rate, expected holding period and expected volatility that drive our valuation model could change. Other examples that could have an impact include changes in the mix and type of awards, changes in our compensation plans or tax rate, changes in our forfeiture rate, differences in actual results compared to management's estimates for performance-based awards or an unusually high amount of expirations of stock options.

Income Taxes We are subject to income taxes in the United States and a number of foreign jurisdictions. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*, which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. As a result of the significant declines in the value of pension plan assets and increases in the actuarially valued pension benefit obligations, our deferred tax assets

increased significantly in 2008. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate. Additionally, we are subject to ongoing tax audits in various jurisdictions both in the U.S. and internationally, whose outcomes could result in the assessment of additional taxes. Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, the changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, and management's assessment in regards to repatriation of earnings.

Real Estate Our strategy over the past several years with respect to owned and leased real estate has been to reduce our holdings of excess real estate. In line with this strategy, the exit of facilities may affect net income, and current and future real estate market conditions could impede our ability to reduce the size of our real estate portfolio or affect the amount of consideration received in any transactions.

Multinational Operations *Our multinational operations expose us to business and legal risk in the various countries where we do business.* For the years ended December 31, 2008 and 2007, the percentage of revenues from outside of the United States was 67% and 65%, respectively. We believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g., adverse changes in foreign currency exchange rates, deteriorating economic environments or business disruptions due to economic or political uncertainties). However, our ability to manufacture and sell our solutions domestically in the United States and internationally is subject to risks, which include among others: the impact of the global economic and credit crises on the stability of national economies, including those of countries where we have operations; political conditions in each country that could adversely affect demand for our solutions in these markets; the impact of a continued downturn in the global economy on demand for our products in these countries; currency exchange rate fluctuations that could result in lower demand for our products as well as generate currency translation losses; changes to and compliance with a variety of local laws and regulations that may increase our cost of doing business in these markets or otherwise prevent us from effectively competing in these markets; changing competitive requirements and deliverables in developing and emerging markets; and the impact of civil unrest relating to war and terrorist activity on the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments.

Introduction of New Solutions *If we do not swiftly and successfully develop and introduce new solutions in the competitive, rapidly changing environment in which we do business, our business results will be impacted.* The development process for our solutions requires high levels of innovation from both our product development team and our suppliers of the components embedded in our solutions. In addition, the development process can be lengthy and costly, and requires us to commit a significant amount of resources to bring our business solutions to market. If we are unable to anticipate our customers' needs and technological trends accurately, or are otherwise unable to complete development efficiently, we would be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results could be impacted. Likewise, we sometimes make assurances to customers regarding the operability and specifications of new technologies, and our results could be impacted if we are unable to deliver such technologies as planned. Also, if we cannot successfully market and sell both existing and newly developed solutions, our business and operating results could be impacted. Our hardware and software-based solutions may contain known, as well as undetected errors, which may be found after the product introductions and shipments. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors, and this could result in lost revenues, delays in customer acceptance and incremental costs, each of which would impact our business and operating results.

Reliance on Third Parties *If third-party suppliers upon which we rely are not available, our ability to bring our products to market in a timely fashion could be affected.* In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on transaction processing services from Accenture, computer chips and microprocessors

from Intel Corporation, contract manufacturing from Flextronics International Ltd. (formerly, Solectron Corporation) and operating systems from Microsoft Corporation. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions. If we were unable to purchase the necessary services, including contract manufacturing, parts, components or products from a particular vendor, and we had to find an alternative supplier, our new and existing product shipments and solution deliveries could be delayed, impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, software, services and skills. Many different relationships are formed by these alliances, such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products and software to our customers in connection with our solutions. For example, we rely on third parties for cash replenishment services for our ATM products. Also, some of these third parties have access to confidential NCR and customer data, the integrity and security of which we need to ensure. These alliances introduce risks that we cannot control, such as nonperformance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. Lack of information technology infrastructure, shortages in business capitalization, and manual processes and data integrity issues of smaller suppliers can also create product time delays, inventory and invoicing problems, staging delays, as well as other operating issues. The failure of third parties to provide high-quality products or services that conform to required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis, create exposure for non-compliance with our contractual commitments to our customers and impact our business and operating results.

Intellectual Property *Our continuing ability to be a leading technology and services solutions provider could be negatively affected if we do not develop and protect intellectual property that drives innovation.* To that end, it is critical that we continue to develop leading technologies to protect and enhance our proprietary rights in our intellectual property through patent, copyright, trademark and trade secret laws. These efforts include protection of the products and application, diagnostic and other software we develop. To the extent we are not successful, our business could be adversely impacted. Also, many of our offerings rely on technologies developed by others, and if we are unable to continue to obtain licenses for such technologies, our business would be impacted. Over the last several years, there has been an increase in the issuance of software and business method patents, and more companies are aggressively enforcing their intellectual property rights. This trend could impact NCR because, from time to time, we receive notices from third parties regarding patent and other intellectual property claims. Whether such claims are with or without merit, they may require significant resources to defend. If an infringement claim is successful, or in the event we are unable to license the infringed technology or to substitute similar non-infringing technology, our business could be adversely affected.

Work Environment *Our restructuring and re-engineering initiatives could negatively impact productivity and business results.* As part of our ongoing efforts to optimize our cost structure, from time to time, we shift and realign our employee resources, which could temporarily result in reduced productivity levels. In addition to reducing costs and expenses, we have initiatives to grow revenue, such as improving sales training, addressing sales territory requirements, maintaining and monitoring customer satisfaction with our solutions, and focusing on our strong value propositions. We typically have many initiatives underway. If we are not successful in managing our various restructuring and re-engineering initiatives, our business and operating results could be negatively impacted.

If we do not attract and retain quality employees, we may not be able to meet our business objectives. Our employees are vital to our success. Our ability to attract and retain highly skilled technical, sales, consulting and other key personnel is critical, as these key employees are difficult to replace. If we are unable to attract or retain highly qualified employees by offering competitive compensation, secure work environments and leadership opportunities now and in the future, our business and operating results could be negatively impacted.

If we do not maintain effective internal controls, accounting policies, practices, and information systems necessary to ensure reliable reporting of our results, our ability to comply with our legal obligations could be

negatively affected. Our internal controls, accounting policies and practices, and internal information systems enable us to capture and process transactions in a timely and accurate manner in compliance with accounting principles generally accepted in the United States of America, laws and regulations, taxation requirements and federal securities laws and regulations. Our internal controls and policies are being closely monitored by management as we continue to implement a worldwide Enterprise Resource Planning (ERP) system and continue further transitions of our transaction support functions to Accenture. While we believe these controls, policies, practices and systems are adequate to ensure data integrity, unanticipated and unauthorized actions of employees or contractors (both domestic and international), temporary lapses in internal controls due to shortfalls in transition planning and oversight, or resource constraints, could lead to improprieties and undetected errors that could impact our financial condition, results of operations, or compliance with legal obligations. Moreover, while management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008 (as set forth in "Management's Report on Internal Control over Financial Reporting" included in Item 9A of this Report), due to their inherent limitations, such controls may not prevent or detect misstatements in our reported financial statements. Such limitations include, among other things, the potential for human error or circumvention of controls. Further, the Company's internal control over financial reporting is subject to the risk that controls may become inadequate because of a failure to remediate control deficiencies, changes in conditions or a deterioration of the degree of compliance with established policies and procedures.

Our ability to effectively manage our business could be negatively impacted if we do not invest in and maintain reliable information systems. It is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to replace, upgrade or modify such systems in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore, our financial condition, results of operations, or ability to comply with legal and regulatory reporting obligations, may be impacted.

Acquisitions and Alliances *If we do not successfully integrate acquisitions or effectively manage alliance activities; we may not drive future growth.* As part of our overall solutions strategy, we intend to make investments in companies, products, services and technologies, either through acquisitions, investments, joint ventures or strategic alliances. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed, and the potential for unknown liabilities within the acquired or combined business. Further, we make acquisitions and investments in order to acquire or obtain access to new technology or products that expand our offerings to new industry verticals, such as the entertainment industry. There is risk that the new technology or products may not perform as anticipated or that the new industry verticals may not meet estimated growth projections or expectations, in which case we may not be able to fully realize the benefit of our investments. An acquisition or alliance may also disrupt our ongoing business or we may not be able to successfully incorporate acquired products, services or technologies into our solutions and maintain quality. Further, we may not achieve the projected synergies once we have integrated the business into our operations, which may lead to additional costs not anticipated at the time of acquisition.

Environmental *Our historical and ongoing manufacturing activities subject us to environmental exposures.* Our facilities and operations are subject to a wide range of environmental protection laws, and we have investigatory and remedial activities underway at a number of facilities that we currently own or operate, or formerly owned or operated, to comply, or to determine compliance, with such laws. In addition, our products are subject to environmental laws in certain jurisdictions. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results. We have also been identified as a potentially responsible party in connection with certain environmental matters, including the Fox River matter, as further described in Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in Item 8 of Part II of this Report; in "Environmental Matters" within Item 1 of Part I of this Report; and in "Environmental and Legal Contingencies" within the "Critical Accounting Policies and Estimates" section of the MD&A included in Item 7 of Part II of this Report, and we incorporate such disclosures by reference and make them a part of this risk factor. As described in more detail in such disclosures, we maintain an accrual for our potential liability relating

to the Fox River matter that represents certain critical estimates and judgments made by us regarding our potential liability; however, both the ultimate costs associated with the Fox River matter and our share of those costs are subject to a wide range of potential outcomes outside of our control, which could impact our future operating results and the amount of accrued liability.

Contingencies *We face uncertainties with regard to regulations, lawsuits and other related matters.* In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, data privacy and other regulatory compliance and general matters. Because such matters are subject to many uncertainties, their outcomes are not predictable and we must make certain estimates in our financial statements. While we believe that amounts provided in our Consolidated Financial Statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, which are rapidly changing and subject to many possible changes in the future. Although we do not believe that recent regulatory and legal initiatives will result in significant changes to our internal practices or our operations, changes in accounting standards, taxation requirements, and federal securities laws and regulations, among others, may substantially increase costs to our organization or could have an impact on our future operating results.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

As of January 1, 2009, NCR operated 211 facilities consisting of approximately 6.8 million square feet throughout the world. On a square footage basis, 43% of these facilities are owned and 57% are leased. Within the total facility portfolio, NCR operates 23 research and development and manufacturing facilities totaling 2.1 million square feet, 53% of which is owned. The remaining 4.7 million square feet of space includes office, repair, warehouse and other miscellaneous sites, and is 38% owned. NCR maintains facilities in 59 countries. NCR believes its plants and facilities are suitable and adequate, and have sufficient production capacity to meet its current needs.

NCR is headquartered in Dayton, Ohio.

Item 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Item 8 of Part II of this Report as part of Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," and is incorporated herein by reference.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR." There were approximately 321,648 holders of NCR common stock as of February 9, 2009. The following table presents the high and low per share prices for NCR common stock for each quarter of 2008 and 2007.

	2008	
	High	**Low**
1st Quarter	**$25.08**	**$19.25**
2nd Quarter	**$27.69**	**$22.85**
3rd Quarter	**$28.09**	**$20.50**
4th Quarter	**$22.14**	**$12.23**

	2007	
	High	**Low**
1st Quarter	$49.31	$42.34
2nd Quarter	$54.44	$46.94
3rd Quarter	$57.50	$44.14
4th Quarter [(a)]	$29.39	$22.56

(a) On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business to an independent, publicly-traded company through a tax free distribution to the Company's stockholders. Market prices presented in the tables above are unadjusted and include the value of the Teradata Data Warehousing business until the date of the spin-off.

Although historically NCR has not paid cash dividends and does not anticipate the payment of cash dividends on NCR common stock in the immediate future, the declaration of dividends would be subject to the discretion of NCR's Board of Directors.

The following graph compares the relative investment performance of NCR stock, the Standard & Poor's MidCap 400 Stock Index, Standard & Poor's 500 Information Technology Sector and the Standard & Poor's 500 Stock Index. This graph covers the five-year period from December 31, 2003 through December 31, 2008.



Comparison of Cumulative Five Year Total Return
$400
$300
$200
$100
$0
Total Return[(1)]
NCR Corporation
S&P 500 Stock Index
S&P 500 Information Technology Sector
S&P MidCap 400 Stock Index
2003
2004
2005
2006
2007
2008
Years Ending

Company / Index	2003	2004	2005	2006	2007	2008
NCR Corporation (2)	$100	$178	$175	$220	$272	**$153**
S&P 500 Stock Index	$100	$111	$116	$135	$142	**$ 90**
S&P 500 Information Technology Sector	$100	$103	$104	$112	$131	**$ 74**
S&P MidCap 400 Stock Index	$100	$116	$131	$145	$156	**$100**

(1) In each case, assumes a $100 investment on December 31, 2003, and reinvestment of all dividends, if any.

(2) For the year ended December 31, 2007, includes a dividend of $26.45 per share based on the opening stock price of Teradata Corporation on October 1, 2007.

Purchase of Company Common Stock The 1999 Board of Directors' authorization permits the Company to repurchase shares of outstanding common stock. On October 31, 2007, the NCR Board of Directors authorized an additional $250 million for stock repurchases under this program. The 2000 Board of Directors share repurchase program authorized the Company to purchase NCR common stock to the extent of cash received from the exercise of stock options and the purchase of shares under the NCR Employee Stock Purchase Plan (ESPP).

For the year ended December 31, 2008, the Company executed trades for 21.6 million shares of its common stock under the 1999 and 2000 Board of Directors share repurchase programs, of which 3.7 million shares were completed during the fourth quarter of 2008 at an average price per share of $18.99. As of December 31, 2008, the Company had a total remaining authorization of $26.3 million to repurchase outstanding shares of NCR common stock.

In addition to those share purchases, the Company occasionally purchases vested restricted stock or exercised stock option shares from Section 16 officers, at the current market price to cover their withholding taxes. For 2008, the total of these purchases was 59,691 shares at an average price of $19.74 per share.

The following table provides information relating to the Company's repurchase of common stock for the year ended December 31, 2008:

Time Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced 2000 Board Authorized Dilution Offset Program	Total Number of Shares Purchased as Part of Publicly Announced 1999 Board Authorized Program	Maximum Dollar Value of Shares that May Yet be Purchased Under the 1999 Program
First quarter total	**8,674,189**	**$22.29**	**221,980**	**8,452,209**	**$315,922,251**
Second quarter total	**5,158,500**	**$24.60**	**219,378**	**4,939,122**	**$194,717,287**
Third quarter total	**4,120,223**	**$25.27**	**205,244**	**3,914,979**	**$ 95,378,772**
October 1 through October 31, 2008	**3,665,100**	**$18.99**	**34,255**	**3,630,845**	**$ 26,332,207**
November 1 through November 30, 2008	—	$ —	—	—	**$ 26,332,207**
December 1 through December 31, 2008	—	$ —	—	—	**$ 26,332,207**
Fourth quarter total	**3,665,100**	**$18.99**	**34,255**	**3,630,845**	**$ 26,332,207**
Full Year	**21,618,012**	**$22.85**	**680,857**	**20,937,155**	**$ 26,332,207**

Item 6. SELECTED FINANCIAL DATA

In millions, except per share and employee and contractor amounts For the years ended December 31	2008	2007	2006	2005	2004
Continuing Operations [(a)]					
Revenue	**$ 5,315**	$ 4,970	$ 4,582	$ 4,561	$ 4,635
Income from operations	**$ 322**	$ 219	$ 154	$ 120	$ 28
Other expense (income), net	**$ 33**	$ (13)	$ (5)	$ 14	$ (18)
Income tax expense (benefit)	**$ 58**	$ 61	$ 8	$ (210)	$ (89)
Income from continuing operations [(c)]	**$ 231**	$ 171	$ 151	$ 316	$ 135
(Loss) income from discontinued operations, net of tax	**$ (3)**	$ 103	$ 231	$ 213	$ 155
Basic earnings (loss) per common share					
From continuing operations [(a,c)]	**$ 1.40**	$ 0.95	$ 0.84	$ 1.71	$ 0.72
From discontinued operations	**$ (0.02)**	$ 0.57	$ 1.28	$ 1.15	$ 0.83
Total basic earnings per common share	**$ 1.38**	$ 1.52	$ 2.12	$ 2.86	$ 1.55
Diluted earnings (loss) per common share					
From continuing operations [(a,c)]	**$ 1.38**	$ 0.94	$ 0.83	$ 1.67	$ 0.70
From discontinued operations	**$ (0.02)**	$ 0.56	$ 1.26	$ 1.13	$ 0.81
Total diluted earnings per common share	**$ 1.36**	$ 1.50	$ 2.09	$ 2.80	$ 1.51
Cash dividends per share	**$ —**	$ —	$ —	$ —	$ —
As of December 31					
Total assets	**$ 4,255**	$ 4,780(b)	$ 5,227	$ 5,287	$ 5,554
Total debt	**$ 308**	$ 308(b)	$ 307	$ 307	$ 309
Stockholders' equity	**$ 440**	$ 1,757(b)	$ 1,881	$ 2,035	$ 2,086
Number of employees and contractors	**22,400**	23,200(b)	28,900	28,200	28,500

(a) Continuing operations exclude the results of the Teradata Data Warehousing business which was spun-off through a tax free distribution to the Company's stockholders on September 30, 2007.

(b) Reflects NCR's assets, debt, stockholders' equity and number of employees and contractors from continuing operations following the spin-off of Teradata on September 30, 2007.

(c) The following income (expense) amounts are included in income from continuing operations for the years ended December 31:

In millions	2008	2007	2006	2005	2004
Reserve for legal matters	**$ (8)**	$—	$—	$—	$—
Organizational realignment initiative	**(45)**	—	—	—	—
Manufacturing realignment initiative	**—**	(38)	—	—	—
Japan realignment initiative	**—**	(18)	—	—	—
Costs related to Teradata spin-off	**—**	(12)	—	—	—
Costs associated with the Fox River environmental matter	**(18)**	(9)	—	—	—
Tax adjustments	**—**	(10)	—	9	—
Pension expense associated with early retirement programs	**—**	—	(7)	(14)	—
Reductions of prior year accruals	**—**	—	—	4	—
Net gains from sales of real estate	**13**	—	—	11	11
Contribution to NCR charitable foundation	**—**	—	—	(5)	—
Write-down of equity investment	**—**	—	—	(10)	—
Settlements of prior year tax audits	**—**	—	—	181	71
Costs relating to the exit of real estate facilities	**—**	—	—	—	(3)
Acquisition break-up fee	**—**	—	—	—	2
Recovery of fully-reserved non-trade receivable	**—**	—	—	—	3
Release of reserve related to the exit of certain Middle East and Africa countries	**—**	—	—	—	8
TOTAL	**$ (58)**	$ (87)	$ (7)	$176	$ 92

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

BUSINESS OVERVIEW

NCR Corporation is a leading global technology company that provides innovative products and services to help businesses connect, interact and transact with their customers. Through our presence at customer interaction points, such as automated teller machines (ATMs), retail point-of-sale (POS) workstations, self-service kiosks and self-check-in/out systems, our solutions enable companies to address consumer demand for convenience, value and individual service. We also provide support services for NCR's solutions as well as select third-party products.

We deliver our products and solutions to many industries on a global basis, including: financial services; retail and hospitality; travel and gaming; healthcare and public sector; entertainment; and software and technology services. Starting January 1, 2008, NCR began management of its businesses on a geographic basis made up of three business segments: the Americas; Europe, Middle East, and Africa (EMEA); and Asia Pacific and Japan (APJ).

Our solutions are based on a foundation of long-established industry knowledge and consulting expertise, value-added software, hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

NCR's reputation has been built upon 125 years of providing quality products, services and solutions to our customers. At the heart of our customer and other business relationships is a commitment to acting responsibly, ethically and with the highest level of integrity. This commitment is reflected in NCR's Code of Conduct, available on the corporate governance page of our website.

Spin-off of Teradata Data Warehousing Business On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007. Upon the distribution of Teradata, NCR stockholders received 100% (approximately 181 million shares) of the common stock of Teradata, which is now an independent public company trading under the symbol "TDC" on the New York Stock Exchange.

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets,* the results of operations, assets, liabilities and cash flows of Teradata have been presented as a discontinued operation for all periods presented in this Report. See Note 12, "Discontinued Operations," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for a further discussion of the spin-off of Teradata. Unless otherwise noted, this MD&A excludes information related to the Teradata Data Warehousing business.

2008 FINANCIAL OVERVIEW

As more fully discussed in later sections of this MD&A, the following were significant themes and events for 2008:

- Revenue growth was driven by increases in sales across all of our geographic segments;
- Cash provided by operations increased to $415 million from $151 million, primarily due to improved accounts receivable collections and lower inventory levels; and
- We continued to make progress in improving our cost structure through additional realignment initiatives in 2008.

In 2008, we continued our focus on our strategic initiatives to increase operating income and provide maximum value to our stakeholders. The initiatives and the results against them were as follows:

1) **Drive profitable growth**—We invested in sales and other demand creation resources in areas with the greatest potential for profitable growth such as self-service technologies, including self-check-in/out and other self-service solutions. We continued to broaden the scope of our self-service solutions for our existing customers and to introduce these solutions into newer industry-vertical markets, such as travel and gaming, healthcare and public sector and entertainment. Additionally, we have continued to make acquisitions and investments that we believe will increase our market coverage and enhance our existing solution offerings.

2) **Build a competitive cost structure**—We focused on increasing the efficiency and effectiveness of our core functions and the productivity of our employees. In 2008, we commenced a global organizational realignment initiative to reduce redundancies and process inefficiencies in order to become more customer-focused and market-driven. This process is addressing legacy process inefficiencies and unbalanced resource allocation by focusing on organizational design, process re-engineering and business process outsourcing. The Company has been successful in executing the realignment program to date and continues to identify additional opportunities focusing on organizational design, process re-engineering and business process outsourcing and therefore, expects additional realignment activities through 2010. Refer to "Restructuring and Re-engineering" in this MD&A for more information regarding our realignment initiatives.

3) **Optimize capital structure**—During 2008, we continued the share repurchases that had been resumed in the fourth quarter of 2007, resulting in the repurchase of 21.6 million shares of our common stock. We generated significant cash from operations due to improvements in accounts receivable collections and inventory management.

STRATEGY OVERVIEW

Our strategic initiatives for 2009 include:

1) *Gain profitable share* We expect to continue to optimize our investments in demand creation to increase NCR's market share in areas with the greatest potential for profitable revenue growth, which include opportunities in self-service technologies with our core financial services and retail customers. We intend to expand and strengthen our geographic presence and sales coverage in addition to penetrating adjacent single and multi-channel self-service solution segments.

2) *Expand into emerging growth industry segments* The Company expects to continue to focus on broadening the scope of our self-service solutions from our existing customers to expand these solution offerings to customers in newer industry-vertical markets including: travel and gaming, healthcare and public sector, entertainment, and software and technology. We expect to grow our business in these industries through integrated service offerings in addition to targeted acquisitions and strategic partnerships.

3) *Build the lowest cost structure in our industry* The Company is continuing to focus on increasing the efficiency and effectiveness of our core functions and the productivity of our employees. While we continued to make progress in this regard during 2008, we intend to ensure that our execution in 2009 will allow us to capture efficiencies and intended cost savings.

4) *Enhance our global service capability* The Company continues to execute various initiatives to enhance its global service capability. We will continue to focus on improving our service positioning, increasing our service attach rates for our products and continue to improve profitability in our services business. Our service capability provides us a growing competitive advantage in winning customers and it provides NCR with an ever-more attractive and stable revenue source.

5) *Focus on working capital and balance sheet* In 2008, NCR made significant improvements managing working capital, especially in the areas of accounts receivable and inventory. We will continue to focus on these areas to further improve our operating cash flow and working capital position. The Company will continue to make investments in areas that generate maximum growth, such as self-service research and development and demand creation.

FUTURE TRENDS

Deteriorating macroeconomic conditions impacted NCR starting in the fourth quarter of 2008, especially in the retail industry. We expect that our performance in 2009 will continue to be challenged by these conditions. We are projecting that the capital spending environment in 2009 will be lower than what was experienced in 2008, and as a result, we are forecasting 2009 revenue to be lower than 2008. We expect our 2009 operating income to decrease as a result of lower revenue and higher pension expense. During this tough economic environment, we will manage our costs effectively and balance our investments in areas that generate high returns.

We see the following as the most significant risks to the execution of our initiatives:

- Global economic and credit environment and its effect on the capital spending environment.
- Competition, price erosion and loss of market share.
- Introduction of products in new self-service markets.

RESULTS FROM CONTINUING OPERATIONS

The following table shows our results for the years ended December 31:

In millions	2008	2007	2006
Revenue	**$5,315**	$4,970	$4,582
Gross margin	**$1,183**	$1,040	$ 927
Gross margin as a percentage of revenue	**22.3%**	20.9%	20.2%
Operating expenses			
Selling, general, and administrative expenses	**$ 713**	$ 684	$ 654
Research and development expense	**148**	137	119
Income from operations	**$ 322**	$ 219	$ 154

The following table shows our revenues and gross margins from products and services, respectively, for the years ended December 31:

In millions	2008	2007	2006
Product revenue	**$2,861**	$2,693	$2,428
Cost of products	**2,113**	2,035	1,803
Product gross margin	**$ 748**	$ 658	$ 625
Product gross margin as a percentage of revenue	**26.1%**	24.4%	25.7%
Services revenue	**$2,454**	$2,277	$2,154
Cost of services	**2,019**	1,895	1,852
Services gross margin	**$ 435**	$ 382	$ 302
Services gross margin as a percentage of revenue	**17.7%**	16.8%	14.0%

2008 compared to 2007 results discussion

Revenue

Revenue increased 7% in 2008 from 2007 due to growth in sales volume for both our products and services. The effects of foreign currency fluctuations provided a favorable impact to revenue of 2% in 2008. In 2008, our product revenue increased 6% and services revenue increased 8% as compared to 2007. The increase in revenues in both products and services was primarily attributable to sales growth across all of our geographic segments, although we experienced lower revenue in the fourth quarter of 2008 as compared to the fourth quarter of 2007. This was attributed to the overall market and economic conditions and its effect on capital spending, especially

on customers in the retail and hospitality industry. During 2008, we experienced significant sales growth to customers in the financial services industry across most of our major geographic regions as customers continued to focus on customer interaction and deposit growth.

Gross Margin

Gross margin as a percentage of revenue increased to 22.3% in 2008 from 20.9% in 2007.

Product gross margin was 26.1% in 2008 compared to 24.4% in 2007. The increase in product gross margin is primarily attributed to the reduction in realignment costs incurred in 2008 as compared to 2007. In 2008, NCR incurred organizational realignment costs totaling $5 million, while we incurred approximately $48 million of manufacturing realignment costs in 2007. After considering the impact of these costs, 2008 product gross margin was comparable to 2007.

Services gross margin was 17.7% in 2008 compared to 16.8% in 2007. Organizational realignment costs negatively impacted gross margin by $31 million or approximately 1% in 2008, while 2007 gross margin was negatively impacted by Japan realignment costs of $19 million or approximately 1%. After considering the impact of these costs, service gross margin improved by 1% in 2008 as compared to 2007. The increase in gross margin was due to productivity improvements, focus on maintenance of NCR-branded products as well as reductions in the overall service delivery cost.

2007 compared to 2006 results discussion

Revenue

Revenue increased 8% in 2007 from 2006. The effects of foreign currency fluctuations provided a favorable impact to revenue of 3% in 2007. In 2007, product revenue increased 11% and services revenue increased 6% as compared to 2006. NCR experienced revenue growth across all of our geographical segments in 2007 compared to 2006. During 2007, revenues from customers in the financial services industry increased by a double-digit percentage, with strong growth in both EMEA and APJ.

Gross Margin

Gross margin as a percentage of revenue for 2007 increased to 20.9% from 20.2% in 2006.

Product gross margin was 24.4% for 2007 as compared to 25.7% in 2006. Product gross margin decreased primarily due to $48 million of costs, or 2% in 2007 related to the Company's manufacturing realignment. After considering the impact of these costs, product gross margin improved in 2007 due to a favorable geographic and product mix.

Services gross margin increased to 16.8% for 2007 from 14.0% in 2006 due to higher revenues from maintenance of NCR-branded products, lower service delivery costs, productivity improvements and a reduction in the number of service contracts related to lower-margin, third-party products. These improvements were offset in part by $19 million of costs related to the Company's realignment initiative in Japan in 2007.

Restructuring and Re-engineering

Organizational Realignment On January 1, 2008, NCR began management of its business on a geographic basis, changing from a previous model of global business units organized by product and service offering. As a result, in the second quarter of 2008, NCR commenced a global realignment initiative to reduce redundancies and process inefficiencies to become more customer-focused and market-driven. This initiative is addressing legacy process inefficiencies and unbalanced resource allocation by focusing on organizational design, process re-engineering and business process outsourcing. The initiative has resulted in reductions in employment and productivity improvements, while freeing up funds to invest in growth programs such as sales, engineering, and market development.

As a result of this initiative, the Company recorded a total of $57 million in employee severance and other termination costs in 2008. Of these costs, $5 million was recorded as cost of products, $31 million was recorded as cost of services, $16 million was recorded as selling, general and administrative expense and the remaining $5 million was recorded as research and development expense. Of the $57 million total expense recognized in 2008, $40 million was recorded as a discrete cost in accordance with Statement of Financial Accounting Standards No. 112 (SFAS 112), *Employers' Accounting for Postemployment Benefits*, when the severance liabilities were determined to be probable and reasonably estimable. The remaining $17 million was recorded in accordance with Statement of Financial Accounting Standards No. 146 (SFAS 146), *Accounting for Costs Associated with Exit or Disposal Activities*.

The realignment activities and the associated costs recognized during 2008 for approximately 900 employee terminations relate to each of our reportable segments of Americas, EMEA and APJ.

The Company made $30 million in severance payments during 2008. As of December 31, 2008, there is a remaining accrued liability balance of $26 million, including immaterial effects from foreign currency translation. This liability is recorded in the Consolidated Balance Sheet in other current liabilities as the Company expects that payment of the remaining obligation will occur in 2009.

The actions taken to date are expected to generate annualized savings of approximately $40 million. We realized approximately half of that amount during 2008 and expect to achieve the full, annualized savings beginning in 2009. The Company continues to identify additional opportunities focusing on organizational design, process re-engineering and business process outsourcing and therefore, expects additional realignment activities through 2010 as a result of this initiative. The costs and related savings from these additional activities are not reasonably estimable at this time as we are in the process of defining the scope of the activities and quantifying the impacts thereof.

The costs of these realignment initiatives are not expected to have a significant impact on the Company's financial position, revenues, liquidity or sources and uses of capital resources. The realignment costs are expected to be funded by the Company's cash on hand and cash flows from operations, and although this will result in short-term cash outflows, the Company expects future cost savings and no adverse impact to revenue as a result of these changes.

Manufacturing Realignment In the first quarter of 2007, the Company initiated a manufacturing realignment initiative primarily related to its ATM products, which included outsourcing certain manufacturing activities in the Americas region and shifting other manufacturing activities from high cost to low cost geographies in the EMEA region as well as the APJ region. This realignment resulted in approximately 1,100 employee terminations and, as expected, improved productivity and freed capital in order to invest the related cost savings in revenue-generating programs such as sales, engineering and market development. As a result of this realignment, in 2007, the Company recorded realignment costs of $40 million, in cost of products, related to employee severance and other termination benefits ($32 million recorded as a discrete cost in accordance with SFAS 112, with the remainder recorded in accordance with SFAS 146). In addition, the Company incurred costs of $8 million associated with training, travel and professional services during the year ended December 31, 2007, which were directly related to this realignment initiative and were expensed as incurred. As of December 31, 2007, $11 million of the reserve remained for this initiative, of which, approximately $10 million was utilized through the year ended December 31, 2008. The remaining reserve balance of approximately $1 million as of December 31, 2008 is expected to be paid in 2009.

Japan Realignment In the third quarter of 2007, NCR commenced a realignment program in Japan, which was primarily focused on its customer services. The realignment program, which resulted in approximately 130 employee terminations, included actions to improve operating efficiency and strengthen the Company's competitive position in Japan. As a result of this realignment program, in 2007, the Company recorded $28 million as a discrete cost for employee severance in accordance with SFAS 112 ($19 million in cost of services and $9 million in selling, general and administrative expense). As a result of the payments made, as of December 31, 2007, $7 million of the reserve for this initiative remained, including immaterial effects from

foreign currency translation, which was fully utilized during the year ended December 31, 2008. Beginning in the fourth quarter of 2007, the Company started realizing cost savings related to this initiative and achieved targeted cost savings of $10 to $12 million on an annualized basis.

Fiscal 2007 and prior years' realignment programs Through 2007, we continued with our re-engineering plan announced in 2002 to drive operational efficiency throughout our Company. We targeted process improvements to drive simplification, standardization, globalization and consistency across the organization. We continued to eliminate unnecessary costs and expenses from our core businesses and corporate infrastructure. As a result of these efforts, in 2006, we achieved our target of delivering $350 million of annualized cost savings, using 2002 as a starting point. In 2006, to further improve profitability in the Americas segment, NCR offered an early retirement program to qualified customer service engineers in the United States. As a result of participant election, the Company recorded a non-cash increase in pension expense during the first quarter of 2006 of $9 million.

Real estate consolidation and restructuring One of the elements of our re-engineering initiatives is our real estate consolidation and restructuring plan. During 2008, we sold 8 properties, representing approximately 2% reduction in total properties from 2007. During 2007, we sold 7 properties, representing approximately a 3% reduction in total properties from 2006. In 2007, we also distributed 21 properties to Teradata in connection with its spin-off. During 2006, we reduced our number of properties by 51, representing approximately a 17% reduction in total properties from 2005. We will continue to evaluate our real estate portfolio of owned and leased properties in order to lower our overall facility costs.

Effects of Pension, Postemployment and Postretirement Benefit Plans

NCR's income from continuing operations for the years ended December 31 were impacted by certain employee benefit plans as shown below:

In millions	2008	2007	2006
Pension expense	**$ 25**	$ 38	$122
Postemployment expense	**91**	114	63
Postretirement benefit	**(2)**	(1)	—
Total expense	**$114**	$151	$185

In 2008, pension expense decreased to $25 million compared to $38 million in 2007 primarily due to a reduction in actuarial loss amortization, driven by actuarial gains resulting from higher discount rates and the benefit of strong actual returns on plan assets in prior years. In 2008, approximately 56% of the pension expense was included in selling, general and administrative and research and development expenses, with the remaining 44% included in cost of products and services. The decrease in pension expense in 2007 was due primarily to the Company's decision to freeze its U.S. pension plan effective January 1, 2007. The re-measurement of certain international plans necessitated by the spin-off of Teradata also reduced pension expense during 2007, primarily due to increases in discount rates. We currently expect pension expense of approximately $170 million in 2009. The expected increase in pension expense in 2009 is due to higher actuarial loss amortization and lower expected return on plan assets resulting from the negative return on plan assets that we experienced in 2008.

Postemployment expense (severance and disability medical) decreased to $91 million in 2008 compared to $114 million in 2007. This decrease was primarily due to reduced realignment activity in 2008 as compared to 2007. In 2008, postemployment plan expense included $40 million of costs related to organizational realignment activities as compared to $60 million of costs related to manufacturing and Japan realignment activities in 2007. In 2008, approximately 84% of total postemployment expense was included in cost of products and services, with the balance included in selling, general and administrative and research and development expenses. Postemployment expense increased to $114 million in 2007 compared to $63 million in 2006. This was primarily driven by the manufacturing realignment and Japan realignment initiatives as discussed in this MD&A and Note 3, "Restructuring and Real Estate Transactions," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Postretirement plans provided a $2 million benefit in 2008 compared to a $1 million benefit in 2007. This was primarily due to favorable claims experience. There was a $1 million benefit in 2007 compared to no postretirement plan expense in 2006. This decrease was primarily due to favorable claims experience and adjustments to the design of our plans, such as changes in co-pays, contributions and deductibles.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses increased $29 million to $713 million in 2008 from $684 million in 2007. Selling, general, and administrative expenses as a percentage of revenue improved to 13.4% in 2008 from 13.8% in 2007. In 2008, selling, general and administrative expenses included $16 million of organizational realignment costs and $12 million of costs related to legal matters offset by $23 million in gains from the sale of two properties in Canada. In 2007, selling, general, and administrative expenses included $23 million of expenses related to the Japan realignment and the spin-off of Teradata. After considering these items, the increase in selling, general, and administrative expenses was due primarily to the impact of foreign currency translation and continued investments in sales and demand creation.

Selling, general, and administrative expenses increased $30 million to $684 million in 2007 from $654 million in 2006. As a percentage of revenue, these expenses were 13.8% in 2007 compared to 14.3% in 2006. Selling, general and administrative expenses increased by $22 million primarily due to investments in sales and demand creation offset by expense reductions of $6 million across our business. In 2007, expenses also increased by $13 million due to incremental stock-based compensation expense related to the modification of stock-based compensation awards in connection with the spin-off of Teradata.

Research and Development Expenses

Research and development expenses increased by $11 million to $148 million in 2008, from $137 million in 2007. In 2008, research and development expenses included $5 million of organizational realignment costs. The remaining increase in expense in 2008 is due to new product introductions, including the NCR SelfServ family of ATMs, FastLane self check-out, XpressPort, and RealPOS 70XRT.

In 2007, research and development expenses increased by $18 million to $137 million from $119 million in 2006 due to continued emphasis on new product introductions, specifically in the financial services and retail and hospitality industries.

Interest and Other Income Items

Interest expense was $22 million in 2008 and $24 million in 2007 and 2006. In 2003, the Company entered into an interest rate swap agreement that converted $50 million of debt to a variable rate. Changes in interest rates could raise the variable rate of the swap above the fixed rate of the debt, which would lead to higher interest expense and cash outflows.

Other expense, net was $11 million in 2008 compared to other income, net of $37 million in 2007 and $29 million in 2006. Other income includes items such as minority interest, gains or losses on equity investments, costs and recoveries related to environmental matters that relate to businesses previously disposed of, and interest income. Interest income was $23 million in 2008, $55 million in 2007, and $35 million in 2006. The decrease in interest income in 2008 compared to 2007 is due to a combination of declining interest rates and lower invested cash balances throughout the year. The increase in 2007 compared to 2006 was primarily due to higher interest rates and cash balances during 2007. Other expense, net included $28 million and $14 million in 2008 and 2007, respectively, for increases to the reserve related to the Fox River environmental matter.

Income Taxes

The effective tax rate was 20% in 2008, 26% in 2007, and 5% in 2006. During 2008, we favorably settled examinations with the Internal Revenue Service (IRS) for the tax years of 2000 through 2006 that resulted in a $19 million tax benefit. In addition, the effective tax rate was benefited in 2008 by $26 million from the

repatriation of earnings from international subsidiaries at an effective tax rate lower than previously estimated. These favorable items were partially offset by an unfavorable mix of taxable profits and losses by country. The tax rate in 2007 was unfavorably impacted by a $10 million net adjustment to increase tax expense. See Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional information on the net adjustment. The 2006 tax rate included non-recurring benefits from foreign exchange losses on remittances from foreign subsidiaries. We anticipate that our effective tax rate will be approximately 25% in 2009. However, changes in profit mix or other events, such as tax audit settlements or changes in our valuation allowances, could impact this anticipated rate.

While we are subject to numerous foreign tax audits, we believe that the appropriate reserves exist for issues that might arise from these audits. Should these audits be settled, the resulting tax effect could impact the tax provision and cash flows in future periods. At this time, the Company does not expect any significant changes in unrecognized tax benefits in 2009.

Results of Discontinued Operations

For the years ended December 31 In millions	2008	2007 (1)	2006
Total revenue	$—	$1,223	$1,560
Total operating expenses	4	1,046	1,241
Pretax (loss) income from discontinued operations	(4)	177	319
Income tax (benefit) expense	(1)	74	88
(Loss) income from discontinued operations	$ (3)	$ 103	$ 231

(1) NCR completed the spin-off of the Teradata Data Warehousing business on September 30, 2007.

Due to the spin-off, the Teradata Data Warehousing business has been classified as a discontinued operation in the Company's consolidated financial statements for all periods presented. For the year ended December 31, 2008, the expense related to discontinued operations was primarily due to professional and consulting fees. Income from discontinued operations for the year ended December 31, 2007 was lower compared to the year ended December 31, 2006 since only nine months of operations were included in 2007, and due to approximately $55 million of spin-related costs that were non-recurring and directly related to affecting the spin-off transaction on September 30, 2007. These non-recurring costs were primarily for investment banking, legal, tax, accounting, and other professional and consulting fees. In accordance with Emerging Issues Task Force Issue No. 87-24 (EITF No. 87-24), *Allocation of Interest to Discontinued Operations*, certain corporate overhead expenses previously allocated to Teradata were excluded from discontinued operations and recorded in NCR's continuing operations as they were ongoing expenses of NCR. These corporate overhead expenses related to general management, tax, investor relations, and public relations and totaled $4 million for the year ended December 31, 2007 and $7 million for the year ended December 31, 2006. See Note 12, "Discontinued Operations" of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional information related to the Teradata spin-off.

Revenue and Gross Margin by Segment

NCR's products, services, and solutions enable our customers to connect, interact and transact with their customers and include: ATM hardware and software; traditional point-of-sale (POS) and self checkout solutions; self-service kiosk solutions; business consumables; solutions that digitally capture, process and retain item-based transactions; maintenance of NCR solutions; consulting, installation, implementation, and customer support services; as well as the maintenance and sale of third-party products and services. On January 1, 2008, we reorganized our business and the management thereof to a functional geographic model, changing from the previous model of global business units organized by product and service offering. In order to align the

Company's external reporting of its financial results with this organizational change, the Company modified its segment reporting. The Company now reports on three segments:

- Americas;
- Europe, Middle East and Africa (EMEA); and
- Asia Pacific and Japan (APJ).

Each of these segments derives its revenues by selling products and services to the financial services, retail and hospitality, travel and gaming, healthcare and public sector, entertainment and software and technology services industries. In addition, each segment sells products and services across the entire NCR product and service portfolio within their geography. We have reclassified prior period segment information presented to conform to the current period presentation.

Segments are measured for profitability by the Company's chief operating decision maker based on revenue and segment gross margin. For purposes of discussing our results by segment, we exclude the impact of certain items from segment gross margin, consistent with the manner by which management views each segment and reports our operating segment results under Statement of Financial Accounting Standards No. 131 (SFAS 131), *Disclosures about Segments of an Enterprise and Related Information*. This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance.

The effect of pension expense on segment gross margin, which was $11 million in 2008, $24 million in 2007, and $69 million in 2006, has been excluded for each reporting segment presented below. In addition, organizational realignment costs of $36 million have been excluded from total segment gross margin in 2008 and manufacturing realignment costs and related expenses of $48 million and Japan restructuring costs of $19 million have been excluded from total segment gross margin in 2007 when evaluating segment performance. Our segment results are reconciled to total income from operations reported under accounting principles generally accepted in the United States of America (otherwise known as GAAP) in Note 13, "Segment Information and Concentrations," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Americas Segment

The following table presents the Americas revenue and segment gross margin for the years ended December 31:

Americas In millions	2008	2007	2006
Revenue	**$2,269**	$2,148	$2,096
Gross margin	**$ 437**	$ 432	$ 427
Gross margin as a percentage of revenue	**19.3%**	20.1%	20.4%

Americas revenue increased 6% in 2008 from 2007 due to higher sales volume from both products and services. Foreign currency fluctuations provided a minimal benefit to the year-over-year revenue comparison. The revenue increase was driven by growth in the United States and Caribbean and Latin America countries primarily in the financial services and software and technology industries, partially offset by declines in the retail and hospitality industries.

Gross margin as a percentage of revenue declined 0.8% in 2008 as compared to 2007. This decrease in gross margin percentage was due to the unfavorable revenue mix in comparison to the prior year, primarily attributable to roll outs to large customers in the financial services and retail and hospitality industries at lower margins in 2008.

Americas revenue increased 2% in 2007 from 2006. Foreign currency fluctuations provided a 1% benefit to the year-over-year revenue comparison. The increase in revenue was due to double digit growth in sales volume in both products and services from Caribbean and Latin America countries and growth in sales volume in our services in the United States.

Gross margin as a percentage of revenue declined 0.3% in 2007 as compared to 2006. Gross margin was benefited by slightly higher margins from services and continued emphasis on cost reduction initiatives which were more than offset by lower margins from an unfavorable geographic and revenue mix.

Europe, Middle East & Africa (EMEA) Segment

The following table presents EMEA revenue and segment gross margin for the years ended December 31:

EMEA In millions	2008	2007	2006
Revenue	**$2,066**	$1,906	$1,675
Gross margin	**$ 556**	$ 485	$ 383
Gross margin as a percentage of revenue	**26.9%**	25.4%	22.9%

EMEA revenue increased 8% in 2008 compared to 2007. Foreign currency fluctuations provided 2% of benefit to the year-over-year revenue comparison. The revenue increase was driven by strong demand and higher volume of sales for our products and services in Middle Eastern and African countries to financial services and retail and hospitality customers. In addition, the Eastern European countries also experienced significant revenue growth.

Gross margin as a percentage of revenue increased 1.5% in 2008 as compared to 2007. The gross margin percentage increased as we continued to realize the benefits of lower manufacturing and service delivery costs as a result of the realignment initiatives.

Revenue increased 14% in 2007 compared to 2006. Foreign currency fluctuations provided 6% of benefit to the year-over-year comparison. In 2007, revenues increased due to higher volume of products and services to financial services and retail and hospitality customers, particularly due to strong demand for our products and services in certain Western European, Middle Eastern, African, and Eastern European markets.

Gross margin as a percentage of revenue increased 2.5% in 2007 as compared to 2006. The margin percentage increased due to favorable geographic revenue mix, lower service delivery costs and the reduced cost of products in the second half of 2007 from the Company's manufacturing realignment initiative as described previously.

Asia Pacific & Japan (APJ) Segment

The following table presents APJ's revenue and segment gross margin for the years ended December 31:

APJ In millions	2008	2007	2006
Revenue	**$ 980**	$ 916	$ 811
Gross margin	**$ 237**	$ 216	$ 195
Gross margin as a percentage of revenue	**24.2%**	23.6%	24.0%

APJ revenue increased 7% in 2008 compared to 2007. Foreign currency fluctuations provided a 6% benefit to the year-over-year revenue comparison. Revenue increased in the APJ segment due to volume growth in both services and product sales primarily in China, Japan and Australia in the retail and hospitality and financial services industries.

Gross margin as a percentage of revenue increased 0.6% in 2008 as compared to 2007 as cost savings from prior realignment activities more than offset an unfavorable geographic and revenue mix.

APJ revenue increased 13% in 2007 compared to 2006. Foreign currency fluctuations provided a 5% benefit to the year-over-year revenue comparison. The revenue increase in 2007 was driven by higher sales to financial services and retail and hospitality customers, primarily in India, Australia and China.

Gross margin as a percentage of revenue decreased 0.4% in 2007 as compared to 2006. Gross margin benefited from lower services delivery costs and continued emphasis on cost reduction but was more than offset by an unfavorable geographic revenue mix.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

For 2008, cash provided by operating activities increased $264 million, primarily driven by improvements to NCR's working capital position, which included reductions in receivables and inventory of $249 million and $25 million, respectively.

NCR's management uses a non-GAAP measure called "free cash flow," which we define as net cash provided by operating activities less capital expenditures for property, plant and equipment, and additions to capitalized software, to assess the financial performance of the Company. Free cash flow does not have a uniform definition under GAAP; therefore, NCR's definition may differ from other companies' definitions of this measure. The components used to calculate free cash flow are GAAP measures taken directly from the Consolidated Statements of Cash Flows. We believe free cash flow information is useful for investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing business, strategic acquisitions, repurchase of NCR stock and repayment of debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP. The table below shows the changes in net cash provided by operating activities and capital expenditures from NCR's continuing operations for the years ended December 31:

In millions	2008	2007	2006
Cash provided by operating activities	**$415**	$151	$190
Less: Expenditures for property, plant and equipment	**(75)**	(64)	(99)
Less: Additions to capitalized software	**(63)**	(48)	(45)
Free cash flow	**$277**	$ 39	$ 46

Capital expenditures increased $11 million, and capitalized software additions increased $15 million, resulting in a net increase in free cash flow of $238 million in comparison to 2007. Capital expenditures and additions to capitalized software were both higher due to planned expenditures related to significant, new product roll outs in 2008 and investments in information technology. We expect free cash flow to be lower in 2009 than in 2008 due to the significant improvement in working capital in 2008, lower expected operating income, and cash requirements expected for severance payments, pension plan contributions, and the Fox River environmental matter.

For 2007, cash provided by operating activities decreased by $39 million, capital expenditures decreased by $35 million and additions to capitalized software increased by $3 million, resulting in a net decrease in free cash flow of $7 million compared to 2006. The decrease in cash provided by operating activities was primarily driven by higher accounts receivable due to increased revenue volume in the Company's fourth quarter. In addition, cash provided by operating activities and free cash flow in 2007 was impacted by approximately $55 million of cash payments related to the manufacturing realignment and Japan realignment initiatives primarily for severance and transition costs. Capital expenditures were higher in 2006 due to certain planned expenditures related to real estate initiatives and replacement of an older aircraft.

Financing activities and certain other investing activities are not included in our calculation of free cash flow. During 2008, we received net proceeds of $59 million from the sale of property and expended $65 million related to acquisition and equity investment activity. Our financing activities in 2008 primarily consisted of cash outflows for our share repurchase program, which totaled $494 million, offset by proceeds of $17 million from employee stock plans. The net impact of our share purchases and issuances in 2008 was a reduction of

approximately 20.6 million shares outstanding as compared to 2007. In 2007, repurchases of shares totaled $83 million, while inflows from stock plans were $48 million. The increase in both the cash outflow and number of shares for repurchases in 2008 as compared to 2007 was due to the fact that NCR did not repurchase shares during the first nine months of 2007 due to the then pending spin-off of Teradata. The decline in inflows from stock plans was primarily due to lower option exercise levels caused by market conditions and the decline in our stock price during 2008.

The share repurchases are part of a program authorized by NCR's Board of Directors. Going forward, the amount of share repurchases may vary from past years depending on several factors, including the level of employee equity compensation awards, the level of stock option exercises, the level of activity related to the employee stock purchase plan, and additional authorizations by NCR's Board of Directors, if any, to repurchase shares.

In 2007, other investing activities included net proceeds of $31 million from the sale of property and $12 million of cash used primarily for acquisition-related activity. Our financing activities in 2007 included a $200 million cash contribution to Teradata in connection with the spin-off. In addition, financing activities primarily consisted of cash outflows from our share repurchase activities and cash inflows from the issuance of shares through our employee stock plans. During 2007, cash outflows from share repurchases were $83 million as compared to $280 million in 2006. As discussed above, NCR did not purchase shares from the open market until after the spin-off of Teradata was completed on September 30, 2007. Cash inflows from stock plans were $48 million in 2007 compared to $89 million in 2006; the decrease was driven by a decline in the number of options exercised by employees in 2007. The net impact of our share purchases and issuances in 2007 was a reduction of approximately one million shares outstanding as compared to 2006.

Net cash used by discontinued operations was $19 million in 2008 compared to cash provided by discontinued operations of $154 million and $210 million in 2007 and 2006, respectively. NCR completed the spin-off of Teradata on September 30, 2007 and as a result, activity in 2008 related solely to payments for activities and costs associated with the transaction, including the payment of amounts accrued for as of December 31, 2007. Cash flow from discontinued operations was lower in 2007 as compared to 2006 due to the fact that 2007 reflected only nine months of operating activity due to the timing of the spin-off versus a full year of activity in 2006. Further, in 2007 cash provided by discontinued operations was impacted by approximately $38 million of spin-related payments primarily related to legal, accounting, professional and consulting fees, to affect the spin-off.

Our cash and cash equivalents totaled $711 million as of December 31, 2008. We believe our cash flows from operations, the credit facilities we currently have in place and other short- and long-term debt financing, will be sufficient to satisfy our future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements for at least the next twelve months. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described in Item 1A of Part I of this Report. If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of our credit facility and senior notes, we may be required to refinance all or a portion of our existing debt or seek additional financing alternatives. Furthermore, as described below and in Note 6, "Debt Obligations," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, our $300 million senior unsecured notes will become due in the second quarter of 2009. Also, as described below and in Note 9, "Employee Benefit Plans," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, we expect to make pension, postemployment, and retirement plan contributions of approximately $203 million in 2009. While the Company is currently evaluating short- and long-term debt financing to meet its capital and operating requirements in 2009 and subsequent years, we believe that we currently have sufficient cash flows from operations and existing financing to meet our operating requirements, the repayment obligations of the senior unsecured notes, and our pension, postemployment, and retirement plan contributions.

Contractual Obligations In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2008, with projected cash payments in the years shown:

In millions	Total Amounts	2009	2010-2011	2012-2013	2014 and thereafter	All Other
Debt obligations	$ 308	$301	$ 1	$—	$ 6	$—
Interest on debt obligations	16	11	1	1	3	—
Lease obligations	222	49	71	57	45	—
Uncertain tax positions	178	—	—	—	—	178
Purchase obligations	512	423	48	41	—	—
Total obligations	**$1,236**	**$784**	**$121**	**$ 99**	**$ 54**	**$178**

As of December 31, 2008, we have short- and long-term debt totaling $308 million, the majority of which represents our senior unsecured notes due in June of 2009. In 2003, $50 million of the notes were converted to a variable rate through an interest rate swap agreement. Interest payments for the debt are payable semi-annually in arrears on each June 15 and December 15. The notes contain certain covenants typical of this type of debt instrument.

Our lease obligations are primarily for certain sales and manufacturing facilities in various domestic and international locations. Purchase obligations represent committed purchase orders and other contractual commitments for goods or services. The purchase obligation amounts were determined through information in our procurement systems and payment schedules for significant contracts. Included in the amounts are committed payments in relation to the long-term service agreement with Accenture under which, NCR's transaction processing activities and functions are performed.

We have short- and long-term liabilities in relation to the Fox River environmental matter that may require future cash payments. We also have product warranties that may affect future cash flows. These items are not included in the table of obligations shown above, but are described in detail in Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in Item 8 of Part II of this Report.

We have a $178 million liability related to our uncertain tax positions under Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. For additional information, refer to Note 7, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Our U.S. and international employee benefit plans, which are described in Note 9 of the Notes to Consolidated Financial Statements, "Employee Benefit Plans," included in Item 8 of Part II of this Report, could require significant future cash payments. The funded status of NCR's U.S. pension plans is an underfunded position of $1,019 million as of December 31, 2008 compared to an overfunded position of $224 million as of December 31, 2007. The decline in our funded status is primarily attributable to the impact of the negative market environment in 2008 and its impact on the fair value of plan assets. The funded status of our international retirement plans also declined from an overfunded position of $94 million as of December 31, 2007 to an underfunded position of $178 million as of December 31, 2008. Negative asset returns and currency translation, offset somewhat by Company contributions, were the main drivers of this change. The Company did not make any contributions to its U.S. qualified pension plan in 2008, and we do not expect to be required to make any contributions in 2009. During 2006, a new law was enacted in the U.S. that changed the funding requirements for our U.S. pension plan in future years. This legislation altered the manner in which liabilities and asset values are determined for the purpose of calculating required pension contributions and the timing and manner in which required contributions to underfunded pension plans would be made. Additional legislation was passed in December of 2008 which modifies/clarifies some aspects of the previously mentioned legislation and additional

legislative activity relating to these rules continues. Therefore, it is difficult to make projections relative to future funding requirements beyond 2009. Contributions to international and executive pension plans are expected to increase from $83 million in 2008 to approximately $120 million in 2009. We estimate that if no additional legislation is passed, interest rates remain constant, and 2009 asset returns are between +10% and -10%, our global pension contribution requirements will increase from the 2009 expected amount of approximately $120 million to a range of $200 to $250 million in 2010.

On August 6, 2007, the Company amended and renewed its $500 million, five-year unsecured revolving credit facility to update certain terms and conditions. This replacement credit facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the credit facility are based on prevailing market rates. No amount was outstanding under the facility as of December 31, 2008.

Off-Balance Sheet Arrangements We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPE), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2008, we are not involved in any material, unconsolidated SPE transactions.

See Note 11, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for additional information on guarantees associated with NCR's business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and assumptions that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these estimates and assumptions to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Our senior management has reviewed these critical accounting policies and related disclosures with our independent registered public accounting firm and the Audit Committee of our Board of Directors (see Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, which contains additional information regarding our accounting policies and other disclosures required by GAAP).

Revenue Recognition Product revenue includes sales of hardware equipment and software licenses for ATMs and financial terminals, self-service kiosks, POS, check and document imaging and consumables. Service revenue includes revenue from services and maintenance, installation, implementation, professional consulting, and complete systems management for all NCR product offerings noted above as well as for third-party products. NCR records revenue when it is realized, or realizable, and earned. NCR considers these criteria met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. For product sales, revenue is recognized when the customer has assumed risk of loss of the goods sold and all performance obligations are complete. For service sales, revenue is recognized either as the services are provided or, if applicable, after customer acceptance of the services.

NCR's solution offerings typically include hardware, software, professional consulting services and maintenance support services, and as a result, the Company frequently enters into sales arrangements with customers that contain multiple elements or deliverables. For arrangements involving multiple deliverables, when deliverables include software and non-software products and services, NCR applies the provisions of Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), *Revenue Arrangements with Multiple Deliverables*, to separate the deliverables and allocate the total arrangement consideration. Accordingly, NCR evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) the delivered item has value to the customer on a stand-alone basis; (b) there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in control of NCR. Each unit of accounting is then accounted for under the applicable revenue recognition guidance.

In situations where NCR's solutions contain software that is more than incidental to the hardware and services, revenue related to software and software-related elements is recognized in accordance with Statement of Position 97-2 (SOP 97-2), *Software Revenue Recognition*. Revenue for non-software-related elements, for which software is not essential to the functionality, is recognized in accordance with Staff Accounting Bulletin No. 104 (SAB 104), *Revenue Recognition*. In situations when there is appropriate evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Under the residual method, the fair value of undelivered elements is deferred and the remaining

portion of the arrangement fee is allocated to the delivered elements and recognized as revenue. Revenue for maintenance support services is recognized on a straight-line basis over the term of the service contract. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

Revenue recognition for complex contractual arrangements, especially those with multiple elements, requires a significant level of judgment and is based upon a review of specific contracts, past experience, the fair value of undelivered elements when sold separately, creditworthiness of customers, international laws and other factors. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Allowance for Doubtful Accounts We evaluate the collectibility of our accounts receivable based on a number of factors. We establish provisions for doubtful accounts using percentages of our accounts receivable balances as an overall proxy to reflect historical average credit losses and specific provisions for known issues. The percentages are applied to aged accounts receivable balances. Aged accounts are determined based on the number of days the receivable is outstanding, measured from the date of the invoice, or from the date of revenue recognition. As the age of the receivable increases, the provision percentage also increases. This policy is applied consistently among all of our operating segments.

Based on the factors below, we periodically review customer account activity in order to assess the adequacy of the allowances provided for potential losses. Factors include economic conditions and judgments regarding collectibility of account balances, each customer's payment history and creditworthiness.

The allowance for doubtful accounts was $15 million as of December 31, 2008, $19 million as of December 31, 2007, and $18 million as of December 31, 2006. These allowances represent, as a percent of gross receivables, 1.6% in 2008, 1.6% in 2007, and 1.7% in 2006.

Given our experience, the reserves for potential losses are considered adequate, but if one or more of our larger customers were to default on its obligations, we could be exposed to potentially significant losses in excess of the provisions established. We continually evaluate our reserves for doubtful accounts and continued economic deterioration could lead to the need to increase our reserves.

Inventory Valuation Inventories are stated at the lower of cost or market, using the average cost method. Each quarter, we reassess raw materials, work-in-process, parts and finished equipment inventory costs to identify purchase or usage variances from standards, and valuation adjustments are made. Additionally, to properly provide for potential exposure due to slow-moving, excess, obsolete or unusable inventory, a reserve against inventory is established. This reserve is established based on forecasted usage, orders, technological obsolescence and inventory aging. These factors are impacted by market conditions, technology changes and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. On a quarterly basis, we review the current market value of inventory and adjust for any inventory exposure due to age or excess of cost over market value.

We have inventory in more than 40 countries around the world. We purchase inventory from third party suppliers and manufacture inventory at our plants. This inventory is transferred to our distribution and sales organizations at cost plus mark-up. This mark-up is referred to as inter-company profit. Each quarter, we review our inventory levels and analyze our inter-company profit to determine the correct amount of inter-company profit to eliminate. Key assumptions are made to estimate product gross margins, the product mix of existing inventory balances and current period shipments. Over time, we refine these estimates as facts and circumstances change. If our estimates require refinement, our results could be impacted.

Our excess and obsolete reserves were $111 million as of December 31, 2008, $147 million as of December 31, 2007, and $206 million as of December 31, 2006. These reserves represent, as a percent of gross inventory, 13.8% in 2008, 17.0% in 2007, and 24.3% in 2006. The decrease in the excess and obsolete reserve in 2008 and 2007 was due to the scrapping of fully reserved spare parts inventory as well as improved inventory

management and utilization. Although we strive to achieve a balance between market demands and risk of inventory obsolescence or excess quantities caused by these factors, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. The policies described are consistently applied among all of our operating segments.

Warranty Reserves One of our key objectives is to provide superior quality products and services. To that end, we provide a standard manufacturer's warranty extending up to 12 months, allowing our customers to seek repair of products under warranty at no additional cost. A corresponding estimated liability for potential warranty costs is also recorded at the time of the sale. We sometimes offer extended warranties in the form of product maintenance services to our customers for purchase. We defer the fair value of these revenues and recognize revenue over the life of the extended warranty period. Refer to Note 1 "Description of Business and Significant Accounting Policies" in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further information regarding our accounting for extended warranties.

Future warranty obligation costs are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, the total customer revenue is recognized and the associated warranty liability is recorded based upon the estimated cost to provide the service over the warranty period.

Total warranty costs were $65 million in 2008, $41 million in 2007, and $36 million in 2006. Warranty costs as a percent of total product revenues were 2.3% in 2008, 1.5% in 2007, and 1.4% in 2006. Warranty costs increased in 2008 as compared to 2007 due to higher product revenue and an increase in the standard warranty period for select products in certain geographies. Historically, the principal factor used to estimate our warranty costs has been service calls per machine. Significant changes in this factor could result in actual warranty costs differing from accrued estimates. Although no near-term changes in our estimated warranty reserves are currently anticipated, in the unlikely event of a significant increase in warranty claims by one or more of our larger customers, costs to fulfill warranty obligations would be higher than provisioned, thereby impacting results.

Pension, Postretirement and Postemployment Benefits We account for defined benefit pension plans in accordance with SFAS 87, which requires that amounts recognized in financial statements be determined on an actuarial basis. Our postretirement plans are accounted for in accordance with Statement of Financial Accounting Standards No. 106 (SFAS 106), *Employer's Accounting for Postretirement Benefits Other Than Pensions*, and our postemployment plans are accounted for in accordance with SFAS 112. Beginning on December 31, 2006, we also apply SFAS 158, which amends each of these three standards, primarily related to balance sheet presentation and disclosure requirements. We have significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants also use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We generally review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense we have recorded or may record. Postemployment expense impacts all of our segments, while postretirement expense impacts only the Americas segment, as these benefits are only offered to Americas employees. Pension expense is reported at the corporate level and is excluded from our segment results as it is not included in the evaluation of segment performance. See Note 13, "Segment Information and Concentrations" in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for a reconciliation of our segment results to total income from operations.

The key assumptions used in developing our 2008 expense were discount rates of 6.25% for our U.S. pension plans and 6.0% for our postretirement plan. We used an expected return on assets assumption of 7.75% for our U.S. plans in 2008. The U.S. plans represent 66% and 100% of total pension and postretirement plan obligations as of December 31, 2008, respectively. Holding all other assumptions constant, a 0.25% decrease in the discount rate used for the U.S. plans would have increased 2008 expense by approximately $2.9 million ($2.9 million in pension expense and an immaterial change in postretirement expense). Due to the effect of the amortization method described in more detail in Note 9, "Employee Benefit Plans," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report, a 0.25% increase in the discount rate used for the U.S. plans would have decreased expense by $2.6 million ($2.6 million in pension expense and an immaterial change in postretirement expense). A 0.25% change in the expected rate of return on plan assets assumption for the U.S. pension plan would have increased or decreased 2008 pension expense by approximately $8.0 million. Our expected return on plan assets has historically been and will likely continue to be material to net income. While it is required that we review our actuarial assumptions each year at the measurement date, we generally do not change them between measurement dates. We use a measurement date of December 31 for all of our plans.

We intend to use a discount rate of 6.25% and an expected rate of return on assets assumption of 7.75% in determining the 2009 pension and postretirement expense for the U.S. plans. The most significant assumption used in developing our 2009 postemployment plan expense was the assumed rate of involuntary turnover of 5%. The involuntary turnover rate is based on historical trends and projections of involuntary turnover in the future. A 0.25% change in the rate of involuntary turnover would have increased or decreased 2008 expense by approximately $3.6 million. The sensitivity of the assumptions described above is specific to each individual plan and not to our pension, postretirement and postemployment plans in the aggregate.

Environmental and Legal Contingencies Each quarter, we review the status of each claim and legal proceeding and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss, in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), *Accounting for Contingencies*. To the extent that the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue for the low end of the range. Because of uncertainties related to these matters, the use of estimates, assumptions and judgments, and external factors beyond our control, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. Except for the sharing agreement with Appleton Papers Inc. (API) described in Note 11 of Notes to Consolidated Financial Statements, "Commitments and Contingencies," in Item 8 of Part II of this Report with respect to the Fox River matter, when insurance carriers or third parties have agreed to pay any amounts related to costs, and we believe that it is probable that we can collect such amounts, those amounts are reflected as receivables in our consolidated balance sheet.

The most significant legal contingency impacting our Company relates to the Fox River matter, which is further described in detail in Note 11. NCR has been identified as a potentially responsible party (PRP) at the Fox River site in Wisconsin because of polychlorinated biphenyl (PCB) discharges from two carbonless paper manufacturing facilities previously owned by NCR, located along the Fox River.

As described below and in Note 11, while substantial progress has been made in the engineering design of the Fox River clean-up, the extent of our potential liability continues to be subject to significant uncertainties. These uncertainties include the total clean-up costs for each of the segments of the river; the total natural resource damages for the site; the extent to which clean-up and other costs will be allocated to and paid by other PRPs; the solvency of other PRPs; and the extent of NCR's eventual liability.

Our reserve for the Fox River matter as of December 31, 2008 was approximately $88 million (after taking into consideration amounts expected to be recovered under an indemnity agreement, as further discussed in Note 11). The considerations we took into account in estimating our reserve are set forth in Note 11. The Company regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments.

In determining our reserve, we attempt to estimate a range of reasonably possible outcomes for relevant factors, although each range is itself highly uncertain. We use our best estimate within the range if that is possible. Where there is a range of equally likely outcomes, and there is no amount within that range that appears to be a better estimate than any other amount, we use the low end of the range. Our eventual liability for remediation, which we expect will be paid out over a period of at least 11 years (and likely as long as 20 years, and a still longer period for long-term monitoring), will depend on a number of factors, the most significant of which include:

- The total clean-up costs for the site (we use the best estimate within a range of reasonably possible outcomes—$837 million—which consists of the current estimate of the lower river clean-up and long-term monitoring costs developed by the engineering firms working on the design, the projected costs of the upper river clean-up, plus a 15% contingency for possible cost overruns and a 5% contingency for future Government oversight costs);
- The total natural resource damages for the site (we use a best estimate of $76 million, which is based on current information available to us);
- The share NCR and API will jointly bear of the total clean-up costs (we use the low end of the range, which is based primarily on the proximity of the areas to be remediated to the locations at which PCBs from the NCR/API plants were discharged into the Fox River) and of natural resource damages (we use a best estimate);
- The share NCR will bear of the joint NCR/API payments for clean-up costs and natural resource damages (based upon an agreement between NCR and API, and an arbitration award, we utilized a 45% share for NCR of the first $75 million—a threshold that was reached in the second quarter of 2008—and a 40% share for amounts in excess of $75 million); and
- Our transaction costs to defend NCR in this matter, including participation in litigation to establish proper allocation shares (we have estimated the costs we are likely to incur through 2019, the end of the time period the Governments have projected it will take to design and implement the remedy for the Fox River).

AT&T Inc. (AT&T) and Alcatel-Lucent are each responsible for indemnifying NCR for a portion of amounts NCR incurs for the Fox River over a certain threshold. NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term receivable of approximately $45 million as of December 31, 2008, and is deducted in determining the net reserve discussed above.

While it remains difficult to predict, there could be significant changes in the future to some of the above-described assumptions that could have a material effect on the amount of our reserve. Also, there are other estimates for some of these factors that are significantly higher than the estimates described above, and with regard to the third factor—the NCR/API share of total Fox River costs—there is such uncertainty that we cannot quantify the high end of the range of such estimates, although we do not believe it is near 100%. It is the opinion of the Company that the effect of the Fox River matter will have a moderate, but manageable, impact on our liquidity and capital resources, assuming that such amounts discussed above are required to be paid over the time frame currently contemplated. However, if such an amount were required to be paid in a shorter time period, it could have a material impact on our liquidity and capital resources.

Income Taxes We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*, which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable

income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

We had valuation allowances of $478 million as of December 31, 2008 and $441 million as of December 31, 2007, related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax assets. Future changes in local country profitability could result in discrete changes affecting the need for valuation allowances.

On January 1, 2007, the Company began evaluating its estimates and judgments related to uncertain tax positions in accordance with FIN 48. Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement.

Stock-based Compensation We account for employee stock-based compensation costs in accordance with SFAS 123R, which requires us to measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected holding period. Further, as required under SFAS 123R, we estimate forfeitures for options granted, which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results and future changes in estimates may differ from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied, typically at the end of the three-year performance period. The number of shares that will be earned can vary based on actual performance. No shares will vest if the objectives are not met, and in the event the objectives are exceeded, additional shares will vest up to a maximum amount. The cost of these awards is expensed over the performance period based upon management's estimates of achievement against the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, and we incorporate such discussion in this MD&A by reference and make it a part hereof.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes in foreign currency exchange rates and interest rates. We use a variety of measures to monitor and manage these risks, including derivative financial instruments. Since a substantial portion of our operations and revenue occurs outside the United States, and in currencies other than the U.S. Dollar, our results can be significantly impacted by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by the marketing units and of foreign currency denominated inventory sales by the manufacturing units. All of these transactions are firmly committed or forecasted. These foreign exchange contracts are designated as highly effective cash flow hedges. The gains or losses are deferred in other comprehensive income and recognized in the determination of income when the underlying hedged transaction impacts earnings. As we hedge inventory purchases, the ultimate gain or loss from the derivative contract is recorded in cost of products when the inventory is sold to an unrelated third party.

We have exposure to approximately 50 functional currencies. Due to our global operations, weaknesses in some of these currencies are sometimes offset by strengths in others. The U.S. Dollar was slightly weaker in 2008 as compared to 2007 based on comparable weighted averages for our functional currencies. This had a favorable impact of 2% on 2008 revenue versus 2007 revenue. This excludes the effects of our hedging activities and, therefore, does not reflect the actual impact of fluctuations in exchange rates on our operating income.

Our strategy is to hedge, on behalf of each subsidiary, a portion of our non-functional currency denominated cash flows for a period of up to 15 months. As a result, some of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income, as stated in the functional currency) is mitigated in the near term. The amount we hedge and the length of time hedge contracts are entered into may vary significantly. In the longer term (longer than the hedging period of up to 15 months), the subsidiaries are still subject to the impacts of foreign currency fluctuations. In addition, the subsidiary results are still subject to any impact of translating the functional currency results to U.S. Dollars. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations), the gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on other foreign exchange contracts are recognized in other income or expense as exchange rates change.

For purposes of potential risk analysis, we use sensitivity analysis to quantify potential impacts that market rate changes may have on the fair values of our hedge portfolio related to firmly committed or forecasted transactions. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the related gain or loss on the forecasted underlying transaction. A 10% appreciation or depreciation in the value of the U.S. Dollar against foreign currencies from the prevailing market rates would result in a corresponding increase or decrease of $18 million as of December 31, 2008 in the fair value of the hedge portfolio.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2008, the carrying value of our cash and cash equivalents approximated fair value. The interest rate risk associated with our borrowing and investing activities as of December 31, 2008 was not material in relation to our consolidated financial position, results of operations or cash flows.

We utilize non-exchange traded financial instruments, such as foreign exchange forward contracts that we purchase exclusively from highly rated financial institutions. We record these contracts on our balance sheet at fair market value based upon market price quotations from the financial institutions. We do not enter into non-exchange traded contracts that require the use of fair value estimation techniques, but if we did, they could have a material impact on our financial results. Also, we do not enter into hedges for speculative purposes.

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments, such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure

to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Our business often involves large transactions with customers for which we do not require collateral. If one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, a prolonged downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. We believe that the reserves for potential losses are adequate. As of December 31, 2008, we did not have any major concentration of credit risk related to financial instruments.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Responsibility for Financial Statements

We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in our annual report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on currently available information and our judgment of current conditions and circumstances.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, is engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the Board.

The Audit Committee of the Board of Directors, consisting entirely of independent directors who are not employees of NCR, monitors our accounting, reporting, and internal control structure. Our independent registered public accounting firm, internal auditors, and management has complete and free access to the Audit Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

/s/ WILLIAM NUTI	/s/ ANTHONY MASSETTI
William Nuti **Chairman of the Board,** **Chief Executive Officer and President**	**Anthony Massetti** **Senior Vice President and** **Chief Financial Officer**

Form 10-K

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NCR Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 9 to the consolidated financial statements, effective December 31, 2006, the Company changed the manner in which it accounts for defined benefit pension, postretirement, and postemployment plans. Further, as discussed in Note 7 to the consolidated financial statements, effective January 1, 2007, the Company changed the manner in which it accounts for uncertain tax positions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Dayton, Ohio
February 24, 2009

Consolidated Statements of Operations

In millions, except per share amounts

For the years ended December 31	2008	2007	2006
Revenue			
Product revenue	**$2,861**	$2,693	$2,428
Service revenue	**2,454**	2,277	2,154
Total revenue	**5,315**	4,970	4,582
Operating Expenses			
Cost of products	**2,113**	2,035	1,803
Cost of services	**2,019**	1,895	1,852
Selling, general and administrative expenses	**713**	684	654
Research and development expenses	**148**	137	119
Total operating expenses	**4,993**	4,751	4,428
Income from operations	**322**	219	154
Interest expense	**22**	24	24
Other expense (income), net	**11**	(37)	(29)
Income from continuing operations before income taxes	**289**	232	159
Income tax expense	**58**	61	8
Income from continuing operations	**231**	171	151
(Loss) income from discontinued operations, net of tax	**(3)**	103	231
Net income	**$ 228**	$ 274	$ 382
Income per common share from continuing operations			
Basic	**$ 1.40**	$ 0.95	$ 0.84
Diluted	**$ 1.38**	$ 0.94	$ 0.83
Net income per common share			
Basic	**$ 1.38**	$ 1.52	$ 2.12
Diluted	**$ 1.36**	$ 1.50	$ 2.09
Weighted average common shares outstanding			
Basic	**165.3**	180.1	180.0
Diluted	**167.9**	182.7	182.9

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

In millions, except per share amounts

As of December 31	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 711	$ 952
Accounts receivable, net	913	1,167
Inventories, net	692	717
Other current assets	241	252
Total current assets	2,557	3,088
Property, plant and equipment, net	308	313
Goodwill	84	64
Prepaid pension cost	251	776
Deferred income taxes	645	210
Other assets	410	329
Total assets	$4,255	$4,780
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings	$ 301	$ 1
Accounts payable	492	516
Payroll and benefits liabilities	210	231
Deferred service revenue and customer deposits	317	359
Other current liabilities	373	423
Total current liabilities	1,693	1,530
Long-term debt	7	307
Pension and indemnity plan liabilities	1,424	433
Postretirement and postemployment benefits liabilities	359	359
Deferred income taxes	9	45
Income tax accruals	155	165
Other liabilities	143	165
Minority interests	25	19
Total liabilities	3,815	3,023
Commitments and contingencies (Note 11)		
Stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding as of December 31, 2008 and December 31, 2007	—	—
Common stock: par value $0.01 per share, 500.0 shares authorized, 158.1 and 178.2 shares issued and outstanding as of December 31, 2008 and December 31, 2007 respectively	2	2
Paid-in capital	248	683
Retained earnings	1,834	1,608
Accumulated other comprehensive loss	(1,644)	(536)
Total stockholders' equity	440	1,757
Total liabilities and stockholders' equity	$4,255	$4,780

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

In millions

For the years ended December 31	2008	2007	2006
Operating activities			
Net Income	**$ 228**	$ 274	$ 382
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations	**3**	(103)	(231)
Depreciation and amortization	**109**	110	104
Stock-based compensation expense	**41**	42	20
Excess tax benefit from stock-based compensation	**(2)**	(9)	(10)
Deferred income taxes	**—**	(7)	8
Gains on sale of property, plant, and equipment, net	**(27)**	(2)	(9)
Changes in operating assets and liabilities:			
Receivables	**249**	(166)	(66)
Inventories	**25**	(76)	(76)
Current payables and accrued expenses	**(56)**	52	67
Deferred service revenue and customer deposits	**(42)**	43	32
Employee severance and pension	**(43)**	(31)	24
Other assets and liabilities	**(70)**	24	(55)
Net cash provided by operating activities	**415**	151	190
Investing activities			
Expenditures for property, plant and equipment	**(75)**	(64)	(99)
Proceeds from sales of property, plant and equipment	**59**	31	59
Additions to capitalized software	**(63)**	(48)	(45)
Other investing activities, business acquisitions and divestitures, net	**(65)**	(12)	(6)
Net cash used in investing activities	**(144)**	(93)	(91)
Financing activities			
Repurchases of Company common stock	**(494)**	(83)	(280)
Excess tax benefit from stock-based compensation	**2**	9	10
Short-term borrowings, repayments	**—**	—	(1)
Long-term debt, additions	**—**	—	1
Proceeds from employee stock plans	**17**	48	89
Distribution to discontinued operations	**—**	(200)	—
Other financing activities, net	**—**	(1)	(3)
Net cash used in financing activities	**(475)**	(227)	(184)
Cash flows from discontinued operations			
Net cash (used in) provided by operating activities	**(19)**	223	292
Net cash used in investing activities	**—**	(74)	(89)
Net cash provided by financing activities	**—**	5	7
Net cash (used in) provided by discontinued operations	**(19)**	154	210
Effect of exchange rate changes on cash and cash equivalents	**(18)**	20	12
(Decrease) increase in cash and cash equivalents	**(241)**	5	137
Cash and cash equivalents at beginning of year	**952**	947	810
Cash and cash equivalents at end of year	**$ 711**	$ 952	$ 947
Supplemental data			
Cash paid during the year for:			
Income taxes	**$ 108**	$ 123	$ 60
Interest	**$ 22**	$ 24	$ 24

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

In millions

	Common Stock				Accumulated Other	
	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive (Loss) Income	Total
December 31, 2005	**182**	**$ 2**	**$ 794**	**1,518**	**$ (279)**	**$2,035**
Employee stock purchase and stock compensation plans	5	—	141	—	—	141
Repurchase of Company common stock	(8)	—	(280)	—	—	(280)
Adoption of FASB Statement No. 158 (Note 9)	—	—	—	—	(710)	(710)
Subtotal	179	2	655	1,518	(989)	1,186
Net income	—	—	—	382	—	382
Other comprehensive income (loss), net of tax:						
Currency translation adjustments	—	—	—	—	39	39
Unrealized losses on securities	—	—	—	—	(2)	(2)
Changes in additional minimum pension liability, net of tax of $133	—	—	—	—	279	279
Unrealized losses on derivatives	—	—	—	—	(3)	(3)
Comprehensive income	—	—	—	382	313	695
December 31, 2006	**179**	**$ 2**	**$ 655**	**$1,900**	**$ (676)**	**$1,881**
Employee stock purchase and stock compensation plans	2	—	115	—	—	115
Repurchase of Company common stock	(3)	—	(83)	—	—	(83)
Adoption of FIN 48	—	—	—	(5)	—	(5)
Subtotal	178	2	687	1,895	(676)	1,908
Net income	—	—	—	274	—	274
Other comprehensive income (loss), net of tax:						
Currency translation adjustments	—	—	—	—	15	15
Unrealized losses on securities, net of tax benefit of $1	—	—	—	—	(4)	(4)
Benefit plans, net (Note 9)	—	—	—	—	120	120
Unrealized losses on derivatives, net of tax benefit of $1	—	—	—	—	(3)	(3)
Comprehensive income	—	—	—	274	128	402
Spin-off of Teradata (Note 12)	—	—	(4)	(561)	12	(553)
December 31, 2007	**178**	**$ 2**	**$ 683**	**$1,608**	**$ (536)**	**$1,757**
Employee stock purchase and stock compensation plans	**2**	**—**	**59**	**—**	**—**	**59**
Repurchase of Company common stock	**(22)**	**—**	**(494)**	**—**	**—**	**(494)**
Subtotal	**158**	**2**	**248**	**1,608**	**(536)**	**1,322**
Net income	**—**	**—**	**—**	**228**	**—**	**228**
Other comprehensive loss, net of tax:						
Currency translation adjustments	**—**	**—**	**—**	**—**	**(201)**	**(201)**
Unrealized losses on securities, net of tax benefit of $1	**—**	**—**	**—**	**—**	**(7)**	**(7)**
Benefit plans, net (Note 9)	**—**	**—**	**—**	**—**	**(893)**	**(893)**
Unrealized losses on derivatives	**—**	**—**	**—**	**—**	**(7)**	**(7)**
Comprehensive income (loss)	**—**	**—**	**—**	**228**	**(1,108)**	**(880)**
Spin-off of Teradata (Note 12)	**—**	**—**	**—**	**(2)**	**—**	**(2)**
December 31, 2008	**158**	**$ 2**	**$ 248**	**$1,834**	**$(1,644)**	**$ 440**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Note 1 Description of Business and Significant Accounting Policies

Description of Business NCR Corporation (NCR or the Company, also referred to as "we," "us" or "our") and its subsidiaries provide technology and services that are designed specifically to enable NCR's customers to connect, interact and transact with their customers.

NCR provides specific solutions for a range of industries including financial services, retail and hospitality, travel and gaming, healthcare and public sector, entertainment and software and technology services. NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Classification of operations following Teradata Spin-off On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free stock dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007. Upon the distribution of Teradata, NCR stockholders received 100% (approximately 181 million shares) of the common stock of Teradata, which is now an independent public company trading under the symbol "TDC" on the New York Stock Exchange.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets,* the results of operations, assets, liabilities and cash flows of Teradata have been presented as a discontinued operation for all periods presented in this Form 10-K. See Note 12, "Discontinued Operations" for a further discussion of the spin-off of Teradata. Unless otherwise stated, these Notes to Consolidated Financial Statements exclude information related to the Teradata Data Warehousing business.

In connection with the spin-off of Teradata, the Company incurred approximately $71 million of costs in 2007. These costs were primarily for legal, accounting, other professional and consulting fees. Approximately $55 million was directly related and incurred to affect the spin-off and has been included in income from discontinued operations in the Consolidated Statement of Operations. The remaining spin-related costs of $16 million were included in the results of continuing operations, primarily in selling, general and administrative expenses for the year ended December 31, 2007. The spin-related costs included in continuing operations are primarily due to the modifications of stock options and restricted stock awards to NCR employees in connection with the spin-off.

Out of Period Adjustments In the second quarter of 2007, the Company recorded an adjustment to increase income tax expense by $17 million relating to immaterial errors originating in prior years. The adjustment was composed of an increase to income tax expense of $25 million due to an understatement of income tax expense in the years 2001 through 2006 relating to the accounting for income taxes on intercompany profit. This adjustment was offset, in part, by an adjustment to reduce income tax expense by $8 million as a result of an overstatement of income tax expense (and the related liability) in 2006 due to an error in preparing that year's income tax provision. Of the total $17 million adjustment, the amount recorded in the results from continuing operations was $10 million and the remaining $7 million was recorded in the results from discontinued operations. The Company determined that the impact of these corrections in all prior interim and annual periods and to 2007 results was immaterial to the results of operations.

Basis of Consolidation The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore, exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no significant influence, such as representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. In addition, the Company is required to determine whether it is the primary beneficiary of

economic income or losses that may be generated by variable interest entities in which the Company has such an interest. In circumstances where the Company has determined it is the primary beneficiary, consolidation of that entity is required.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States (otherwise referred to as GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition NCR's revenue recognition policy is consistent with the requirements of Statement of Position 97-2 (SOP 97-2), *Software Revenue Recognition*, Staff Accounting Bulletin No. 104 (SAB 104), *Revenue Recognition*, Emerging Issues Task Force Issue No. 00-21 (Issue 00-21), *Revenue Arrangements with Multiple Deliverables*, and other applicable revenue recognition guidance and interpretations. The Company records revenue, net of taxes, when it is realized, or realizable, and earned. The Company considers these criteria met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is recognized when the customer has assumed risk of loss of the goods sold and all performance obligations are complete. For service sales, revenue is recognized as the services are provided or ratably over the service period.

NCR frequently enters into multiple-element arrangements with its customers including hardware, software, professional consulting services and maintenance support services. For arrangements involving multiple deliverables, where deliverables include software and non-software products and services, NCR applies the provisions of Issue 00-21 to separate the deliverables and allocate the total arrangement consideration. Each unit of accounting is then accounted for under the applicable revenue recognition guidance.

In situations where NCR's solutions contain software that is more than incidental to the hardware and services, revenue related to the software and software-related elements is recognized in accordance with SOP 97-2. Fair value of software and software-related elements is supported by vendor-specific objective evidence (VSOE). VSOE of fair value is established by the price charged when each element is sold separately. In situations when there is appropriate evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Under the residual method, the fair value of undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue.

NCR's customers may request that delivery and passage of title and risk of loss occur on a bill and hold basis. For these transactions, the Company recognizes revenue in accordance with SAB 104. For each of the three years ended December 31, 2008, the amount from bill and hold transactions approximated 1% or less of total revenue.

Shipping and Handling Costs related to shipping and handling are included in cost of products in the Consolidated Statements of Operations.

Cash and Cash Equivalents All short-term, highly liquid investments having original maturities of three months or less are considered to be cash equivalents.

Allowance for Doubtful Accounts NCR establishes provisions for doubtful accounts using percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. Service parts are included in inventories and include reworkable and non-reworkable service parts. The Company regularly reviews inventory quantities on hand, future purchase commitments with suppliers and the estimated utility of inventory. If the review indicates a reduction in utility below carrying value, inventory is reduced to a

new cost basis. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Long-Lived Assets

Capitalized Software Certain direct development costs associated with internal-use software are capitalized within other assets and amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software on a straight-line basis over four years beginning when the asset is substantially ready for use as this is considered to approximate the usage pattern of the software.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized over the estimated useful lives of the resulting software. The Company amortizes capitalized software on a sum-of- the-years' digits basis over three years beginning when the product is available for general release, as this is considered to approximate the sales pattern of the software. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred. The following table identifies the activity relating to total capitalized software:

In millions	2008	2007	2006
Beginning balance as of January 1	**$ 75**	$ 69	$ 59
Capitalization	**63**	48	47
Amortization	**(46)**	(42)	(37)
Ending balance as of December 31	**$ 92**	$ 75	$ 69

Goodwill Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets*, requires the identification of reporting units, which NCR has determined to be the operating segments described in Note 13, "Segment Information and Concentrations." Goodwill is allocated to the reporting units for the purposes of goodwill impairment testing, which is performed at least annually in the fourth quarter. The impairment test is also performed if an event occurs or when circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Property, Plant and Equipment Property, plant and equipment, leasehold improvements and rental equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Machinery and other equipment are depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter.

Assets classified as held for sale in accordance with the criteria outlined in SFAS 144, are not depreciated.

Valuation of Long-Lived Assets Long-lived assets such as property, plant and equipment, software and equity method investments are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or in the period in which the held for sale criteria of SFAS 144 are met. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount.

Warranty and Sales Returns Provisions for product warranties and sales returns and allowances are recorded in the period in which the related product revenue is recognized. The Company accrues warranty reserves and sales returns and allowances using percentages of revenue to reflect the Company's historical average warranty and sales return claims.

In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of product maintenance services. For contracts that are not separately priced but include product maintenance, the Company defers revenue at an amount equal to its objective and reliable fair value (VSOE for transactions subject to the provisions of SOP 97-2) of the product maintenance and recognizes the deferred revenue over the service term. For separately priced product maintenance contracts not subject to the

provisions of SOP 97-2, NCR applies the provisions of FASB Technical Bulletin No. 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts* (FTB 90-1). In conformity with FTB 90-1, NCR defers the stated amount of the separately priced contract and recognizes the deferred revenue ratably over the service term.

Research and Development Costs Research and development costs are expensed as incurred in accordance with Statement of Financial Accounting Standards No. 2, *Accounting for Research and Development Costs*. Research and development costs primarily include payroll and benefit-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support.

Leases The Company accounts for material escalation clauses, free or reduced rents and landlord incentives on a straight-line basis over the lease term, including any reasonably assured lease renewals. For leasehold improvements that are funded by the landlord, the Company records the incentive as deferred rent. The deferred rent is then amortized as reductions to lease expense over the lease term.

Pension, Postretirement and Postemployment Benefits NCR has significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities relating to these plans. These factors include assumptions the Company makes about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, NCR also uses subjective factors, such as withdrawal rates and mortality rates to develop the Company's valuations. NCR generally reviews and updates these assumptions on an annual basis. NCR is required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that NCR uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense, and the related assets and liabilities, the Company has recorded or may record.

Foreign Currency For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in other comprehensive income. Where the U.S. Dollar is the functional currency, translation adjustments are recorded in other income and expense.

Derivative Instruments In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivatives and Hedging Activities*, as amended. The standard requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value and recognition of the resulting gains or losses as adjustments to earnings or other comprehensive income. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. Hedging activities are transacted only with highly rated institutions, reducing exposure to credit risk in the event of nonperformance. Additionally, the Company completes assessments related to the risk of counterparty nonperformance on a regular basis.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company has designated the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated as fair value hedges, the effective portion of the hedge is recorded as an offset to the change in the fair value of the hedged item, and the ineffective portion of the hedge, if any, is recorded in the income statement. For derivative instruments designated as cash flow hedges and determined to be highly effective, the gains or losses are deferred in other

comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations), gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow or fair value hedges, are recognized in other income or expense as exchange rates change.

Fair Value of Assets and Liabilities The Company adopted SFAS 157 (SFAS 157), *Fair Value Measurements*, effective January 1, 2008 for financial assets and liabilities and those nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For accounting purposes, SFAS 157 defines fair value as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 prioritizes the inputs used to measure fair value into the following three-tier fair value hierarchy:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities
- Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly
- Level 3: Unobservable inputs for which there is little or no market data

NCR measures its financial assets and financial liabilities at fair value based on one or more of the following three valuation techniques noted in SFAS 157:

- Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).
- Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option pricing and excess earnings models).

Financial assets and liabilities recorded at fair value as of December 31, 2008 are set forth as follows:

		Fair Value Measurements at Reporting Date Using		
In millions	Fair Value as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Input (Level 3)
Assets				
Deposits held in money market funds [1]	**$404**	$404	$—	$—
Time deposits [1]	**72**	72	—	—
Available-for-sale securities [2]	**20**	20	—	—
Foreign exchange forward contracts	**6**	—	6	—
Total	**$502**	**$496**	**$ 6**	**$—**
Liabilities				
Foreign exchange forward contracts	**$ 13**	$—	$ 13	$—
Total	**$ 13**	**$—**	**$ 13**	**$—**

(1) Included in Cash and cash equivalents in the Consolidated Balance Sheet.

(2) Included in Other assets in the Consolidated Balance Sheet.

Deposits Held in Money Market Funds A portion of the Company's excess cash is held in money market funds which generate interest income based on prevailing market rates. Money market fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy.

Time Deposits A portion of the Company's excess cash is invested as time deposits with financial institutions and banks that generate interest based on prevailing rates. These time deposits have maturities as short as one day, but no more than three months. Time deposits are classified within Level 1 of the valuation hierarchy as the fair value represents the actual amount of cash on deposit.

Available-For-Sale Securities The Company has investments in mutual funds and equity securities in Japan that are valued using the market approach with quotations from the NASDAQ stock exchange and two stock exchanges in Japan, respectively. Available-for-sale securities are classified within Level 1 of the valuation hierarchy.

The fair value of the Company's investments in marketable securities in aggregate was $20 million as of December 31, 2008 and $34 million as of December 31, 2007. The cost basis of the Company's investments in marketable securities was $19 million as of December 31, 2008 and $22 million as of December 31, 2007. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in Accumulated Other Comprehensive Loss, net of tax. We regularly review our investments to determine whether a decline in fair value, if any, below the cost basis is other than temporary. If the decline in the fair value is determined to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statement of Operations. As of December 31, 2008 and 2007, there were no individual investments deemed to have an unrealized loss that was other than temporary.

Foreign Exchange Forward Contracts As a result of our global operating activities, we are exposed to risks from changes in foreign currency exchange rates, which may adversely affect our financial condition. To manage our exposures and mitigate the impact of currency fluctuations on our financial results, we hedge our primary transactional exposures through the use of foreign exchange forward contracts. The foreign exchange forward contracts are valued using the market approach based on observable market transactions of forward rates and are classified within Level 2 of the valuation hierarchy.

Interest Rate Swap NCR entered into an interest rate swap agreement (swap) in 2003 as part of its risk management strategy. The swap utilized effectively modifies a portion of the exposure to interest rate risk by converting a portion of the Company's fixed-rate debt to a variable rate. The fair value of the swap is determined using the income approach, calculated based on LIBOR yield curves at the reporting date and is considered a Level 2 measure. As of December 31, 2008, the fair value of the swap was an asset of less than $1 million and therefore, it is not presented in the table above.

Environmental and Legal Contingencies In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes that the amounts provided in its consolidated financial statements, as prescribed by GAAP, are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter discussed in Note 11, "Commitments and Contingencies" and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on the consolidated results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2008 cannot currently be reasonably determined or are not currently considered probable.

Legal costs related to loss contingencies are typically expensed as incurred, except for certain costs associated with NCR's environmental remediation obligations. Costs and fees associated with litigating the extent and type of required remedial actions and the allocation of remediation costs among potentially responsible parties are typically included in the measurement of the environmental remediation liabilities.

Income Taxes Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. NCR records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Effective January 1, 2007, we adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*, which prescribes a comprehensive model to recognize, measure, present and disclose in financial statements uncertain tax positions taken or expected to be taken on a tax return. In accordance with FIN 48, our financial statements reflect expected future tax consequences of such uncertain positions assuming the taxing authorities' full knowledge of the position and all relevant facts. The cumulative effect upon adoption of FIN 48 was to increase our accrual for uncertain tax positions by $5 million, which was recorded in retained earnings as of January 1, 2007 in the accompanying Consolidated Balance Sheet. Refer to Note 7, "Income Taxes," for further information on NCR's accounting for income taxes.

Earnings Per Share Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted average number of shares outstanding includes the dilution from potential shares resulting from stock options and restricted stock awards. When calculating diluted earnings per share, the Company includes the potential windfall or shortfall tax benefits as well as average unrecognized compensation expense as part of the assumed proceeds from exercises of stock options. The Company uses the tax law ordering approach to determine the potential utilization of windfall benefits. Refer to Note 8, "Employee Stock Compensation Plans," for share information on NCR's stock compensation plans.

The components of basic and diluted earnings per share are as follows (in millions, except earnings per share) for the years ended December 31:

	2008	2007	2006
Income from continuing operations	**$ 231**	$ 171	$ 151
(Loss) income from discontinued operations	**(3)**	103	231
Net income applicable to common shares	**$ 228**	$ 274	$ 382
Weighted average outstanding shares of common stock	**165.3**	180.1	180.0
Dilutive effect of employee stock options and restricted stock	**2.6**	2.6	2.9
Common stock and common stock equivalents	**167.9**	182.7	182.9
Basic earnings per share:			
From continuing operations	**$ 1.40**	$ 0.95	$ 0.84
From discontinued operations	**$ (0.02)**	$ 0.57	$ 1.28
Total earnings per share (Basic)	**$ 1.38**	$ 1.52	$ 2.12
Diluted earnings per share:			
From continuing operations	**$ 1.38**	$ 0.94	$ 0.83
From discontinued operations	**$ (0.02)**	$ 0.56	$ 1.26
Total earnings per share (Diluted)	**$ 1.36**	$ 1.50	$ 2.09

Options to purchase 7.2 million shares of common stock for 2008 and less than 0.1 million shares of common stock for 2007 and 2006 were outstanding but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive.

Stock Compensation Stock-based compensation represents the costs related to share-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the

employee requisite service period. Refer to Note 8, "Employee Stock Compensation Plans," for more information on NCR's stock-based compensation plans.

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standards No. 157 On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2 (FSP 157-2), which delayed the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Where the measurement objective specifically requires the use of fair value, the Company adopted the provisions of SFAS 157 related to financial assets and liabilities as well as those nonfinancial assets and liabilities with recurring fair value measurements, on January 1, 2008. On October 10, 2008, the FASB issued FASB Staff Position No. FAS 157-3 (FSP 157-3), which was effective on issuance and clarified the application of SFAS 157 in determining the fair value of financial assets when the markets for those assets are inactive. See Note 1, "Fair Value of Assets and Liabilities," for further discussion of the adoption and our application of SFAS 157. The Company is currently assessing the impact of SFAS 157 related to those nonfinancial assets and liabilities for which the effective date has been delayed until fiscal years beginning after November 15, 2008.

Statement of Financial Accounting Standards No. 159 In February 2007, the FASB issued SFAS No. 159 (SFAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement permits entities to choose to measure many financial instruments and certain other items at fair value for recognition or disclosure purposes. SFAS 159 was effective for fiscal years beginning after November 15, 2007. The Company did not elect to measure financial instruments and other items at fair value and therefore, the adoption of SFAS 159 did not have an impact on the Consolidated Financial Statements.

Statement of Financial Accounting Standards No. 141 (revised 2007) In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS 141R), *Business Combinations*. SFAS 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, intangible assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R will depend on the nature and significance of business combinations the Company enters into subsequent to adoption.

Statement of Financial Accounting Standards No. 160 In December 2007, the FASB issued SFAS No. 160 (SFAS 160), *Noncontrolling Interests in Consolidated Financial Statements, an Amendment to ARB No. 51*. SFAS 160 applies to all entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Presentation and disclosure requirements of SFAS 160 must be applied retrospectively for all periods presented and include reflecting noncontrolling interests, formerly referred to as minority interests, within the equity section of our Consolidated Balance Sheet. Also, consolidated net income or loss and comprehensive income or loss will be recast to include the net income or loss and comprehensive income or loss attributable to the noncontrolling interest. The adoption of SFAS 160 will not have a material impact on the Company's financial position, results of operations, or liquidity.

Statement of Financial Accounting Standards No. 161 In March 2008, the FASB issued SFAS No. 161 (SFAS 161), *Disclosures about Derivative Instruments and Hedging Activities*. The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 will not have an impact on the Company's financial position, results of operations or liquidity; however, our disclosures after adoption will be enhanced to comply with the new standard.

Statement of Financial Accounting Standards No. 162 In May 2008, the FASB issued SFAS No. 162 (SFAS 162), *Hierarchy of Generally Accepted Accounting Principles*. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The adoption of SFAS 162 will not have an impact on our consolidated financial position, results of operations or liquidity, as this new standard codifies existing GAAP rather than changing GAAP.

FASB Staff Position No. FAS 142-3 In April 2008, the FASB issued FASB Staff Position 142-3 (FSP 142-3), *Determination of the Useful Life of Intangible Assets*. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP 142-3 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

Emerging Issues Task Force Issue 08-6 In November 2008, the EITF issued their final consensus for EITF Issue 08-6 (EITF 08-6), *Equity Method Investment Accounting Considerations*. EITF 08-6 provides guidance regarding certain matters related to the accounting for equity method investments, including the method of determining the initial carrying value of such investments, the method for measuring and recognizing other-than-temporary impairments, and the accounting for share issuance by investees. EITF 08-6 applies prospectively to transactions that occur on or after the beginning of the first annual reporting period, including interim periods, on or after December 15, 2008 and coincides with the effective date of SFAS 141R. NCR currently holds several equity method investments and may or may not make future investments that would qualify for equity method treatment. The impact of the adoption of EITF 08-6 will depend on the nature and significance of future transactions with current and potential equity method investees, their performance, and any share issuances they complete.

Emerging Issues Task Force Issue 08-7 In November 2008, the EITF issued their final consensus for EITF Issue 08-7 (EITF 08-7), *Accounting for Defensive Intangible Assets*. EITF 08-7 will require entities to fair value and determine the useful life of acquired intangible assets under SFAS 141R when the entity has no intention of actively using, or intends to discontinue the use of, the intangible asset, but holds it to prevent others from obtaining access to it. EITF 08-7 applies prospectively to transactions that occur on or after the beginning of the first annual reporting period, including interim periods, on or after December 15, 2008 and coincides with the effective date of SFAS 141R. The impact of the adoption of EITF 08-7 will depend on the nature and significance of such intangible assets acquired by the Company subsequent to the adoption.

FASB Staff Position No. 140-4 and FIN 46(R)-8 In December 2008, the FASB issued FSP 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* that requires additional disclosures by public companies about their involvement with variable interest entities (VIEs) and their continuing involvement with transferred financial assets. The FSP sets out required disclosure principles and specific new disclosure requirements. The disclosure principles are intended to encourage preparers to provide information that is useful to financial statement users and not limit disclosures to those specifically required by the FSP. The FSP is effective for annual and interim periods beginning after December 15, 2008. The adoption of the FSP will not have a material impact on the disclosures included in our financial statements as the Company does not enter into material transactions involving VIEs or material transfers of financial assets.

FASB Staff Position No. 132(R)-1 In December 2008, the FASB issued FSP 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* that requires additional disclosures by public companies regarding plan assets of defined benefit pension or other postretirement benefit plans. The FSP requires additional disclosures regarding the investment allocation decision making process, the fair value of each major category of plan assets, and the inputs and valuation techniques used to measure the fair value of plan assets. The FSP is effective for fiscal years ending after December 31, 2009 and early application is permitted. The

provisions of the FSP will not be required for earlier periods presented for comparative purposes. The adoption of the FSP will not have an impact on the Company's financial position, results of operations or liquidity; however, our disclosures after adoption will be enhanced to comply with the new standard.

Note 2 Supplemental Financial Information (in millions)

For the years ended December 31	2008	2007	2006
Other (income) expense, net			
Interest income	**$(23)**	$ (55)	$ (35)
Fox River provision (Note 11)	**28**	14	—
Impairment of equity investment (Note 4)	**—**	—	2
Other, net	**6**	4	4
Total other expense (income), net	**$ 11**	$ (37)	$ (29)

At December 31	2008	2007
Accounts receivable		
Trade	**$ 889**	$1,122
Other	**39**	64
Accounts receivable, gross	**928**	1,186
Less: allowance for doubtful accounts	**(15)**	(19)
Total accounts receivable, net	**$ 913**	$1,167
Inventories		
Work in process and raw materials, net	**$ 137**	$ 138
Finished goods, net	**171**	194
Service parts, net	**384**	385
Total inventories, net	**$ 692**	$ 717
Other current assets		
Current deferred tax assets	**$ 68**	$ 63
Other	**173**	189
Total other current assets	**$ 241**	$ 252
Property, plant and equipment		
Land and improvements	**$ 38**	$ 42
Buildings and improvements	**310**	334
Machinery and other equipment	**677**	685
Property, plant and equipment, gross	**1,025**	1,061
Less: accumulated depreciation	**(717)**	(748)
Total property, plant and equipment, net	**$ 308**	$ 313
Accumulated other comprehensive loss, net of tax		
Currency translation adjustments	**$ (112)**	$ 89
Unrealized gain on securities	**2**	9
Unrealized loss on derivatives	**(8)**	(1)
Actuarial losses and prior service costs on employee benefit plans	**(1,526)**	(633)
Total accumulated other comprehensive loss from continuing operations	**$(1,644)**	$ (536)

Note 3 Restructuring and Real Estate Transactions

Organizational Realignment On January 1, 2008, NCR began management of its business on a geographic basis, changing from a previous model of global business units organized by product and service offering. As a result, in the second quarter of 2008, NCR commenced a global realignment initiative to reduce redundancies and process inefficiencies to become more customer-focused and market-driven. This initiative is addressing legacy process inefficiencies and unbalanced resource allocation by focusing on organizational design, process re-engineering and business process outsourcing. The initiative has resulted in reductions in employment and productivity improvements, while freeing up funds to invest in growth programs.

As a result of this initiative, the Company recorded a total of $57 million in employee severance and other termination costs in 2008. Of these costs, $5 million was recorded as cost of products, $31 million was recorded as cost of services, $16 million was recorded as selling, general and administrative expense and the remaining $5 million was recorded as research and development expense. Of the $57 million total expense recognized in 2008, $40 million was recorded as a discrete cost in accordance with Statement of Financial Accounting Standards No. 112 (SFAS 112), *Employer's Accounting for Postemployment Benefits,* when the severance liabilities were determined to be probable and reasonably estimable. The remaining $17 million was recorded in accordance with Statement of Financial Accounting Standards No. 146 (SFAS 146), *Accounting for Costs Associated with Exit or Disposal Activities.*

The realignment activities and the associated costs recognized during 2008 for approximately 900 employee terminations relate to each of our reportable segments of Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific and Japan (APJ).

The Company made $30 million in severance payments during 2008. As of December 31, 2008, there is a remaining accrued liability balance of $26 million, including immaterial effects from foreign currency translation. This liability balance is recorded in the Consolidated Balance Sheet in other current liabilities as the Company expects that payment of the remaining obligation will occur in 2009. The actions taken to date are expected to generate annualized savings of approximately $40 million. We realized approximately half of that amount during 2008 and expect to achieve the full, annualized savings beginning in 2009. The Company continues to identify additional opportunities focusing on organizational design; process re-engineering and business process outsourcing and therefore, expects additional realignment activities through 2010 as a result of this initiative. The costs related to these activities are not reasonably estimable at this time as we are in the process of defining the scope of the activities and quantifying the impact thereof.

Manufacturing Realignment In the first quarter of 2007, the Company initiated a manufacturing realignment initiative primarily related to its ATM products, which included outsourcing certain manufacturing activities in the Americas region and shifting other manufacturing activities from high cost to low cost geographies in the EMEA region as well as the APJ region. This realignment resulted in approximately 1,100 employee terminations and, as expected, improved productivity and freed capital to invest in revenue-generating programs such as sales, engineering and market development. As a result of this realignment, in 2007, the Company recorded realignment costs of $40 million, in cost of products, related to employee severance and other termination benefits ($32 million recorded as a discrete cost in accordance with SFAS 112, with the remainder recorded in accordance with SFAS 146). As of January 1, 2008, $11 million of the reserve remained for this initiative, of which, approximately $10 million was utilized through the year ended December 31, 2008. The remaining balance of $1 million as of December 31, 2008 is expected to be paid in 2009. In addition, the Company incurred costs of $8 million associated with training, travel and professional services during the year ended December 31, 2007, which were directly related to this realignment initiative and were expensed as incurred.

Japan Realignment In the third quarter of 2007, NCR commenced a realignment program in Japan, which was primarily focused on its customer services. The realignment program, which resulted in approximately 130 employee terminations, included actions to improve operating efficiency and strengthen the Company's competitive position in Japan. As a result of this realignment program, in 2007, the Company recorded

$28 million as a discrete cost for employee severance in accordance with SFAS 112 ($19 million in cost of services and $9 million in selling, general and administrative expense). As a result of the payments made as of December 31, 2007, $7 million of the reserve for this initiative remained, including immaterial effects from foreign currency translation, which was fully utilized during the year ended December 31, 2008. Beginning in the fourth quarter of 2007, the Company started realizing cost savings related to this initiative and achieved targeted cost savings of $10 to $12 million on an annualized basis.

The results by segment, as disclosed in Note 13, "Segment Information and Concentrations," exclude the impact of these costs, which is consistent with the manner by which management assesses the performance and evaluates the results of each segment. The following table summarizes the costs recorded for these realignment activities and the remaining liabilities as of December 31, 2008 and 2007, which is included in the Consolidated Balance Sheets in other current liabilities:

In millions	2008 Organizational Realignment	2007 Manufacturing Realignment	2007 Japan Realignment	Total
Employee Severance and Other Benefits				
Balance as of January 1, 2007	**$—**	$—	$—	$—
Costs recognized during the year ended December 31, 2007	—	46	27	73
Foreign currency translation adjustments during 2007	—	—	1	1
Payments made during the year ended December 31, 2007	—	(29)	(22)	(51)
Changes in estimate during year ended December 31, 2007	—	(6)	1	(5)
Ending balance as of December 31, 2007	**$—**	$ 11	$ 7	$ 18
Costs recognized during the year ended December 31, 2008	**57**	—	—	**57**
Foreign currency translation adjustments during 2008	**(1)**	—	—	**(1)**
Payments made during the year ended December 31, 2008	**(30)**	**(10)**	**(7)**	**(47)**
Ending balance as of December 31, 2008	**$ 26**	**$ 1**	**$—**	**$ 27**

2006 Realignment Program In 2006, to further improve profitability in the Americas segment, NCR offered an early retirement program to qualified customer service engineers in the United States. As a result of participant election, the Company recorded a non-cash increase in pension expense during the first quarter of 2006 of $9 million.

Real Estate Transactions During the year ended December 31, 2008, the Company recognized $30 million in gains from the sale of real estate in the Consolidated Statement of Operations. The net proceeds of $52 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows. Of the total gains recognized, $16 million related to the sale of a manufacturing facility in Canada during the first quarter, while $7 million related to the sale of a separate Canadian property in the second quarter of 2008. Both gains were recorded as a reduction to selling, general, and administrative expenses in the Consolidated Statement of Operations.

In 2006, the Company recognized $9 million in net gains from the disposal of real estate. The net book value of these properties sold was $40 million. The net proceeds of $49 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

During the fourth quarter of 2002, in connection with announced restructuring efforts, NCR's management approved a real estate consolidation and restructuring plan designed to accelerate the Company's re-engineering strategies. A pre-tax restructuring cost of $16 million was recorded in the fourth quarter of 2002 under EITF Issue No. 94-3 (EITF 94-3), *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*, to provide for contractual lease termination costs. The remaining lease obligations will expire over various dates through 2015. The Company reviews this reserve on a quarterly basis to determine whether the reserve is adequate based on current market conditions. The balance of this liability at December 31, 2007

was $7 million. During 2008, the reserve decreased by $3 million primarily due to ongoing lease payments resulting in a remaining reserve balance of $4 million as of December 31, 2008.

Note 4 Business Combinations, Divestitures and Equity Investments

During 2008, NCR completed several strategic investments and acquisitions and acquired the remaining 3% minority interest in one of our subsidiaries, for a total cost of approximately $65 million. In 2007, the Company completed one acquisition and minority investments in two companies, for a total cost of approximately $11 million. The Company completed two acquisitions and purchased the remaining 5% minority interest in one of our subsidiaries during 2006 for a total cost of approximately $19 million. A description of each acquisition and investment, all of which were paid primarily in cash, is as follows:

2008 Acquisitions and Equity Investments

- Acquisition of Ambient Partners, LLC on April 18, 2008, to extend NCR's self-service portfolio into the digital media merchandising market.
- 10% minority investment and exclusive licensing agreement with e-Play, LLC on June 17, 2008 to add bare-disc technology to NCR's existing global self-service technology portfolio, expanding consumer self-service options for delivery of digital entertainment. The Company recorded this transaction as a cost method investment and the terms of the agreement provide the potential for additional investments that can be made through June 30, 2010, limited to a total investment of 19.5%.
- 19.6% minority investment and exclusive supply and services agreements with TNR Holdings Corporation (TNR), an operator of movie rental kiosks, on July 28, 2008. NCR also provided financing to TNR in the form of a $4 million senior secured note over a five year term. The Company recorded this transaction as an equity method investment and the terms of the agreement provide the potential for additional investments that can be made through July 30, 2018.
- Acquisition of NCI Ltd. (NCI), a United Kingdom-based company on August 19, 2008. NCI is a leading provider of teller connectivity software used by financial institutions.
- 8% minority investment in MOD Systems, Inc., a leading provider of digital media delivery systems on October 17, 2008. MOD Systems' technology is designed to offer consumers one of the fastest, most convenient ways to access high-quality digital entertainment. The Company recorded this transaction as a cost method investment.

2007 Acquisitions and Equity Investments

- Acquisition of Touch Automation, LLC on December 31, 2007 to extend NCR's self-service portfolio into the digital media merchandising market.
- 5% minority investment in mFoundry, Inc. on October 25, 2007 to complement NCR's mobility technology solution.
- 5% minority investment in ViVOtech, Inc. on June 29, 2007 to use their set of technologies to develop solutions that allow consumers to make contactless payments with Radio Frequency (RF)-enabled credit or debit cards and Near Field Communication (NFC)-related mobile phones.

2006 Acquisitions

- Acquisition of the ATM business assets of Tidel Technologies, Inc. on January 5, 2006 to enhance the Company's entry-level distribution and product strength in the convenience and retail ATM market.
- Acquisition of the business assets of IDVelocity, LLC on April 7, 2006 to extend the Company's radio frequency identification (RFID) systems solution portfolio.

Goodwill recognized in these transactions amounted to $19 million in 2008, of which, $2 million is expected to be fully deductible for tax purposes. Goodwill recognized on transactions in 2007 and 2006 was $6 million and $12 million, respectively, and the amounts are expected to be fully deductible for tax purposes. In 2008, goodwill of $4 million was allocated to the Americas segment, $13 million was allocated to EMEA, and $2 million was allocated to the APJ segment. The goodwill related to acquisitions in 2007 and 2006 has been reassigned to NCR's segments based on our current structure in accordance with SFAS 142.

NCR recorded $3 million related to identifiable intangible assets as a result of the acquisitions in 2008. The weighted-average amortization period is approximately 3 years for these intangible assets. The total amount for purchased intangible assets was $0.4 million in 2007 and $4 million in 2006. The weighted-average amortization period is 4.7 years for these purchased intangible assets. The intangible assets acquired consist primarily of intellectual property associated with software and hardware, as well as non-compete arrangements.

The operating results of these businesses have been included within NCR's results as of the respective closing dates of the acquisitions. The pro forma disclosures required under Statement of Financial Accounting Standards No. 141 (SFAS 141), *Business Combinations*, are not being provided because the impact of the acquisitions, both individually and in the aggregate, are not considered material to the periods in which they occurred. The purchase prices of these businesses, reported in other investing activities, business acquisitions and divestitures, net in the Consolidated Statements of Cash Flows, have been allocated based on the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill.

Also, in 2006, NCR completed other investments and sold assets related to portions of its business to third parties, all of which were insignificant.

In 2006, the Company recognized a $2 million impairment loss on a German equity investment made in 1997. The Company concluded that the decline in market value was not temporary and it was unlikely that the carrying amount of the investment was recoverable. The Company reviews this investment on a quarterly basis to determine whether the carrying value is recoverable based on current market conditions. No additional impairment related to this investment was recognized in 2007 or 2008. The carrying amount of this investment as of December 31, 2008 was $10 million.

Note 5 Goodwill and Other Identifiable Intangible Assets

The carrying amounts of goodwill by segment as of December 31, 2008 were as follows:

In millions	December 31, 2007	Additions	Foreign Currency Translation Adjustment	December 31, 2008
Goodwill				
Americas	$28	$ 4	$—	**$32**
EMEA	15	13	(1)	**27**
APJ	21	2	2	**25**
Total goodwill	$64	$19	$ 1	**$84**

The increase in goodwill since December 31, 2007 is primarily due to the acquisitions detailed in Note 4, "Business Combinations, Divestitures, and Equity Investments". In the fourth quarter of 2008, NCR performed its annual goodwill impairment test, in accordance with SFAS 142, utilizing the same methodology as used in previous years. Based on the results of this test, NCR determined that no impairment existed. In 2007, the impairment test resulted in a $3 million impairment charge for the goodwill related to the Company's former Radio Frequency Identification (RFID) reporting unit, which was a reporting unit under SFAS 142, prior to the change to the current geographic operating and segment reporting models.

NCR's identifiable intangible assets, reported in other assets in the Consolidated Balance Sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for NCR's identifiable intangible assets were as follows:

In millions	Original Amortization Life (in Years)	December 31, 2008		December 31, 2007	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Identifiable intangible assets					
Non-compete arrangements	3 - 5	**$ 5**	**$ (4)**	$ 5	$ (3)
Intellectual property	2 - 5	**49**	**(35)**	45	(27)
Total identifiable intangible assets		**$54**	**$(39)**	$50	$(30)

The increase in the gross carrying amount since December 31, 2007 is primarily due to the acquisitions detailed in Note 4, "Business Combinations, Divestitures, and Equity Investments."

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

In millions	Actual 2008	For the years ended (estimated) 2009	2010	2011	2012
Amortization expense	**$9**	$9	$4	$1	$1

Note 6 Debt Obligations

In June 2002, the Company issued $300 million of senior unsecured notes with an interest rate of 7.125% due in June of 2009. The notes contain certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such notes. NCR was in compliance with the covenants as of December 31, 2008. As these notes are due within twelve months, they are classified as short-term on the consolidated balance sheet as of December 31, 2008.

In the fourth quarter of 2003, the Company entered into an interest rate swap that effectively converted $50 million of the notes to floating rate debt. See Note 10, "Financial Instruments" for further details on the interest rate swap.

The most significant portion of the Company's other long-term debt consists of notes payable originating in the United States with maturity of $5 million in 2020 at a rate of 9.49%.

On August 6, 2007, the Company amended and renewed its $500 million, five-year unsecured revolving credit facility to update certain terms and conditions. This replacement credit facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities, of which NCR was in compliance as of December 31, 2008. The credit facility provides for a grid-based interest rate that determines the margin charged in addition to the London Interbank Offered Rate (LIBOR) on borrowings. The rate is based on several factors including the credit rating of the Company and the amount of the Company's aggregate borrowings under the credit facility. As of December 31, 2008, the LIBOR margin would have been 42.5 basis points. No amount was outstanding under the facility as of December 31, 2008 and 2007.

Note 7 Income Taxes

For the years ended December 31, income from continuing operations before income taxes consisted of the following:

In millions	2008	2007	2006
Income before income taxes			
United States	**$ 80**	$141	$ 87
Foreign	**209**	91	72
Total income from continuing operations before income taxes	**$289**	$232	$159

For the years ended December 31, income tax (benefit) expense consisted of the following:

In millions	2008	2007	2006
Income tax (benefit) expense			
Current			
Federal	**$(15)**	$ 8	$(46)
State and local	**(1)**	2	6
Foreign	**74**	58	40
Deferred			
Federal	**25**	$ 75	$ 62
State and local	**1**	(4)	(6)
Foreign	**(26)**	(78)	(48)
Total income tax expense	**$ 58**	$ 61	$ 8

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2008	2007	2006
Income tax expense at the U.S. federal tax rate of 35%	**$101**	$ 81	$ 56
Foreign income tax differential	**(42)**	(68)	(58)
U.S. permanent book to tax differences	**1**	(2)	1
Tax audit settlements	**(19)**	—	6
Change in liability for unrecognized tax benefits	**18**	35	—
Prior period corrections—Note 1	**—**	10	—
Other, net	**(1)**	5	3
Total income tax expense	**$ 58**	$ 61	$ 8

NCR's tax provisions include a provision for income taxes in certain tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. During 2008, we favorably settled examinations with the Internal Revenue Service (IRS) for the tax years of 2000 through 2006 that resulted in a $19 million tax benefit. In addition, income tax expense was benefited in 2008 by $26 million from the repatriation of earnings from international subsidiaries at an effective tax rate lower than previously estimated.

Deferred income tax assets and liabilities included in the Consolidated Balance Sheets as of December 31 were as follows:

In millions	2008	2007
Deferred income tax assets		
Employee pensions and other benefits	**$ 604**	$ —
Other balance sheet reserves and allowances	**72**	140
Tax loss and credit carryforwards	**406**	399
Capitalized research and development	**50**	71
Property, plant and equipment	**21**	79
Other	**44**	59
Total deferred income tax assets	**1,197**	748
Valuation allowance	**(478)**	(441)
Net deferred income tax assets	**719**	307
Deferred income tax liabilities		
Property, plant and equipment	**10**	13
Employee pensions and other benefits	**—**	20
Other	**5**	49
Total deferred income tax liabilities	**15**	82
Total net deferred income tax assets	**$ 704**	$ 225

Our total, net deferred income tax assets increased $479 million to $704 million as of December 31, 2008. This increase in net deferred income tax assets is primarily related to the tax effect of the adjustment to other comprehensive income as a result of the significant declines in the fair values of our pension plan assets due to market conditions.

NCR recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The valuation allowances cover deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. As of December 31, 2008, NCR had U.S. federal and foreign tax loss carryforwards of approximately $1,049 million. The tax loss carryforwards, subject to expiration, expire in the years 2009 through 2027.

As described in Note 1, "Description of Business and Significant Accounting Policies", the Company adopted FIN 48 as of January 1, 2007. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the years ended December 31:

In millions	2008	2007
Gross unrecognized tax benefits—January 1	**$ 319**	$296
Increases related to tax positions from prior years	**76**	31
Decreases related to tax positions from prior years	**(54)**	(17)
Increases related to tax positions taken during current year	**56**	42
Settlements with tax authorities	**(106)**	(25)
Lapses of statutes of limitation	**(4)**	(8)
Total gross unrecognized tax benefits—December 31	**$ 287**	$319

In 2008, the $106 million decrease in gross unrecognized tax benefits due to settlements with tax authorities is primarily related to the settlement with the IRS for the tax years of 2000 through 2006. The total amount of gross unrecognized tax benefits as of December 31, 2008 was $287 million, of which, up to $79 million would affect NCR's effective tax rate if realized.

We recognized interest and penalties associated with uncertain tax positions as part of the provision for income taxes in our Consolidated Statements of Operations of $4 million and $19 million for the years ended December 31, 2008 and 2007, respectively. The gross amount of interest and penalties accrued as of December 31, 2008 and 2007 was $57 million and $53 million, respectively.

In the U.S., NCR files consolidated federal and state income tax returns where statutes of limitations generally range from three to five years. Although the Company resolved examinations for the tax years of 2000 through 2006 with the IRS in 2008, U.S. federal tax years are open from 2003 forward. NCR and its subsidiaries also file income tax returns in international jurisdictions where statutes of limitations generally range from three to five years. Years beginning after 1995 are still open to examination by certain foreign taxing authorities, including several major taxing jurisdictions. In Canada, we are open to examination from 1997 onward. In Japan, we are open to examination from 2001 onward. At this time, the Company does not expect any significant changes in unrecognized tax benefits in the next year.

NCR did not provide for U.S. federal income taxes or foreign withholding taxes in 2008 on approximately $797 million of undistributed earnings of its foreign subsidiaries as such earnings are intended to be reinvested indefinitely. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

See the Consolidated Statements of Changes in Stockholders' Equity for details of the tax effects on the components of other comprehensive income and Note 9, "Employee Benefit Plans".

Note 8 Employee Stock Compensation Plans

The Company recognizes stock based compensation expense under the provisions of Statement of Financial Accounting Standards No. 123R (revised 2004) (SFAS123R), *Share-Based Payment.* SFAS 123R requires that all share-based payments to employees, including grants of stock options, be recognized as compensation expense in the financial statements based on their fair value.

As of December 31, 2008, the Company's primary types of share-based compensation were stock options and restricted stock (discussed below). The Company recorded stock-based compensation expense, the components of which are further described below for the years ended December 31 as follows:

In millions	2008	2007	2006
Stock options	**$ 17**	$ 21	$12
Restricted stock	**24**	21	8
Total stock-based compensation (pre-tax)	**41**	42	20
Tax benefit	**(12)**	(12)	(6)
Total stock-based compensation, net of tax	**$ 29**	$ 30	$14

Total stock-based compensation expense decreased $1 million in 2008 compared to 2007. Stock-based compensation increased $22 million in 2007 compared to 2006, primarily due to the modification of stock awards for NCR employees in connection with the spin-off of Teradata on September 30, 2007. As a result of the spin-off, the number of outstanding stock options and restricted stock awards, as well as the exercise price of stock options, was adjusted using a ratio based on the NCR closing market stock price and the Teradata closing market stock price on the first day subsequent to the spin-off. As a result, NCR and Teradata employees received awards modified by this ratio in their respective companies. In addition to converting outstanding awards and exercise prices based upon this ratio pursuant to the terms of the applicable stock incentive plans, there were additional modifications of the outstanding performance-based restricted stock awards. These modifications resulted in accelerated vesting of a portion of the awards as well as the establishment of new service and performance-based measures for the remainder of the awards. As these adjustments were modifications of awards in accordance with SFAS 123R, the Company compared the fair value of the awards immediately prior to the modification to the fair value immediately after the modification to measure the incremental stock-based compensation cost. These modifications resulted in an increase in the fair value of the awards, primarily as it relates to the modification of the performance-based awards discussed above, and accordingly, the Company recorded incremental stock-based compensation expense in 2007 of approximately $19 million and approximately $7 million in 2008. NCR expects to incur additional stock-based compensation expense of approximately $2 million through the remaining vesting period, which ends in 2009. The stock-based compensation expense associated with the original grant of NCR stock to continuing NCR employees was and will continue to be recognized within income from continuing operations. The stock-based compensation expense related to Teradata employees for services rendered through September 30, 2007 are not included in the table above, but are reflected in income from discontinued operations. Compensation cost capitalized as part of inventory and fixed assets as of December 31, 2008 and 2007 was immaterial.

Stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006 was computed using the fair value of options as calculated using the Black-Scholes option-pricing model. The weighted average fair value of options granted was $7.11 per share in 2008, $7.91 per share in 2007 and $7.21 per share in 2006 and was estimated based on the following weighted average assumptions:

	2008	2007	2006
Dividend yield	—	—	—
Risk-free interest rate	**2.49%**	4.48%	4.61%
Expected volatility	**33.1%**	32.2%	35.3%
Expected holding period (years)	**5.1**	5.0	5.3

Expected volatility incorporates a blend of both historical volatility of the Company's stock over a period equal to the expected term of the options and implied volatility from traded options on the Company's stock, as management believes this is more representative of prospective trends. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected holding period represents the period of time that options are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant.

Approximately 15 million shares are authorized to be issued under the 2006 Stock Incentive Plan (SIP). Details of the Company's stock-based compensation plans are discussed below:

Stock Options

Prior to approval by the Company's stockholders on April 26, 2006 of the SIP, the NCR Management Stock Plan (MSP) was the principal vehicle through which equity grants were made to our employees and non-employee directors. The MSP provided for the grant of several different forms of stock-based benefits, including stock options to purchase shares of NCR common stock. Stock options under the MSP were generally granted at the fair market value of the common stock at the date of grant, had a ten-year term and vested within four years of the grant date. Grants that were issued from 1998 through 2003 had a three-year vesting period, and grants issued in 2004 and after generally had a four-year vesting period. As a result of approval of the SIP by the

Company's stockholders, NCR discontinued the MSP, except that awards previously granted and outstanding under the MSP remain outstanding. The SIP is now the principal vehicle through which equity grants are made to our employees and non-employee directors. New shares of the Company's common stock are issued as a result of stock option exercises.

The SIP provides for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of the Board of Directors has discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (defined as the closing price) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year. Other terms and conditions of an award of stock options will be determined by the Compensation and Human Resource Committee of the Board of Directors as set forth in the agreement relating to that award. The Compensation and Human Resource Committee has authority to administer the SIP, except that the Committee on Directors and Governance will administer the SIP with respect to non-employee members of the Board of Directors.

The following table summarizes the Company's stock option activity for the year ended December 31, 2008:

Shares in thousands	Shares Under Option	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2008	9,460	$14.70		
Granted	2,588	$21.14		
Exercised	(996)	$11.37		
Forfeited or expired	(375)	$20.30		
Outstanding as of December 31, 2008	10,677	$16.37	6.66	$15
Fully vested and expected to vest as of December 31, 2008	10,225	$16.38	6.66	$15
Exercisable as of December 31, 2008	5,657	$13.01	4.99	$15

The total intrinsic value of all options exercised was $12 million in 2008, $47 million in 2007 and $85 million in 2006. Cash received from option exercises under all share-based payment arrangements was $11 million in 2008, $37 million in 2007 and $89 million in 2006. The tax benefit realized from these exercises was $3 million in 2008, $14 million in 2007 and $26 million in 2006. As of December 31, 2008, there was $29 million of total unrecognized compensation cost related to unvested stock option grants. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Restricted Stock and Restricted Stock Units

The MSP provided for the issuance of restricted stock to certain employees as a form of long-term compensation, retention, promotion or other special circumstances. The Company's restricted stock grants under the MSP were categorized as having service-based or performance-based vesting. The service-based shares typically vest over a three-year or a four-year period, beginning on the date of grant. These grants are not subject to future performance measures. The cost of these awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. For substantially all restricted stock grants, at the date of grant, the recipient has all rights of a stockholder, subject to certain restrictions on transferability and a risk of forfeiture. Performance-based grants are subject to future performance measurements, which include NCR's achievement of specific return on capital and cumulative net operating profit (as defined in the MSP) levels at the end of a three-year performance period. All performance-based shares

will become vested at the end of three years provided that the employee is continuously employed by NCR and the applicable performance measures are met. Performance-based grants must be earned, based on performance, before the actual number of shares to be awarded is known. The Company considers the likelihood of meeting the performance criteria based upon management's estimates and analysis of achievement against the performance criteria. As a result of approval of the SIP by the Company's stockholders, NCR discontinued the MSP, except that restricted stock awards previously granted and outstanding under the MSP remain outstanding.

The SIP also provides for the issuance of restricted stock, as well as restricted stock units. Similar to the MSP, these types of awards can have either service-based or performance-based vesting with performance goals being established by the Compensation and Human Resource Committee. Any grant of restricted stock or restricted stock units will be subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals. At the date of grant, a recipient of restricted stock has all the rights of a stockholder subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder but is subject to restrictions on transferability and risk of forfeiture. Other terms and conditions applicable to any award of restricted stock or restricted stock units will be determined by the Compensation and Human Resource Committee and set forth in the agreement relating to that award.

The following table reports restricted stock activity during the year ended December 31, 2008:

Shares in thousands	**Number of Shares**	**Weighted-Average Grant-Date Fair Value per Share**
Unvested shares as of January 1, 2008	1,579	$21.54
Shares granted	1,093	$21.56
Shares vested and distributed	(298)	$21.42
Shares forfeited	(159)	$21.69
Unvested shares as of December 31, 2008	2,215	$21.62

The total intrinsic value of shares vested and distributed was $5 million in 2008, $17 million in 2007 and $11 million in 2006. As of December 31, 2008, there was $27 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.5 years.

The following table represents the composition of restricted stock grants to NCR employees in 2008:

Shares in thousands	**Number of Shares**	**Weighted-Average Grant-Date Fair Value**
Service-based shares	93	$24.79
Performance-based shares	931	$21.11
Total restricted stock grants	1,024	$21.44

Other Share-based Plans

The Employee Stock Purchase Plan (ESPP) enables eligible employees to purchase NCR's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. The ESPP discount is 5% of the average market price. Accordingly, this plan is considered non-compensatory in accordance with SFAS 123R. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. Employees purchased approximately 0.3 million shares in 2008, 0.3 million shares in 2007 and 0.4 million shares in 2006 for approximately $6 million in 2008, $11 million in 2007 and $14 million in

2006. On April 26, 2006, NCR's stockholders approved a new ESPP, which became effective on January 1, 2007. A total of 4 million shares were originally authorized to be issued under the new ESPP and approximately 3 million authorized shares were remaining as of December 31, 2008.

Note 9 Employee Benefit Plans

Pension, Postretirement and Postemployment Plans NCR sponsors defined benefit plans for many of its U.S. and international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per years of service. During 2004, NCR made changes to its U.S. defined benefit pension plans in order to limit participation in the plans to U.S.-based employees who were at least 40 years old and hired by August 31, 2004. The plans were closed to new participants as of September 1, 2004. During 2006, NCR made additional changes to its U.S. pension plans that ceased the accrual of additional benefits after December 31, 2006. Certain international plans are also closed to new participants. NCR's funding policy is to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.

As of December 31, 2006, NCR adopted Statement of Financial Accounting Standards No. 158 (SFAS 158), *Employers Accounting for Defined Benefit Pension and Other Retirement Plans,* which required, among other things, the recognition of the funded status of each applicable plan on the Consolidated Balance Sheet. Each overfunded plan was recognized as an asset and each underfunded plan was recognized as a liability. The initial impact of implementing SFAS 158 as well as future changes to the funded status is recognized as a component of accumulated other comprehensive loss in stockholders' equity.

Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby U.S. participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. Non-U.S. employees are typically covered under government-sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, and continuation of healthcare benefits and life insurance coverage. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis.

Amounts to be Recognized

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (income) during 2009 are as follows:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Prior service cost (income)	$—	$ 1	$ 1	$(13)	$(1)
Actuarial loss	$100	$37	$137	$ 4	$12

Pension Plans

Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension plans are as follows:

In millions	U.S. Pension Benefits 2008	U.S. Pension Benefits 2007	International Pension Benefits 2008	International Pension Benefits 2007	Total Pension Benefits 2008	Total Pension Benefits 2007
Change in benefit obligation						
Benefit obligation as of January 1	**$3,199**	$3,290	**$2,020**	$2,046	**$5,219**	$5,336
Gross service cost	**—**	—	**29**	40	**29**	40
Interest cost	**195**	184	**103**	96	**298**	280
Amendments	**—**	1	**—**	—	**—**	1
Actuarial loss (gain)	**26**	(88)	**(117)**	(3)	**(91)**	(91)
Benefits paid	**(193)**	(188)	**(120)**	(158)	**(313)**	(346)
Teradata spin-off	**—**	—	**—**	(92)	**—**	(92)
Currency translation adjustments	**—**	—	**(270)**	91	**(270)**	91
Benefit obligation as of December 31	**$3,227**	$3,199	**$1,645**	$2,020	**$4,872**	$5,219
Accumulated benefit obligation as of December 31	**$3,227**	$3,199	**$1,556**	$1,910	**$4,783**	$5,109

A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans follows:

In millions	U.S. Pension Benefits 2008	U.S. Pension Benefits 2007	International Pension Benefits 2008	International Pension Benefits 2007	Total Pension Benefits 2008	Total Pension Benefits 2007
Change in plan assets						
Fair value of plan assets as of January 1	**$ 3,423**	$3,385	**$2,114**	$2,085	**$ 5,537**	$5,470
Actual return on plan assets	**(1,031)**	217	**(278)**	80	**(1,309)**	297
Company contributions	**9**	9	**74**	83	**83**	92
Benefits paid	**(193)**	(188)	**(120)**	(158)	**(313)**	(346)
Currency translation adjustments	**—**	—	**(325)**	76	**(325)**	76
Teradata spin-off	**—**	—	**—**	(54)	**—**	(54)
Plan participant contributions	**—**	—	**2**	2	**2**	2
Fair value of plan assets as of December 31	**$ 2,208**	$3,423	**$1,467**	$2,114	**$ 3,675**	$5,537

The following tables present the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	U.S. Pension Benefits 2008	U.S. Pension Benefits 2007	International Pension Benefits 2008	International Pension Benefits 2007	Total Pension Benefits 2008	Total Pension Benefits 2007
Funded status	**$(1,019)**	$224	**$(178)**	$ 94	**$(1,197)**	$ 318
Amounts recognized in the Consolidated Balance Sheets						
Noncurrent assets	**$ —**	$327	**$ 251**	$ 449	**$ 251**	$ 776
Current liabilities	**(8)**	(8)	**(16)**	(17)	**(24)**	(25)
Noncurrent liabilities	**(1,011)**	(95)	**(413)**	(338)	**(1,424)**	(433)
Net amounts recognized	**$(1,019)**	$224	**$(178)**	$ 94	**$(1,197)**	$ 318
Amounts recognized in accumulated other comprehensive loss						
Net actuarial loss	**$ 1,370**	$ 65	**$ 748**	$ 670	**$ 2,118**	$ 735
Prior service cost	**1**	1	**1**	8	**2**	9
Total	**$ 1,371**	$ 66	**$ 749**	$ 678	**$ 2,120**	$ 744

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $4,002 million, $3,954 million and $2,567 million, respectively, as of December 31, 2008, and $573 million, $554 million and $140 million, respectively, as of December 31, 2007.

The net periodic benefit (income) cost of the pension plans for years ended December 31 was as follows:

In millions	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Net service cost	**$ —**	$ —	$ 45	**$ 27**	$ 38	$ 44	**$ 27**	$ 38	$ 89
Interest cost	**195**	184	181	**103**	96	82	**298**	280	263
Expected return on plan assets	**(248)**	(245)	(240)	**(124)**	(131)	(122)	**(372)**	(376)	(362)
Settlement charge	**—**	—	—	**4**	8	9	**4**	8	9
Special termination benefits	**—**	—	9	**—**	—	—	**—**	—	9
Amortization of:									
Prior service cost	**—**	—	—	**7**	12	7	**7**	12	7
Actuarial loss	**1**	3	38	**60**	79	92	**61**	82	130
Net (income) benefit cost	**$ (52)**	$ (58)	$ 33	**$ 77**	$ 102	$ 112	**$ 25**	$ 44	$ 145

There is no net service cost related to the U.S. pension plan in 2008 and 2007 due to the Company's decision to freeze the plan effective January 1, 2007. Of the total expense presented in the tables above, the amounts allocated to discontinued operations totaled $6 million in 2007 and $23 million in 2006. In connection with the spin-off of Teradata, the obligations of certain international plans were re-measured and plan assets of $54 million and projected benefit obligations of $92 million were distributed to Teradata.

In 2006, to further improve profitability in the Americas segment, NCR offered an early retirement program to qualified customer service engineers in the United States. As a result of participant election, the Company recorded a non-cash increase in pension expense during the first quarter of 2006 of $9 million.

The weighted average rates and assumptions used to determine benefit obligations as of December 31 were as follows:

	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
Discount rate	**6.3%**	6.3%	**5.3%**	5.4%	**5.9%**	5.9%
Rate of compensation increase	**N/A**	N/A	**3.9%**	4.1%	**3.9%**	4.1%

The weighted average rates and assumptions used to determine net periodic benefit cost for years ended December 31 were as follows:

	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Discount rate	**6.3%**	5.8%	5.6%	**5.4%**	4.9%	4.2%	**5.9%**	5.4%	5.1%
Expected return on plan assets	**7.8%**	8.0%	8.4%	**6.3%**	6.6%	6.9%	**7.2%**	7.4%	7.8%
Rate of compensation increase	**N/A**	N/A	4.2%	**4.1%**	3.7%	3.3%	**4.1%**	3.7%	3.8%

The discount rate used to determine year-end 2008 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Discount Curve. This yield curve has been constructed to represent the available yields on high-quality, fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality, long-term corporate bonds, relative to our future expected cash flows.

NCR employs a building block approach as its primary approach in determining the long-term expected rate of return assumption for plan assets. Historical market returns are studied and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatilities generate higher returns over the long run. Current market factors, such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants, and peer data are all used to review and assess the results for reasonableness and appropriateness.

The expected return on plan assets component of pension expense for our U.S. pension plan was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The market-related value for this plan was $2,427 million and $3,295 million as of December 31, 2008 and 2007, respectively, which is greater than the fair value of plan assets by $221 million and less than the fair value of plan assets by $126 million, respectively. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period. Differences in excess of 10% of the market value are recognized immediately. Similar approaches are employed in determining expense for NCR's international plans.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, for the U.S. pension plan, unrecognized net losses of $313 million are not expected to be amortized during fiscal 2009. The remaining unrecognized net losses in excess of the corridor are $820 million and are being amortized over the expected remaining service periods of active plan participants (approximately 8.3 years during fiscal 2009). Similar approaches are employed in amortizing gains and losses for NCR's other U.S. and international plans.

Plan Assets The weighted average asset allocations as of December 31, 2008 and 2007 by asset category are as follows:

	U.S. Pension Fund			International Pension Funds		
	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation
	2008	2007		2008	2007	
Equity securities	**55%**	66%	50-59%	**44%**	60%	43-56%
Debt securities	**40%**	29%	37-43%	**45%**	35%	34-46%
Real estate	**5%**	5%	4-6%	**6%**	5%	4-7%
Other	**0%**	0%	0-1%	**5%**	0%	4-7%
Total	**100%**	100%		**100%**	100%	

Investment Strategy NCR employs a total return investment approach, whereby a mix of equities, fixed-income and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, small and large capitalization stocks, and growth and value stocks. Fixed-income assets are also diversified across U.S. and non-U.S. issuers, type of fixed-income security (i.e., government bond, corporate bonds, mortgage-backed securities) and credit quality. Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment and are diversified by property type and location. Other assets, such as cash or private equity are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the

same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Postretirement Plans

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's U.S. postretirement plan is as follows:

In millions	Postretirement Benefits 2008	Postretirement Benefits 2007
Change in benefit obligation		
Benefit obligation as of January 1	**$134**	$152
Gross service cost	**—**	—
Interest cost	**7**	7
Actuarial gain	**(8)**	(10)
Plan participant contributions	**8**	11
Benefits paid	**(25)**	(26)
Benefit obligation as of December 31	**$116**	$134

There was no transfer of postretirement liability to Teradata as a result of the spin-off.

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	Postretirement Benefits 2008	Postretirement Benefits 2007
Benefit obligation	**$(116)**	$(134)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (17)**	$ (18)
Noncurrent liabilities	**(99)**	(116)
Net amounts recognized	**$(116)**	$(134)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 48**	$ 60
Prior service credit	**(101)**	(114)
Total	**$ (53)**	$ (54)

The net periodic benefit (income) cost of the postretirement plan for the years ended December 31 was:

In millions	Postretirement Benefits 2008	2007	2006
Interest cost	**$ 7**	$ 7	$ 8
Net service cost	**—**	—	—
Amortization of:			
Prior service cost	**(13)**	(13)	(15)
Actuarial loss	**4**	5	7
Net benefit income	**$ (2)**	$ (1)	$—

The postretirement expense related to discontinued operations was immaterial in 2007 and 2006.

The assumptions utilized in accounting for postretirement benefit obligations as of December 31 and for postretirement benefit income for the years ended December 31 were:

	Postretirement Benefit Obligations		Postretirement Benefit Costs		
	2008	**2007**	**2008**	**2007**	**2006**
Discount rate	**6.3%**	6.0%	**6.0%**	5.5%	5.3%

Assumed healthcare cost trend rates as of December 31 were:

	2008		2007	
	Pre-65 Coverage	**Post-65 Coverage**	**Pre-65 Coverage**	**Post-65 Coverage**
Healthcare cost trend rate assumed for next year	**10.0%**	**7.0%**	10.0%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate rate	**2018**	**2018**	2018	2018

In addition, a one percentage point change in assumed healthcare cost trend rates would have the following effects on the postretirement benefit income and obligation:

In millions	1% Increase	1% Decrease
2008 service cost and interest cost	$—	$—
Postretirement benefit obligation as of December 31, 2008	$ 8	$ (7)

Postemployment Benefits

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's postemployment plan was:

	Postemployment Benefits	
In millions	**2008**	**2007**
Change in benefit obligation		
Benefit obligation as of January 1	**$302**	$383
Restructuring program cost	**40**	60
Service cost	**23**	29
Interest cost	**15**	15
Benefits paid	**(58)**	(79)
Teradata spin-off	**—**	(50)
Foreign currency exchange	**(2)**	16
Actuarial loss (gain)	**7**	(72)
Benefit obligation as of December 31	**$327**	$302

The following tables present the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss at December 31:

In millions	Postemployment Benefits	
	2008	**2007**
Benefit obligation	**$(327)**	$(302)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (67)**	$ (59)
Noncurrent liabilities	**(260)**	(243)
Net amounts recognized	**$(327)**	$(302)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 125**	$ 133
Prior service credit	**(3)**	(3)
Total	**$ 122**	$ 130

The net periodic benefit cost of the postemployment plan for years ended December 31 was:

In millions	Postemployment Benefits		
	2008	**2007**	**2006**
Service cost	**$23**	$ 29	$ 30
Interest cost	**15**	15	17
Amortization of actuarial loss	**13**	22	32
Net benefit cost	**$51**	$ 66	$ 79
Restructuring severance cost	**40**	60	—
Net benefit cost	**$91**	$126	$ 79

Of the total expense presented in the table above, the amounts allocated to discontinued operations totaled $12 million in 2007 and $16 million in 2006. In connection with the spin-off of Teradata, we re-measured our postemployment benefit obligations and $50 million was distributed to Teradata.

The weighted average assumptions utilized in accounting for postemployment benefit obligations as of December 31 and for postemployment benefit costs for the years ended December 31 were:

	Postemployment Benefit Obligations		Postemployment Benefit Costs		
	2008	**2007**	**2008**	**2007**	**2006**
Discount rate	**4.6%**	5.3%	**5.3%**	4.9%	4.3%
Salary increase rate	**3.6%**	4.1%	**4.1%**	3.7%	3.4%
Involuntary turnover rate	**5.0%**	5.0%	**5.0%**	5.0%	5.0%

The below table presents each relevant component of other comprehensive income related to NCR's benefit plans as of December 31, 2008, including the tax effects of each component:

In millions	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Prior service cost during year	$ —	$—	$ —
Amortization of prior service cost	(7)	5	(2)
Net loss arising during year	(1,593)	482	(1,111)
Actuarial gain included in benefits expense	86	(7)	79
Currency translation	144	(3)	141
Total benefit plans	$(1,370)	$477	$ (893)

Cash Flows Related to Employee Benefit Plans

Cash Contributions NCR does not expect to be required to contribute to the U.S. qualified pension plan in 2009; however, the Company plans to contribute approximately $110 million to the international pension plans and $10 million to the executive pension plan in 2009. Due to the decline in the fair value of our pension plan assets in 2008, we now have a significant, underfunded pension obligation that may require material increases in cash contributions in future years. The Company also expects to make contributions of $16 million to the U.S. postretirement plan and $47 million to the postemployment plan in 2009. Additionally, we expect to make $20 million in severance payments in 2009 relating to the restructuring programs announced during 2007 and 2008.

Estimated Future Benefit Payments NCR expects to make the following benefit payments reflecting past and future service from its pension, postretirement and postemployment plans:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Year					
2009	$ 204	$ 97	$ 301	$16	$ 67
2010	$ 207	$ 97	$ 304	$16	$ 46
2011	$ 211	$ 94	$ 305	$15	$ 45
2012	$ 214	$ 94	$ 308	$14	$ 44
2013	$ 217	$ 95	$ 312	$12	$ 42
2014-2018	$1,138	$484	$1,622	$47	$170

Savings Plans U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under the U.S. plan was approximately $19 million in 2008, $28 million in 2007 and $25 million in 2006. Of these amounts, the expense allocated to discontinued operations was approximately $8 million in 2007 and $9 million in 2006. The expense under international and subsidiary savings plans was $15 million in 2008, $21 million in 2007 and $17 million in 2006. Of these, the expense allocated to discontinued operations was approximately $4 million in 2007 and $3 million in 2006.

Note 10 Financial Instruments

In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. A description of these derivative financial instruments is as follows:

Cash Flow Hedges NCR primarily uses foreign exchange forward contracts to reduce the Company's exposure to changes in currency exchange rates, primarily as it relates to inventory purchases by marketing units and inventory sales by manufacturing units. Foreign exchange contracts used as a part of NCR's risk management strategy, which are designated at inception as highly effective cash flow hedges, are measured for effectiveness both at inception and on an ongoing basis. For foreign exchange contracts designated as highly effective cash flow hedges, the gains or losses are deferred in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. The net impact related to the ineffectiveness of all cash flow hedges was not material during 2008, 2007 and 2006. As of December 31, 2008, pre-tax deferred net losses recorded in other comprehensive income related to cash flow hedges were $7 million, and are expected to be reclassified to earnings during the next 24 months.

Fair Value Hedges NCR entered into an interest rate swap agreement (swap) in 2003 as part of its risk management strategy. The swap utilized by the Company effectively modifies a portion of the Company's exposure to interest rate risk by converting a portion of the Company's fixed-rate debt to a variable rate. This agreement involves the receipt of fixed-rate amounts in exchange for variable rate interest payments over the life

of the agreement without an exchange of the underlying principal amount. This swap was designated as a highly effective fair value hedge of $50 million of the $300 million senior unsecured notes due in 2009 (see Note 6 for a description of the senior unsecured notes). As the terms of the swap are identical to the terms of the senior unsecured notes, the swap qualifies for an assumption of no ineffectiveness under the provisions of SFAS 133. Therefore, there was no gain or loss recognized in earnings due to ineffectiveness of the swap during the years ended December 31, 2008, 2007 and 2006.

Other Hedges When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations), gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow hedges, are recognized in other earnings as exchange rates change.

Fair Value of Financial Instruments The fair value of our debt is based on a discounted cash flow model that incorporates a market interest yield curve based on the Company's credit rating with adjustments for duration. In determining the market interest yield curve, the Company considered its BBB- credit rating. The fair value of foreign exchange contracts and interest rate swaps are based on market quotes of similar instruments and represent estimates of possible value that may not be realized in the future. The table below presents the fair value, carrying value and notional amount of foreign exchange contracts, interest rate swap and debt as of December 31, 2008 and 2007. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of NCR's involvement in such instruments. These notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments.

In millions	Contract Notional Amount	Carrying Amount		Fair Value	
		Asset	Liability	Asset	Liability
2008					
Foreign exchange forward contracts	**$424**	**$ 6**	**$ 13**	**$ 6**	**$ 13**
Interest rate swap	**$ 50**	**$—**	**$—**	**$—**	**$—**
Debt	**$—**	**$—**	**$308**	**$—**	**$314**
2007					
Foreign exchange forward contracts	$107	$—	$ 2	$—	$ 2
Interest rate swap	$ 50	$—	$—	$—	$—
Debt	$—	$—	$308	$—	$321

Concentration of Credit Risk NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the Consolidated Balance Sheets. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate. As of December 31, 2008 and 2007, NCR did not have any major concentration of credit risk related to financial instruments.

Note 11 Commitments and Contingencies

In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes the amounts provided in its Consolidated Financial Statements, as prescribed by GAAP, are adequate in light of the probable and estimable liabilities. The Company does not currently expect to

incur material capital expenditures related to compliance with such laws and regulations. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's Consolidated Financial Statements or will not have a material adverse effect on its consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2008 cannot currently be reasonably determined.

The United States Department of Justice is conducting an investigation regarding the propriety of the Company's former Teradata Data Warehousing business's arrangements and understandings with others in connection with certain federal contracts. In connection with the spin-off of Teradata on September 30, 2007, the responsibility for this matter, together with the related reserve, was distributed to Teradata Corporation. While the Company may be subject to ostensible exposure inasmuch as it was the contracting party in the matter at issue, Teradata Corporation is generally obligated to indemnify the Company for any losses arising out of this matter.

A separate portion of the government's investigation relates to the adequacy of pricing disclosures made to the government in connection with negotiation of the Company's General Services Administration Federal Supply Schedule and to whether certain subsequent price reductions were properly passed on to the government. Both Teradata Corporation and the Company are participating in this aspect of the investigation, with respect to certain products and services of each, and each will assume financial responsibility for its own exposures, if any, without indemnification from the other. At this time, the Company is unable to determine whether it has probable liability with respect to this aspect of the investigation.

In March 2008 NCR was served with a complaint filed in federal court in California by an employee in its NCR Services organization alleging violations of the Fair Labor Standards Act (FLSA) and California state law. The complaint alleges that the plaintiff and other employees in the Customer Engineer (CE) job classification are engaged in "off-the-clock" work for which they are not compensated, as well as working through unpaid meal and rest breaks in violation of law. As of February 1, 2009, an additional 20 named plaintiffs had joined the case. In addition, on October 7, 2008, NCR and its services subsidiary, First Level Technology LLC (First Level) were served with a similar FLSA and state law complaint filed in federal court in Chicago, Illinois. There are presently 6 plaintiffs (current and former CEs) in the Chicago action. On February 23, 2009, NCR and the plaintiff class representative in the California action, entered into a settlement agreement, subject to court approval, covering the NCR and First Level CEs. NCR recorded an accrual of $12 million as of December 31, 2008 to recognize our liability under the settlement as well as other expenses related to the lawsuits, including the payment of administrative costs, certain employee taxes, and other expenses.

Environmental Matters NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site clean-up costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and comparable state statutes. Other than the matter detailed below, we currently do not anticipate material expenses and liabilities from these other environmental matters.

NCR is one of eight entities that have been formally notified by governmental and other entities (such as local Native American tribes) that they are PRPs for environmental claims under CERCLA and other statutes arising out of the presence of polychlorinated biphenyls (PCBs) in sediments in the lower Fox River and in the Bay of Green Bay in Wisconsin. NCR was identified as a PRP because of alleged PCB discharges from two carbonless copy paper manufacturing facilities it previously owned, which were located along the Fox River. Some parties contend that NCR is also responsible for PCB discharges from paper mills owned by other companies because carbonless paper manufactured by NCR was allegedly purchased by those mills as a raw material for their paper making processes. NCR sold the facilities in 1978 to Appleton Papers Inc. (API), which has also been identified as a PRP. The other Fox River PRPs that received notices are P.H. Glatfelter Company,

Georgia-Pacific Consumer Products LP (GP, successor to Fort James Operating Company), WTM I Co. (formerly Wisconsin Tissue Mills, now owned by Chesapeake Corporation), CBC Corporation (formerly Riverside Paper Corporation), U.S. Paper Mills Corp. (owned by Sonoco Products Company), and Menasha Corporation.

In July 2003, the United States Environmental Protection Agency (USEPA) and Wisconsin Department of Natural Resources (WDNR) issued their final clean-up plan (known as a Record of Decision, or ROD) for the largest portion of the Fox River. The ROD addressed the lower part of the Fox River and portions of Green Bay, where USEPA and WDNR (the Governments) estimate the bulk of the sediments that need to be remediated are located. In two portions of the lower part of the Fox River covered by the ROD—Operable Units (OUs) 3 and 4—the Governments selected large-scale dredging as the clean-up approach and estimated that cost at approximately $284 million. The Governments also identified "capping" the river bed with appropriate materials as a "contingent remedy" to be evaluated during the remedial design process. For Green Bay, or OU 5, the Governments selected monitored natural attenuation as the clean-up approach at an estimated cost of approximately $40 million. Earlier, in January 2003, the Governments had issued their ROD for the upper portions of the Fox River projecting the cost of that work to be approximately $65 million for OU 1 and $10 million for OU 2. Combining the cost estimates from both RODs issued in 2003, the Governments expected the selected remedies for all five OUs to cost approximately $400 million, exclusive of contingencies.

By letter dated September 30, 2003, the Governments notified NCR and the seven other PRPs of their potential liability for remediation of the lower portions of the Fox River and requested that one or more of the PRPs enter into an agreement with the Governments to perform the engineering design work for the clean-up of OUs 2 through 5. In response, in 2004, NCR and GP entered into an Administrative Order on Consent (AOC) with the Governments to perform this design work, and this work was nearly complete as of December 31, 2008.

In April 2006, NCR and U.S. Paper Mills entered into a consent decree with the Governments to undertake a remedial action involving an area of elevated PCBs downriver of the De Pere Dam (Phase 1 work). The consent decree was approved in November 2006 by the federal court in Wisconsin, and most of the work was performed during 2007. The remaining work will be combined with the rest of the OU 2 through 5 remedial action discussed below, although the consent decree will be kept open formally until all work in the Phase 1 area is complete. The estimated remaining costs of this project are included in the estimates discussed below.

In November 2006, the Governments issued, for public comment, a proposal to amend the RODs for the lower river. The proposal called for a combination of dredging and capping to remediate the PCB-containing sediments, as opposed to using dredging throughout the lower river. In June 2007, the Governments issued their amendment to the 2003 RODs (Amended ROD), adopting the proposal to use a combination of dredging and capping to remediate the sediments in OUs 2 through 5 (the Amended ROD did not address OU 1). The Amended ROD stated that the cost of this work was expected to be $390 million.

By letter received February 14, 2007, the Governments again notified NCR and the seven other PRPs of their potential liability for remediation and requested that the parties enter into negotiations with the Governments over a consent decree for implementing the remedy for the lower river. Such negotiations ensued, but to date no consent decree has resulted.

In October 2007, certain of the PRPs issued a request for proposals (RFP), seeking bids from contractors for the type of contractual arrangement for the lower river clean-up work consistent with the then ongoing settlement discussions. Initial responses to the RFP were received in mid-December 2007, and subsequent modified responses, reflecting alternative contracting approaches, were received in the first quarter of 2008. Further negotiations with one of the contractors have been ongoing since the second quarter of 2008 and may culminate in the execution of a contract in early 2009. In tandem with the negotiations, certain PRPs and the Governments have identified various potential "value engineering" projects intended to reduce the costs of the remediation (the cost savings of the value engineering projects are intended to be shared with the contractor in a percentage yet to be defined, so as to provide incentives for the contractor to pursue the initiatives).

On November 13, 2007, the Governments issued a unilateral administrative order (Order) under Section 106 of CERCLA to all eight of the PRPs. The Order requires the PRPs to implement the remedial work in the lower river in accordance with the requirements of the Amended ROD. Under the Order, full-scale remediation is to begin in 2009, with in-water activities anticipated to commence in May of 2009. NCR, API and the other PRPs are working with the Governments to implement certain provisions of the Order.

NCR and API share their portion of the cost of the Fox River clean-up and natural resource damages based upon an agreement and an arbitration award: a 45% share for NCR of the first $75 million of such costs—a threshold that was reached in the second quarter of 2008—and a 40% share for amounts in excess of $75 million.

On January 7, 2008, NCR and API filed a lawsuit in federal court, which is currently pending in Green Bay, Wisconsin, seeking a judicial ruling determining each PRP's allocable responsibility for the cost of performing the remedial work at the Fox River. The suit was initially filed against the George A. Whiting Paper Company, and several defendants were added to the suit in the following months, including all of the original recipients of the November 13, 2007 Order (the "allocation litigation"). As of December 31, 2008, there were a total of 28 defendants in that case and a companion consolidated case, and a number of counterclaims seeking contribution under CERCLA have been filed and are pending against NCR and API. On September 23, 2008, the court issued a Case Management Decision and Scheduling Order setting a "Phase I trial" for December 1, 2009, limited to the questions of (i) when each party knew or should have known that recycling NCR-brand carbonless copy paper would result in the discharge of PCBs to a waterbody, thereby risking environmental damage; and (ii) what, if any, actions each party took upon acquiring such knowledge to avoid the risk of further PCB contamination. The court's order also limits initial discovery proceedings to the same questions. Upon completion of this "Phase I" of the case, the court will enter a new Case Management and Scheduling Order that will govern further proceedings in the case.

The extent of NCR's potential liability remains subject to many uncertainties. NCR's eventual remediation liability—which is expected to be paid out over a period extending through at least approximately 2019, followed by long-term monitoring for several decades—will depend on a number of factors. In general, the most significant factors include: (1) the total clean-up costs for each of the segments of the river; (2) the total natural resource damages for the site; (3) the shares NCR and API will jointly bear of future clean-up costs and natural resource damages as former and current owners of paper manufacturing facilities located along the Fox River; (4) the share NCR will bear of the joint NCR/API payments for such clean-up costs and natural resource damages; and (5) NCR's transaction and litigation costs to defend itself in this matter, including participation in allocation litigation. In establishing the reserve, NCR attempts to estimate a range of reasonably possible outcomes for each of these factors, although each range is itself highly uncertain. NCR uses its best estimate within the range, if that is possible. Where there is a range of equally possible outcomes, and there is no amount within that range that is considered to be a better estimate than any other amount, NCR uses the low end of the range. These factors are discussed below:

For the first factor described above, NCR has revised the amount that it estimates as the total of the clean-up costs for each of the segments of the river. NCR previously used a best estimate of $613 million, which was based on the Governments' Amended ROD (which set out a cost of approximately $400 million for OUs 2-5, to which the Company previously added certain other components). The Company now utilizes an updated best estimate of $837 million, approximately $596 million of which pertains to construction and remediation activities for OUs 2-5.

The Company's decision to update the estimate is based on, among other things, the subsequent proposal development, cost calculations and contractor negotiations that remain ongoing, the refinement of "value engineering" projects, and the Company's ongoing assessment of clean-up requirements as the project progresses. In addition, in the quarter ending December 31, 2008, to substantiate the Company's assessment that the revised cost estimate was appropriate, the Company engaged the services of an environmental and construction consulting firm specializing in this type of work to review the then-current plans and proposed costs for the remediation project and the proposed contract arrangement. The Company's determination to update the estimate of clean-up costs is based in part on its review of that firm's views. In light of these factors, the

Company no longer considers the prior amount based on the Governments' 2007 Amended ROD to constitute a best estimate of total costs. Although a formal remediation contract has not yet been entered into, the Company now considers the costs being developed in those contract negotiations, coupled with certain additional projects the Company believes will be required to achieve compliance with the Order, to constitute a new best estimate of the total clean-up costs.

The updated estimated total cost amount of $837 million, as did the previous estimate, includes estimates for the OU 1 through OU 5 work, the Phase 1 work and the remedial design work. It adds to these estimates a 15% contingency for possible cost overruns and unexpected expenses; a 5% contingency for the Governments' future oversight costs; an amount for the Governments' past oversight costs, updated to reflect a January 2009 communication from the Governments; an estimate for long-term monitoring extending over several decades; and an estimate for value engineering savings. There can be no assurances that this estimated total cost amount will not be significantly higher as remediation work progresses. A range of reasonably possible outcomes with respect to total cost is difficult to state, but if the portion of the contingency applicable to cost overruns and unexpected expenses were to be doubled from 15% to 30%, the total cost would increase to approximately $931 million.

Second, for total natural resource damages (NRD), NCR uses a best estimate of $76 million. Previously, NCR used a best estimate of $131 million. This reduction was based on information NCR obtained in 2007. NCR believes the range of reasonably possible outcomes for NRD, if it were to be litigated, is between zero and $176 million.

Third, for the NCR/API shares of future clean-up costs, NCR determined that there are ranges of equally possible outcomes for the different segments of the river, and that no estimates within these ranges are better than the other estimates. Accordingly, NCR uses the low ends of the ranges, which are based primarily on the proximity of the areas to be remediated to the locations at which PCBs from the NCR/API plants were discharged to the river. There are other estimates that are significantly higher; however, NCR believes there is such uncertainty surrounding these estimates that it cannot quantify the high end of the range, although NCR does not believe the joint NCR/API percentage of direct discharges is near 100%. NCR's analysis of this factor assumes that other PRPs will remain financially viable and will be able to pay their ultimate allocable shares of any liability for the clean-up costs. As for the NCR/API share of NRD, which is discussed above, NCR uses a best estimate.

Fourth, for the NCR share of the joint NCR/API payments, as discussed above, NCR's percentage share is set by an agreement between NCR and API and a subsequent arbitration award. NCR's analysis of this factor assumes that API is able to pay its percentage share of the NCR/API joint share.

Finally, NCR estimated the transaction costs it is likely to incur to defend this matter through 2019, the time period NCR's engineering consultants believe it will take to implement the remedy for the river. This estimate is based on an analysis of NCR's costs since this matter first arose in 1995 and estimates of what NCR's defense and transaction costs will be in the future. NCR expects that the bulk of these transaction costs have been and will be incurred in the 2008—2012 time period. The costs incurred and expected to be incurred during that period include, in particular, completion of the design work, equipment purchases, commencement and continuation of clean-up activities in the river, and prosecution of the allocation litigation discussed above.

In light of several factors—among them, the remedial design work conducted by NCR and GP, the ongoing settlement discussions (including the prospects not only of group settlements but also of individual settlements for certain corporate or municipal entities), the efforts to implement the Order for clean-up of the lower river, the pending allocation litigation referenced above, efforts by NCR and API to identify other parties with potential responsibility for the clean-up, ongoing negotiations with contractors about the cost of implementing the work required under the Order, and the subsequent value engineering efforts designed to make the clean-up more efficient and less costly—calculation of the Company's Fox River reserve has become subject to added layers of complexities, and it is possible there could be additional changes to some elements of the reserve over upcoming

periods, although we are unable to predict or estimate such changes at this time. In addition, the current economic recession may have impacts on the Fox River clean-up, in particular with respect to the ability of PRPs to meet their obligations with respect to the clean-up or to remain as viable concerns; one of the original eight PRPs, WTM I Company, filed for bankruptcy on December 29, 2008, but the impact, if any, of that filing on that company's potential contributions to the clean-up cannot be determined at this time. Further, there can be no assurance that the clean-up and related expenditures will not have a material effect on NCR's capital expenditures, earnings, financial condition, cash flows, or competitive position.

As of December 31, 2008, the reserve for the Fox River matter was approximately $88 million, compared to $85 million as of December 31, 2007. This reflects a $43 million increase in NCR's estimated liability due to the update for estimated total costs previously discussed, offset by a $15 million increase in the indemnification receivable from AT&T and Alcatel-Lucent, and payments of $25 million for clean-up activities and legal fees in 2008. The cost of these activities is included in determining our portion of the total clean-up costs, as previously described. NCR regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments.

AT&T and Alcatel-Lucent are responsible for indemnifying NCR for a portion of the amounts paid by NCR for the Fox River matter over a certain threshold. NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term receivable of approximately $45 million as of December 31, 2008, and is deducted in determining the net reserve discussed above. This receivable, which was approximately $30 million as of December 31, 2007, has increased primarily due to the increased estimate of total clean-up costs related to the Fox River matter. The receivable balance can fluctuate not only with respect to total clean-up and other costs, but also with respect to insurance recoveries and certain tax impacts as measured by a contractual formula using prior-year effective tax rates. Such insurance recoveries and tax impacts are netted against the receivable in proportions specified under the indemnity agreement (i.e., they typically decrease its amount). Insurance recoveries, whether by judgment or settlement, are the subjects of ongoing litigation and thus difficult to predict. The tax impact within the indemnity calculation is subject to substantial volatility regarding the Company's effective tax rate from year to year, rendering the future tax impacts highly uncertain. When actual payments, net of insurance recoveries and tax impacts, reach the indemnity threshold, the Company expects to commence collection of the related portions of the receivable. The Company is not able to predict precisely when it expects its actual payments to achieve the indemnity threshold; however, we do not expect that to occur prior to late 2009 at the earliest, or sometime in 2010, 2011 or later, depending primarily on whether NCR receives further insurance recoveries.

In connection with the Fox River matter, NCR previously reached settlement agreements with certain of its principal insurance carriers in a combined total of approximately $30 million, including approximately $1 million in the fourth quarter of 2008. Of this amount, $9 million is subject to competing claims by another party, and NCR and the other party have agreed that these funds will be used for Fox River costs and will be shared on an agreed upon basis (subject to reallocation at a later date). NCR's agreed upon share of the $9 million is estimated to be $4 million. The Company is also engaged in litigation against several other insurance carriers in connection with the Fox River matter; that case is scheduled to go to trial in a Wisconsin state court on April 27, 2009.

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies (except for the Fox River site, where the estimated costs and natural resource damages are estimated as described above), estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required clean-up and restoration actions. Reserves are adjusted as further information develops or circumstances change. Management expects that the amounts reserved from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites. The amounts provided for environmental matters in NCR's Consolidated Financial Statements are the estimated gross undiscounted amounts of such liabilities, without deductions for insurance or third-party indemnity claims, except as qualified

in the following sentences. Except for the sharing agreement with API described above with respect to the Fox River site, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are reflected as receivables in the Consolidated Financial Statements. For the Fox River site, as described above, a receivable relating to the AT&T and Alcatel-Lucent indemnity is recorded as of December 31, 2008, because payment is considered probable and is supported by contractual agreements.

Guarantees and Product Warranties Guarantees associated with NCR's business activities are reviewed for appropriateness and impact to the Company's financial statements. NCR had no obligations related to such guarantees and therefore, its financial statements do not have any associated liability balance as of December 31, 2008 or 2007.

NCR provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors, such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. Upon consummating a sale, we recognize the total customer revenue and record the associated warranty liability using pre-established warranty percentages for that product class. From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.

The following table identifies the activity relating to the warranty reserve for the following years:

In millions	2008	2007	2006
Warranty reserve liability			
Beginning balance as of January 1	**$ 13**	$ 13	$ 12
Accruals for warranties issued	**65**	41	36
Settlements (in cash or in kind)	**(54)**	(41)	(35)
Ending balance as of December 31	**$ 24**	$ 13	$ 13

The warranty costs increased in 2008 as compared to 2007 due to higher product revenue and an increase in the standard warranty period for select products in certain geographies. In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of maintenance services. For contracts that are not separately priced but include product maintenance, the Company defers revenue at an amount equal to its objective and reliable fair value (VSOE for transactions subject to the provisions of SOP 97-2) of the product maintenance and recognizes the deferred revenue over the service term. For separately priced product maintenance contracts not subject to the provisions of SOP 97-2, NCR applies the provisions of FTB 90-1. In conformity with FTB 90-1, NCR defers the stated amount of the separately priced contract and recognizes the deferred revenue ratably over the service term. Amounts associated with these extended warranties are not included in the table above.

In addition, NCR provides its customers with certain indemnification rights. In general, NCR agrees to indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of the Company's products. From time to time, NCR also enters into agreements in connection with its acquisition and divesture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Purchase Commitments The Company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business. This includes a long-term service

agreement with Accenture under which many of NCR's key transaction processing activities and functions are performed.

Leases NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum lease payments, in millions, under non-cancelable leases as of December 31, 2008, for the following fiscal years were:

In millions	2009	2010	2011	2012	2013	Thereafter
Minimum lease obligations	$49	$39	$32	$29	$28	$45

Total rental expense for operating leases was $58 million in 2008, $62 million in 2007, and $55 million in 2006.

Note 12 Discontinued Operations

As discussed in Note 1, "Description of Business and Significant Accounting Policies," on September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free dividend of Teradata common stock to its stockholders. Pursuant to the Separation and Distribution Agreement between NCR and Teradata, immediately prior to the effective time of the spin-off, NCR distributed net assets associated with the Teradata Data Warehousing business to Teradata. The transfer of assets and liabilities included a $200 million cash contribution from NCR to Teradata in accordance with the Separation and Distribution Agreement between the two companies. In connection with the spin-off of Teradata, the obligations of certain international pension plans were re-measured and pension plan assets of $54 million and projected pension benefit obligations of $92 million were distributed to Teradata. The Company also re-measured postemployment benefit obligations and obligations of $50 million were distributed to Teradata.

As a result of the spin-off transaction, the Teradata Data Warehousing business has been classified as a discontinued operation in the Company's consolidated financial statements for all periods presented.

The following table and accompanying Notes present information related to the discontinued operation for the years ended December 31:

In millions	2008	2007 (1)	2006
Total revenue	$—	$1,223	$1,560
Total operating expenses (a, b, c)	4	1,046	1,241
Pretax (loss) income from discontinued operations	(4)	177	319
Income tax (benefit) expense (d)	(1)	74	88
(Loss) income from discontinued operations	$ (3)	$ 103	$ 231

(1) NCR completed the spin-off of the Teradata Data Warehousing business on September 30, 2007.

Notes:

(a) In accordance with Emerging Issues Task Force Issue No. 87-24 (EITF 87-24), *Allocation of Interest to Discontinued Operations*, certain corporate overhead expenses previously allocated to Teradata were excluded from discontinued operations as they were ongoing expenses of NCR. These corporate overhead expenses are included in income from continuing operations and related primarily to general management, tax, investor relations, and public relations. These costs totaled $4 million for the year ended December 31, 2007 and $7 million for the year ended December 31, 2006.

(b) For the year ended December 31, 2008, the expense related to discontinued operations was primarily due to professional and consulting fees directly related to the spin-off of Teradata. In connection with the spin-off transaction, the Company incurred $55 million of costs in the year ended December 31, 2007, which were

non-recurring and directly related to the spin-off and are therefore included in income from discontinued operations. These non-recurring costs were primarily for investment banking, legal, tax, accounting, and other professional and consulting fees.

(c) Includes $11 million and $9 million of stock-based compensation expense in 2007 and 2006, respectively.

(d) Includes the income tax effects of the adjustments described in Notes (a), (b) and (c) above.

The following table presents summary balance sheet information related to the distribution of net assets to Teradata on September 30, 2007:

Summary Distributed Balance Sheet—Discontinued Operations

In millions	September 30, 2007
Assets	
Total current assets	$ 667
Property, plant and equipment, net	75
Goodwill	90
Deferred income taxes	138
Other assets	97
Total assets distributed to discontinued operations	$1,067
Liabilities	
Total current liabilities	$ 430
Other liabilities	84
Total liabilities distributed to discontinued operations	$ 514
Net assets distributed	$ 553

During 2008, the Company made adjustments of $2 million to the net assets distributed. These adjustments resulted from the settlement of activity primarily related to accounts receivable, accounts payable, deferred revenue and property, plant and equipment. These adjustments were immaterial individually and in the aggregate.

Note 13 Segment Information and Concentrations

Operating Segment Information Effective January 1, 2008, NCR reorganized its businesses and the management thereof to a functional geographic model, changing from the previous model of global business units organized by product and service offering. In order to align the Company's external reporting of its financial results with this organizational change, the Company modified its segment reporting. The Company now manages and reports its business in the following three segments:

- Americas;
- Europe, Middle East and Africa (EMEA); and
- Asia Pacific and Japan (APJ).

Each of these segments derives revenue by selling products and services to the financial services, retail and hospitality, travel and gaming, healthcare and public sector, entertainment and software and technology services industries. The Company's products, services and solutions enable NCR's customers to connect, interact and transact with their customers, and include: ATM hardware and software; traditional point-of-sale and self-checkout solutions; self-service kiosk solutions; business consumables; solutions that digitally capture, process and retain item-based transactions; maintenance of NCR solutions; consulting, installation and customer support services; as well as the maintenance and sale of third-party products and services. The Company's chief operating decision maker regularly assesses information relating to these segments to make decisions, including the allocation of resources. Management evaluates the performance of the segments based on revenue and

segment gross margin. Segment assets are not included in this assessment of segment performance. We have reclassified our prior period segment information to conform to the current period presentation. The accounting policies used to determine the results of the operating segments are the same as those utilized for the consolidated financial statements as a whole. Intersegment sales and transfers are not material.

In recognition of the volatility of the effects of pension expense on our segment results and to maintain operating focus on business performance, pension expense, as well as realignment costs and significant gains and losses on the sale of properties (when they occur) are excluded from the segment operating results utilized by our chief operating decision maker in evaluating segment performance and are separately delineated to reconcile back to total reported income from operations.

The following table presents revenue and gross margin by segment:

In millions	2008	2007	2006
Revenue by segment			
Americas	**$2,269**	$2,148	$2,096
EMEA	**2,066**	1,906	1,675
APJ	**980**	916	811
Total revenue	**5,315**	4,970	4,582
Gross margin by segment			
Americas	**437**	432	427
EMEA	**556**	485	383
APJ	**237**	216	195
Total—Segment gross margin	**1,230**	1,133	1,005
Selling, general and administrative expenses	**696**	651	617
Research and development expenses	**134**	133	112
Pension expense	**25**	38	122
Other adjustments (1)	**53**	92	—
Income from operations	**$ 322**	$ 219	$ 154

(1) Other adjustments in 2008 include $57 million of organizational realignment costs, $12 million of legal costs, and a $16 million gain on the sale of a manufacturing facility in Canada. Other adjustments in 2007 include $48 million of manufacturing realignment costs and related expenses, $28 million related to the Japan restructuring costs, and $16 million of costs related to the spin off of Teradata.

The following table presents revenue from products and services for NCR for the years ended December 31:

In millions	2008	2007	2006
Product revenue	**$2,861**	$2,693	$2,428
Professional and installation services revenue	**638**	671	629
Total solution revenue	**3,499**	3,364	3,057
Support services revenue	**1,816**	1,606	1,525
Total revenue	**$5,315**	$4,970	$4,582

NCR allocates assets to its operating segments based on the primary segment benefitting from the assets. The assets attributable to NCR's operating segments consist primarily of accounts receivable, inventories, property, plant, and equipment, capitalized software and goodwill dedicated to a specific operating segment. Assets not attributable to operating segments because they are not dedicated to a specific segment consist primarily of deferred tax assets, prepaid pension costs, and cash and cash equivalents. Segment assets as of December 31 were:

In millions	2008	2007
Segment assets		
Americas	**$ 904**	$ 918
EMEA	**757**	924
APJ	**412**	447
Total segment assets	**2,073**	2,289
Assets not allocated to the segments:		
Cash and cash equivalents	**711**	952
Prepaid pension cost	**251**	776
Deferred income taxes	**713**	273
Other assets not attributable to segments	**507**	490
Consolidated total assets	**$4,255**	$4,780

Revenues are attributed to the geographic area/country to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

In millions	2008	%	2007	%	2006	%
Revenue by Geographic Area						
United States	**$1,787**	**33%**	$1,743	35%	$1,726	38%
Americas (excluding United States)	**482**	**9%**	405	8%	370	8%
Europe, Middle East, and Africa	**2,066**	**39%**	1,906	38%	1,675	36%
Japan	**352**	**7%**	323	7%	317	7%
Asia Pacific (excluding Japan)	**628**	**12%**	593	12%	494	11%
Consolidated revenue	**$5,315**	**100%**	$4,970	100%	$4,582	100%

The following table presents property, plant and equipment by geographic area as of December 31:

In millions	2008	2007
Property, plant and equipment, net		
United States	**$133**	$116
Americas (excluding United States)	**17**	27
Europe, Middle East, and Africa	**78**	88
Japan	**60**	59
Asia Pacific (excluding Japan)	**20**	23
Consolidated property, plant and equipment, net	**$308**	$313

Concentrations No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 2008, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on NCR's operations. NCR also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial software and other central components. NCR also utilizes contract manufacturers in order to complete manufacturing activities. There can be no assurances that any sudden impact to the availability or cost of these technologies or services would not have a material adverse effect on NCR's operations.

Note 14 Quarterly Information (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth
2008				
Total revenues	**$1,183**	**$1,332**	**$1,379**	**$1,421**
Gross margin	**$ 259**	**$ 287**	**$ 310**	**$ 327**
Operating income	**$ 65**	**$ 62**	**$ 100**	**$ 95**
Income from continuing operations, net of tax	**$ 49**	**$ 45**	**$ 82**	**$ 55**
(Loss) income from discontinued operations, net of tax	**$ (1)**	**$ (1)**	**$ (2)**	**$ 1**
Net income	**$ 48**	**$ 44**	**$ 80**	**$ 56**
Basic earnings (loss) per share:				
Continuing operations	**$ 0.28**	**$ 0.27**	**$ 0.50**	**$ 0.35**
Discontinued operations	**$ —**	**$(0.01)**	**$(0.01)**	**$ —**
Total	**$ 0.28**	**$ 0.26**	**$ 0.49**	**$ 0.35**
Diluted earnings (loss) per share:				
Continuing operations	**$ 0.28**	**$ 0.26**	**$ 0.49**	**$ 0.34**
Discontinued operations	**$(0.01)**	**$ —**	**$(0.01)**	**$ 0.01**
Total	**$ 0.27**	**$ 0.26**	**$ 0.48**	**$ 0.35**

	First	Second*	Third	Fourth
2007				
Total revenues	$ 992	$1,179	$1,278	$1,521
Gross margin	$ 157	$ 269	$ 262	$ 352
Operating (loss) income	$ (17)	$ 79	$ 38	$ 119
(Loss) income from continuing operations, net of tax	$ (9)	$ 51	$ 33	$ 96
Income (loss) from discontinued operations, net of tax	$ 43	$ 47	$ 20	$ (7)
Net income	$ 34	$ 98	$ 53	$ 89
Basic (loss) earnings per share:				
Continuing operations	$(0.05)	$ 0.28	$ 0.18	$ 0.53
Discontinued operations	$ 0.24	$ 0.26	$ 0.11	$(0.04)
Total	$ 0.19	$ 0.54	$ 0.29	$ 0.49
Diluted (loss) earnings per share:				
Continuing operations	$(0.05)	$ 0.28	$ 0.18	$ 0.52
Discontinued operations	$ 0.24	$ 0.26	$ 0.11	$(0.04)
Total	$ 0.19	$ 0.54	$ 0.29	$ 0.48

* As described in Note 1, "Description of Business and Significant Accounting Policies," in the second quarter of 2007, the Company recorded an adjustment to increase income tax expense by $18 million relating to immaterial errors originating in prior periods. The adjustment is composed of an increase to income tax expense of $25 million due to an understatement of income tax expense in the years 2001 through 2006, and an increase to income tax expense of $1 million due to an understatement of income tax expense in the first quarter of 2007. This adjustment was offset, in part, by an adjustment to reduce income tax expense by $8 million as a result of an overstatement of income tax expense (and the related liability) in 2006 due to an error in preparing that year's income tax provision. Of the total $18 million adjustment, the amount recorded in income from continuing operations was $11 million, and the remaining $7 million was recorded in income from discontinued operations. The Company determined that the impact of these corrections in all prior interim and annual periods and to 2007 full year results was immaterial to the results of operations.

Net income per share in each quarter is computed using the weighted-average number of shares outstanding during that quarter while net income per share for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' net income per share does not equal the full-year net income per share.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

NCR has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act)) to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is accumulated and communicated to NCR's management, including its Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation as of the end of the period covered by this report, conducted under their supervision and with the participation of management, the Company's Chief Executive and Chief Financial Officers have concluded that NCR's disclosure controls and procedures are effective to meet such objective and that NCR's disclosure controls and procedures adequately alert them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in NCR's Exchange Act filings.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations due to, for example, the potential for human error or circumvention of controls, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework.* Based on our assessment, we determined that, as of December 31, 2008, the Company's internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 as stated in their report which appears in this Form 10-K.

/s/ WILLIAM NUTI	/s/ ANTHONY MASSETTI
William Nuti **Chairman of the Board,** **Chief Executive Officer and President**	**Anthony Massetti** **Senior Vice President and** **Chief Financial Officer**

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 with respect to directors of NCR is included in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference.

The Executive Officers of NCR (as of February 25, 2009) are as follows:

Name	Age	Position and Offices Held
William Nuti	45	Chairman of the Board, Chief Executive Officer and President
John Bruno	44	Executive Vice President, Industry Solutions Group
Daniel Bogan	53	Senior Vice President and General Manager, NCR Consumables
Peter Leav	38	Senior Vice President, Worldwide Sales
Peter Dorsman	53	Senior Vice President, Global Operations, and Chief Operations Officer
Andrea Ledford	43	Senior Vice President, Human Resources
Peter Lieb	53	Senior Vice President, General Counsel and Secretary
Anthony Massetti	49	Senior Vice President and Chief Financial Officer
Christine Wallace	56	Senior Vice President, NCR Services

NCR's Executive Officers

William Nuti is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti joined NCR on August 7, 2005 as its Chief Executive Officer and President, in addition to being named as a director of the Company. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc. ("Symbol Technologies"), an information technology company, from December 2003 to August 2005. Prior to that, he was Chief Operating Officer of Symbol Technologies from July 2002 to December 2003. Mr. Nuti joined Symbol Technologies in 2002 following 10 years at Cisco Systems, Inc. ("Cisco") where he held positions of increasing responsibility, advancing to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at IBM, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation. Mr. Nuti became a director of NCR on August 7, 2005.

John Bruno became Executive Vice President on November 29, 2008. Prior to joining NCR, Mr. Bruno was a Managing Director at The Goldman Sachs Group, Inc. from August 2007 to November 2008. Prior to this position, he was Senior Vice President—General Manager, RFID Division, at Symbol Technologies from June 2005 through February 22, 2006. Mr. Bruno was Symbol Technologies' Senior Vice President, Corporate Development, from May 2004 to June 2005, and was Symbol Technologies' Senior Vice President, Business Development, and Chief Information Officer, from November 2002 to May 2004. Prior to joining Symbol Technologies', Mr. Bruno served as Vice President, Technology Marketing, and Vice President, Information Technology, from June 2000 to November 2002 at Cisco.

Daniel Bogan became Senior Vice President and General Manager, Systemedia Division, now known as NCR Consumables, on January 1, 2008. Prior to assuming this position, he was Senior Vice President, Retail Solutions Division, from January 1, 2007 to December 31, 2007, and he had been Interim Senior Vice President, Retail Solutions Division, since April 26, 2006. Prior to this position, Mr. Bogan was Vice President, Americas Sales and Service, Retail Solutions Division, from September 2002 to April 26, 2006. Mr. Bogan joined NCR in 1977.

Peter Leav became Senior Vice President, Worldwide Sales, on January 29, 2009. Prior to joining NCR, he was Corporate Vice President and General Manager for Motorola, Inc., a provider of mobility products and solutions across broadband and wireless networks, from November 2008 to January 2009, and Vice President and General Manager for Motorola from December 2007 to November 2008. Prior to this position, Mr. Leav was Vice President of Sales for Motorola from December 2006 to December 2007. Prior to this position, Mr. Leav was Director of Sales for Symbol Technologies from November 2004 to December 2006. Prior to this position, Mr. Leav was Regional Sales Manager at Cisco Systems, Inc., from July 2000 to November 2004.

Peter Dorsman became Senior Vice President, Global Operations, and Chief Operations Officer, on January 1, 2008. Prior to assuming this position, he was Vice President and General Manager of NCR's Systemedia Division from April 17, 2006 to December 31, 2007. Prior to joining NCR, Mr. Dorsman was Executive Vice President and Chief Operating Officer of Standard Register Co., a document services provider, from February 2000 to June 2004. Mr. Dorsman is a director of Applied Industrial Technologies Inc.

Andrea Ledford became Senior Vice President, Human Resources, on June 25, 2007. Ms. Ledford served as Interim Senior Vice President, Human Resources, from February 26, 2007 to June 24, 2007. Prior to assuming this position, she was Vice President, Human Resources, Asia/Pacific, and Europe, Middle East and Africa, from February 2006 to February 2007. Before joining NCR in February 2006, Ms. Ledford was EMEA Leader, Human Resources, at Symbol Technologies, Inc., from 2002 to February 2006 and held a variety of leadership roles at Cisco Systems, Inc. in EMEA, Asia/Pacific and Latin America.

Peter Lieb became NCR's Senior Vice President, General Counsel and Secretary on May 29, 2006. Prior to joining NCR, from October 2003 to February 2006, Mr. Lieb was Senior Vice President, General Counsel and Secretary at Symbol Technologies, Inc. From October 1997 to October 2003, he served in various senior legal positions at International Paper Company, a global forest products, paper and packaging company, including Vice President and Deputy General Counsel.

Anthony Massetti joined NCR on January 28, 2008, as Senior Vice President and Chief Financial Officer. Prior to joining NCR, Mr. Massetti was Senior Vice President and Chief Financial Officer of QLogic Corp. ("QLogic"), a provider of networking storage and high-performance computing, from June 2005 to January 25, 2008, and was Vice President and Chief Financial Officer from May 2004 to June 2005. From July 2002 to May 2004, he was Vice President, Finance, at QLogic.

Christine Wallace became NCR's Senior Vice President, Worldwide Customer Services Division, now known as NCR Services, in March 2006. Prior to her current position, Ms. Wallace was NCR's Senior Vice President, Human Resources from January 2004 until she assumed her current position. From 2001 until January 2004, she was Vice President, Global Customer Services, Teradata Division. Ms. Wallace joined NCR in 1978.

Information regarding Section 16(a) beneficial ownership reporting compliance of the Company's executive officers and directors is included in the material captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference.

The information regarding the Company's Audit Committee is included in the material captioned "Committees of the Board," in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference. Information regarding NCR's determination of an "audit committee financial expert" is included in the material captioned "Committees of the Board" in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference.

The Company has not materially changed the procedures by which stockholders may recommend nominees to the Company's Board of Directors.

The Company has a Code of Conduct that sets the standard for ethics and compliance for all of its employees. NCR's Code of Conduct is filed as Exhibit 14 of this Form 10-K. The Company intends to disclose any amendments to or waivers of the Code of Conduct on behalf of the Executive Officers on the Company's investor relations website at *http://investor.ncr.com* under the heading "Corporate Governance," and on NCR's corporate governance website at *www.ncr.com/corpgovernance/corpgov_code_conduct.htm*, promptly following the date of such amendment or waiver.

Item 11. EXECUTIVE COMPENSATION

The information regarding the Company's compensation of its named executive officers is included in the material captioned "Executive Compensation" included in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference. The information regarding compensation committee interlocks and insider participation is included in the material captioned "Compensation and Human Resource Committee" included in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year and is incorporated herein by reference. The information regarding the compensation committee report is included in the material captioned "Board Compensation and Human Resource Committee Report on Executive Compensation" of NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is included in the material captioned "Stock Ownership" in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference.

Information regarding equity compensation plans is included in the material captioned "Equity Compensation Plan Information" in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information described under the caption "Related Person Transactions" in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, is incorporated herein by reference. The information regarding director independence is included in the material captioned "Corporate Governance" in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding fees paid to the Company's independent registered public accounting firm is included in the material captioned "Fees Paid to Independent Registered Public Accounting Firm" in NCR's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2008 year, and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Index

1. *Financial Statements*: The consolidated financial statements of the Company and the Report of Independent Registered Public Accounting Firm as set forth in Part II, Item 8 of this Form 10-K report:

2. *Financial Statement Schedule*: Financial Statement Schedule II – Valuation and Qualifying Accounts is included in this Form 10-K report on page 98. All other schedules are not required under the related instructions or are not applicable.

3. *Exhibits*: See Index of Exhibits below for a listing of all exhibits to this Form 10-K report.

(b) Exhibits identified in parentheses below, on file with the SEC, are incorporated herein by reference as exhibits hereto.

Exhibit No.	Description
2.1	Separation and Distribution Agreement, dated as of August 27, 2007 between NCR Corporation and Teradata Corporation (Exhibit 2.1 to the Form 10 of Teradata Corporation (the "Teradata Form 10")).
3.1	Articles of Amendment and Restatement of NCR Corporation, as amended May 14, 1999 (Exhibit 3.1 to the NCR Corporation Form 10-Q for the period ended June 30, 1999).
3.2	Bylaws of NCR Corporation, as amended and restated on January 28, 2009 (Exhibit 3(ii) to the NCR Corporation Current Report on Form 8-K filed February 2, 2009).
4.1	Common Stock Certificate of NCR Corporation (Exhibit 4.1 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 NCR Annual Report")).
4.3	NCR Corporation hereby agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument which defines the rights of holders of long-term debt of NCR Corporation and all of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed, and which does not exceed 10% of the total assets of NCR Corporation and its subsidiaries on a consolidated basis.
4.4	Indenture, dated as of June 1, 2002, between NCR Corporation and The Bank of New York (Exhibit 3.2 to the NCR Corporation Quarterly Report on Form 10-Q for the period ended June 30, 2002 (the "June 30, 2002 Quarterly Report")).
4.5	Registration Rights Agreement, dated June 6, 2002, by and between NCR Corporation and Salomon Smith Barney Inc., Banc One Capital Markets, Inc., BNY Capital Markets, Inc., Fleet Securities, Inc., J.P. Morgan Securities Inc. and McDonald Investments Inc., relating to $300,000,000 principal amount of 7.125% senior Notes due 2009 (Exhibit 4.5 to the June 30, 2002 Quarterly Report).
4.6(a-c)	Terms of 7.125% Senior Notes due 2009, including the form of notes (Exhibit 4.6(a-c) to the June 30, 2002 Quarterly Report).

Exhibit No.	Description
10.1	Separation and Distribution Agreement, dated as of February 1, 1996 and amended and restated as of March 29, 1996 (Exhibit 10.1 to the Lucent Technologies Inc. Registration Statement on Form S-1 (No. 333-00703) (the "Lucent Registration Statement")).
10.2	Employee Benefits Agreement, dated as of November 20, 1996, by and between AT&T Corp. and NCR Corporation (Exhibit 10.2 to the 1996 NCR Annual Report).
10.3	Patent License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.7 to the Lucent Registration Statement).
10.4	Amended and Restated Technology License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.8 to the Lucent Registration Statement).
10.5	Tax Sharing Agreement, dated as of February 1, 1996, and amended and restated as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.6 to the Lucent Registration Statement).
10.6	Purchase and Manufacturing Services Agreement effective as of January 19, 2007, between NCR Corporation and Solectron Corporation (now Flextronics International Ltd.) (incorporated by reference to Exhibit 10.6 to the Form 10-K/A for the fiscal year ended December 31, 2006, filed June 4, 2008). Certain portions of this exhibit were granted confidential treatment by the Securities and Exchange Commission on October 2, 2008.
10.7	Tax Sharing Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated September 21, 2007 (the "September 21, 2007 Form 8-K")).
10.8	Form of Interim Services and Systems Replication Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.2 to the Teradata Form 10).
10.9	Employee Benefits Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.2 to the September 21, 2007 Form 8-K).
10.10	Form of Exclusive Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.4 to the Teradata Form 10).
10.11	Form of Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.5 to the Teradata Form 10).
10.12	Form of Technology Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.6 to the Teradata Form 10).
10.13	Form of Master Agreement between NCR Corporation and Teradata Corporation for Enterprise Data Warehousing Sales and Support (Exhibit 10.16 to the Teradata Form 10).
10.14	Form of Network Support Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.17 to the Teradata Form 10).
10.15	Form of Service Provider Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.18 to the Teradata Form 10).
10.16	Form of Master Reseller Agreement for Middle East and Africa between NCR Corporation and Teradata Corporation (Exhibit 10.19 to the Teradata Form 10).
10.17	NCR Management Stock Plan (Exhibit 10.8 to the 1996 NCR Annual Report).
10.17.1	First Amendment to the NCR Management Stock Plan dated April 30, 2003 (Exhibit 10.4 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).
10.17.2	Amendment to NCR Management Stock Plan effective as of December 31, 2008.

Exhibit No.	Description
10.17.3	Form of Stock Option Agreement under the NCR Management Stock Plan (Exhibit 10.6.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Annual Report")).
10.17.4	Form of Restricted Stock Agreement under the NCR Management Stock Plan (Exhibit 10.6.4 to the 2005 Annual Report).
10.18	NCR Corporation 2006 Stock Incentive Plan (Exhibit B to the Company's Proxy Statement filed on March 10, 2006).
10.18.1	First Amendment to NCR Corporation 2006 Stock Incentive Plan dated October 9, 2006 (Exhibit 10.5 to NCR Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006).
10.18.2	NCR Corporation 2006 Stock Incentive Plan amended July 27, 2007 (Exhibit 10.2 to NCR Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.18.3	NCR Corporation 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008.
10.18.4	Form of 2008 Stock Option Agreement under the NCR Corporation 2006 Stock Incentive Plan (Exhibit 10.5 to the Current Report on Form 8-K filed February 19, 2008).
10.18.5	Form of 2008 Restricted Stock Agreement under the NCR Corporation 2006 Stock Incentive Plan (Exhibit 10.1 to the Current Report on Form 8-K filed February 19, 2008).
10.18.6	Form of 2008 Performance Based Restricted Stock Agreement under the NCR Corporation 2006 Stock Incentive Plan (Exhibit 10.3 to the Current Report on Form 8-K filed February 19, 2008).
10.18.7	Form of 2008 Performance Based Restricted Stock Unit Agreement under the NCR Corporation 2006 Stock Incentive Plan (Exhibit 10.4 to the Current Report on Form 8-K filed February 19, 2008).
10.18.8	Form of 2008 Restricted Stock Unit Agreement under the NCR Corporation 2006 Stock Incentive Plan (Exhibit 10.2 to the Current Report on Form 8-K filed February 19, 2008).
10.18.9	Form of 2009 Restricted Stock Agreement under 2006 Stock Incentive Plan (Exhibit 10.1 to the Current Report on Form 8-K filed December 16, 2008).
10.18.10	Form of 2009 Restricted Stock Unit Agreement under 2006 Stock Incentive Plan (Exhibit 10.2 to the Current Report on Form 8-K filed December 16, 2008).
10.18.11	Form of 2009 Performance Based Restricted Stock Agreement under 2006 Stock Incentive Plan (Exhibit 10.3 to the Current Report on Form 8-K filed December 16, 2008).
10.18.12	Form of 2009 Performance Based Restricted Stock Unit Agreement under 2006 Stock Incentive Plan (Exhibit 10.4 to the Current Report on Form 8-K filed December 16, 2008).
10.18.13	Form of 2009 Stock Option Agreement under 2006 Stock Incentive Plan (Exhibit 10.5 to the Current Report on Form 8-K filed December 16, 2008).
10.19	NCR Management Incentive Program for Executive Officers (Exhibit 10.19 to the 1996 Annual Report).
10.20	NCR Management Incentive Plan (Exhibit A to the Company's Proxy Statement filed on March 10, 2006).
10.21	NCR Director Compensation Program effective April 22, 2008 (incorporated by reference to Exhibit 10.7 to NCR Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the "First Quarter 2008 Form 10-Q")
10.21.1	2008 Director Option Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.8 to the First Quarter 2008 Form 10-Q).

Exhibit No.	Description
10.21.2	2008 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.9 to the First Quarter 2008 Form 10-Q).
10.22	The Retirement Plan for Officers of NCR (Exhibit 10.11 to the NCR Corporation Registration Statement on Form 10 (No. 001-00395), dated November 25, 1996 (the "NCR Registration Statement")).
10.22.1	Second Amendment to the Retirement Plan for Officers of NCR Corporation effective January 1, 2001 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.22.2	Third Amendment to the Retirement Plan for Officers of NCR Corporation effective June 1, 2002 (Exhibit 10.8.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 Annual Report")).
10.22.3	Fourth Amendment to the Retirement Plan for Officers of NCR effective January 1, 2006 (Exhibit 10.7.4 to the 2005 Annual Report).
10.22.4	Fifth Amendment to the Retirement Plan for Officers of NCR effective December 31, 2006 (Exhibit 10.13.4 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006).
10.22.5	The Retirement Plan for Officers of NCR, Amended and Restated effective December 31, 2008.
10.23	NCR Officer Plan effective June 1, 2002 (Exhibit 10.9 to the 2002 Annual Report).
10.23.1	First Amendment to the NCR Officer Plan, executed December 17, 2004 (Exhibit 10.1 to the Current Report on Form 8-K dated December 17, 2004).
10.23.2	Second Amendment to the NCR Officer Plan effective January 1, 2006 (Exhibit 10.8.2 to the 2005 Annual Report).
10.23.3	Third Amendment to the NCR Officer Plan effective December 31, 2006 (Exhibit 10.14.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006).
10.23.4	Fourth Amendment to the NCR Officer Plan effective January 1, 2008 (Exhibit 10.23.4 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2007).
10.23.5	NCR Officer Plan, Amended and Restated effective December 31, 2008.
10.24	NCR Change in Control Severance Plan, dated December 13, 2005 and effective January 1, 2006 (Exhibit 10.1 to the Current Report on Form 8-K filed December 19, 2005).
10.24.1	First Amendment to the NCR Change in Control Severance Plan (Exhibit 10.15.1 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006).
10.24.2	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008.
10.25	NCR Supplemental Pension Plan for AT&T Transfers, restated effective January 1, 1997 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "March 31, 1998 Quarterly Report")).
10.25.1	First Amendment to the NCR Supplemental Pension Plan for AT&T Transfers effective January 1, 2006 (Exhibit 10.12.1 to the 2005 Annual Report).
10.25.2	Second Amendment to the NCR Supplemental Pension Plan for AT&T Transfers effective December 31, 2006 (Exhibit 10.16.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006).
10.25.3	NCR Supplemental Pension Plan for AT&T Transfers, Amended and Restated effective December 31, 2008.

Exhibit No.	Description
10.26	NCR Mid-Career Hire Supplemental Pension Plan, restated effective January 1, 1997 (Exhibit 10.2 to the March 31, 1998 Quarterly Report).
10.26.1	Amendment to the Mid-Career Hire Supplemental Pension Plan effective June 1, 2002 (Exhibit 10.15.2 to the 2002 Annual Report).
10.26.2	Second Amendment to the NCR Mid-Career Hire Supplemental Pension Plan effective January 1, 2006 (Exhibit 10.13.3 to the 2005 Annual Report).
10.26.3	Third Amendment to the NCR Mid-Career Hire Supplemental Pension Plan effective December 31, 2006 (Exhibit 10.17.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006).
10.26.4	NCR Mid-Career Hire Supplemental Pension Plan, Amended and Restated effective December 31, 2008.
10.27	NCR Nonqualified Excess Plan, restated effective January 1, 1996 (Exhibit 10.3 to the March 31, 1998 Quarterly Report).
10.27.1	First Amendment to the NCR Nonqualified Excess Plan, executed December 17, 2004 (Exhibit 10.2 to the Current Report on Form 8-K dated December 17, 2004).
10.27.2	Second Amendment to the NCR Nonqualified Excess Plan effective January 1, 2006 (Exhibit 10.14.2 to the 2005 Annual Report).
10.27.3	Third Amendment to the NCR Nonqualified Excess Plan effective December 31, 2006 (Exhibit 10.18.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2006).
10.27.4	Fourth Amendment to the NCR Nonqualified Excess Plan (Exhibit 10.11 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
10.27.5	Fifth Amendment to the NCR Nonqualified Excess Plan (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.27.6	Amended and Restated NCR Nonqualified Excess Plan, effective December 31, 2008.
10.28	NCR Change-In-Control Severance Plan for Key At-Risk Employees adopted effective January 1, 2003 (Exhibit 10.17 to the 2002 Annual Report).
10.29	Purchase Agreement, dated June 6, 2002, by and between NCR Corporation and Salomon Smith Barney Inc., Banc One Capital Markets, Inc., BNY Capital Markets, Inc., Fleet Securities, Inc., J.P. Morgan Securities Inc. and McDonald Investments Inc., relating to $300,000,000 principal amount of 7.125% Senior Notes due 2009 (Exhibit 10.1 to the June 30, 2002 Quarterly Report).
10.30	Employment Agreement with William Nuti, dated July 29, 2005 (Exhibit 10.1 to the NCR Corporation Current Report on Form 8-K filed August 2, 2005).
10.30.1	Letter agreement dated July 26, 2006 with William Nuti (Exhibit 10.4 to the NCR Corporation Current Report on Form 8-K filed July 27, 2006).
10.30.2	Second Amendment effective as of December 12, 2008 to Letter Agreement with William Nuti dated July 29, 2005, as amended July 26, 2006.
10.31	Letter Agreement with Malcolm Collins dated February 5, 2006 (Exhibit 10.1 to the NCR Corporation Current Report on Form 8-K filed February 9, 2006).
10.31.1	Compromise Agreement between NCR Limited and Malcolm Collins dated January 27, 2009.
10.32	Letter Agreement with Peter Lieb effective May 29, 2006 (Exhibit 10.2 to the NCR Corporation Current Report on Form 8-K filed June 1, 2006).

Exhibit No.	Description
10.32.1	First Amendment effective as of December 12, 2008 to Letter Agreement dated May 24, 2006 between NCR Corporation and Peter Lieb.
10.33	Letter Agreement dated November 19, 2007 between NCR Corporation and Anthony J. Massetti (Exhibit 10.1 to the NCR Corporation Current Report on Form 8-K dated November 20, 2007).
10.33.1	First Amendment dated December 18, 2008 to Letter Agreement dated November 19, 2007 between NCR Corporation and Anthony Massetti.
14	Code of conduct for associates for NCR Corporation (Exhibit 14 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2007).
21	Subsidiaries of NCR Corporation.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated February 23, 2009.
31.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated February 23, 2009.
32	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated February 23, 2009.
99.1	Tax Opinion of Wachtell, Lipton, Rosen & Katz in connection with the Spin off of Teradata, dated August 27, 2007 (Exhibit 99.2 to the Current Report on Form 8-K of NCR Corporation dated September 30, 2007).
99.2	Presentation of the Company dated December 4, 2008 (Exhibit 99.1 the NCR Corporation Current Report on Form 8-K dated December 4, 2008).

NCR Corporation

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2008					
Allowance for doubtful accounts	**$ 19**	**$ 3**	**$—**	**$ 7**	**$ 15**
Deferred tax asset valuation allowance	**$441**	**$ 37**	**$—**	**$—**	**$478**
Inventory excess and obsolete reserves	**$147**	**$115**	**$—**	**$151**	**$111**
Reserves related to business restructuring	**$ 25**	**$ 57**	**$ (2)**	**$ 49**	**$ 31**
Year Ended December 31, 2007					
Allowance for doubtful accounts	$ 18(a)	$ 5	$—	$ 4	$ 19
Deferred tax asset valuation allowance	$686(a)	$—	$—	$245	$441
Inventory excess and obsolete reserves	$206(a)	$127	$—	$186	$147
Reserves related to business restructuring	$ 6(a)	$ 70	$ 1	$ 52	$ 25
Year Ended December 31, 2006					
Allowance for doubtful accounts	$ 25	$ 4	$—	$ 6	$ 23
Deferred tax asset valuation allowance	$634	$ 54	$—	$—	$688
Inventory excess and obsolete reserves	$257	$104	$—	$137	$224
Reserves related to business restructuring	$ 8	$ 1	$—	$ 3	$ 6

(a) The beginning balance as of January 1, 2007 excludes the amounts allocated to the Teradata Data Warehousing business as it was spun-off on September 30, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCR CORPORATION

Date: February 25, 2009

By: /s/ ANTHONY MASSETTI

Anthony Massetti
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
/s/ WILLIAM NUTI **William Nuti**	Chairman of the Board of Directors, Chief Executive Officer and President
/s/ ANTHONY MASSETTI **Anthony Massetti**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ LINDA FAYNE LEVINSON **Linda Fayne Levinson**	Director
/s/ EDWARD P. BOYKIN **Edward P. Boykin**	Director
/s/ GARY DAICHENDT **Gary Daichendt**	Director
/s/ MARK P. FRISSORA **Mark P. Frissora**	Director
/s/ C.K. PRAHALAD **C.K. Prahalad**	Director
/s/ RICHARD L. CLEMMER **Richard L. Clemmer**	Director
/s/ ROBERT P. DERODES **Robert P. DeRodes**	Director
/s/ QUINCY ALLEN **Quincy Allen**	Director

Date: February 25, 2009

Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Information

ANNUAL MEETING OF STOCKHOLDERS

Stockholders are invited to attend NCR's Annual Meeting of Stockholders at 9:00 a.m. on April 22, 2009, to be held at:

The Millenium Hilton
55 Church Street
New York, New York 10007

STOCKHOLDER ACCOUNT INQUIRIES

Inquiries concerning stockholder accounts or NCR's Direct Stock Purchase/Sell Program should be directed to:

NCR Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

or

500 Ross Street, Floor 6
Pittsburgh, PA 15262
Ph. 800-NCR-2303 (800-627-2303)
Ph. 201-680-6578 (Outside the U.S.)
website address: www.bnymellon.com/shareowner/isd

NCR ANNUAL REPORT ON FORM 10-K

The Company's annual report filed with the U.S. Securities and Exchange Commission (SEC) on Form 10-K for current and prior years can be accessed via the "Investor" page of NCR's website at www.ncr.com.

COMPANY INFORMATION

Information requests for NCR's SEC filings, annual report on Form 10-K, quarterly reports and other financial information can be obtained without charge by writing or calling:

NCR Investor Relations
1700 S. Patterson Blvd.
Dayton, OH 45479
Ph. 937-445-5905
investor.relations@ncr.com
http://investor.ncr.com

Stockholders can help NCR reduce printing and mailing costs by viewing NCR's annual reports and proxy statements online as instructed on the Notice of Internet Availability of Proxy Materials (the "Notice") that we will send to you. If you would like a paper copy you may request one at no cost to you as instructed in the Notice.

CEO AND CFO CERTIFICATIONS

In 2008, the Company's CEO provided the New York Stock Exchange (NYSE) with the annual CEO certification regarding NCR's compliance with the NYSE's corporate governance listing standards. In addition, the Company's CEO and CFO filed with the SEC all required certifications regarding the quality of NCR's public disclosures in its fiscal 2008 periodic reports.

Design: *Mizrahi, Inc. (www.mizrahionline.com)*
Printing: *RR Donnelley (www.rrdonnelley.com)*

NCR's EXECUTIVE OFFICERS

William R. Nuti
Chairman of the Board, Chief Executive Officer (CEO), and President

Anthony J. Massetti
Senior Vice President and Chief Financial Officer (CFO)

Daniel T. Bogan
Senior Vice President and General Manager, NCR Consumables

John Bruno
Executive Vice President, Industry Solutions Group

Peter A. Dorsman
Senior Vice President, Global Operations, and Chief Operations Officer

Peter Leav
Senior Vice President, Worldwide Sales

Andrea L. Ledford
Senior Vice President, Human Resources

Peter M. Lieb
Senior Vice President, General Counsel and Secretary

Christine W. Wallace
Senior Vice President, NCR Services

NCR's BOARD OF DIRECTORS

William R. Nuti
*Chairman of the Board,
NCR Corporation*

Quincy L. Allen
*President, Global Business and Strategic Marketing Group,
Xerox Corporation*

Edward P. Boykin
*Former President and Chief Operating Officer,
Computer Sciences Corporation*

Richard L. Clemmer
*President and Chief Executive Officer,
NXP B.V.*

Gary J. Daichendt
*Former President and Chief Operating Officer,
Nortel Networks Corporation*

Robert P. DeRodes
*Chief Technology Officer,
First Data Corporation*

Mark P. Frissora
*Chairman and CEO,
The Hertz Corporation*

Linda Fayne Levinson
*Chair of the Board,
Connexus Corporation*

C.K. Prahalad
*Professor of Business Administration,
The University of Michigan*

NCR

NCR Corporation
1700 S. Patterson Blvd.
Dayton, OH 45479
www.ncr.com

END

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